A MERGER PROPOSAL—YOUR VOTE IS IMPORTANT

To the Stockholders of Salix Pharmaceuticals, Ltd. and Shareholders of InKine Pharmaceutical Company, Inc.:

The boards of directors of Salix Pharmaceuticals, Ltd. and InKine Pharmaceutical Company, Inc. have each unanimously approved a merger of the two companies, with InKine continuing as a wholly owned subsidiary of Salix. The merger will create the largest specialty pharmaceutical company focused exclusively on gastroenterology. We ask for your support in voting for the merger proposal at our respective special stockholders’ and shareholders’ meetings.

As a result of the merger, InKine shareholders will receive newly issued shares of Salix common stock in exchange for their InKine shares based on an exchange ratio. This exchange ratio will equal $3.55 divided by the average (rounded to the nearest cent) of the per share closing prices of Salix common stock as reported on the Nasdaq National Market during the 40 trading days ending two days prior to the closing of the transaction; provided, however, if this average is greater than $20.44, then the exchange ratio will be 0.1737, and if this average is less than $16.00, then the exchange ratio will be 0.2219. Cash will be paid for fractional shares. Salix stockholders will continue to own their existing shares, which will not be affected by the merger.

We anticipate that, as a result of the merger, InKine’s shareholders will own between 19.0% and 23.3% of Salix’s common stock depending upon the exchange ratio used in calculating the share exchange. Shares of InKine common stock are listed on the Nasdaq SmallCap Market under the symbol “INKP.” Shares of Salix common stock are listed on the Nasdaq National Market under the symbol “SLXP.”

It is a condition to completion of the merger that the InKine shareholders adopt the merger agreement and the Salix stockholders approve the issuance of Salix common stock pursuant to the merger agreement. The obligations of Salix and InKine to complete the merger are also subject to the satisfaction or waiver of several conditions, including receiving clearance from regulatory agencies. More information about Salix, InKine and the merger is contained in this joint proxy statement/prospectus. We encourage you to read this joint proxy statement/prospectus, including the section entitled “ Risk Factors” beginning on page 21, before voting.

Salix and InKine have each scheduled special meetings in connection with the respective votes required. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the proposal to be voted on. For InKine shareholders that do not return their cards, or if their shares are held in “street name” by a broker and they do not instruct the broker how to vote their shares, the effect will be a vote against the adoption of the merger agreement.

We enthusiastically support this merger and join with all the other members of our respective boards of directors in recommending that InKine shareholders vote FOR adoption of the merger agreement and Salix stockholders vote FOR the issuance of Salix common stock in the merger.

Very truly yours,

Carolyn J. Logan President and Chief Executive Officer Salix Pharmaceuticals, Ltd.	Leonard S. Jacob, M.D., Ph.D. Chairman of the Board of Directors and Chief Executive Officer InKine Pharmaceutical Company, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the common stock to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated August 24, 2005 and is first being mailed to Salix stockholders and InKine shareholders on or about August 26, 2005.

Salix Pharmaceuticals, Ltd.

1700 Perimeter Park Drive

Morrisville, North Carolina 27560

(919) 862-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Notice hereby is given that a special meeting of stockholders of Salix Pharmaceuticals, Ltd. will be held at Salix’s corporate headquarters located at 1700 Perimeter Park Drive, Morrisville, North Carolina on Friday, September 30, 2005, at 9:00 a.m., local time, for the following purposes:

1.	To approve the issuance of Salix common stock in the merger of Metal Acquisition Corp., a wholly owned subsidiary of Salix, with and into InKine Pharmaceutical Company, Inc., pursuant to the agreement and plan of merger, dated as of June 23, 2005, by and among Salix, Metal Acquisition Corp. and InKine, as more particularly described in the joint proxy statement/prospectus accompanying this notice; and

2.	To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of Salix common stock at the close of business on August 23, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the Salix special meeting or any adjournments or postponements of the Salix special meeting.

Your vote is important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by signing, dating and mailing the enclosed proxy card. Doing so will ensure your shares are represented and voted at the Salix special meeting. A self-addressed, postage-paid envelope is enclosed for your convenience. You may revoke your proxy by following the procedures set forth in the accompanying joint proxy statement/prospectus.

THE SALIX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ISSUANCE OF SALIX COMMON STOCK PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, AS DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

By Order of the Board of Directors,

Stephen D. Celestini

Corporate Secretary

Morrisville, North Carolina

August 24, 2005

InKine Pharmaceutical Company, Inc.

1787 Sentry Parkway West

Building 18, Suite 440

Blue Bell, Pennsylvania 19422

(215) 283-6850

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting of shareholders of InKine Pharmaceutical Company, Inc. will be held at the Hampton Inn at 2055 Chemical Road, Plymouth Meeting, Pennsylvania on Friday, September 30, 2005, at 9:00 a.m., local time, for the following purposes:

1.	To adopt the merger agreement among Salix Pharmaceuticals, Ltd., InKine and Metal Acquisition Corp., a wholly owned subsidiary of Salix.

2.	To adjourn the meeting, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to adopt the merger agreement; and

3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of InKine common stock at the close of business on August 23, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the InKine special meeting or any adjournments or postponements of the InKine special meeting.

Your vote is important. New York law provides that, in adopting a merger agreement, a failure to vote, a vote to abstain and a broker non-vote will each have the same legal effect as a vote against adoption of the merger agreement. For this reason, whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by signing, dating and mailing the enclosed proxy card. Doing so will ensure that your shares are represented and voted at the InKine special meeting. A self-addressed, postage-paid envelope is enclosed for your convenience. You may revoke your proxy by following the procedures set forth in the accompanying joint proxy statement/prospectus.

THE INKINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT, AS DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

By Order of the Board of Directors,

John M. Cullen, Ph.D., J.D.

Secretary

Blue Bell, Pennsylvania

August 24, 2005

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Salix and InKine from other documents that they have filed with the SEC and that have not been included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Salix Pharmaceuticals, Ltd. 1700 Perimeter Park Drive Morrisville, North Carolina 27560 (919) 862-1000 Attn: Investor Relations	InKine Pharmaceutical Company, Inc. 1787 Sentry Parkway West Building 18, Suite 440 Blue Bell, Pennsylvania 19422 (215) 283-6850 Attn: Investor Relations

Certain of the incorporated information in this joint proxy statement/prospectus is also available to investors via Salix’s website, www.salix.com, and/or InKine’s website, www.inkine.com. None of the information included in either Salix’s website or InKine’s website is incorporated by reference in this joint proxy statement/prospectus. Also, please see “Where You Can Find More Information” on page 121.

If you would like to request documents, the applicable company must receive your request no later than September 23, 2005, in order for you to receive timely delivery of the documents in advance of the Salix special meeting and the InKine special meeting.

In addition, Salix stockholders and InKine shareholders that have questions about the special meetings, the merger agreement or the proposed merger may contact:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street, 10th Floor

New York, New York 10004

(212) 440-9800

or

CALL TOLL-FREE: (866) 391-6921

Salix, and any logos related to Salix, are trademarks of Salix Pharmaceuticals, Ltd. or its subsidiaries and are registered in certain jurisdictions. InKine Pharmaceutical Company, Inc. and any logos related to InKine or its subsidiaries are trademarks of InKine or its subsidiaries and are registered in certain jurisdictions. All other trademarks are owned by their respective owners.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGER

The following are some of the questions that you, as a shareholder of InKine or stockholder of Salix, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this document in its entirety prior to making any decision relating to the proposals at the special meetings.

The Merger

Q:	Why are the companies proposing the merger?

A:	Each of Salix and InKine believe that a combination of the two companies will create a stronger and more capable specialty pharmaceutical company than either Salix or InKine is likely to be alone. We believe this merger provides an opportunity for each company to capitalize on its assets in the short term and strengthen its prospects for continued growth over the long-term. The merger also involves certain risks, which are described under “Risk Factors” beginning on page 21.

Q:	What will InKine shareholders and Salix stockholders receive if the merger occurs?

A:	InKine shareholders:

InKine shareholders will receive newly issued shares of Salix common stock for InKine shares owned based on an exchange ratio. This exchange ratio will equal $3.55 divided by the average (rounded to the nearest cent) of the per share closing prices of Salix common stock as reported by Nasdaq during the 40 trading days ending two days prior to the closing of the transaction; provided, however, if this average is greater than $20.44, then the exchange ratio will be 0.1737, and if this average is less than $16.00, then the exchange ratio will be 0.2219. Cash will be paid for fractional shares.

Salix stockholders:

Salix stockholders will continue to hold the shares of Salix common stock that they own immediately before the merger. However, those shares will represent a smaller proportion of the outstanding shares of the combined company due to the issuance of Salix common shares in the merger. As a result of the merger, Salix stockholders prior to the merger will own between 76.7% and 81.0% of Salix’s common stock following the merger, depending upon the exchange ratio used in calculating the share exchange.

Q:	How was the exchange ratio determined?

A:	The exchange ratio was determined in negotiations by the two companies and reflects the relative recent market prices of each company’s common stock and other factors that the board of directors of each company considered relevant.

Q:	What InKine shareholder and Salix stockholder approvals are needed?

A:	InKine shareholders:

To adopt the merger agreement: The affirmative vote of the holders of at least two-thirds of the outstanding shares of InKine common stock is required to adopt the merger agreement.

Because the affirmative vote required to adopt the merger agreement is based upon the total number of outstanding shares of InKine common stock, the failure to submit a proxy card (or to vote in person at the InKine special meeting) or the abstention from voting by a shareholder will have the same effect as a vote against adoption of the merger agreement. Brokers holding shares of InKine common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners of those shares, so the failure to provide voting instructions to your broker will also have the same effect as a vote against adoption of the merger agreement.

Adjournment of the meeting, if necessary, to permit further solicitation of proxies: Adjournment of the meeting requires the affirmative vote of the holders of at least a majority of the votes cast. Any InKine shares not voted (whether by abstention or otherwise) will have no impact on the vote.

Salix stockholders:

The affirmative vote of the holders of a majority of the shares of Salix common stock present or represented by proxy and voting at the Salix special meeting is required to approve the issuance of Salix common stock in the merger.

Q:	When do you expect the merger to be completed?

A:	The merger is expected to be completed promptly following the special meetings, but neither Salix nor InKine can predict the exact timing.

Q:	What are the material U.S. federal income tax consequences of the merger to Salix stockholders and to InKine shareholders?

A:	Salix stockholders will not exchange their Salix common stock in the merger and accordingly will not recognize any taxable gain or loss as a result of the merger. Salix and InKine intend for the merger to be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. If the merger qualifies as a reorganization, InKine shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of InKine common stock for shares of Salix common stock. InKine shareholders, however, will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Salix common stock. We strongly urge you to consult with a tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences of the merger to you. Please see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 64 for more information.

The InKine Shareholders’ Meeting and Salix Stockholders’ Meeting; Voting Your Shares

Q:	Who can vote at the meetings?

A:	Only holders of record of InKine common stock as of the close of business on August 23, 2005, will be entitled to notice of and to vote at the InKine special meeting. Only holders of record of Salix common stock as of the close of business on August 23, 2005, will be entitled to notice of and to vote at the Salix special meeting.

Q:	When and where are the meetings?

A:	InKine Special Meeting:

The special meeting of InKine shareholders will be held at the Hampton Inn at 2055 Chemical Road, Plymouth Meeting, Pennsylvania on Friday, September 30, 2005, at 9:00 a.m., local time.

Salix Special Meeting:

The special meeting of Salix stockholders will be held at Salix’s corporate headquarters located at 1700 Perimeter Park Drive, Morrisville, North Carolina on Friday, September 30, 2005, at 9:00 a.m., local time.

Q:	Do the boards of directors of Salix and InKine recommend approval of the merger proposals?

A:	Yes, unanimously. For a more complete description of the recommendation of the Salix board of directors, see the section entitled “The Merger—Salix’s Reasons for the Merger” beginning on page 42.

For a more complete description of the recommendation of the InKine board of directors relating to adoption of the merger agreement, see the section entitled “The Merger—InKine’s Reasons for the Merger” beginning on page 44.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained or incorporated by reference in this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares will be represented at your company’s stockholder meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:	Why is my vote important?

A:	If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in “street name,” we might not have a quorum to hold the special meetings. In addition, because of the requirement for approval of two-thirds of the outstanding InKine shares to adopt the merger agreement, if you hold InKine shares and do not vote, the effect will be a vote against that proposal.

Q:	Are InKine shareholders and Salix stockholders entitled to dissenters’ or appraisal rights?

A:	InKine shareholders:

No. Under New York law, InKine shareholders are not entitled to dissenters’ or appraisal rights in connection with the merger.

Salix stockholders:

No. Under Delaware law, Salix stockholders are not entitled to dissenters’ or appraisal rights in connection with the merger.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of Salix or InKine, as appropriate, before that company’s meeting. If your shares are held in an account at a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the special meeting and vote in person.

Q:	Should I send in my stock certificates now?

A:	InKine shareholders:

No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of Salix common stock. Please do not send in your stock certificates with your proxy.

Salix stockholders:

No. It will not be necessary for stockholders to exchange their existing stock certificates at any time because your shares of common stock will remain outstanding after the merger. Please do not send in your stock certificates with your proxy.

Q:	Where will my shares of Salix common stock be listed?

A:	After the merger, the shares of Salix common stock will continue to be listed on the Nasdaq National Market under the symbol “SLXP.”

Additional Questions

Q:	Who can help answer my questions?

A:	If you have any questions about the matters described in this joint proxy statement/prospectus or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street, 10th Floor

New York, New York 10004

(212) 440-9800

or

CALL TOLL-FREE: (866) 391-6921

Salix stockholders and InKine shareholders that have questions may also contact their respective investor relations departments:

Salix Pharmaceuticals, Ltd. 1700 Perimeter Park Drive Morrisville, North Carolina 27560 (919) 862-1000 Attn: Investor Relations	InKine Pharmaceutical Company, Inc. 1787 Sentry Parkway West Building 18, Suite 440 Blue Bell, Pennsylvania 19422 (215) 283-6850 Attn: Investor Relations

You may also obtain additional information about Salix and InKine from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” on page 121.

SUMMARY

This summary highlights material information from this joint proxy statement/prospectus related to the special meetings of Salix stockholders and InKine shareholders. It does not contain all of the information that you should consider before voting. You should carefully read this entire joint proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers you. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in “Where You Can Find More Information” beginning on page 121.

The Companies

Salix

Salix is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Salix’s strategy is to:

•	identify and acquire rights to products that it believes have potential for near-term regulatory approval or are already approved;

•	apply its regulatory, product development, and sales and marketing expertise to commercialize these products; and

•	use its specialty sales and marketing team focused on high-prescribing U.S. gastroenterologists to sell its products.

Salix relies on distribution relationships with third parties to sell its products outside the United States.

Salix currently markets Colazal®, XifaxanTM, two dosage strengths of Azasan®, and two formulations each of Anusol-HC® and Proctocort® to U.S. gastroenterologists primarily through its own direct sales force. Salix intends to market its products through its own direct sales force and enter into distribution relationships outside the United States and in markets where a larger sales organization is appropriate. As of June 30, 2005, Salix had approximately 165 employees.

Salix’s executive offices are located at 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, and its telephone number at that location is (919) 862-1000. Its website address is www.salix.com.

InKine

InKine is a specialty pharmaceutical company focused on acquiring, developing and commercializing pharmaceutical products for use to diagnose and treat gastrointestinal disorders. InKine currently markets and sells two pharmaceutical products, Visicol® and IB-Stat®, and has studied Visicol for the treatment of constipation. In addition, InKine submitted a New Drug Application for INKP-102, a next-generation purgative product, with the FDA in April 2005. As of June 30, 2005, InKine had approximately 72 employees.

InKine’s executive offices are located at 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, and its telephone number at that location is (215) 283-6850. Its website address is www.inkine.com.

The Merger (Page 38)

Salix and InKine have agreed to the merger under the terms of the Agreement and Plan of Merger, dated as of June 23, 2005, that is described in this joint proxy statement/prospectus. We have attached the Agreement and Plan of Merger as Annex A hereto, and encourage you to read it in its entirety. Under the terms of the merger agreement, Metal Acquisition Corp., a wholly owned subsidiary of Salix, will merge with and into InKine, with

InKine surviving and becoming a wholly owned subsidiary of Salix. We expect to complete the merger promptly following the special meetings.

Ownership of Salix after the Merger (Page 68)

The percentage ownership of Salix by InKine shareholders upon completion of the merger will depend upon the exchange ratio, which can vary within a range based on Salix’s stock price. Based upon the number of shares of Salix and InKine capital stock outstanding on June 30, 2005 (excluding shares issuable upon exercise of outstanding Salix and InKine options and outstanding InKine warrants) former InKine shareholders will own between 19.0% and 23.3% of the then outstanding shares of Salix common stock after completion of the merger.

InKine Board Recommendation to Shareholders (Page 34)

The InKine board of directors has unanimously approved and adopted the merger agreement and the merger. The InKine board of directors has determined that the merger and the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, InKine’s shareholders and unanimously recommends that the InKine shareholders vote FOR the proposal to adopt the merger agreement. The InKine board also recommends that the InKine shareholders vote to adjourn the meeting, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to adopt the merger agreement.

The InKine board of directors considered a number of factors in determining to approve and adopt the merger agreement and the merger. These considerations are described below under “The Merger—InKine’s Reasons for the Merger” on page 44.

Salix Board Recommendation to Stockholders (Page 37)

The Salix board of directors has unanimously approved and adopted the merger agreement and the issuance of Salix common stock in the merger. The Salix board of directors has determined that the merger and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Salix’s stockholders and unanimously recommends that Salix stockholders vote FOR the proposal to issue Salix common stock in the merger.

The Salix board of directors considered a number of factors in determining to approve and adopt the merger agreement and the issuance of Salix common stock in the merger. These considerations are described below under “The Merger—Salix’s Reasons for the Merger” on page 42.

Treatment of InKine Stock Options and Warrants (Page 70)

Pursuant to the merger agreement, each option and warrant to purchase shares of InKine common stock outstanding immediately prior to the effective time of the merger will be converted into an option or warrant to acquire Salix common stock, with the exercise price per share of common stock and the number of shares of Salix common stock to be obtained upon exercise of such option or warrant adjusted in accordance with the exchange ratio used for determining the number of shares of Salix common stock received by InKine shareholders in connection with the merger. In connection with the merger, all outstanding options to purchase InKine common stock will vest in full in connection with the merger in accordance with the terms of the applicable grant instruments or InKine stock option plans under which the options were granted.

Conditions to the Merger (Page 86)

The completion of the merger depends on the satisfaction of a number of conditions, including:

•	the adoption of the merger agreement by InKine shareholders and approval of the share issuance by Salix stockholders;

•	no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, ordinance, regulation, executive order, decree, judgment, stipulation, injunction or other order (whether temporary, preliminary or permanent) in any case which is in effect and which prevents or prohibits consummation of the merger or any other transactions contemplated in the merger agreement;

•	the Salix common stock issuable to the holders of InKine common stock pursuant to the merger agreement shall have been included for listing on the Nasdaq National Market upon official notice of issuance;

•	the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which occurred on July 28, 2005; and

•	other customary conditions specified in the merger agreement.

The party entitled to assert any condition to the merger may waive the condition to the extent permitted by applicable law.

No Solicitation by InKine (Page 79)

InKine has agreed that, during the period between the signing of the merger agreement and the completion of the merger or termination of the merger agreement, neither it nor any of its subsidiaries or representatives will:

•	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer involving:

•	a merger, reorganization, share exchange, consolidation or similar transaction involving InKine;

•	any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 15% voting or economic interest in InKine; or

•	any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of InKine and its subsidiaries, taken as a whole; or

•	have any discussions with, or provide any confidential information or data to, or engage in any negotiations with, any person relating to any proposal or offer described above, which we refer to as an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any person other than Salix to make or implement an acquisition proposal.

However, InKine and its board of directors may furnish non-public information to, and enter into discussions or negotiations with, a person in connection with an unsolicited written acquisition proposal that is a superior proposal, as defined in the merger agreement, if the InKine board of directors determines in good faith that such action is necessary for it to comply with its fiduciary duties to its shareholders and other conditions specified in the merger agreement are met.

Termination of the Merger Agreement (Page 88)

Salix and InKine can mutually agree to terminate the merger agreement without completing the merger. In addition, Salix and InKine can each terminate the merger agreement under the circumstances set forth in the merger agreement and described below in this joint proxy statement/prospectus.

Termination Fees and Expenses (Page 89)

Salix and InKine, generally, will bear their own expenses related to the merger. However, under specified circumstances, either Salix or InKine may be required to reimburse the other for expenses related to the merger as set forth in the merger agreement and described below in this joint proxy statement/prospectus.

A termination fee of $5.5 million is payable by either Salix or InKine to the other if the merger agreement is terminated under specified circumstances set forth in the merger agreement and described below in this joint proxy statement/prospectus.

Opinion of Salix’s Financial Advisor (Page 46)

In connection with the merger, Banc of America Securities LLC, Salix’s financial advisor, delivered to the Salix board of directors a written opinion dated June 23, 2005 as to the fairness, from a financial point of view and as of the date of the opinion, to Salix of the exchange ratio provided for in the merger. The full text of the written opinion of Banc of America Securities is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read the opinion in its entirety to understand the procedures followed, the assumptions made, the matters considered and the limitations on the review undertaken by Banc of America Securities in providing its opinion. The opinion of Banc of America Securities is directed to the Salix board of directors and relates only to the fairness, from a financial point of view, to Salix of the exchange ratio provided for in the merger. The opinion does not constitute a recommendation to any stockholder with respect to the proposed merger.

Opinion of InKine’s Financial Advisor (Page 53)

In connection with the merger, the InKine board of directors received a written opinion from UBS Securities LLC, InKine’s financial advisor, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger exchange ratio. The full text of UBS’ written opinion, dated June 23, 2005, is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to the InKine board of directors in its evaluation of the merger exchange ratio, does not address any other aspect of the merger and does not constitute a recommendation to any shareholder with respect to any matters relating to the proposed merger.

Interests of Certain Persons in the Merger (Page 59)

In considering the recommendation of the InKine board of directors, InKine shareholders should be aware of the interests that certain InKine executive officers and directors have in the merger. These interests are described more completely below in this joint proxy statement/prospectus and include:

•	options to receive shares of InKine common stock and restricted common stock of InKine subject to vesting provisions will convert into options to receive shares of Salix common stock or restricted Salix common stock, and will vest in full in connection with the merger in accordance with the terms of the applicable grant instruments or InKine stock option plans under which the options and restricted stock were granted;

•	certain executive officers of InKine are entitled to management incentive bonuses; provided that the executive officer remains employed through the 90th day following the closing of the merger or the executive officer’s employment with Salix is terminated before the 90th day following the closing of the merger for any reason other than (1) cause, as that term is defined in the executive officer’s existing employment agreement with InKine, or (2) the executive officer’s voluntary resignation;

•	certain executive officers of InKine are entitled to retention bonuses, provided that the executive officer remains employed through the 90th day following the closing of the merger or the executive officer’s employment with Salix is terminated before the 90th day following the closing of the merger for any reason other than (1) cause, as defined in the InKine Retention Bonus Plan, or (2) the executive officer’s voluntary resignation;

•	potential severance benefits to certain executive officers of InKine who are terminated in connection with the merger pursuant to their existing employment agreements or offer letters with InKine;

•	certain executive officers of InKine have or will enter into employment or consulting agreements with Salix; and

•	customary rights to indemnification of directors and executive officers of InKine against specified liabilities.

In considering the fairness of the merger to InKine shareholders, the InKine board of directors took into account these interests. Some of these interests are different from, or in addition to, the interests of InKine shareholders generally in the merger.

Accounting Treatment (Page 66)

Salix will account for the merger as a purchase of a business under United States generally accepted accounting principles, or GAAP, which means that the assets and liabilities of InKine, including intangible assets, will be recorded at their fair value and the results of operations of InKine will be included in Salix’s results from the date of acquisition.

Material United States Federal Income Tax Consequences (Page 64)

We intend for the merger to qualify as a reorganization, such that InKine shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of InKine common stock for shares of Salix common stock. InKine shareholders, however, will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Salix common stock.

The obligation of each of Salix and InKine to complete the merger is conditioned upon the receipt of a legal opinion from their legal counsel that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code. These opinions will not bind the Internal Revenue Service, which could take a different view.

Tax matters are very complicated, and the tax consequences of the merger to InKine shareholders will depend on the facts of each InKine shareholder’s own situation. InKine shareholders should consult their tax advisors for a full understanding of the tax consequences to them of the merger.

Salix stockholders will not exchange their Salix common stock in the merger and accordingly will not recognize any taxable gain or loss as a result of the merger.

Regulatory Matters Related to the Merger (Page 66)

The merger is subject to discretionary review by the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act, prohibits us from completing the merger until we have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has ended. Both Salix and InKine filed the required notification and report forms on July 15, 2005, and pursuant to a request for early termination, were notified that the waiting period was terminated on July 28, 2005.

We also may be required to obtain additional regulatory approvals from various state and foreign authorities. While we expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of conditions on completion of the merger or require changes to the terms of the merger that would have a materially adverse effect on the combined company. These conditions or changes could result in the conditions to the merger not being satisfied.

How the Rights of InKine Shareholders Will Differ as Salix Stockholders (Page 102)

The exchange of InKine common stock into Salix common stock in the merger will result in differences between the rights of InKine shareholders, which are governed by the Business Corporation Law of the State of

New York and the InKine certificate of incorporation and bylaws, and their rights as Salix stockholders, which will be governed by the General Corporation Law of the State of Delaware and Salix’s certificate of incorporation and bylaws. These differences are discussed in more detail below in this joint proxy statement/prospectus.

Listing of Salix Common Stock and Delisting of InKine Common Stock (Page 67)

Salix will apply to have the shares of Salix common stock issued in the merger approved for listing on the Nasdaq National Market, where shares of Salix common stock currently are traded under the symbol “SLXP.” If the merger is completed, InKine common stock will no longer be listed on the Nasdaq SmallCap Market and will be deregistered under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and InKine will no longer file periodic reports with the SEC.

Salix Price Information (Page 19)

Shares of Salix common stock are listed on the Nasdaq National Market. On June 23, 2005, the last full trading day prior to the public announcement of the proposed merger, Salix common stock closed at $18.44 per share. On August 23, 2005, the last full trading day prior to the date of this joint proxy statement/prospectus, Salix common stock closed at $20.24 per share.

InKine Price Information (Page 19)

Shares of InKine common stock are listed on the Nasdaq SmallCap Market. On June 23, 2005, the last full trading day prior to the public announcement of the proposed merger, InKine common stock closed at $2.17 per share. On August 23, 2005, the last full trading day prior to the date of this joint proxy statement/prospectus, InKine common stock closed at $3.54 per share.

Voting Agreements (Pages 32 and 36)

InKine

The following shareholders of InKine, representing all of InKine’s executive officers and directors, have signed agreements, a form of which is attached hereto as Annex D, pursuant to which they have agreed to vote all outstanding shares beneficially owned, directly or indirectly, by them in favor of adopting the merger agreement:

•	Leonard S. Jacob, M.D., Ph.D., Chairman of the Board of Directors and Chief Executive Officer;

•	Robert F. Apple, Chief Operating and Financial Officer and director;

•	William Harral III, director;

•	John R. Leone, director;

•	Steven B. Ratoff, director;

•	Norman D. Schellenger, director;

•	Thomas P. Stagnaro, director;

•	Martin Rose, M.D., J.D., Executive Vice President, Research and Development; and

•	John M. Cullen, Ph.D., J.D., Senior Vice President, General Counsel and Secretary.

The outstanding shares beneficially owned, directly or indirectly, by these InKine shareholders collectively represent approximately 2.5% of the outstanding shares of InKine common stock as of the record date for the InKine special meeting.

Salix

The following stockholders of Salix, representing all of Salix’s executive officers and directors, have signed agreements, a form of which is attached hereto as Annex E, pursuant to which they have agreed to vote all outstanding shares beneficially owned, directly or indirectly, by them in favor of the issuance of Salix common stock in the merger:

•	Carolyn J. Logan, President, Chief Executive Officer and director;

•	John F. Chappell, Chairman of the Board of Directors;

•	Thomas A. D’Alonzo, director;

•	Richard A. Franco, R.Ph., director;

•	William P. Keane, director;

•	Adam C. Derbyshire, Senior Vice President and Chief Financial Officer;

•	William P. Forbes, Pharm.D., Vice President, Research and Development, and Chief Development Officer; and

•	David N. Taylor, M.D., Vice President, Medical and Safety and Chief Medical Officer.

The outstanding shares beneficially owned, directly or indirectly, by these Salix stockholders collectively represent approximately 4.2% of the outstanding shares of Salix common stock as of the record date for the Salix special meeting.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SALIX

The selected historical consolidated statements of operations for the fiscal years ended December 31, 2004, 2003 and 2002 and the selected historical consolidated balance sheet data as of December 31, 2004 and 2003 are derived from the audited consolidated financial statements of Salix and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The unaudited selected historical consolidated statement of operations data for the six months ended June 30, 2005 and 2004 and the unaudited selected historical consolidated balance sheet data as of June 30, 2005 and 2004 are derived from the unaudited consolidated financial statements of Salix and related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated statement of operations data for the fiscal years ended December 31, 2001 and 2000 and the selected historical consolidated balance sheet data as of December 31, 2002, 2001 and 2000 are derived from audited consolidated financial statements that are not included, or incorporated by reference, in this joint proxy statement/prospectus. Historical operating results are not necessarily indicative of the results for the year ending December 31, 2005 or any other future period.

Consolidated Statements of Operations:

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(U.S. dollars, in thousands, except per share data)
Revenues:
Net product revenue	$6,307	$14,129	$33,456	$55,807	$101,697	$39,299	$63,928
Revenues from collaborative agreements	8,235	8,221	—	—	3,799	3,799	—

Total revenues	14,542	22,350	33,456	55,807	105,496	43,098	63,928
Costs and expenses:
Cost of products sold (excluding amortization of product rights)	2,287	3,495	8,192	13,226	21,754	9,378	14,044
License fees and costs related to collaborative and co-promotion agreements	4,173	5,583	125	125	1,837	1,837	2,139
Amortization of intangibles	—	—	—	—	762	—	762
Research and development	3,844	6,629	17,967	23,654	20,366	9,524	9,956
Selling, general and administrative	7,412	24,688	33,004	38,635	54,128	27,000	28,853

Total costs and expenses	17,716	40,395	59,288	75,640	98,847	47,739	55,754
Income (loss) from operations	(3,174)	(18,045)	(25,832)	(19,833)	6,649	(4,641)	8,174
Interest, and other income (expense), net	208	547	1,090	(268)	598	329	415

Income (loss) before income tax	(2,966)	(17,498)	(24,742)	(20,101)	7,247	(4,312)	8,589
Income tax	(9)	—	—	—	(408)	—	(232)

Net income (loss)	$(2,975)	$(17,498)	$(24,742)	$(20,101)	$6,839	$(4,312)	$8,357

Net income (loss) per share, basic	$(0.17)	$(0.75)	$(0.81)	$(0.61)	$0.19	$(0.12)	$0.23

Net income (loss) per share, diluted	$(0.17)	$(0.75)	$(0.81)	$(0.61)	$0.18	$ (0.12)	$0.22

Shares used in computing net income (loss) per share, basic	17,034	23,184	30,732	32,793	36,112	35,903	36,630

Shares used in computing net income (loss) per share, diluted	17,034	23,184	30,732	32,793	38,930	35,903	38,744

Consolidated Balance Sheet Data:
	2000	2001	2002	2003	2004	2004	2005
Cash and cash equivalents	$13,244	$27,868	$18,531	$54,795	$48,108	$42,291	$56,277
Short-term investments	—	—	30,165	10,012	4,000	—	—
Long-term investments	—	—	7,052	—	—	—	—
Working capital	12,408	26,308	52,053	69,314	69,914	55,298	80,609
Total assets	25,761	38,590	75,302	90,852	107,864	90,062	119,055
Accumulated deficit	(28,386)	(45,884)	(70,626)	(90,727)	(83,888)	(95,039)	(75,531)
Stockholders’ equity	12,742	27,594	60,389	73,935	86,687	72,890	96,934

SELECTED HISTORICAL FINANCIAL DATA OF INKINE

The selected historical statements of operations for the fiscal years ended December 31, 2004, 2003 and 2002 and the selected historical balance sheet data as of December 31, 2004 and 2003 are derived from the audited financial statements of InKine and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The unaudited selected historical statements of operations data for the six months ended June 30, 2005 and 2004 and the unaudited selected historical balance sheet data as of June 30, 2005 and 2004 are derived from the unaudited financial statements of InKine and related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The selected historical statements of operations data for the fiscal year ended December 31, 2001 and the selected historical balance sheet data as of December 31, 2002, 2001 and 2000 are derived from audited financial statements that are not included, or incorporated by reference, in this joint proxy statement/prospectus. The selected historical statement of operations data for the fiscal year ended December 31, 2000 is derived from unaudited financial statements that are not included, or incorporated by reference, in this joint proxy statement/prospectus. Historical operating results are not necessarily indicative of the results for the year ending December 31, 2005 or any other future period.

Statements of Operations:

	Year Ended December 31,					Six Months Ended June 30,
	2000(1) (unaudited)	2001	2002	2003	2004	2004	2005
	(U.S. dollars, in thousands, except per share data)
Revenues:
Net product revenue	$—	$4,338	$7,488	$14,383	$20,702	$9,241	$10,868
Other revenue	—	523	64	49	1,408	658	818

Total revenues	—	4,861	7,552	14,432	22,110	9,899	11,686
Costs and expenses:
Cost of products sold	—	1,881	1,724	2,242	2,935	1,143	1,710
Research and development	9,397	5,361	3,259	1,822	5,011	1,958	3,762
Selling, general and administrative	6,966	12,633	8,252	8,458	11,146	5,815	6,617

Total costs and expenses	16,363	19,875	13,235	12,522	19,092	8,916	12,089
Income (loss) from operations	(16,363)	(15,014)	(5,683)	1,910	3,018	983	(403)
Interest, and other income (expense), net	679	(170)	(761)	(614)	88	18	140
Debt conversion inducement, non-cash accretion and non-cash premium	—	(74)	(3,916)	(2,822)	—	—	—

Income (loss) before income tax	(15,684)	(15,258)	(10,360)	(1,526)	3,106	1,001	(263)
Income tax	—	—	—	—	—	—	—

Net income (loss)	$(15,684)	$(15,258)	$(10,360)	$(1,526)	$3,106	$1,001	$(263)

Net income (loss) per share, basic	$(0.50)	$(0.45)	$(0.30)	$(0.04)	$0.06	$0.02	$(0.01)

Net income (loss) per share, diluted	$(0.50)	$(0.45)	$(0.30)	$(0.04)	$0.06	$0.02	$(0.01)

Shares used in computing net income (loss) per share, basic	31,586	34,285	34,965	42,839	48,666	48,611	49,109

Shares used in computing net income (loss) per share, diluted	31,586	34,285	34,965	42,839	53,634	53,737	49,109

Balance Sheet Data:
	2000	2001	2002	2003	2004	2004	2005
Cash and cash equivalents	$2,240	$7,379	$12,151	$10,442	$7,859	$11,154	$6,763
Short-term investments	9,280	4,787	—	—	5,194	—	6,255
Working capital	9,865	6,908	5,122	10,451	14,001	11,488	13,936
Total assets	13,400	13,865	14,079	13,297	17,384	15,227	18,020
Accumulated deficit	(44,782)	(60,040)	(70,400)	(71,926)	(68,820)	(70,925)	(69,083)
Shareholders’ equity (deficit)	11,025	(1,887)	(6,211)	10,629	14,368	11,904	14,285

(1)	During the 2000 calendar year, InKine changed its fiscal year-end from June 30 to December 31.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA

The accompanying unaudited pro forma combined consolidated financial statements present financial data from the Salix and InKine unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2004 and six month period ended June 30, 2005 and from the unaudited pro forma combined consolidated balance sheet as of June 30, 2005 included in this joint proxy statement/prospectus. The unaudited pro forma combined consolidated statement of operations is presented as if the merger had occurred on January 1, 2004. The unaudited pro forma combined consolidated balance sheet presents the consolidated financial position of Salix and InKine as of June 30, 2005, giving effect to the acquisition as if it occurred on June 30, 2005. The unaudited pro forma combined consolidated financial data are based on the estimates and assumptions set forth in the notes to such statements, which are provided for information purposes only, are preliminary and are subject to change. The unaudited pro forma combined consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the related notes and the historical financial statements and related notes of Salix and InKine included in or incorporated by reference into this joint proxy statement/prospectus.

Unaudited Pro Forma Combined Consolidated Balance Sheets

	As of June 30, 2005
	Historical		Pro forma
(U.S. Dollars, in thousands)	Salix	InKine	Adjustments		Combined
Assets
Current assets:
Cash and cash equivalents	$56,277	$6,763	—		$63,040
Short-term investments	—	6,255	—		6,255
Accounts receivable, net	13,534	2,550	—		16,084
Inventory, net	30,074	1,635	—		31,709
Prepaid and other current assets	2,465	468	—		2,933

Total current assets	$102,350	$17,671	$—		$120,021

Property and equipment, net	$2,975	$325	—		3,300
Goodwill, product rights and other intangibles, net	13,730	24	130,323	A	144,077

Total Assets	$119,055	$18,020	$130,323		$267,398

Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable	$4,030	$1,883	—		5,913
Accrued liabilities	17,711	1,852	8,313	D, F	27,876

Total current liabilities	$21,741	$3,735	$8,313		$33,789

Long-term liabilities:
Lease incentive obligation	380	—	—		380

Stockholders’ equity:
Common stock	$37	$5	$(5)	C	$46
			9	C
Less common stock held in treasury	—	(37)	37	C	—
Additional paid-in capital	173,104	83,961	(83,961)	C	384,453
			187,702	C
			23,647	C
Deferred compensation	—	(557)	557	C	—
Unrealized loss on investments	—	(4)	4	C	—
Accumulated other comprehensive loss	(676)	—	—		(676)
Accumulated deficit	(75,531)	(69,083)	69,083	C	(150,594)
			(70,000)	E
			(5,063)	F

Total stockholders’ equity	$96,934	$14,285	$122,010		$233,229

Total liabilities and stockholders’ equity	$119,055	$18,020	$130,323		$267,398

Unaudited Pro Forma Combined Consolidated Statements of Operations:

	For the year ended December 31, 2004
	Historical		Pro forma
(U.S. Dollars, in thousands, except per share data)	Salix	InKine	Adjustments		Combined
Revenues:
Net product revenue	$101,697	$20,702	$—		$122,399
Revenues from collaborative agreements and other	3,799	1,408	—		5,207

Total revenues	$105,496	$22,110	$—		$127,606

Costs and expenses:
Cost of products sold (excluding amortization of product rights)	$21,754	$2,935	$—		$24,689
License fees and costs related to collaborative and co-promotion agreements	1,837	—	—		1,837
Amortization of intangible assets	762	—	2,504	B	3,266
Research and development	20,366	5,011	—		25,377
Selling, general and administrative	54,128	11,146	—		65,274

Total costs and expenses	$98,847	$19,092	$2,504		$120,443

Income (loss) from operations	$6,649	$3,018	$(2,504)		$7,163
Interest, and other income, net	598	88	—		686

Income (loss) before income tax	$7,247	$3,106	$(2,504)		$7,849
Income tax	(408)	—	—	G	(408)

Net income (loss)	$6,839	$3,106	$(2,504)		$7,441

Net income (loss) per share, basic	$0.19	$0.06	$(0.28)		$0.17

Net income (loss) per share, diluted	$0.18	$0.06	$(0.25)		$0.15

Shares used in computing net income (loss) per share, basic	36,112	48,666	8,969		45,081

Shares used in computing net income (loss) per share, diluted	38,930	53,634	9,885		48,815

	For the six months ended June 30, 2005
	Historical		Pro forma
(U.S. Dollars, in thousands, except per share data)	Salix	InKine	Adjustments		Combined
Revenues:
Net product revenue	$63,928	$10,868	$—		$74,796
Revenues from collaborative agreements and other	—	818	—		818

Total revenues	$63,928	$11,686	$—		$75,614

Costs and expenses:
Cost of products sold (excluding amortization of product rights)	$14,044	$1,710	$—		$15,754
License fees and costs related to collaborative and co-promotion agreements	2,139	—	—		2,139
Amortization of intangible assets	762	—	1,252	B	2,014
Research and development	9,956	3,762	—		13,718
Selling, general and administrative	28,853	6,617	—		35,470

Total costs and expenses	$55,754	$12,089	$1,252		$69,095

Income (loss) from operations	$8,174	$(403)	$(1,252)		$6,519
Interest, and other income, net	415	140	—		555

Income (loss) before income tax	$8,589	$(263)	$(1,252)		$7,074
Income tax	(232)	—	—	G	(232)

Net income (loss)	$8,357	$(263)	$(1,252)		$6,842

Net income (loss) per share, basic	$0.23	$(0.01)	$(0.14)		$0.15

Net income (loss) per share, diluted	$0.22	$(0.01)	$(0.14)		$0.14

Shares used in computing net income (loss) per share, basic	36,630	49,109	9,051		45,681

Shares used in computing net income (loss) per share, diluted	38,744	49,109	9,051		47,795

Note 1:

The allocation of the purchase price is preliminary and is based upon a preliminary valuation of tangible and intangible assets acquired and liabilities assumed. The purchase price allocation included within these unaudited pro forma combined consolidated financial statements is based upon a purchase price of approximately $214.6 million. The purchase price was derived from the estimated number of shares of Salix common stock to be issued of approximately 9,055,062, based on the outstanding shares of InKine common stock on June 30, 2005 and the exchange ratio of 0.1843 per each Salix share, at a price of $20.73 per share, the closing price of Salix on August 16, 2005. The actual number of newly issued shares of Salix common stock to be delivered in connection with the merger will be based upon the actual number of InKine shares issued and outstanding when the merger closes as converted using a variable exchange ratio disclosed in the merger agreement. The purchase price also includes the fair value of stock options and warrants to be issued as of the closing date of the merger in exchange for similar securities of InKine and the estimated transaction costs to be paid by Salix in connection with the merger. The preliminary purchase consideration is as follows:

Issuance of Salix common stock to InKine stockholders (9,055,062 shares at $20.73 per share)	$187,711
Fair value of Salix stock options to be issued in exchange for outstanding InKine stock options	16,524
Fair value of Salix warrants to be issued in exchange for outstanding InKine warrants	6,633
Fair value of Salix common stock to be issued for InKine restricted stockholders	490
Estimated Salix transaction costs	3,250

Total preliminary consideration	$214,608

Salix has not completed an assessment of the fair value of the assets and liabilities assumed of InKine and the related business integration plans. The table below represents a preliminary allocation of the total consideration to InKine’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of the date of the merger.

The amount of in-process research and development, identifiable intangible assets, and goodwill, as well as the estimated useful lives of these assets, will be determined upon completion of an independent appraisal and therefore, may be different from the amounts presented within these unaudited pro forma combined financial statements. To the extent the amounts and estimated useful lives are different, the unaudited pro forma combined consolidated financial statements could change significantly. The preliminary purchase price allocation is as follows (U.S. dollars, in thousands):

Net tangible assets acquired	$14,285
In-process research and development	70,000
Identifiable intangible assets	34,000
Goodwill	96,323

Total preliminary consideration	$214,608

Note 2:

The unaudited pro forma combined consolidated balance sheets include the adjustments necessary to give effect to the merger as if it had occurred on June 30, 2005 and to reflect the allocation of the acquisition costs to the estimated fair value of tangible and intangible assets acquired and liabilities assumed as noted above, including the elimination of InKine’s equity accounts. The unaudited pro forma combined consolidated statements of operations include the adjustments necessary to give effect to the merger as if it had occurred on January 1, 2004 and to conform InKine’s presentation to that of Salix’s.

Adjustments included in the unaudited pro forma combined consolidated balance sheets and unaudited pro forma combined consolidated statements of operations are summarized as follows:

A.	To record the estimated valuation of identifiable intangible assets and goodwill related to the merger. The fair value of identifiable intangible assets to be acquired of $34.0 million was estimated using a discounted cash flow model. Goodwill of $96.3 million represents the difference between total preliminary consideration and identifiable tangible and intangible assets acquired, net of liabilities assumed.
B.	To record amortization expense for identifiable intangible assets using an average estimated useful life of 14 years.
C.	To eliminate InKine’s historical shareholders’ equity accounts, including deferred compensation, which eliminates at the closing of the merger as all InKine stock options and restricted stock automatically vest at closing. These adjustments also reflect the issuance of 9.1 million shares of Salix’s $0.001 par value common stock with an estimated value of $187.7 million in exchange for all of the outstanding common stock of InKine, including an adjustment of $23.6 million to additional paid-in-capital to reflect the fair value of all Salix stock options, warrants and shares to be issued by Salix in the merger in exchange for outstanding InKine options, warrants and restricted shares.
D.	To record the accrual of $3.3 million of Salix transaction costs and $3.2 million of InKine transaction costs, including, but not limited to, fees for financial advisors, accountants and attorneys, and other related costs.
E.	To record the one-time non-cash charge to operations for write-off of in-process research and development acquired.
F.	To record the accrual of severance costs for certain InKine executives and officers to be paid in connection with the merger. These nonrecurring severance costs are estimated to be $1.8 million to be paid at closing. The pro forma adjustments exclude approximately $1.1 million in consulting fees and approximately $1.3 million in management and retention bonuses payable over the months subsequent to the closing of the merger.
G.	The pro forma adjustments do not include any related income tax effects as Salix provides a full valuation allowance on its deferred tax assets as the Company has been in a cumulative net loss position for several years.

COMPARATIVE PER SHARE INFORMATION

The following table sets forth for the Salix and InKine common stock certain historical, pro forma combined consolidated and pro forma equivalent per share financial information. The pro forma combined consolidated and pro forma equivalent per share information gives effect to the merger as if the merger had been effective at January 1, 2004. The pro forma data in the table are derived from, and should be read in conjunction with, the “Unaudited Pro Forma Combined Consolidated Financial Data” and related notes thereto beginning on page 14. Salix’s historical per share information is derived from the audited consolidated financial statements for the year ended December 31, 2004 contained in Salix’s Annual Report on Form 10-K for the year ended December 31, 2004 and the unaudited consolidated interim financial statements for the six months ended June 30, 2005 contained in Salix’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, both of which are incorporated by reference into this joint proxy statement/prospectus and reflects the 3-for-2 stock split effected in July 2004. InKine’s historical per share information is derived from the audited financial statements for the year ended December 31, 2004 contained in InKine’s Annual Report on Form 10-K for the year ended December 31, 2004 and the unaudited interim financial statements for the six months ended June 30, 2005 contained in InKine’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, both of which are incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma combined consolidated per share information does not purport to represent what the actual results of operations of the combined company would have been had the merger been in effect for the periods described below or to project the future results of the combined company after the merger.

Per Common Share Data	Salix Historical	InKine Historical	Unaudited Pro Forma Combined Consolidated	Pro Forma Equivalent Per InKine Share(2)
As of and for the year ended December 31, 2004
Net income (loss)
Basic	$0.19	$0.06	$0.17	$0.03
Diluted	$0.18	$0.06	$0.15	$0.03
As of and for the six months ended June 30, 2005
Net income (loss)
Basic	$0.23	$(0.01)	$0.15	$0.03
Diluted	$0.22	$(0.01)	$0.14	$0.03
Book value(1)	$2.64	$0.29	$5.09	$0.94

(1)	The historical book value per share is calculated by dividing stockholders’ equity by the number of shares outstanding at period end. The unaudited pro forma combined consolidated net book value per common share is computed by dividing the pro forma combined consolidated common stockholders’ equity by 45,857,916 shares, the pro forma combined consolidated number of Salix common shares outstanding at period end, assuming the merger had occurred as of that date.

(2)	The pro forma equivalent per InKine share is calculated by multiplying the pro forma consolidated amounts by the assumed exchange ratio of one share of InKine common stock for each 0.1843 of a Salix common share, in order to equate the pro forma consolidated amounts to the respective values for one share of InKine common stock.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Salix common stock is quoted on the Nasdaq National Market under the trading symbol “SLXP.” InKine common stock is quoted on the Nasdaq SmallCap Market under the trading symbol “INKP.” The following table sets forth, for the periods indicated, the high and low sale prices per share of Salix and InKine common stock as reported on the Nasdaq National Market and Nasdaq SmallCap Market, respectively. Prices for Salix reflect its July 2004 3-for-2 stock split.

	Salix		InKine
	High	Low	High	Low
Calendar Quarter
2003:
First Quarter	$4.80	$3.33	$1.95	$1.25
Second Quarter	8.20	4.29	3.61	1.63
Third Quarter	13.39	6.76	5.04	2.49
Fourth Quarter	15.33	10.97	5.95	3.98
2004:
First Quarter	$19.35	$13.99	$6.66	$3.93
Second Quarter	23.64	17.20	5.84	3.69
Third Quarter	24.38	17.75	5.23	3.42
Fourth Quarter	22.19	14.56	6.07	4.79
2005:
First Quarter	$17.94	$13.85	$5.68	$2.80
Second Quarter	18.91	13.94	3.24	1.98
Third Quarter (through August 23)	21.40	17.38	3.62	3.15

The following table presents the per share closing prices of Salix and InKine common stock on a historical basis and InKine common stock on a pro forma equivalent basis on June 23, 2005, the last business day before Salix and InKine publicly announced the execution and delivery of the merger agreement, and on August 23, 2005, the last practicable trading day before the date of this joint proxy statement/prospectus.

	Salix	InKine	InKine Pro Forma Equivalent
June 23, 2005	$18.44	$2.17	$3.55
August 23, 2005	$20.24	$3.54	$3.55

The market value of the Salix common stock that will be issued in exchange for shares of InKine common stock upon completion of the merger will not be known at the time InKine shareholders vote to adopt the merger agreement or at the time Salix stockholders vote to approve the issuance of Salix common stock in the merger.

The above table shows only historical comparisons. Because the market prices of Salix and InKine common stock will likely fluctuate prior to completion of the merger, these comparisons may not provide meaningful information to Salix stockholders in determining whether to approve the issuance of Salix common stock in the merger and to InKine shareholders in determining whether to adopt the merger agreement. Salix stockholders and InKine shareholders are encouraged to obtain current market quotations for shares of Salix and InKine common stock and to review carefully the other information contained or incorporated by reference in this joint proxy statement/prospectus in considering whether to approve their respective proposals. See the section entitled “Where You Can Find More Information” on page 121.

Dividend Information

No cash dividends have ever been paid or declared on shares of Salix or InKine common stock. Salix does not anticipate paying cash dividends on its common stock in the near future. Salix’s present intention is to retain its earnings for the future operation and expansion of its business. Any future payment of dividends on Salix common stock will be at the discretion of its board of directors and will depend upon, among other things, Salix’s earnings, financial condition, capital requirements, level of indebtedness and other factors that Salix’s board of directors deem relevant.

RISK FACTORS

In addition to the other information included in “Information Regarding Forward-Looking Statements” beginning on page 31 or incorporated by reference in this document, you are urged to consider carefully the matters described below in determining whether to vote to approve the plan of merger. For risk factors relating specifically to InKine, please see the documents filed by InKine with the SEC that are incorporated by reference into this document, as provided in “Where You Can Find More Information” beginning on page 121.

Risks Relating to the Merger

The market value of the shares of Salix common stock that InKine shareholders receive in the transaction might vary as a result of fluctuations in the price of Salix’s common stock.

The exchange ratio that determines how many shares of Salix common stock that shareholders of InKine will receive in the transaction will be calculated by dividing $3.55 by the average per share closing price of Salix common stock as reported by the Nasdaq National Market over the 40 trading days ending on the second trading day prior to the closing date. However, if the average closing price of Salix common stock over the specified time period is less than $16.00, the exchange ratio will be fixed at 0.2219. As a result, if the average closing price is less than $16.00, the market value of the Salix common stock that InKine shareholders will receive in exchange for each share of InKine common stock, as measured by the average per share price, will be less than $3.55. For example, if the average price of Salix common stock used in calculating the exchange ratio were $14.00, this average price multiplied by an exchange ratio of 0.2219 would yield a market value of $3.11.

Stock price changes result from a variety of factors, including general market and economic conditions, regulatory considerations and changes in our businesses, operations and prospects, many of which factors are beyond Salix’s control. Because the closing of the merger will occur after the date of the special stockholder meetings, at the time of your meeting you might not know the exact market value of the Salix common stock that InKine shareholders will receive upon completion of the merger. Neither Salix nor InKine is permitted to terminate the merger agreement or resolicit the vote of their respective stockholders solely because of changes in the market price of Salix or InKine common stock.

Salix might face challenges in integrating InKine and, as a result, might not realize the expected benefits of the proposed merger.

Integrating the operations and personnel of Salix and InKine could be a complex process. The integration might not be completed rapidly or achieve the anticipated benefits of the merger. The successful integration of Salix and InKine will require, among other things, coordination of development and sales and marketing efforts and integration of InKine employees. The diversion of the attention of Salix’s management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, sales or the activities of the combined company’s business. The inability to successfully integrate the operations and personnel of Salix and InKine, or any significant delay in achieving integration, could have a material adverse effect on the combined company after the merger and, as a result, on the market price of Salix’s common stock.

In the event Salix does not effectively manage its expanded sales force, marketing and sales of Visicol, or development of INKP-102, operating results would be materially adversely affected.

As a result of the merger, Salix will be increasing the size of its specialty sales force, adding InKine’s Visicol to the products it currently sells and adding INKP-102 to its development pipeline. The expanded Salix specialty sales force might be unable to successfully market and sell Visicol, or the resources devoted to incorporating Visicol could cause the combined company to less effectively market and sell existing Salix products. In addition, Salix’s development team might not be able to obtain approval for INKP-102, InKine’s second-generation purgative product, for which a New Drug Application was submitted with the FDA in April

2005, has been accepted for filing, and is currently under review. If Salix is unable to successfully market and sell Visicol or obtain FDA approval for INKP-102, it would have a material adverse effect on the combined company after the merger and, as a result, on the market price of Salix’s common stock.

If Salix is unable to retain key Salix or InKine personnel after the merger is completed, Salix’s business may suffer.

The success of the merger will depend in part on Salix’s ability to retain sales, marketing, development and other personnel currently employed by Salix and those InKine employees offered employment by Salix after the merger. It is possible that these employees might decide not to remain with Salix after the merger is completed or to not accept an offer of employment with Salix. Moreover, the vesting of all options outstanding under InKine’s stock option plans will be accelerated upon completion of the merger, which might reduce the financial incentive of InKine employees to remain with the combined company. If key employees terminate their employment, the combined company’s sales, marketing or development activities might be adversely affected, management’s attention might be diverted from successfully integrating InKine’s operations to hiring suitable replacements, and the combined company’s business might suffer. In addition, Salix might not be able to locate suitable replacements for any key employees that leave the company or offer employment to potential replacements on reasonable terms.

Charges to earnings resulting from the application of the purchase method of accounting might adversely affect the market value of Salix common stock following the merger.

In accordance with U.S. GAAP, the merger will be accounted for using the purchase method of accounting, which will result in charges to earnings that could have an adverse impact on the market value of Salix common stock following completion of the merger. Under the purchase method of accounting, the total estimated purchase price will be allocated to InKine’s net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired pursuant to the merger agreement and their relative useful lives. Additionally, to the extent the value of goodwill or identifiable intangible assets or other long-lived assets become impaired, the combined company will be required to incur material charges relating to the impairment. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

Salix currently estimates that it will incur approximately $2.0 to $3.0 million of incremental annual amortization expense after completion of the merger. Changes in earnings per share, including as a result of this incremental expense, could adversely affect the trading price of Salix common stock.

The merger is expected to cause InKine, and possibly Salix, to undergo an ownership change for purposes of sections 382 and 383 of the Code, which might limit Salix’s ability to use the net operating loss and tax credit carryforwards of Salix and InKine.

As of December 31, 2004, Salix and InKine had net operating loss carryforwards, or NOLs, available for federal income tax purposes of approximately $84.4 million and $56.3 million, respectively. In addition, as of December 31, 2004, Salix and InKine had tax credit carryforwards available for federal income tax purposes of $1.7 million and $0.7 million, respectively. InKine expects to, and Salix might, experience an ownership change within the meaning of sections 382 and 383 of the Code by reason of the merger. As a result, there likely will be specific limitations on Salix’s ability to use the NOLs and tax credits from periods prior to the merger. This could result in an increase in Salix’s federal income tax liability in future taxable periods, which could adversely affect its cash flow from operations.

Failure to complete the merger might result in Salix or InKine paying a termination fee to the other. Such a failure could also result in a decrease in the market price of Salix common stock and/or InKine common stock and cause each company to incur substantial legal and accounting fees without obtaining the intended benefits of the merger.

If the merger is not completed for any reason, Salix and InKine will be subject to a number of material risks, including:

•	Salix or InKine might have to pay the other a termination fee of $5.5 million, and/or be required to reimburse the other for expenses, under the circumstances described in the merger agreement;

•	the market price of Salix common stock or InKine common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed; and

•	Salix’s and InKine’s costs incurred related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

If the merger agreement is terminated and the InKine board of directors seeks another merger or business combination, InKine shareholders cannot be certain that InKine will be able to find a party willing to pay an equivalent or more attractive price than the price Salix has agreed to pay in the merger.

Some of the executive officers and directors of InKine have conflicts of interest that might have influenced them to support and approve the merger.

InKine’s executive officers and directors might have been influenced to support and approve the merger because of arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of InKine shareholders in the merger, which are described under the section entitled “The Merger—Interests of Certain Persons in the Merger” on page 59.

The market price of the Salix common stock after the merger might be affected by factors different from those affecting the shares of InKine or Salix currently.

The businesses of Salix and InKine differ somewhat and, accordingly, the results of operations of the combined company and the market price of the combined company’s common stock might be affected by factors different from those currently affecting the independent results of operations of each of Salix or InKine. For a discussion of the businesses of Salix and InKine and of factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 121.

Risks Relating to Salix Following the Merger

Most of the risks associated with Salix’s business are similar in nature to the risks associated with InKine’s business. The risks of InKine’s business will become risks of Salix if the merger is consummated. In contemplating the risks associated with Salix upon completion of the merger, those risks identified below that discuss Salix’s business generally should be read to include InKine’s business.

Future sales of Colazal, Xifaxan and Salix’s other marketed products might be less than expected.

Salix currently markets and sells five products, with a substantial majority of Salix’s historical revenue derived from sales of Colazal. Salix expects Xifaxan, which was launched in mid-2004, to be a growing and significant source of revenue in the future. If sales of Salix’s marketed products decline or fail to increase, particularly Colazal and Xifaxan, it would have a material adverse effect on Salix’s business, financial condition and results of operations. In addition, if the merger with InKine is completed, Salix’s failure to maintain or increase sales of Visicol, and if approved by the FDA, INKP-102, would have a material adverse effect on Salix’s business, financial condition and results of operations.

The degree of market acceptance of Salix’s products among physicians, patients, healthcare payors and the medical community will depend upon a number of factors including:

•	perceptions by physicians and other members of the healthcare community regarding the safety and efficacy of the products;

•	patient and physician demand;

•	Salix’s success in getting other companies to distribute its products outside of the U.S. gastroenterology market, particularly in light of the recent termination of its Xifaxan co-promotion agreement with Altana Pharma US, Inc.;

•	the results of product development efforts for new indications;

•	availability of sufficient commercial quantities of the products;

•	price increases, and the price of Salix’s products relative to other drugs or competing treatments;

•	the scope and timing of additional marketing approvals and favorable reimbursement programs for expanded uses;

•	adverse side effects or unfavorable publicity concerning Salix’s products or other drugs in its class; and

•	competitive developments.

Salix’s ability to increase revenue in the future will depend in part on its success in in-licensing or acquiring additional pharmaceutical products.

Salix currently intends to in-license or acquire pharmaceutical products, like granulated mesalamine or INKP-102, that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available, or, like Azasan, Anusol-HC, Proctocort and Visicol, that have already received regulatory approval. These kinds of pharmaceutical products might not be available to Salix on attractive terms or at all. To the extent Salix acquires rights to additional products, it might incur significant additional expense in connection with the development and, if approved by the FDA, marketing of these products. In addition, Salix’s license agreement with Alfa Wassermann provides that it may not promote, distribute or sell any antibiotic product that competes with Xifaxan in the United States and Canada until mid-2009, thereby limiting Salix’s ability to acquire, develop or market other antibiotic products.

Regulatory approval of Salix’s products is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay its ability to sell its products.

Development, manufacture and marketing of Salix’s products are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require Salix to incur significant unexpected expenses or delay or limit its ability to sell its products, including specifically INKP-102, the combined company’s product candidate that is farthest along in the regulatory approval process.

Salix’s clinical studies might be delayed or halted, or additional studies might be required, for various reasons, including:

•	the drug is not effective;

•	patients experience severe side effects during treatment;

•	patients do not enroll in the studies at the rate expected;

•	drug supplies are not sufficient to treat the patients in the studies;

•	Salix decides to modify the drug during testing; or

•	Salix does not have adequate funds to continue the testing.

If regulatory approval of any product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA’s satisfaction through clinical studies. Salix is developing granulated mesalamine as a treatment for ulcerative colitis, as well as studying Xifaxan for other indications. Prior to the merger, InKine was developing INKP-102 as a compound for colon cleansing prior to colonoscopy, as well as studying Visicol for use in treating patients with chronic constipation, and Salix will continue these activities upon consummation of the merger. Salix might not ever receive FDA approval for these compounds in these indications, and without FDA approval Salix cannot market or sell these compounds for use in these indications.

Approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, such as with Colazal, Xifaxan and Visicol, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. Marketing an approved product for a new use requires a separate approval by the FDA. These regulations and the FDA’s interpretation of them might impair Salix’s ability to effectively market its products.

Salix and its third-party manufacturers are also required to comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture Salix’s products, and they are subject to additional FDA inspection. If Salix fails to comply with any of the FDA’s continuing regulations, it could be subject to sanctions, including:

•	delays, warning letters and fines;

•	product recalls or seizures and injunctions on sales;

•	refusal of the FDA to review pending applications;

•	total or partial suspension of production;

•	withdrawals of previously approved marketing applications; and

•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

Salix’s intellectual property rights might not afford it with meaningful protection.

Salix’s intellectual property rights with respect to its products might not afford it with meaningful protection from generic and other competition. In addition, because Salix’s strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, future products might have limited or no remaining patent protection due to the time elapsed since their discovery. Competitors could also design around any of Salix’s intellectual property or otherwise design competitive products that do not infringe its intellectual property.

Upon patent expiration, Salix’s drugs could be subject to generic competition. That could negatively affect Salix’s pricing and sales volume. The patents for the balsalazide composition of matter and method of treating ulcerative colitis with balsalazide expired in July 2001 in the United States and Salix’s extension of the patents under the Waxman-Hatch Act expires in July 2006, although Salix is currently developing a clinical pediatric program that it believes will extend market exclusivity for balsalazide until January 2007. Patent extensions for the composition of balsalazide in Italy and the United Kingdom also expire in July 2006. The patents for the rifaximin composition of matter (also covering a process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expired in May 2001 in the United States and Canada. Salix filed applications for patents for additional indications using balsalazide and related chemical substances. Salix and Alfa Wasserman also filed applications for patents for additional compositions of rifaximin and related chemical substances. The patent for the granulated mesalamine product will expire in 2018.

In 2000, the FDA granted Salix new chemical entity data exclusivity for balsalazide. This means that the FDA will not approve an application for a competitive version of balsalazide which relies upon data included in Salix’s NDA. Therefore, unless an applicant for a competitive version of balsalazide were to develop its own data supporting approval of its NDA, this data exclusivity will have the effect of preventing generic competition for balsalazide until at least July 2006, or January 2007 if Salix’s clinical pediatric program extends market exclusivity for balsalazide. Because rifaximin is a new chemical entity, the FDA granted Salix similar five-year exclusivity for it when it was approved in May 2004. Therefore, rifaximin has data exclusivity through May 2009.

Because Azasan, IB-Stat and the Anusol-HC and Proctocort product lines are older products, there are no patents or data exclusivity rights available, subjecting Salix to greater risk of generic competition for those products.

In 1997, the U.S. Patent and Trademark Office issued a patent covering the use of Visicol for inducing purgation of the colon. Patents claiming the use of Visicol to induce purgation of the colon have been granted in Europe and Canada. In December 2000, the U.S. Patent and Trademark Office issued to InKine a patent for numerous solid-dose colonic purgative agents. A similar patent has also been granted in Canada. In 2004, InKine filed a U.S. patent application for a new generation of purgative products. The invention covers several highly soluble colonic purgative formulations in solid dosage forms that can be used to soften stool, promote laxation and/or induce complete purgation. There is no assurance that this patent will issue.

Salix also relies on trade secrets, proprietary know-how and technological advances, which it seeks to protect, in part, through confidentiality agreements with collaborative partners, employees and consultants. These agreements might be breached and Salix might not have adequate remedies for any breach. In addition, Salix’s trade secrets and proprietary know-how might otherwise become known or be independently developed by others.

Any litigation that Salix becomes involved in to enforce intellectual property rights could result in substantial cost to Salix. In addition, claims by others that Salix infringes their intellectual property could be costly. Salix’s patent or other proprietary rights related to its products might conflict with the current or future intellectual property rights of others. Litigation or patent interference proceedings, either of which could result in substantial cost to Salix, might be necessary to defend any patents to which Salix has rights and its other proprietary rights or to determine the scope and validity of other parties’ proprietary rights. The defense of patent and intellectual property claims is both costly and time-consuming, even if the outcome is favorable. Any adverse outcome could subject Salix to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require Salix to cease selling one or more of its products. Salix might not be able to obtain a license to any third-party technology that Salix requires to conduct its business, or, if obtainable, that technology might not be available at a reasonable cost.

Salix could be exposed to significant product liability claims that could prevent or interfere with its product commercialization efforts.

Salix might be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of its products. These claims could expose Salix to significant liabilities that could prevent or interfere with Salix’s product commercialization efforts. Product liability claims could require Salix to spend significant time and money in litigation or to pay significant damages. Although Salix currently maintains liability coverage for both clinical trials and the commercialization of its products, it is possible that this coverage will be insufficient to satisfy any liabilities that may arise. In the future, Salix might not be able to obtain adequate coverage at an acceptable cost or might be unable to obtain adequate coverage at all.

Intense competition might render Salix’s products noncompetitive or obsolete.

Competition in Salix’s business is intense and characterized by extensive research efforts and rapid technological progress. Technological developments by competitors, regulatory approval for marketing competitive products, or superior marketing resources possessed by competitors could adversely affect the commercial potential of Salix’s products and could have a material adverse effect on Salix’s revenue and results of operations. Salix believes that there are numerous pharmaceutical and biotechnology companies, including large well-known pharmaceutical companies, as well as academic research groups throughout the world, engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by Salix’s current and potential products. In particular, Salix is aware of products in research or development by competitors that address the diseases being targeted by Salix’s products. Developments by others might render Salix’s current and potential products obsolete or noncompetitive. Competitors might be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than Salix.

Many of Salix’s competitors have substantially greater financial, marketing and personnel resources and development capabilities than Salix does. For example, many large, well-capitalized companies already offer products in the United States and Europe that target the indications for Colazal, including sulfasalazine (Pfizer), Dipentum (UCB Pharma Inc.) and Pentasa (Shire Pharmaceuticals Group, plc). Asacol, marketed by Proctor & Gamble, is currently the most-prescribed product in the United States for the treatment of ulcerative colitis. The most frequently prescribed product in the United States for treatment of travelers’ diarrhea is ciprofloxacin, commonly known as Cipro (Bayer). Products offered in the United States that target the indications for Azasan include Imuran® (Prometheus), generic azathioprine (aaiPharma, Geneva Pharmaceuticals, Roxane Labs Inc.), and Purinethol® (Gate Pharmaceuticals) and generic mercaptopurine (Roxane Labs, Inc., Teva Pharmaceutical Industries, Ltd). The most frequently prescribed products that compete with Anusol-HC and Proctocort are AnaMantle HC (Bradley Pharmaceuticals), Analpram HC (Ferndale Laboratories), Proctofoam-HC and Proctocream-HC (Schwartz Pharma), Procto-Kit (Ranbaxy Pharmaceuticals) and various generics.

The products that Salix would acquire from InKine upon completion of the merger are also subject to intense competition. Salix would encounter significant competition with respect to Visicol, INKP-102, if approved, and IB-Stat, from such competitors as Braintree Laboratories, Inc. (which recently introduced HalfLytely, a liquid purgative with lower dosing than other such products), Schwarz Pharma Inc., C.B. Fleet Company, Inc. and Novartis Pharmaceuticals Corporation with respect to Visicol and INKP-102, and Schwarz Pharma Inc., Eli Lily and Company and Bedford Laboratories with respect to IB-Stat. In addition, other products are in research or development by competitors that address the diseases and diagnostic procedures being targeted by these products.

If third-party payors do not provide coverage or reimburse patients for Salix’s products, Salix’s ability to derive revenues will suffer.

Salix’s success will depend in part on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for Salix’s products. Reimbursement for newly approved healthcare products is uncertain. In the United States and elsewhere, third-party payors, such as Medicaid, are increasingly challenging the prices charged for medical products and services. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. Visicol and IB-Stat are premium priced compared to their competitors and no third parties have specifically been contracted with to date to give rebates for their use. The impact, if any at all, that this will have on the coverage of Visicol or IB-Stat by these third-party payors, particularly if Visicol continues to gain market share, thus increasing the cost to third-party payors, is unknown. In the United States, a number of legislative and regulatory proposals aimed at changing the healthcare system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While Salix cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicaid payments, might have on Salix’s business, the announcement and/or adoption of such proposals or efforts could increase costs and reduce or eliminate profit margins. Third-party insurance coverage might not be available to patients for Salix’s products. If government and other third-party payors do not provide adequate coverage and reimbursement levels for Salix’s products, the market acceptance of these products might be reduced.

Salix is dependent on third parties to manufacture its products.

Salix has limited experience and capabilities in manufacturing pharmaceutical products. Salix does not generally expect to engage directly in the manufacturing of products, but instead contracts with others for these services. A limited number of manufacturers exist which are capable of manufacturing Salix’s marketed products and its product candidates. Salix might fail to contract with the necessary manufacturers or might contract with manufacturers on terms that may not be entirely acceptable to it. Salix’s manufacturing strategy presents the following risks:

•	the manufacture of products might be difficult to scale up when required and result in delays, inefficiencies and poor or low yields of quality products;

•	some of Salix’s contracts contain purchase commitments that require it to make minimum purchases that might exceed needs or limit the ability to negotiate with other manufacturers, which might increase costs;

•	the cost of manufacturing certain products might make them prohibitively expensive;

•	delays in scale-up to commercial quantities and any change in manufacturers could delay clinical studies, regulatory submissions and commercialization of its products;

•	manufacturers are subject to the FDA’s cGMP regulations and similar foreign standards, and Salix does not have control over compliance with these regulations by the third-party manufacturers; and

•	if Salix needs to change manufacturers, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of its products.

Failure to manage growth could increase expenses faster than revenue.

Salix has experienced significant growth in the number of its employees and the scope of its operations in recent years and has recently moved its headquarters. The number of employees has increased from approximately 25 on September 30, 2000 to approximately 160 on December 31, 2004. This growth and the resulting move placed, and continue to place, a significant strain on Salix’s management and operations. For example, in mid-2001 Salix doubled the size of its sales force, which contributed to a temporary slowdown in the growth of sales, in part due to the distractions in training and territory realignment. Salix’s continued growth, even without considering growth as a result of the proposed merger, might place further strains on its management and operations. Salix’s ability to manage growth effectively will depend upon its ability to attract, hire and retain skilled employees. Salix’s success will also depend on the ability of its officers and key employees to continue to implement and improve its operational, management information and financial control systems and to expand, train and manage the employee base.

If Salix does not maintain its recently attained profitability or if it incurs losses in the future, then the value of Salix’s common stock is likely to fall.

Salix has a significant accumulated deficit, and has incurred losses and negative cash flow from operations in each year from its inception in 1992 through December 31, 2003. Salix achieved profitability and positive cash flow from operations for the first time for the year ended December 31, 2004. Salix’s continued success and growth is dependent on the marketing and sales of its current products and the sale of newly acquired or developed products. If Salix is unsuccessful in achieving increased revenues through the sale of its current products or through the sale of newly acquired or developed products, especially after incurring costs of the proposed merger and increasing expenses as a result of the larger combined operations, it will not be able to operate profitably in the future. Salix’s common stock is likely to decrease in value if it fails to maintain profitability or if the market believes that Salix is unable to maintain profitability.

If the owners of technology licensed to InKine terminate its license agreement, then these owners could prevent the development, manufacture or sale of the product covered by this license.

InKine’s license with the ALW Partnership, which would be assumed by Salix upon consummation of the merger, covers Visicol and INKP-102, and may be terminated by the licensor if it fails to receive payments, commencing in February 2003, of minimum royalties of $100,000 per year whether or not any sales have occurred. In addition, InKine’s rights under the ALW License will no longer be exclusive, and the minimum royalty payment will no longer be due (although decreased actual royalty payments will be due) if there is no valid or enforceable patent on Visicol, INKP-102 or any other product under the ALW License.

Salix’s results of operations might fluctuate from period to period, and a failure to meet the expectations of investors or the financial community at large could result in a decline in Salix’s stock price.

Salix’s results of operations might fluctuate significantly on a quarterly and annual basis due to, among other factors:

•	the level of revenue generated by commercialized products, including potential increased purchases of inventory by wholesalers in anticipation of potential price increases, and subsequent lower than expected revenue as the inventory is used;

•	the timing of any up-front payments that might be required in connection with any future acquisition of product rights;

•	the timing of milestone payments that might be required to Salix’s current or future licensors;

•	fluctuations in Salix’s development and other costs in connection with ongoing product development programs;

•	the timing of regulatory approvals and product launches;

•	the level of marketing and other expenses required in connection with product launches and ongoing product growth;

•	the timing of the acquisition and integration of businesses (including InKine), assets, products and technologies; and

•	general and industry-specific business and economic conditions.

Salix’s stock price is volatile.

Salix’s stock price has been extremely volatile and might continue to be, making owning Salix stock risky. Between January 1, 2003 and August 23, 2005, the price of a share of Salix common stock varied from a low of $3.33 to a high of $24.38, as adjusted for the 3-for-2 stock split effected in July 2004.

The securities markets have experienced significant price and volume fluctuations unrelated to the performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past been and can in the future be expected to be especially volatile. Announcements of prescription trends, technological innovations or new products by Salix or its competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by Salix or its competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in financial results, might have a significant impact on the market price of Salix’s common stock.

Antitakeover provisions could discourage a takeover that stockholders consider to be in their best interests or prevent the removal of Salix’s current directors and management.

Salix has adopted a number of provisions that could have antitakeover effects or prevent the removal of its current directors and management. Salix has adopted a stockholder protection rights plan, commonly referred to as a poison pill. The rights plan is intended to deter an attempt to acquire Salix in a manner or on terms not approved by its board of directors. The rights plan will not prevent an acquisition that is approved by Salix’s board of directors. Salix believes its rights plan assisted in its successful defense against a hostile takeover bid earlier in 2003. Salix’s charter authorizes its board of directors to determine the terms of up to 5,000,000 shares of undesignated preferred stock and issue them without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, voting control of Salix in order to remove Salix’s current directors and management. Salix’s bylaws also eliminate the ability of the stockholders to act by written consent without a meeting or make proposals at stockholder meetings without giving Salix advance written notice, which could hinder the ability of stockholders to quickly take action that might be opposed by management. These provisions could make more difficult the removal of current directors and management or a takeover of Salix, even if these events could be beneficial to stockholders. These provisions could also limit the price that investors might be willing to pay for Salix’s common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the U.S. securities laws that relate to future events or future financial performance. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the anticipated benefits of the merger between Salix and InKine, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other statements that are not historical facts. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “will,” “could,” “plan,” “intend” or similar expressions in this document or in documents incorporated by reference in this document.

These forward-looking statements are based on the current beliefs and expectations of Salix’s and InKine’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:

•	the risk factors described above under the heading “Risk Factors”;

•	the potential inability of the two companies to successfully execute their integration strategies or achieve planned synergies;

•	uncertainties regarding the two companies’ future operating results, and the risk that future sales of Colazal, Xifaxan, Visicol and other of the companies’ products may be less than expected;

•	currency fluctuations in the two companies’ primary markets;

•	the timing, expense and uncertainty associated with the development and regulatory approval process for products;

•	the safety and effectiveness of the two companies’ products and technologies;

•	the dependence on third parties to develop and commercialize select product candidates;

•	the ability of Salix and InKine to successfully protect and enforce their intellectual property rights;

•	the reliance on third-party manufacturers;

•	the timing and expense associated with compliance with regulatory requirements;

•	general competitive conditions within the drug development and pharmaceutical industry; and

•	general economic conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents referred to or incorporated by reference, the dates of those documents.

All subsequent written or oral forward-looking statements attributable to Salix or InKine or any person acting on any of their behalves are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Salix and InKine do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable U.S. securities law.

THE INKINE SPECIAL MEETING

InKine is furnishing this document to holders of InKine common stock in connection with the solicitation by the InKine board of directors of proxies to be voted at the special meeting of InKine shareholders to be held on Friday, September 30, 2005, and at any adjournment or postponement of the meeting.

This document is first being mailed to InKine shareholders on or about August 26, 2005. This document is also furnished to InKine shareholders as a prospectus in connection with the issuance by Salix of shares of Salix common stock as contemplated by the merger agreement.

Date, Time and Place of Meeting

The special meeting will be held on Friday, September 30, 2005 at 9:00 a.m., local time, at the Hampton Inn at 2055 Chemical Road, Plymouth Meeting, Pennsylvania.

What Will Be Voted Upon

At the special meeting, shareholders of InKine will be asked to adopt the merger agreement, pursuant to which a wholly owned subsidiary of Salix will be merged with and into InKine and each outstanding share of InKine will be converted into the right to receive a fraction of a share of common stock of Salix as calculated by the exchange ratio, which will be determined as of the second trading day prior to the closing of the merger. A discussion of the determination of the exchange ratio is set forth under “The Merger Agreement—Merger Consideration.” InKine shareholders also will be asked to approve adjourning the special meeting, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to adopt the merger agreement, and to transact any other business that may be properly brought before the special meeting or any adjournments or postponements of the meeting.

Record Date and Outstanding Shares

Only shareholders of record of InKine common stock at the close of business on August 23, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting. Each InKine shareholder is entitled to one vote for each share of InKine common stock held as of the close of business on the record date. At the close of business on the record date, there were 50,142,732 shares of InKine common stock issued and outstanding and entitled to vote, held by approximately 498 holders of record.

Vote Required

To adopt the merger agreement: Under New York law, holders of two-thirds of the outstanding shares of InKine common stock entitled to vote at the special meeting must vote in favor of adopting the merger agreement. All of InKine’s directors and executive officers have entered into voting agreements with Salix to vote in favor of adopting the merger agreement. These directors and executive officers hold a total of 1,238,606 outstanding shares, or approximately 2.5% of the outstanding shares of InKine common stock as of the record date of the special meeting of InKine shareholders.

To adjourn the meeting, if necessary, to permit further solicitation of proxies: Under New York law, the affirmative vote of the holders of at least a majority of the votes cast would be required to adjourn the meeting, if necessary, to permit further solicitation of proxies.

Quorum; Abstentions and Broker Non-Votes

The holders of a majority of the outstanding shares entitled to vote at the InKine special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists.

If you hold your shares of InKine common stock through a broker, bank or other nominee, generally the nominee may only vote your InKine common stock in accordance with your instructions. However, if your broker, bank or other nominee has not timely received your instructions, it may vote on matters for which it has discretionary voting authority. Brokers will not have discretionary voting authority to vote on the proposal to adopt the merger agreement. If a nominee cannot vote on a matter because it did not timely receive your instructions and does not have discretionary voting authority, this is a “broker non-vote” on that matter.

Abstentions and “broker non-votes” will have the effect of a vote against the adoption of the merger agreement but would have no effect on the outcome of any vote to adjourn the meeting, if necessary, to permit further solicitation of proxies, or any other matter properly brought before the meeting (unless a greater percentage is required for approval of such other matter under New York law).

Voting and Revocation of Proxies; Adjournment of Meeting to Permit Further Solicitation of Proxies

The InKine proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the InKine board of directors. InKine shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope. You should check the information forwarded by your broker, bank or other nominee to see which options are available. Please see the accompanying proxy for more information.

All properly executed proxies received by InKine prior to the special meeting that are not revoked will be voted at the special meeting in accordance with the instructions indicated on the proxies, or, if no direction is indicated, will be voted in favor of adoption of the merger agreement.

In the event that, as of the date of the meeting, InKine has not received proxies instructing it to vote in favor of the adoption of the merger agreement sufficient to adopt the merger agreement, InKine may propose an adjournment of the meeting in order to permit the further solicitation of proxies. However, if such a proposal is made at the meeting, the proxies will only be able to vote in favor of this proposal the shares represented by them with respect to which they have received a valid proxy indicating that they should vote in favor of an adjournment proposed for this purpose. This proposal is Item 2 on the InKine proxy card. InKine’s board recommends that InKine shareholders vote FOR this proposal.

InKine does not know of any other business to be brought before the special meeting. As to any other business that may properly come before the special meeting, the persons named as proxies in the accompanying InKine proxy will vote those proxies in accordance with their judgment. An InKine shareholder who has given a proxy may revoke it at any time before it is exercised at the special meeting by:

•	delivering to the secretary of InKine a written notice, bearing a date later than the date of proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the special meeting; or

•	attending the special meeting and voting in person.

However, if you as an InKine shareholder elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a proxy from your broker, bank or other nominee authorizing you to vote the shares.

Solicitation of Proxies and Expenses

InKine and Salix will share the costs, other than fees of accountants and attorneys, of preparing and mailing this joint proxy statement/prospectus, and InKine will bear the other costs of the solicitation of proxies from its shareholders. Following the mailing of this joint proxy statement/prospectus, InKine and its agents may solicit proxies by mail, telephone or in person. InKine and Salix have retained a proxy solicitation firm, Georgeson Shareholder Communications Inc., to aid in the solicitation of proxies. InKine and Salix will pay that firm an estimated combined fee of $20,000, plus customary additional payment for telephone solicitations and reimbursement of expenses. In addition, brokerage houses and other custodians, nominees and fiduciaries will send beneficial owners the proxy materials. InKine will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses. InKine urges its shareholders to vote proxies without delay.

Board Recommendation Relating to Adoption of the Merger Agreement

InKine’s board of directors has unanimously approved the merger agreement and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, InKine’s shareholders. Therefore, InKine’s board of directors recommends that InKine shareholders vote FOR adoption of the merger agreement.

THE SALIX SPECIAL MEETING

Salix is furnishing this document to holders of Salix common stock in connection with the solicitation by the Salix board of directors of proxies to be voted at the special meeting of Salix stockholders to be held on Friday, September 30, 2005, and any adjournment, postponement or continuation of the meeting.

This document is first being mailed to Salix stockholders on or about August 26, 2005.

Date, Time and Place of Meeting

The special meeting will be held on Friday, September 30, 2005, at 9:00 a.m., local time, at Salix’s headquarters located at 1700 Perimeter Park Drive, Morrisville, North Carolina.

What Will Be Voted Upon

At the special meeting, stockholders of Salix will be asked to approve the issuance of a fraction of a share of Salix common stock for each share of InKine common stock as calculated by the exchange ratio, which will be determined as of the second trading day prior to the closing of the merger. A discussion of the determination of the exchange ratio is set forth under “The Merger Agreement—Merger Consideration.” Salix stockholders also will be asked to transact any other business that may be properly brought before the special meeting or any adjournments, postponements or continuations of that meeting.

Record Date and Outstanding Shares

Only stockholders of record of Salix common stock at the close of business on August 23, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting. Each Salix stockholder is entitled to one vote for each share of Salix common stock held as of the close of business on the record date. At the close of business on the record date, there were 36,960,304 shares of Salix common stock issued and outstanding and entitled to vote, held by approximately 35 holders of record.

How to Vote

If you are a stockholder of Salix and your shares are registered directly in your name, you may vote:

•	By Mail, Telephone or Internet. Complete and mail the enclosed proxy card in the enclosed postage-prepaid envelope to Computershare Investor Services LLC. Your proxy will be voted in accordance with your instructions. If you sign and return the enclosed proxy but do not specify how you want your shares voted, they will be voted in favor of the issuance of Salix common stock in the merger.

•	In Person at the Meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares of Salix common stock are held in “street name” (held for your account by a broker or other nominee), you may vote:

•	By Mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In Person at the Meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting.

Vote Required to Approve the Issuance

Salix stockholder approval of the issuance of Salix common stock in the merger is required under the rules of the Nasdaq National Market, on which Salix’s common stock is listed, because the number of shares of Salix common stock to be issued in the merger might exceed 20% of the number of shares of Salix common stock outstanding immediately prior to the merger. The affirmative vote of the holders of a majority of the shares of Salix common stock present or represented by proxy and voting on the proposal is required to approve the issuance of Salix common stock in connection with the merger. All of Salix’s executive officers and directors have agreed to vote in favor of the issuance of Salix common stock in the merger. Collectively, the 1,561,106 shares of Salix common stock held by these stockholders represented approximately 4.2% of the outstanding shares of Salix common stock on the record date for the special meeting of Salix stockholders.

Quorum; Abstentions and Broker Non-Votes

The holders of a majority of the outstanding shares entitled to vote at the Salix special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists.

If you hold your shares of Salix common stock through a broker, bank or other nominee, generally the nominee may only vote your Salix common stock in accordance with your instructions. However, if your broker, bank or other nominee has not timely received your instructions, it may vote on matters for which it has discretionary voting authority. Brokers will not have discretionary voting authority to vote on the proposal to issue the Salix common stock in the merger. As a result, absent specific instructions from the beneficial owner of shares held in street name, brokers are not empowered to vote these shares to approve the proposed issuance of Salix common stock in the merger.

Since the required vote to approve the issuance of Salix common stock in connection with the merger is based on the number of shares present or represented by proxy and voting at the special meeting, rather than outstanding shares, abstentions and broker non-votes will have no effect on the outcome of the proposal, assuming a quorum is present.

Voting and Revocation of Proxies

The Salix proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Salix board of directors. All proxies received by Salix prior to the special meeting that are not revoked will be voted at the special meeting in accordance with the instructions indicated on the proxies. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted to approve the issuance of Salix common stock in the merger. Salix’s board of directors does not currently intend to bring any other business before the special meeting. As to any other business that may properly come before the special meeting, the persons named as proxies in the accompanying Salix proxy will vote those proxies in accordance with their judgment. A Salix stockholder who has given a proxy may revoke it at any time before it is exercised at the special meeting by:

•	delivering to the secretary of Salix a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the special meeting; or

•	attending the special meeting and voting in person.

However, if you as a Salix stockholder elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a legal proxy from your broker, bank or other nominee authorizing you to vote the shares.

Solicitation of Proxies and Expenses

Salix and InKine will share the costs, other than fees of accountants and attorneys, of preparing and mailing this joint proxy statement/prospectus, and Salix will bear the other costs of the solicitation of proxies from its stockholders. Following the mailing of this joint proxy statement/prospectus, Salix and its agents may solicit proxies by mail, telephone or in person. Salix and InKine have retained a proxy solicitation firm, Georgeson Shareholder Communications Inc., to aid in the solicitation of proxies. Salix and InKine will pay that firm an estimated combined fee of $20,000, plus customary additional payment for telephone solicitations and reimbursement of expenses. In addition, brokerage houses and other custodians, nominees and fiduciaries will send beneficial owners the proxy materials. Salix will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses. Salix urges its stockholders to vote proxies without delay.

Board Recommendation

Salix’s board of directors has voted unanimously to approve the merger agreement and the issuance of Salix common stock in the merger and believes that the merger is fair to, and in the best interests of, Salix. Therefore, Salix’s board of directors unanimously recommends that Salix stockholders vote FOR approval of the issuance of Salix common stock in the merger.

THE MERGER

Background of the Merger

The board of directors and senior management of Salix regularly discuss Salix’s business and strategic direction in the context of competitive developments in its industry, including the long-term goals of leveraging its investments in commercialization and sales and marketing resources over more drugs and drug candidates and product life-cycle management, and trends such as potential generic competition for its existing drugs at various times in the future and consolidation in the pharmaceutical industry. InKine’s board of directors and senior management do likewise.

The Salix board has long believed that a strategic combination with InKine would be beneficial to both companies. During 2002, in the context of reviewing various strategic alternatives, the InKine board and management considered the benefits of potential strategic combinations. At that time, InKine management engaged in some preliminary discussions with various parties, including Salix, regarding a potential strategic transaction. In connection with such discussions, in September 2002, InKine and Salix signed a mutual nondisclosure agreement in order to learn more preliminarily about each other’s operations and future opportunities; however, the parties’ dialogue did not mature beyond preliminary discussions until the summer of 2004.

In response to an indication of interest from a party other than Salix received in June 2004, the InKine board met by telephone and, on June 15, 2004, after a detailed discussion of such indication of interest, instructed management to explore potential transactions with this party and certain other third parties, including Salix, and to engage UBS Securities LLC as InKine’s financial advisor in connection with its consideration of any such potential transactions.

At meetings by telephone on July 16, 2004 and in person on July 22, 2004, the Salix board reviewed analyses of a potential combination with InKine prepared by Salix management. The directors also reviewed information provided by legal counsel, Wyrick Robbins Yates & Ponton LLP, or Wyrick Robbins, regarding their fiduciary duties in the context of a potential acquisition. At the conclusion of these meetings, the Salix board directed management to interview financial advisors. On August 4, 2004, after meetings between management, John F. Chappell, Salix’s non-executive chairman of the board, and a number of potential financial advisors, the Salix board met and approved the company’s engagement of Banc of America Securities LLC, or Banc of America Securities, to act as its financial advisor with respect to a potential transaction with InKine.

On August 10, 2004, the Salix board held a special meeting attended by representatives of Banc of America Securities and Wyrick Robbins to consider a possible transaction with InKine. Banc of America Securities reviewed preliminary financial aspects of a potential transaction, and together with legal counsel, reviewed potential structures and likely timelines. Counsel also reviewed with the directors their fiduciary duties in the context of a potential acquisition. After discussion, the Salix board authorized Salix management to submit to InKine an indication of interest for a strategic combination of Salix and InKine, which Salix provided to InKine on August 11, 2004.

The InKine board held a telephonic meeting on August 12, 2004 principally to review Salix’s indication of interest. After discussion, the InKine board authorized management to engage in discussions with Salix regarding a potential strategic combination and to enter into an appropriate confidentiality agreement with Salix. InKine entered into a mutual nondisclosure agreement with Salix on August 24, 2004.

In August and September 2004, the parties engaged in various discussions concerning a possible combination of the companies. They also conducted preliminary due diligence on one another, including presentations by InKine management to Salix, Banc of America Securities, Wyrick Robbins and medical consultants to Salix at the law offices of Morgan, Lewis & Bockius LLP, or Morgan Lewis, in Philadelphia, Pennsylvania on September 9, 2004.

At meetings on September 17 and 22, 2004, the Salix board reviewed the status of discussions and the impact of current market conditions on a potential transaction. The September 22 meeting included an executive session of the independent directors to discuss, among other things, management’s performance and the desirability and potential pricing of a transaction. After detailed discussions, the Salix board authorized management to continue to pursue a potential transaction with InKine.

At its regularly scheduled meeting on October 21, 2004, the Salix board, in consultation with Banc of America Securities, reviewed current market conditions and the challenges in structuring a stock-for-stock transaction providing a premium offer for InKine shares, the strategic rationale for, and financial analyses of, the proposed transaction, as well as potential alternative structures for a transaction with InKine. After discussion, the Salix board determined to discontinue discussions with InKine pending a change in market conditions. By letter dated October 25, 2004, Carolyn J. Logan, Salix’s President and Chief Executive Officer, informed InKine’s Chairman and Chief Executive Officer, Leonard S. Jacob, M.D., Ph.D., of Salix’s decision.

Salix management continued to monitor market conditions and developments relating to the business and prospects of InKine. At a special telephonic meeting on March 7, 2005, the Salix board of directors, in consultation with management and Banc of America Securities, reconsidered a potential combination with InKine. The discussion at this meeting focused on current market conditions, the companies’ respective businesses and prospects, the status of due diligence, and potential structures and timing of a transaction. Later that day, at the direction of the Salix board, Ms. Logan contacted Dr. Jacob to indicate that Salix was again interested in pursuing a potential strategic combination. They briefly discussed the rationale for a transaction and potential ownership percentages of the combined company.

The InKine board of directors met in Sarasota, Florida on March 19-20, 2005, and discussed this development, as well as the then-current status of InKine’s business, in detail. This discussion included the competitive landscape and the status of InKine’s draft New Drug Application, or NDA, for its leading drug candidate, INKP-102, as a purgative prior to colonoscopy. As a result, on March 21, 2005, Dr. Jacob informed Ms. Logan that the InKine board was interested in re-initiating dialogue with Salix, but only after it had submitted the INKP-102 NDA to the FDA in April 2005.

Salix’s board held a regularly scheduled meeting on April 21, 2005, at which, among other things, it again reviewed the status and possibility of a transaction with InKine. Representatives of Banc of America Securities and Wyrick Robbins attended this meeting, which included a discussion in an executive session of Salix’s independent directors regarding the potential transaction.

Pursuant to InKine’s invitation, Ms. Logan made a presentation regarding the potential transaction to the InKine board in New York City on April 25, 2005 at the law offices of Morgan Lewis. A representative of Banc of America Securities was present. At that time, Ms. Logan discussed with the InKine board the strategic rationale for a potential transaction. Ms. Logan and Banc of America Securities reported back to the Salix board in a special telephonic meeting held later that day, at which the board directed Ms. Logan and Banc of America Securities to continue discussions with InKine. Later that week, Ms. Logan and Dr. Jacob met at an industry conference in Paris, France and continued discussions of the rationale and potential pricing and timing of a transaction. In the meantime, Salix’s and InKine’s financial advisors continued their dialogue on similar topics.

On May 3, 2005, InKine announced that it had filed the INKP-102 NDA with the FDA on April 29, 2005, and reduced its guidance regarding anticipated 2005 revenue.

During the weeks following, Salix and InKine each authorized their respective management teams and external advisors to begin exchanging due diligence information and continue discussions. On May 23, 2005, Ms. Logan and Dr. Jacob met in New York City with each company’s financial advisors to discuss InKine’s guidance for 2005 and potential transaction structure and timing.

The Salix board met again by teleconference on May 30, 2005 to receive updates on the status of discussions, management’s analyses of InKine, and Banc of America Securities’ preliminary financial analysis of

InKine. A representative of Wyrick Robbins also attended this meeting and reviewed with the board in detail its fiduciary duties in the context of the proposed transaction. At this meeting, the board directed management to offer $3.40 worth of Salix common stock for each outstanding share of InKine common stock. This proposal involved setting a fixed exchange ratio for the stock, based on the average closing price of Salix’s common stock for the 15 trading days prior to signing a definitive merger agreement.

At its regularly scheduled meeting immediately following the annual meeting of shareholders on June 8, 2005, the InKine board received updates from management on the status of discussions with Salix. UBS then reviewed with the InKine board certain pro forma financial information pertaining to the potential transaction with Salix. A representative of Morgan Lewis also attended this meeting and reviewed with the InKine board the fiduciary duties applicable to its decisions with respect to any proposed transaction. After detailed discussion, where the board discussed the potential transaction and the then-current status of InKine’s business, the board directed management and InKine’s legal and financial advisors to proceed to finalize due diligence and negotiate a merger agreement for a stock-for-stock transaction involving the issuance of not less than $3.55 worth of Salix common stock for each outstanding share of InKine common stock.

At its regularly scheduled meeting immediately following the annual stockholders meeting on June 9, 2005, the Salix board again received updates and reviewed with management and Banc of America Securities the potential transaction. Representatives of Wyrick Robbins also attended this meeting and reviewed with the board the status of due diligence, regulatory matters and potential timing of a transaction. After detailed discussion, including of integration of the two companies, the board unanimously directed management and Salix’s financial and legal advisors to proceed as expeditiously as possible to finalize due diligence and negotiate an agreement providing for a fixed exchange ratio, stock-for-stock transaction involving the issuance of $3.55 worth of Salix common stock for each outstanding share of InKine common stock. During this meeting, as well as other meetings at which representatives of Banc of America Securities were present, members of the Salix board asked questions regarding financial aspects of the potential transaction.

On June 10, 2005, Wyrick Robbins sent a draft definitive merger agreement to InKine and Morgan Lewis for review. Over the course of the ensuing two weeks, the parties exchanged comments and engaged in negotiations regarding the agreement.

On June 12 and 13, 2005, representatives of Salix and Wyrick Robbins met with InKine management at InKine’s offices in Blue Bell, Pennsylvania, in order to update Salix’s due diligence review of InKine. On June 15 and 16, 2005, representatives of InKine, UBS and Morgan Lewis met with Salix management and other personnel, Banc of America Securities and Wyrick Robbins at Salix’s offices in Morrisville, North Carolina, in order to update InKine’s due diligence review of Salix and engage in further management discussions. At these meetings, InKine proposed two primary revisions to the structure of the transaction proposed by Salix: calculation of the exchange ratio based on Salix’s stock price at closing, rather than a fixed ratio based on its price prior to signing; and expansion of Salix’s board to include one independent InKine director. Between June 14 and June 17, 2005, the parties’ respective management teams and financial advisors had numerous detailed discussions regarding potential exchange ratios and price collars.

On the morning of Saturday, June 18, 2005, the InKine board met by telephone to be updated on negotiations. Management and a representative of Morgan Lewis updated the board with respect to the status of the merger agreement negotiations, discussions between InKine and Salix management and their respective financial advisors related to potential exchange ratios and price collars, and discussions surrounding potential severance and retention arrangements for InKine management and other employees and a potential board seat for InKine. Representatives of Morgan Lewis and UBS then reviewed with the board various potential pricing formulae and opportunities for allocation of market risk with respect to merger consideration in stock-for-stock transactions, including the use of fixed and floating exchange ratios and price collars. The InKine board discussed in detail these potential pricing formulae, exchange ratios and price collars, as well as the terms of the potential severance and retention arrangements for InKine management and other employees. Following its discussion, the InKine board unanimously approved the proposal to set an exchange ratio based on an average closing price for Salix common stock with a collar at $16.00 and $20.44. Dr. Jacob then conveyed the results of the June 18 meeting to Ms. Logan.

On June 18, 2005, the Salix board held a special telephonic meeting to be updated on negotiations. A representative of Wyrick Robbins updated the board on merger agreement negotiations, including specifically a review of the provisions governing the parties’ ability to terminate the agreement and the consequences thereof. The board also discussed in some detail various social issues, including InKine’s request for a board seat and severance and retention programs for InKine employees. The Salix board, in consultation with representatives of Banc of America Securities, reviewed the proposals regarding the exchange ratio, including InKine’s request to calculate it based on Salix’s stock price prior to closing but averaged over a long period to avoid using an unusually high or low price, and using a “collar” mechanism to fix the exchange ratio if the price increases or decreases more than a given amount. After discussion, the board unanimously approved adding one InKine independent director to Salix’s board, to be chosen by Salix, and setting the exchange ratio based on the average closing price for Salix common stock over the 40 trading days ending two days prior to closing, with a collar at $16.00 and $20.44, or approximately 10% below and 15% above the current 15 trading day average closing price.

Between June 18, 2005 and June 23, 2005, the parties’ respective management teams and legal and financial advisors had numerous discussions to finalize the terms of the merger agreement.

The Salix board convened a special telephonic meeting on June 21, 2005, to review and discuss negotiations and due diligence to date, and in particular to review the terms of the proposed transition services agreements with InKine senior management, including Dr. Jacob, and the proposed severance and retention arrangements for InKine management and other employees. After detailed discussion and input regarding, among other things, payment amounts in other transactions from Salix management, Banc of America Securities and Wyrick Robbins, the board authorized management to continue negotiations.

On the morning of Thursday, June 23, 2005, the Salix board of directors, with Mr. Keane absent, met by telephone. Salix’s senior management and Salix’s legal and financial advisors provided updates regarding the final terms of the proposed merger agreement and related agreements. Banc of America Securities delivered its oral opinion, subsequently confirmed in a written opinion of that same date, to the effect that as of that date, and subject to the qualifications and assumptions and based on the considerations set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Salix. A representative of Wyrick Robbins also took this opportunity to review with the directors their fiduciary duties under Delaware law with respect to the proposed transaction. Following deliberations, the Salix board of directors, by unanimous vote of all directors present, approved the merger agreement and the related agreements and the transactions contemplated by those agreements, and resolved to recommend that its stockholders vote to approve the issuance of shares of Salix stock in the merger. Subsequently, the full Salix board unanimously approved the same and ratified the actions of the board taken on June 23, 2005.

That afternoon, the InKine board of directors, with William Harral, III absent, met by telephone to consider the proposed transaction. This meeting was also attended by members of InKine’s senior management and InKine’s outside legal and financial advisors. At this meeting, InKine senior management reviewed with the board of directors strategic considerations relating to the transaction and the progress of the negotiations regarding the terms of the transaction and apprised the board of the results of its due diligence review of Salix. Also at this meeting, UBS reviewed with InKine’s board of directors its financial analysis of the merger exchange ratio and delivered to InKine’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 23, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the merger exchange ratio was fair, from a financial point of view, to the holders of InKine common stock. A representative of Morgan Lewis also took this opportunity to again review with the directors their fiduciary duties under New York law with respect to the proposed transaction. During these discussions, the InKine board discussed the proposed transaction and related agreements and actions taken by the compensation committee of the board prior to the meeting of the full board relating to compensation arrangements approved in connection with the merger. Following further review and discussion, the directors present voted unanimously to approve the merger and the transactions contemplated by the merger agreement and approve and adopt the merger agreement and resolved to recommend that InKine shareholders vote to adopt the merger agreement. Subsequently, the full InKine board unanimously approved the same and ratified the actions of the board taken on June 23, 2005.

Dr. Jacob conveyed the results of the meeting to Ms. Logan. Immediately thereafter, the parties executed the merger agreement and announced the transaction via a joint press release issued in the late afternoon.

Salix’s Reasons for the Merger

The primary rationale behind the Salix board’s approval of the merger was that in creating the largest specialty pharmaceutical company focused exclusively on gastroenterology, the merger represents a combination of assets with a strategic fit that should accelerate both companies’ strategic initiatives, driving profitable growth and building long-term value. Central to that primary rationale, there were several important factors that contributed to the board’s approval, including the following:

•	Growing proprietary product portfolio and pipeline

The companies have complementary product lines focused on gastroenterology. The addition of the existing and growing revenue from InKine’s products, particularly Visicol, along with potential future revenue from INKP-102, if approved, will diversify and strengthen Salix’s revenue base, thereby reducing the business risk of being heavily dependent on a limited number of products. Specifically, Visicol has patent protection until 2013 and InKine is seeking patent protection for INKP-102 through 2024.

•	Combination of core human resources and competencies

The complementary nature of the development, manufacturing, and sales and marketing competencies of the InKine and Salix employees and the belief that the combined workforce, particularly in the areas of sales and marketing, would yield a more fully integrated, effective and competitive specialty pharmaceutical company.

•	Financial implications

The combined company should possess a sufficient level of financial resources to allow the combined company to achieve its strategic objectives and have an appropriate earnings profile, with increased revenue, efficiencies in operating expenses and enhanced ability to pursue strategic opportunities and more favorable financing alternatives, if needed.

•	Value creation for stockholders through earnings per share accretion

The merger is expected to be neutral in 2006 and accretive thereafter, in terms of GAAP earnings per share.

In addition, the Salix board considered the following additional factors, all of which it viewed as supporting its decision to approve the merger and the rationale for the merger outlined above:

•	historical financial information concerning Salix and InKine, which generally informed the board’s determination as to the relative values of Salix, InKine and the combined company;

•	Salix’s and InKine’s respective historical stock performance, which generally supported its conclusions on the valuation of InKine’s common stock;

•	the results of the due diligence review of InKine’s businesses and operations, which concluded that there were no issues identified that presented an unacceptable risk to completion of the transaction or to the business, results of operations or financial condition of Salix after completion of the transaction;

•	the assessment that the proposed merger was likely to meet each of the criteria they deemed necessary for a successful merger—strategic and cultural fit, acceptable execution risk and financial benefits to Salix and Salix’s stockholders;

•	the current and prospective competitive environment in which Salix must operate, including the likely effect of that competitive environment on Salix in light of, and in the absence of, the proposed merger;

•	alternative strategies, including status quo and other possible acquisition candidates considered over a period of more than a year, and the resulting determination that the acquisition of InKine was a good strategic fit and presented a unique opportunity to bring together two companies with synergistic strategies and complementary skills and assets;

•	the financial presentation of Salix’s financial advisor, including its opinion dated June 23, 2005, to the Salix board of directors as to the fairness, from a financial point of view, to Salix of the exchange ratio (see “The Merger—Opinion of Salix’s Financial Advisor—Banc of America Securities LLC” below);

•	the terms and conditions of the merger agreement, including the fact that the merger agreement is not subject to termination as a result of any change in the trading prices of either company’s stock between signing of the merger agreement and closing;

•	the determination that an exchange ratio that is “collared” is appropriate to reflect the strategic purpose of the merger and consistent with market practice for mergers of this type, provides a degree of certainty as to the respective ownership interests of the Salix and InKine stockholders based on fundamental valuation assessments, and avoids significant fluctuations caused by short-term market volatility;

•	the board’s conclusion that the provisions of the merger agreement designed to restrict the ability of the parties to entertain third-party acquisition proposals, and the provisions of the merger agreement providing for the payment of termination fees, were appropriate and reasonable means to increase the likelihood that the transaction will be completed;

•	the likelihood that the merger will be completed, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions; and

•	the expected qualification of the transaction as a reorganization for U.S. federal income tax purposes, which was considered beneficial compared to alternative taxable structures because it generally would enable InKine shareholders to defer U.S. federal income tax on the gain in their InKine stock to the extent they received Salix stock in the merger.

Salix’s board of directors also considered the potential negative factors and risks of the merger and potential conflicts of interest, including the following:

•	the risk that the potential benefits sought in the merger, including those outlined above, might not be fully realized;

•	the risks associated with achieving the projected neutral effect on Salix’s GAAP earnings per share in 2006 as a result of the merger, and the estimated time period for the merger to be accretive to Salix’s earnings per share;

•	the possibility that Salix’s share price might fall following announcement of the transaction due to arbitrageurs’ sales of Salix stock in conjunction with hedging strategies designed to lock in the premium offered by Salix in the merger;

•	the risk that key InKine personnel might choose not to remain employed by Salix before or after the merger, particularly in light of the fact that outstanding InKine options will be accelerated when the merger is completed;

•	the possibility that the merger might not be completed or might be unduly delayed;

•	the costs involved in completing the merger;

•	other risks that could adversely impact the future financial performance of InKine, including adverse competitive or other market conditions that could negatively impact demand for or sales of Visicol, and the delay or denial of regulatory marketing approval or patent coverage for INKP-102; and

•	the time, effort and costs involved in combining the two businesses, including the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Salix board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Salix board may have given different weight to different factors. The Salix board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Salix’s management and Salix’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Please note that this explanation of the Salix board’s reasoning and much of the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Information Regarding Forward-Looking Statements” on page 31 of this joint proxy statement/prospectus.

The Salix board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of Salix common stock to InKine shareholders, are advisable and in the best interests of Salix and its stockholders and unanimously approved the merger agreement and those transactions.

The Salix board unanimously recommends that Salix stockholders vote “FOR” approving the issuance of shares of Salix common stock to the InKine shareholders pursuant to the merger agreement.

InKine’s Reasons for the Merger

In reaching its decision to approve the merger, InKine’s board consulted with InKine’s management and InKine’s legal and financial advisors, and considered the following potentially positive factors:

•	InKine’s board’s belief that the combination of the businesses of InKine and Salix would result in an organization with greater financial, technical and other resources than InKine could provide as a stand-alone entity, and might allow for a significant acceleration in the commercial success of InKine’s commercial and pipeline products;

•	InKine’s difficulties in competing against larger companies with greater resources;

•	the opportunity the transaction affords InKine’s shareholders to reduce their exposure to the risks inherent in InKine’s reliance on a single marketed product;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Salix’s common stock and InKine’s common stock;

•	information regarding the financial performance and condition, assets, liabilities, business operations and prospects of each of Salix and InKine;

•	the fact that the transaction would allow InKine’s shareholders to receive an equity interest in Salix and thereby participate in the potential success of InKine’s current product pipeline;

•	the expected tax treatment for InKine’s shareholders of the exchange of InKine common stock for Salix common stock;

•	InKine’s board’s assessment of InKine’s strategic alternatives and its belief that merging with Salix presented a more attractive opportunity than staying independent;

•	Salix’s ability to support research and development of InKine’s product pipeline;

•	the current and historical market prices of InKine’s common stock relative to the $3.55 per share merger consideration, and the fact that $3.55 per share represented a 63.6% premium over the closing price of InKine’s common stock on June 23, 2005 and a 62.1% premium over the average closing price of InKine’s common stock for the 20 trading day period up to and including June 23, 2005;

•	a comparison of recent merger and acquisition transactions in the biotechnology industry as well as the trading performance for comparable companies in the specialty pharmaceutical industry;

•	UBS’ opinion, dated June 23, 2005, to InKine’s board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger exchange ratio, as more fully described below under the caption “The Merger—Opinion of InKine’s Financial Advisor—UBS Securities LLC”;

•	the terms of the merger agreement, including the parties’ respective representations, warranties and covenants and the conditions to closing;

•	the collar provision of the merger agreement, which affords some protection against the risk of a decline in the market price of Salix common stock prior to the consummation of the transaction;

•	the reasonableness of the termination fee, taking into account the other terms of the merger agreement, especially the collar provision, and the range of commercially reasonable termination fees for a transaction of this size; and

•	the likelihood that the transaction will be consummated.

InKine’s board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•	the risk that the potential benefits sought in the transaction might not be realized;

•	the collar provision of the merger agreement, which (1) limits the upside associated with an increase in the market price of Salix common stock prior to the consummation of the transaction, unless the increase is significant, and (2) does not afford protection in the event of a significant decline in the market price of Salix common stock prior to consummation of the transaction;

•	the possibility that the transaction might not be completed and the potential adverse effect of the public announcement of the transaction on:

•	InKine’s collaborations and other key relationships,

•	InKine’s ability to attract and retain key management, sales, marketing and technical personnel, and

•	InKine’s overall competitive position;

•	the difficulty of integrating the businesses of InKine and Salix, and the possible adverse impact of senior management’s devoting significant time and effort to completing the transaction and integrating the two businesses;

•	the risk of increased competition, including competition from generic competitors;

•	the risk that sales and prescription targets for existing Salix products may not be achieved;

•	the fact that InKine would be forgoing other potential opportunities by entering into the merger agreement; and

•	many of the risks described under “Risk Factors” beginning on page 21 of this joint proxy statement/prospectus.

During its deliberations concerning the merger, InKine’s board was also aware that some of InKine’s executive officers, directors and employees have interests in the merger and have arrangements that are different from, or in addition to, those of InKine’s shareholders generally, as described under “The Merger—Interests of Certain Persons in the Merger.”

While InKine’s board considered potentially negative and potentially positive factors, InKine’s board concluded that, overall, the potentially positive factors outweighed the potentially negative factors.

The foregoing discussion summarizes the material information and factors considered by InKine’s board in its consideration of the merger. InKine’s board collectively reached the unanimous decision to approve the merger agreement in light of the factors described above and other factors that each member of the board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, InKine’s board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of InKine’s board may have given different weight to different factors.

Please note that this explanation of the InKine board’s reasoning and much of the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Information Regarding Forward-Looking Statements” on page 31 of this joint proxy statement/prospectus.

The InKine board of directors has unanimously approved the merger agreement and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, InKine’s shareholders.

The InKine board of directors recommends that InKine shareholders vote “FOR” adoption of the merger agreement.

Opinion of Salix’s Financial Advisor—Banc of America Securities LLC

Salix retained Banc of America Securities LLC to act as its financial advisor in connection with the proposed merger. Banc of America Securities is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Salix selected Banc of America Securities to act as its financial advisor on the basis of Banc of America Securities’ experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Salix’s business.

In connection with Banc of America Securities’ engagement as financial advisor to Salix, Salix requested that Banc of America Securities render an opinion to the Salix board of directors as to the fairness, from a financial point of view, to Salix of the exchange ratio provided for in connection with the merger. On June 23, 2005, at a meeting of the Salix board of directors held to evaluate the merger, Banc of America Securities delivered its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion dated June 23, 2005, to the Salix board of directors to the effect that, as of that date and subject to the various assumptions summarized below, the exchange ratio in the merger was fair, from a financial point of view, to Salix.

The full text of Banc of America Securities’ written opinion to the Salix board of directors which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus, and is incorporated into this joint proxy statement/prospectus by reference. Holders of Salix common stock are encouraged to read the opinion carefully and in its entirety. The following summary, which addresses the written opinion of Banc of America Securities dated June 23, 2005, is qualified in its entirety by reference to the full text of such opinion. Banc of America Securities’ analyses and opinion were prepared for and addressed to the Salix board of directors and are directed only to the fairness, from a financial point of view, to Salix of the exchange ratio provided for in connection with the merger. Banc of America Securities’ opinion does not constitute a recommendation to Salix stockholders or InKine shareholders on how to vote at any meeting held in connection with the merger. Banc of America Securities’ opinion also does not in any manner address the prices at which Salix’s common stock will trade following consummation of the merger.

For purposes of its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of InKine and Salix, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning InKine and Salix, respectively;

•	reviewed certain financial forecasts related to InKine prepared by the management of InKine and reviewed financial forecasts related to InKine prepared by the management of Salix;

•	reviewed certain financial forecasts related to Salix prepared by the management of Salix;

•	reviewed and discussed with senior executives of Salix information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Salix;

•	discussed the past and current operations, financial condition and prospects of InKine with senior executives of InKine and Salix and discussed the past and current operations, financial condition and prospects of Salix with senior executives of Salix;

•	reviewed the pro forma impact of the merger on Salix’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed information prepared by members of senior management of InKine and Salix relating to the relative contributions of InKine and Salix to the combined company;

•	reviewed the reported prices and trading activity for InKine common stock and Salix common stock;

•	compared the financial performance of InKine and Salix and the prices and trading activity of InKine common stock and Salix common stock with that of certain other publicly traded companies Banc of America Securities deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of InKine and Salix and their respective advisors;

•	reviewed the June 23, 2005 draft of the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it for the purposes of its opinion. At Salix’s direction, Banc of America Securities assumed that the financial forecasts related to InKine prepared by the management of InKine were reasonably prepared by InKine’s management on bases reflecting the best then currently available estimates and good faith judgments of the future financial performance of InKine. At Salix’s direction, Banc of America Securities assumed that the financial forecasts related to InKine prepared by the management of Salix were reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of the future financial performance of InKine, and, at Salix’s direction, Banc of America Securities relied upon such financial forecasts in arriving at its opinion. With respect to the financial forecasts prepared by the management of Salix and related to Salix and the information prepared by the management of Salix relating to certain strategic, financial and operational benefits anticipated from the merger, Banc of America Securities, at Salix’s direction, assumed that they were reasonably prepared by the management of Salix on bases reflecting the best then currently available estimates and good faith judgments of the future financial performance of Salix and such strategic, financial and operational benefits anticipated from the merger. Banc of America Securities relied, at Salix’s direction, on the assessments of the management of Salix as to Salix’s ability to achieve the strategic, financial and operational benefits estimated by the management of Salix to result from the merger and Banc of America Securities assumed, at Salix’s direction, that such strategic, financial and operational benefits will be realized in the amounts and at the times projected. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities of InKine, nor has Banc of America Securities been furnished with any such valuations or appraisals. Banc of America Securities assumed that the final executed merger agreement would not differ in any material respect from the last draft merger agreement dated June 23, 2005 reviewed by it, and that the merger would be consummated as provided in such draft merger agreement, with full satisfaction of all covenants and conditions set forth in such draft merger agreement and without any waivers thereof. Salix informed Banc of America Securities, and Banc of America Securities assumed, that the merger would be treated as a tax-free reorganization pursuant to the Code.

Banc of America Securities expressed no view or opinion as to any other terms or aspects of the transactions contemplated by the merger agreement (including, without limitation, the form or structure of the merger). In addition, Banc of America Securities expressed no opinion as to whether any transaction might be more favorable to Salix as an alternative to the merger or as to the underlying business decision of the Salix board of directors to proceed with or effect the merger.

Banc of America Securities based its opinion on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, June 23, 2005. Although subsequent developments may affect Banc of America Securities’ opinion, Banc of America Securities does not have any obligation to update, revise or reaffirm its opinion. Banc of America Securities arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed operated collectively to support its opinion.

The following is a summary of the material analyses performed by Banc of America Securities in connection with its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Banc of America Securities, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

Historical Exchange Ratio Analysis

Banc of America Securities derived implied historical exchange ratios by dividing the closing price of InKine common stock by the closing price of Salix common stock over the year preceding June 21, 2005, and compared the exchange ratio provided for in connection with the merger to these implied exchange ratios and to the average implied exchange ratios over certain periods within this period. Banc of America Securities compared the highest and lowest implied historical exchange ratios during this period, 0.358x and 0.117x respectively, to 0.1959, which is the implied exchange ratio based on the closing price of Salix common stock as of June 21, 2005 (referred to herein as the June 21 exchange ratio) and to the lowest and highest possible exchange ratios provided for in the merger agreement of 0.1737 and 0.2219.

Selected Publicly Traded Company Analysis

InKine. Banc of America Securities reviewed publicly available financial information of the following eight publicly traded specialty pharmaceutical companies:

•	Connectics Corporation
•	First Horizon Pharmaceutical Corporation
•	Ista Pharmaceuticals, Inc.
•	MGI Pharma, Inc.
•	The Medicines Company
•	Noven Pharmaceuticals, Inc.
•	Pharmion Corporation
•	Salix Pharmaceuticals, Ltd.

For each of the selected companies, Banc of America Securities calculated a price to earnings multiple by dividing the company’s June 21, 2005 closing stock price by estimated earnings per share, which is referred to as EPS, for fiscal years 2006 and 2007, which are referred to as FY 2006 and FY 2007. The earnings per share estimates were obtained from First Call, a service of CNN/Money that uses data provided by Thompson Investors Network. Banc of America Securities then noted the median of such multiples was 17.4x for FY 2006 and 13.5x for FY 2007.

Banc of America Securities derived a range of implied equity values per share for InKine by multiplying a range of selected price to earnings multiples derived from this analysis by estimated EPS for InKine as provided by management of Salix, and then adjusting the resulting value by the per share net present value of InKine’s net operating losses as calculated by Banc of America Securities based upon data supplied by Salix management. This analysis was performed separately based upon FY 2006 estimates and FY 2007 estimates. Banc of America Securities applied a selected range of P/E multiples of 15.0x to 19.0x to estimated FY 2006 EPS for InKine and applied a selected range of P/E multiples of 12.5x to 15.5x to estimated FY 2007 EPS for InKine.

Salix. Banc of America Securities also reviewed publicly available financial information of the following 12 publicly traded specialty pharmaceutical companies:

•	Axcan Pharma Inc.
•	Connectics Corporation
•	Cephalon, Inc.
•	Endo Pharmaceuticals Holdings Inc.
•	First Horizon Pharmaceutical Corporation
•	Ista Pharmaceuticals, Inc.
•	Kos Pharmaceuticals, Inc.
•	The Medicines Company
•	Medicis Pharmaceutical Corporation
•	MGI Pharma, Inc.
•	Noven Pharmaceuticals, Inc.
•	Pharmion Corporation

For each of the selected companies, Banc of America Securities calculated price to earnings multiples by dividing the company’s June 21, 2005 closing stock price by First Call (or, in the case of Axcan, CapitalIQ and Reuters) estimated EPS for FY 2006 and FY2007. Banc of America Securities then noted the median of such multiples was 17.4x for FY 2006 and 13.0x for FY 2007. Banc of America Securities derived a range of implied equity values per share for Salix by multiplying a range of selected price to earnings multiples derived from this analysis by estimated EPS for Salix as provided by management of Salix, and then adjusting the resulting value by the per share net present value of Salix’s net operating losses as calculated by Banc of America Securities based upon data supplied by Salix management. This analysis was performed separately based upon FY 2006 estimates and FY 2007 estimates. Banc of America Securities applied a selected range of P/E multiples of 15.0x to 19.0x to estimated FY 2006 EPS for Salix and applied a selected range of P/E multiples of 12.0x to 15.0x to estimated FY 2007 EPS for Salix.

Banc of America Securities then divided the range of implied equity values derived as described above for InKine by the range of implied equity values derived as described above for Salix to derive a range of implied exchange ratios. This analysis indicated a reference range of implied exchange ratios of 0.255x to 0.375x as compared to the June 21 exchange ratio of 0.1959 and to the lowest and highest possible exchange ratios provided for in the merger agreement of 0.1737 and 0.2219.

Selected Acquisition Transactions Analysis

Banc of America Securities reviewed publicly available financial information relating to the following fifteen transactions involving life sciences companies:

Target	Acquirer
Atrix Laboratories, Inc.	QLT Inc.
Aviron	MedImmune, Inc.
BioChem Pharma Inc.	Shire Pharmaceuticals Group plc
Bone Care International, Inc.	Genzyme Corporation
CIMA Labs Inc.	Cephalon Inc.
Cor Therapeutics, Inc.	Millennium Pharmaceuticals Inc.
Dura Pharmaceuticals Inc.	Elan Corporation plc
Duramed Pharmaceuticals, Inc.	Barr Laboratories Inc.
ESP Pharma, Inc.	Protein Design Labs, Inc.
GelTex Pharmaceuticals, Inc.	Genzyme Corporation
ILEX Oncology, Inc.	Genzyme Corporation
Orphan Medical Inc.	Jazz Pharmaceuticals Inc.
PathoGenesis Corporation	Chiron Corporation
SangStat Medical Corporation	Genzyme Corporation
Xcel Pharmaceuticals, Inc.	Valeant Pharmaceuticals International

Using publicly available information, Banc of America Securities calculated the enterprise value of each target company as a multiple of estimated revenue for such target company for the fiscal year following announcement of the transaction and the equity value of each target company as a multiple of estimated net income for such target company for the fiscal year following announcement of the transaction and noted the median of such multiples was 7.9x and 45.1x, respectively.

Banc of America Securities then applied a range of selected multiples derived from its analysis to each of estimated EPS and estimated revenue for FY 2006 for InKine in each case as provided by Salix management. Banc of America Securities then derived a range of implied per share equity values for InKine by multiplying these reference ranges by the estimates for InKine’s FY 2006 EPS and revenue provided by Salix management, and added to the resulting implied InKine per share equity values the present value per share of InKine’s net operating losses as calculated by Banc of America Securities based upon data supplied by Salix management. Banc of America Securities then derived an implied equity value per share for Salix by multiplying the range of selected P/E multiples derived as described above under “Selected Publicly Traded Companies Analysis” to estimates of Salix’s earnings per share for each of FY 2006 and 2007 as provided by Salix management. Banc of America Securities then calculated a range of implied exchange ratios by dividing the implied InKine equity values per share by the implied Salix equity values per share. Banc of America Securities then compared this range of implied exchange ratios, which ranged from 0.205x-0.517x to the June 21 exchange ratio of 0.1959 and to the lowest and highest possible exchange ratios provided for in the merger agreement of 0.1737 and 0.2219.

No company, transaction or business used in the Selected Publicly Traded Company Analysis or the Selected Precedent Transactions Analysis (other than Salix) is identical to Salix, InKine or the merger. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions to which Salix, InKine and the merger were compared.

Contribution Analysis

Banc of America Securities analyzed the relative contribution of InKine to the combined company’s estimated earnings before interest expense and taxes (referred to as EBIT in the table below) and estimated net income for FY 2006, 2007 and 2008 as provided by the management of Salix.

The following table sets forth the ownership levels suggested by these relative contributions of InKine.

	InKine Contribution	Implied Exchange Ratio		Pro Forma Ownership
EBIT
FY2006	25.3%	0.244	x	25.2%
FY2007	31.5%	0.323		31.2%
FY2008	34.6%	0.367		34.1%

Net Income
FY2006	25.2%	0.244	x	25.2%
FY2007	31.4%	0.327		31.4%
FY2008	34.6%	0.374		34.6%

Banc of America Securities noted that the implied range of ownership of InKine shareholders in the combined company indicated by this analysis was 25.2% to 34.6% as compared to the range of ownership InKine shareholders would have in Salix as a result of the merger at the highest and lowest exchange ratios provided for in the merger agreement, which was 19.0% to 23.3%. Banc of America Securities calculated a range of exchange ratios implied by this contribution analysis and compared this range of implied exchange ratios, which ranged from 0.244x-0.374x to the June 21 exchange ratio of 0.1959 and to the lowest and highest possible exchange ratios provided for in the merger agreement of 0.1737 and 0.2219.

Discounted Cash Flow Analyses

Banc of America Securities performed discounted cash flow analyses on each of InKine and Salix and used the results of each analysis to derive an implied range of exchange ratios. Banc of America Securities used financial cash flow projections of Salix and InKine for fiscal year 2005 through fiscal year 2009 prepared by Salix management. Banc of America Securities estimated the terminal value of InKine, representing the value of InKine’s projected free cash flows beyond 2009 by applying a perpetual growth rate of 3.0% to 5.0% to InKine’s free cash flow in 2009 and estimated the terminal value of Salix, representing the value of Salix’s projected free cash flows beyond 2009, by applying a perpetual growth rate of 1.0% to 3.0% to Salix’s free cash flow in 2009. Banc of America Securities then discounted InKine’s and Salix’s unlevered free cash flows and the range of terminal values to calculate the present values as of June 30, 2005, using a range of discount rates from 13.0% to

17.0% for InKine and 12.0% to 16.0% for Salix. Banc of America Securities then added to the values derived in the discounted cash flow analysis the present value of InKine’s and Salix’s net operating losses, respectively, calculated by Banc of America Securities based upon data supplied by Salix management. This analysis indicated a range of implied exchange ratios of 0.253x-0.563x as compared to the June 21 exchange ratio of 0.1959 and to the lowest and highest possible exchange ratios provided for in the merger agreement of 0.1737 and 0.2219.

Other Analyses

In addition to the financial analyses performed by Banc of America Securities in connection with providing its opinion, at the request of Salix’s board of directors, Banc of America Securities analyzed certain potential pro forma effects of the merger on Salix using projections provided by Salix management. Based on the projections of Salix management for fiscal years 2006, 2007 and 2008 and assuming the June 21 exchange ratio of 0.1959, this analysis indicated that the merger would be slightly accretive to Salix’s projected earnings per share in 2006 and accretive in 2007 and 2008. Based on the projections of Salix management for fiscal years 2006, 2007 and 2008 and assuming an exchange ratio of 0.1737 (the lowest possible exchange ratio provided for in the merger agreement), the merger would be slightly accretive to Salix’s projected earnings per share in 2006 and accretive 2007 and 2008. Based on the projections of Salix management for fiscal years 2006, 2007 and 2008 and assuming an exchange ratio of 0.2219 (the highest possible exchange ratio provided for in the merger agreement), the merger would be slightly dilutive to Salix’s projected earnings per share in 2006 and accretive in 2007 and 2008.

The preceding description is a summary of the analyses and examinations that Banc of America Securities considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered, without considering all analyses and factors, could create an incomplete view of the process underlying its analyses and opinion.

In performing its analyses, Banc of America Securities considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Salix and InKine. The estimates contained in Banc of America Securities’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness, from a financial point of view, to Salix of the exchange ratio provided for in connection with the merger. The analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies or businesses might actually be sold or the prices at which any securities may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty.

Salix has agreed to pay Banc of America Securities customary fees upon consummation of the transaction. Salix’s board of directors was aware of the fee structure, including the fact that the fee is contingent upon consummation of the merger. Regardless of whether the transaction is completed, Salix has agreed to reimburse Banc of America Securities for all reasonable out-of-pocket expenses, including reasonable fees and disbursements of Banc of America Securities’ counsel, and has agreed to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against losses, claims, damages, expenses and liabilities arising out of Banc of America Securities’ engagement.

Banc of America Securities’ asset management affiliate had less than 3% of the outstanding Salix common stock under management as of June 23, 2005, the date of the fairness opinion. In addition, in the ordinary course of its business, Banc of America Securities and its affiliates are engaged in a broad range of securities activities and financial services, including trading or otherwise effecting transactions in securities of Salix and InKine for their own account and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities.

Opinion of InKine’s Financial Advisor—UBS Securities LLC

On June 23, 2005, at a meeting of the InKine board of directors held to approve the proposed merger, UBS delivered to the InKine board an oral opinion, confirmed by delivery of a written opinion dated June 23, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the merger exchange ratio was fair, from a financial point of view, to the holders of InKine common stock.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex C and is incorporated into this joint proxy statement/prospectus by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, of the merger exchange ratio and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to InKine or the underlying business decision of InKine to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to any matters relating to the proposed merger. Holders of InKine common stock are encouraged to read this opinion carefully in its entirety. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS:

•	reviewed publicly available business and historical financial information relating to InKine and Salix;

•	reviewed internal financial information and other data relating to the businesses and financial prospects of InKine and Salix that were provided to UBS by the respective managements of InKine and Salix and not publicly available, including financial forecasts and estimates prepared by the respective managements of InKine and Salix;

•	conducted discussions with members of the senior managements of InKine and Salix concerning the businesses and financial prospects of InKine and Salix;

•	reviewed current and historical market prices and trading volumes of InKine common stock and Salix common stock;

•	reviewed publicly available financial and stock market data with respect to companies in lines of business which UBS believed to be generally comparable to those of InKine and Salix;

•	compared the financial terms of the merger with the publicly available financial terms of other transactions which UBS believed to be generally relevant;

•	reviewed the potential pro forma financial effect of the merger on the estimated earnings per share of Salix based on financial forecasts and estimates prepared by the respective managements of Salix and InKine;

•	reviewed estimates prepared by the managements of InKine and Salix as to the potential cost savings and other synergies anticipated to result from the merger;

•	reviewed the merger agreement and related documents; and

•	conducted other financial studies, analyses and investigations, and considered other information, as UBS deemed necessary or appropriate.

In connection with its review, with InKine’s consent, UBS did not assume any responsibility for independent verification of any of the information that UBS was provided or reviewed for the purpose of its opinion and, with InKine’s consent, UBS relied on that information being complete and accurate in all material respects. In addition, at InKine’s direction, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of InKine or Salix, and was not furnished with any evaluation or appraisal. With respect to the financial forecasts, estimates and pro forma effects and calculation of cost savings and other synergies referred to above, UBS assumed, at InKine’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of InKine and Salix as to the future financial performance of InKine and Salix and the other matters covered thereby and that the future financial results and potential cost savings and other synergies reflected in such forecasts and estimates would be achieved at the times and in the amounts projected. UBS also relied, at InKine’s direction, without independent verification or investigation, on the assessments of the managements of InKine and Salix as to the products and product candidates of InKine and Salix and the risks associated with those products and product candidates, including the probability of their successful testing, development and marketing, and approval by appropriate governmental authorities, and the potential impact of generic product competition. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.

At InKine’s direction, UBS was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger. UBS expressed no opinion as to what the value of Salix common stock will be when issued in the merger or the prices at which Salix common stock or InKine common stock will trade at any time. In rendering its opinion, UBS assumed, with InKine’s consent, that the merger would qualify for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. UBS also assumed, with InKine’s consent, that each of InKine, Salix and Merger Sub would comply with all material terms of the merger agreement and that the merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. UBS also assumed, with InKine’s consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on InKine, Salix or the contemplated benefits of the merger. Except for preliminary discussions held at InKine’s direction with selected third parties in 2004, UBS was not requested to, and it did not, solicit third party indications of interest in the acquisition of all or a part of InKine. Except as described above, InKine imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to the InKine board, UBS performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to InKine, Salix or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. None of the analyses performed by UBS was assigned greater significance or reliance by UBS than any other. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.

The estimates of the future performance of InKine and Salix provided by the managements of InKine and Salix or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of InKine and Salix. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The merger exchange ratio was determined through negotiation between InKine and Salix and the decision to enter into the merger was solely that of the InKine board of directors. UBS’ opinion and financial analyses were only one of many factors considered by the InKine board in its evaluation of the merger and should not be viewed as determinative of the views of the InKine board of directors or management with respect to the merger or the merger exchange ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the InKine board of directors in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, all portions, including the tables, must be read together. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of the analyses described below, the term “per share value implied in the merger for InKine common stock” refers to the implied value of InKine common stock in the merger of $3.55 per share based on the merger exchange ratio as of June 22, 2005 and the closing price of Salix common stock on June 22, 2005.

Analysis of Selected Public Companies

InKine. UBS compared selected financial information for InKine with corresponding financial information of the following seven selected publicly held companies in the emerging specialty pharmaceuticals industry:

•	Axcan Pharma Inc.
•	Connetics Corporation
•	First Horizon Pharmaceutical Corporation
•	Kos Pharmaceuticals, Inc.
•	Medicis Pharmaceutical Corporation
•	Salix Pharmaceuticals, Ltd.
•	The Medicines Company

UBS reviewed enterprise values, calculated as the fully diluted market value (based on closing stock prices on June 22, 2005), plus debt, less cash, of the selected companies as a multiple of latest 12 months and estimated calendar years 2005 and 2006 revenue. UBS also reviewed per share equity values of the selected companies as a multiple of calendar years 2005 and 2006 estimated earnings per share, commonly referred to as EPS. UBS then compared the multiples derived from the selected companies with corresponding multiples for InKine based on the per share value implied in the merger for InKine common stock. Estimated financial data for the selected companies were based on public filings and First Call estimates. Estimated financial data for InKine were based on estimates of InKine management. This analysis indicated the following implied median, mean, high and low revenue and EPS multiples for the selected companies, as compared to corresponding multiples implied for InKine:

	Implied Multiples for Selected Companies				Implied Multiples for InKine in the Merger
Enterprise Value as a Multiple of:	Median	Mean	High	Low
Revenue
Latest 12 months	4.4x	4.9x	6.9x	3.2x	7.6x
Calendar year 2005	3.8x	4.0x	5.5x	3.1x	6.0x
Calendar year 2006	3.1x	3.3x	4.1x	2.4x	4.5x

Per Share Equity Value as a Multiple of:
EPS
Calendar year 2005	22.9x	23.6x	30.5x	19.1x	49.6x
Calendar year 2006	17.8x	18.5x	23.5x	13.7x	27.2x

Salix. UBS also compared selected financial information for Salix with corresponding financial information of the following six selected publicly held companies in the emerging specialty pharmaceuticals industry:

•	Axcan Pharma Inc.
•	Connetics Corporation
•	First Horizon Pharmaceutical Corporation
•	Kos Pharmaceuticals, Inc.
•	Medicis Pharmaceutical Corporation
•	The Medicines Company

UBS reviewed enterprise values of the selected companies as a multiple of latest 12 months and estimated calendar years 2005 and 2006 revenue. UBS also reviewed per share equity values of the selected companies as a multiple of calendar years 2005 and 2006 estimated EPS. UBS then compared the multiples derived from the selected companies with corresponding multiples for Salix based on the closing price of Salix common stock on June 22, 2005. Estimated financial data for the selected companies were based on public filings and First Call estimates. Estimated financial data for Salix were based both on First Call estimates and estimates of Salix management. This analysis indicated the following implied median, mean, high and low revenue and EPS multiples for the selected companies, as compared to corresponding multiples implied for Salix:

	Implied Multiples for Selected Companies				Implied Multiples for Salix Based on Closing Stock Price on 6/22/05
Enterprise Value as a Multiple of:	Median	Mean	High	Low	First Call Estimates	Management Estimates
Revenue
Latest 12 months	4.4x	4.7x	6.9x	3.2x	6.1x	6.1x
Calendar year 2005	3.8x	3.9x	5.5x	3.1x	4.9x	4.7x
Calendar year 2006	3.1x	3.2x	4.1x	2.4x	3.8x	3.5x

Per Share Equity Value as a Multiple of:
EPS
Calendar year 2005	21.6x	22.2x	26.1x	19.1x	30.5x	27.0x
Calendar year 2006	17.5x	18.2x	23.5x	13.7x	20.3x	21.0x

Analysis of Selected Precedent Transactions

UBS reviewed implied enterprise and equity values in the following 10 selected mergers and acquisitions transactions in the specialty pharmaceuticals industry announced between 2003 and 2005:

Acquiror	Target
Genzyme Corporation	Bone Care International, Inc.
Solvay SA	Fournier Pharma
Nordic Capital	Nycomed Pharma
Valeant Pharmaceuticals International	Xcel Pharmaceuticals, Inc.
Protein Design Labs, Inc.	ESP Pharma Holding Company, Inc.
Consortium Group	Warner Chilcott PLC
Mylan Laboratories Inc.	King Pharmaceuticals, Inc.
QLT, Inc.	Atrix Laboratories, Inc.
UCB SA	Celltech Group plc
Genzyme Corporation	Sangstat Medical Corporation

UBS reviewed enterprise values in the selected transactions as a multiple of latest 12 months revenue. UBS also reviewed per share equity values in the selected transactions as a multiple of one-year forward and two-year forward EPS. UBS then compared the implied multiples derived from the selected transactions with corresponding multiples for InKine based on the per share value implied in the merger for InKine common stock. Estimated financial data for the selected transactions were based on public filings and I/B/E/S consensus estimates. Estimated financial data for InKine were based on estimates of InKine management. This analysis indicated the following median, mean, high and low implied revenue and EPS multiples in the selected transactions, as compared to corresponding multiples implied in the merger for InKine:

	Implied Multiples for Selected Companies				Implied Multiples for InKine in the Merger
Enterprise Value as a Multiple of:	Median	Mean	High	Low
Revenue
Latest 12 months	4.3x	5.4x	13.6x	2.2x	7.6x

Per Share Equity Value as a Multiple of:
EPS
One-year forward	39.7x	43.1x	70.4x	17.0x	49.6x
Two-year forward	27.4x	27.1x	40.9x	12.7x	27.2x

UBS also reviewed the premiums paid in the selected transactions based on the consideration paid in such transactions and the closing stock prices of the target companies one day, one week and one month prior to public announcement of the transactions. This analysis indicated the following median, mean, high and low premiums in the selected transactions, as compared to the premiums in the merger over corresponding periods based on the per share value implied in the merger for InKine common stock:

	Premiums Paid in Selected Transactions				Implied Premiums for InKine in the Merger
Prior to Announcement:	Median	Mean	High	Low
One day	33.3%	33.6%	60.6%	3.0%	69.0%
One week	35.2%	36.3%	59.9%	6.3%	63.6%
One month	27.7%	31.3%	59.0%	11.1%	54.3%

Discounted Cash Flow Analysis

InKine. UBS performed a discounted cash flow analysis of InKine to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows, excluding the value of net operating losses, that InKine could generate over fiscal years 2005 through 2010 based on estimates of InKine management. UBS calculated a range of terminal values for InKine by applying perpetuity growth rates of 3.0% to 5.0% to InKine’s fiscal year 2010 estimated unlevered, after-tax free cash flows. The cash flows and terminal values were then discounted to present value as of June 30, 2005 using discount rates ranging from 20.0% to 24.0%. This analysis indicated the following implied per share equity reference range for InKine, as compared to the per share value implied in the merger for InKine common stock:

Implied Per Share Equity Reference Range for InKine	Per Share Value Implied in the Merger for InKine Common Stock
$1.96–$2.62	$3.55

UBS also separately calculated the estimated present value of InKine’s net operating losses based on estimates of InKine management, utilizing discount rates ranging from 20.0% to 24.0%. This calculation indicated a range of estimated present values of InKine’s net operating losses of approximately $0.27 to $0.28 per share.

Salix. UBS also performed a discounted cash flow analysis of Salix to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows, excluding the value of net operating losses, that Salix could generate over fiscal years 2005 through 2010 based on estimates of Salix management. UBS calculated a range of terminal values for Salix by applying perpetuity growth rates of 3.0% to 5.0% to Salix’s fiscal year 2010 estimated unlevered, after-tax free cash flows. The cash flows and terminal values were then discounted to present value as of June 30, 2005 using discount rates ranging from 14.0% to 18.0%. This analysis indicated the following implied per share equity reference range for Salix, as compared to the closing price of Salix common stock on June 22, 2005:

Implied Per Share Equity Reference Range for Salix	Salix Per Share Closing Price on 6/22/05
$17.35–$27.99	$18.89

UBS also separately calculated the estimated present value of Salix’s net operating losses based on estimates of Salix management, utilizing discount rates ranging from 14.0% to 18.0%. This calculation indicated a range of estimated present values of Salix’s net operating losses of approximately $0.69 to $0.70 per share.

Pro Forma Financial Analysis

UBS analyzed the potential pro forma financial effect of the merger on Salix’s estimated EPS for fiscal years 2006 and 2007 after giving effect to potential cost savings and other synergies that could result from the merger. Estimated data for Salix and InKine, including estimates of such potential cost savings and other synergies, were based on estimates of Salix and InKine managements. Based on the merger exchange ratio as of June 22, 2005 and the closing price of Salix common stock on June 22, 2005, this analysis suggested that the merger could be breakeven to Salix’s estimated EPS in fiscal year 2006 and accretive to Salix’s estimated EPS in fiscal year 2007.

UBS also separately analyzed the potential pro forma financial effect of the merger relative to InKine’s standalone estimated EPS for fiscal years 2006 and 2007 based on estimates of InKine management. Based on the merger exchange ratio as of June 22, 2005 and the closing price of Salix common stock on June 22, 2005, this analysis suggested that the merger could be accretive relative to InKine’s standalone estimated EPS in fiscal years 2006 and 2007.

The actual results achieved by the combined company might vary from projected results and the variations may be material.

Contribution Analysis

UBS analyzed the relative contributions of InKine and Salix to the combined company’s estimated net income, revenue and earnings before income, taxes, depreciation and amortization, commonly referred to as

EBITDA, for fiscal years 2005 through 2007 based on estimates of the managements of InKine and Salix. UBS then compared the percentage contributions of InKine to these operational metrics to the percentage equity ownership of InKine’s stockholders in the combined company, and the percentage that InKine will constitute of the combined company’s enterprise value, immediately upon completion of the merger. This analysis indicated the following implied percentage contribution of InKine to the combined company’s estimated net income as compared to the percentage of equity value of the combined company apportioned to InKine’s stockholders, and the percentage contributions of InKine to the combined company’s estimated revenue and EBITDA as compared to the percentage of enterprise value of the combined company apportioned to InKine’s shareholders, immediately upon completion of the merger based on the merger exchange ratio as of June 22, 2005 and the closing price of Salix common stock on June 22, 2005:

	InKine Percentage Contribution			Implied InKine Percentage in the Merger

Contribution to Equity Value Based on:	2005	2006	2007	Equity Value of Combined Company
Net Income	12.3%	16.5%	18.9%	20.4%

Contribution to Enterprise Value Based on:				Enterprise Value of Combined Company
Revenue	16.6%	16.6%	17.2%	20.2%
EBITDA	17.2%	16.5%	18.5%	20.2%

Other Factors

In rendering its opinion, UBS also reviewed and considered other factors, including:

•	the historical price performance and trading volumes of InKine common stock and Salix common stock;

•	the relationship between movements in InKine common stock and movements in the common stock of selected emerging pharmaceutical companies; and

•	recent published equity research analysts’ reports for Salix.

Miscellaneous

Under the terms of its engagement, InKine has agreed to pay UBS customary fees for its financial advisory services in connection with the merger, a portion of which was payable in connection with the opinion and a significant portion of which is contingent upon the consummation of the merger. In addition, InKine has agreed to reimburse UBS for its reasonable expenses, including fees and disbursements of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

InKine selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

UBS and its affiliates in the past have provided services to Salix unrelated to the proposed merger, for which services UBS and its affiliates have received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of InKine and Salix for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

Interests of Certain Persons in the Merger

In considering the recommendation of the InKine board of directors with respect to the merger agreement, InKine’s shareholders should be aware that some of InKine’s executive officers, directors and employees have interests in the merger and have arrangements that are different from, or in addition to, those of InKine’s shareholders generally. The InKine board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to declare the merger and the other transactions contemplated by the merger agreement advisable, to adopt the merger agreement and to recommend that InKine’s shareholders vote in favor of adopting the merger agreement.

Equity Compensation Awards

The merger agreement provides that upon completion of the merger, each InKine compensatory option, including those held by executive officers and directors of InKine, will be converted into a Salix stock option based on the exchange ratio in the merger. In addition, the merger agreement provides that, upon completion of the merger, all shares of restricted InKine common stock, including those held by executive officers and directors of InKine, will be converted into restricted shares of Salix common stock based on the exchange ratio in the merger. In connection with the merger, each stock option and each share of restricted stock of InKine, including those held by executive officers and directors of InKine, will vest in full in accordance with the terms of the applicable grant instruments or InKine stock option plans under which the stock options and restricted stock were granted.

Based on InKine equity compensation awards held by executive officers and directors of InKine as of June 30, 2005 and assuming a closing date of September 30, 2005, the number of options accelerated, the weighted average exercise price of accelerated options and the value of accelerated options based upon a price of $3.55 per share, which is equal to the price per InKine share used in determining the exchange ratio, so long as the per-share closing price of Salix’s common stock during the 40 trading days ending two days prior to the closing of the transaction is less than $20.44 per share and greater than $16.00 per share, in connection with the merger, are as follows:

Name	Number of Options Accelerated	Weighted Average Exercise Price Per Share	Value of In-the-Money Accelerated Options
Leonard S. Jacob, M.D., Ph.D.	72,500	$1.05	$181,250
Robert F. Apple	30,000	$1.05	$75,000
Martin Rose, M.D., J.D.	72,500	$2.37	$85,750
John M. Cullen, Ph.D., J.D.	40,000	$3.05	$20,000
William Harral III	62,333	$2.62	$68,160
John R. Leone	65,333	$2.39	$75,880
Steven B. Ratoff	60,000	$2.49	$69,600
Norman D. Schellenger	64,000	$2.31	$84,780
Thomas P. Stagnaro	52,000	$2.37	$65,280

•	The value of the option vesting acceleration to Mr. Ratoff will be regarded as an “excess parachute payment” subject to both the non-deductibility provisions of section 280G of the Code and the excise tax of section 4999 of the Code.

•	In addition to the accelerated options above, Dr. Jacob, Mr. Apple and Dr. Rose would receive accelerated vesting in respect of 68,136, 40,080 and 20,040 shares subject to their respective restricted stock awards. The value of this restricted stock vesting acceleration for Dr. Jacob, Mr. Apple and Dr. Rose is estimated at $241,883, $142,284 and $71,142, respectively.

In accordance with the terms of their existing employment agreements with InKine, the period during which vested options may be exercised by Dr. Jacob and Mr. Apple extends through the term of their initial option grants.

Management Incentive Bonus Payments

The merger agreement provides that as soon as reasonably practicable after the closing of the merger, Salix will pay to each eligible management employee of InKine specified bonus amounts, provided that the eligible employee:

•	remains employed through the 90th day following the closing of the merger; or

•	does not have his employment with Salix terminated before the 90th day following the closing of the merger on account of (1) termination by Salix for cause, as that term is defined in the eligible employee’s existing employment agreement with InKine, or (2) the employee’s voluntary resignation.

As of the date of the merger agreement, an aggregate of $354,255 was payable pursuant to these arrangements to a total of four current InKine employees. Dr. Jacob, Mr. Apple and Dr. Cullen are eligible to receive cash bonuses pursuant to these arrangements equal to $181,500, $93,555 and $44,550, respectively.

Retention Bonus Plan

In connection with the execution of the merger agreement, InKine adopted the InKine Pharmaceutical Company, Inc. Retention Bonus Plan. Pursuant to the Retention Bonus Plan, cash bonuses will be awarded to specified InKine employees identified by the compensation committee of the InKine board of directors, who either:

•	remain with InKine or any successor through the 90th day following a change of control such as the merger and continue to provide substantial services to InKine or its successor; or

•	have their employment with InKine or any successor involuntarily terminated without cause, as that term is defined in the Retention Bonus Plan, after June 23, 2005 but before the 90th day following the change of control.

As of the date of the merger agreement, an aggregate of $961,500 was available for distribution under the Retention Bonus Plan, and a total of 22 current InKine employees had been named as eligible participants. Dr. Jacob, Mr. Apple and Drs. Rose and Cullen are eligible to receive cash bonuses under the Retention Bonus Plan equal to $340,000, $170,000, $100,000 and $25,000, respectively.

Severance Payments Under Existing Employment Agreements

It is expected that upon consummation of the merger, Drs. Jacob, Rose and Cullen and Mr. Apple will remain employed with Salix for certain periods of time detailed below and upon termination of employment with Salix will receive severance payments of $1,560,000, $260,000, $225,000 and $727,500, respectively, pursuant to the terms of their existing employment agreements with InKine.

Employment and Consulting Agreements with Salix

Consulting Agreement with Leonard S. Jacob. On July 18, 2005, Salix entered into a consulting agreement with Dr. Jacob that provides for a two-year consulting term commencing on the 91st day after completion of the merger. Pursuant to this agreement, Dr. Jacob will be compensated at the annual rate of $250,000 for the first year of consulting service, and at the annual rate of $150,000 for the second year of consulting service.

During the 90 days after closing of the merger, Dr. Jacob will be entitled to participate in the 401(k) and other employee benefit plans and programs available to Salix’s senior-level executives as a group or to its employees generally; provided that medical and dental care insurance coverage will be at the same level he currently receives as an employee of InKine. For a period of 48 months after the termination of his employment with Salix, Dr. Jacob will receive medical and dental care insurance coverage at the same level he currently receives as an employee of InKine.

Salix also agreed to grant Dr. Jacob an option to purchase 15,000 shares of Salix common stock, such option grant to vest in equal monthly installments over the two-year term of the consulting agreement.

Except with respect to the continued medical and dental care insurance coverage described above for the 24- month period following Mr. Jacob’s termination from employment, in order to receive the foregoing benefits under this agreement, Dr. Jacob must sign and not revoke a release discharging Salix, InKine and all affiliated persons and entities from any claims, demands and causes of action arising from or relating in any way to his employment with InKine or Salix (other than claims relating to this consulting agreement, his existing employment agreement with InKine or vested benefits under InKine or Salix benefit plans).

Consulting Agreement with Robert F. Apple. On July 18, 2005, Salix entered into a consulting agreement with Mr. Apple that provides for a six-month consulting term commencing on the 91st day after completion of the merger. Pursuant to this agreement, Mr. Apple will be compensated at the annual rate of $315,000, which is his current annual salary with InKine.

While employed by Salix for 90 days after the closing of the merger, Mr. Apple will be entitled to participate in the 401(k) and other employee benefit plans and programs made available to Salix’s senior-level executives as a group or to its employees generally; provided that medical and dental care insurance coverage will be at the same level he currently receives as an employee of InKine. Pursuant to his existing employment agreement with InKine, for a period of 18 months after the termination of his employment with Salix, Mr. Apple will receive medical and dental care insurance coverage at the same level he currently receives as an employee of InKine.

Except with respect to the continued medical and dental care insurance coverage described above, in order to receive the foregoing benefits under this agreement, Mr. Apple must sign and not revoke a release discharging Salix, InKine and all affiliated persons and entities from any claims, demands and causes of action arising from or relating in any way to his employment with InKine or Salix, other than claims relating to this consulting agreement, his existing employment agreement with InKine or vested benefits under InKine or Salix benefit plans.

Employment Agreement with John M. Cullen. On July 18, 2005, Salix entered into an employment agreement with Dr. Cullen that provides for a three-month employment term commencing upon completion of the merger. Pursuant to this agreement, Dr. Cullen will be compensated at the annual rate of $225,000, which is his current annual salary with InKine. During the term of the agreement, Dr. Cullen will be entitled to participate in the 401(k) and other employee benefit plans and programs made available to Salix’s senior-level executives as a group or to its employees generally; provided that medical and dental care insurance coverage will be at the same level he currently receives as an InKine employee. In addition, for a period of up to 12 months following termination of this employment agreement, Salix will reimburse Dr. Cullen for any out-of-pocket costs he incurs for the continuation of medical and dental care insurance coverage at the same level he currently receives as an employee of InKine.

In order to receive the foregoing benefits under this agreement, Dr. Cullen must sign and not revoke a release discharging Salix, InKine and all affiliated persons and entities from any claims, demands and causes of action arising from or relating in any way to his employment with InKine or Salix, other than claims relating to this employment agreement, his existing employment agreement with InKine or vested benefits under InKine or Salix benefit plans.

On August 23, 2005, Salix and Dr. Cullen entered into an agreement that amends Dr. Cullen’s July 18, 2005 employment agreement with Salix to provide that in the event Dr. Cullen’s employment with Salix terminates prior to the end of the three-month term on account of termination by Salix without cause, or on account of Dr. Cullen’s death or disability, Salix will continue to pay Dr. Cullen or his beneficiary, through the end of the three-month term.

Employment Agreement with Martin Rose. On August 23, 2005, Salix entered into an employment agreement with Dr. Rose that provides for his continued employment with InKine as a subsidiary of Salix.

Dr. Rose’s employment with InKine will continue until the earlier of 6 months following approval of InKine’s new drug application for its INKP 102 product by the FDA, or December 31, 2006. Pursuant to this agreement, Dr. Rose will be compensated at the annual rate of $260,000, which is his current annual salary with InKine.

During the term of the agreement, Dr. Rose will be entitled to participate in the 401(k) and other employee benefit plans and programs made available to Salix’s senior level executives as a group or to its employees generally; provided that medical and dental care insurance coverage will be at the same level he currently receives as an employee of InKine. Pursuant to his existing employment agreement with InKine, for a period of 12 months after the termination of his employment with InKine, Dr. Rose will receive medical and dental care insurance coverage at the same level he currently receives as an employee of InKine.

Except with respect to the continued medical and dental care insurance coverage described above, in order to receive the foregoing benefits under this agreement, Dr. Rose must sign and not revoke a release discharging Salix, InKine and all affiliated persons and entities from any claims, demands and causes of action arising from or relating in any way to his employment with InKine or Salix, other than claims relating to this employment agreement, his existing employment agreement with InKine or vested benefits under InKine or Salix benefit plans.

Indemnification and Directors’ and Officers’ Insurance

InKine’s directors and officers will have the right under the merger agreement to continued indemnification and insurance coverage for acts and omissions occurring prior to the merger. See “The Merger Agreement—Covenants and Agreements—Indemnification” below.

Severance Pay Plan

In connection with the execution of the merger agreement, InKine also adopted the InKine Pharmaceutical Company, Inc. Severance Pay Plan. The purpose of the Severance Pay Plan is to provide payments on a discretionary basis to employees of InKine whose employment is terminated as the result of a change of control of InKine, such as the merger. In essence, benefits under the Severance Pay Plan are intended to be supplemental unemployment benefits.

All regular, active, full-time employees of InKine are eligible participants under the Severance Pay Plan, other than:

•	any employee party to any written agreement or offer letter providing cash severance benefits for any termination of employment otherwise covered by the Severance Pay Plan;

•	temporary employees;

•	any individual characterized by InKine as an independent contractor; and

•	any other individual who is not treated by InKine as an employee for purposes of withholding federal income taxes.

To receive a severance payment under the Severance Pay Plan, an eligible participant must:

•	be terminated in connection with a change of control of InKine, such as the merger; and

•	sign and not revoke a release discharging InKine and all affiliated persons and entities from any claims, demands and causes of action (other than claims relating to vested benefits under InKine benefit plans).

Eligible participants will not receive severance payments under the Severance Pay Plan if:

•	they voluntarily resign from InKine, including in connection with retirement;

•	they are terminated in connection with a change of control of InKine, but are offered a comparable job with InKine or any successor and refuse the job;

•	they are terminated in connection with a change of control of InKine, and are offered and accept a non-comparable job with InKine or any successor;

•	they are discharged involuntarily for job performance problems, violations of InKine rules, or for “cause,” as defined in the Severance Pay Plan, or if after they are terminated, InKine discovers that they had engaged in conduct that constitutes cause during or after their employment with InKine;

•	they are covered by a collective bargaining agreement; or

•	they leave under circumstances other than those specified above for eligible participants.

Determination of the severance benefit payable to any eligible employee under the Severance Pay Plan is based upon years of service and such other factors determined to be relevant by InKine in its sole discretion. In the absence of any other determination, the amount of severance pay will be determined as follows:

•	if the eligible employee’s official title is below manager, they will receive severance pay equal to twelve weeks of their weekly base pay;

•	if the eligible employee’s official title is manager or above, they will receive sixteen weeks of their weekly base pay; and

•	notwithstanding the eligible employee’s title, if they have completed five or more years of service with InKine, they will receive severance pay equal to four weeks of their weekly base pay in addition to the severance pay to which they are entitled under the first two bullets above.

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the merger to U.S. holders of InKine common stock. The summary is based on the Code, U.S. Treasury regulations thereunder and administrative rulings and court decisions in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States for federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it:

•	is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or

•	has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership holds InKine common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. A U.S. holder that is a partner in a partnership holding InKine common stock should consult its tax advisor as to the particular tax consequences of the merger to such holder.

This discussion only addresses InKine shareholders that are U.S. holders and that hold their shares of InKine common stock as a capital asset within the meaning of section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that might be relevant to an InKine shareholder in light of such holder’s particular circumstances or that might be applicable to holders subject to special treatment under

U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders that acquired InKine common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders subject to the alternative minimum tax provisions of the Code, and holders that hold InKine common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the merger under applicable state, local or non-United States laws.

HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The Merger

It is a condition to the closing of the merger that InKine and Salix will receive opinions from Morgan, Lewis & Bockius LLP and Wyrick Robbins Yates & Ponton LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code. These opinions will be based on representation letters provided by InKine and Salix, to be delivered at the time of closing, and on customary factual assumptions. Although the merger agreement allows each of them to waive this condition to closing, Salix and InKine currently do not anticipate doing so.

No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger, and the opinions of counsel are not binding upon the Internal Revenue Service or any court. Accordingly, there can be no assurances that the Internal Revenue Service or any court will not disagree with or challenge any of the conclusions described herein.

Assuming that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to a U.S. holder of InKine common stock will be as follows:

•	the holder generally will not recognize any gain or loss upon receipt of Salix common stock solely in exchange for InKine common stock, but generally will recognize gain or loss with respect to cash received in lieu of a fractional share of Salix common stock, as discussed below;

•	the aggregate adjusted tax basis of the shares of Salix common stock received in the merger will be equal to the net of (i) the aggregate adjusted tax basis in the shares of InKine common stock surrendered therefor, minus (ii) the tax basis allocable to any fractional share of Salix common stock for which cash is received; and

•	the holding period of the Salix common stock received in the merger will include the holding period of the shares of InKine common stock surrendered.

A U.S. holder of InKine common stock that receives cash in lieu of a fractional share of Salix common stock generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate tax basis in the shares of InKine common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of InKine common stock is more than one year at the effective time of the merger.

Backup Withholding. Payments of cash made in connection with the merger may be subject to backup withholding at a rate of 28% unless a holder of InKine common stock:

•	provides a correct taxpayer identification number and any other required information to the exchange agent; or

•	comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules.

All U.S. holders of InKine common stock should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be delivered following completion of the merger. Backup withholding does not constitute an additional tax, and amounts withheld may be refunded to the extent they result in an overpayment of tax if the holder supplies the required information to the Internal Revenue Service.

Accounting Treatment of the Merger

The merger will be accounted for as an acquisition of InKine by Salix under the purchase method of accounting of U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values and added to those of the reporting public issuer, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets. Financial statements of Salix issued after consummation of the merger will reflect only the operations of InKine after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of InKine.

All unaudited pro forma financial information contained in this document has been prepared using the purchase method to account for the merger. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the assigned fair values of InKine’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining InKine into Salix. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the net fair value of the assets and liabilities of InKine as compared to the unaudited pro forma information included in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Reg ulatory Matters Related to the Merger

HSR Act and Antitrust

The merger is subject to the requirements of the HSR Act, and the rules promulgated under the HSR Act by the Federal Trade Commission, which prevent transactions such as the merger from being completed until required information and materials are furnished to the United States Department of Justice, and the Federal Trade Commission and the applicable waiting period is terminated or expires. On July 15, 2005, Salix and InKine filed the requisite Pre-Merger Notification and Report Forms under the HSR Act with the United States Department of Justice and the Federal Trade Commission. Pursuant to a request for early termination, the waiting period under the HSR Act was terminated on July 28, 2005. The United States Department of Justice, the Federal Trade Commission and others may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, any of the United States Department of Justice, the Federal Trade Commission or others could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail.

Other Regulatory Matters

The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. We are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

Merger Fees, Costs and Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. See “The Merger Agreement—Covenants and Agreements—Fees and Expenses” below.

Dissenters’ Rights of Appraisal

The New York Business Corporation Law, which is referred to in this document as the NYBCL, provides that in some mergers, shareholders who do not vote in favor of a merger and who comply with a series of statutory requirements have the right to receive, instead of the merger consideration, the fair value of their shares as appraised by the courts, payable in cash. However, this right to appraisal is not available under the NYBCL to holders of InKine common stock in connection with the merger contemplated under the merger agreement.

Resale of Salix Common Stock Issued in Connection with the Merger; Affiliate Agreements

The shares of Salix common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an “affiliate” of InKine or Salix at the time of its special meeting. This joint proxy statement/prospectus does not cover resales of Salix common stock issued in the merger by affiliates of InKine or Salix. InKine has agreed to use reasonable efforts to cause each affiliate of InKine to execute an agreement whereby it agrees not to transfer any shares of Salix common stock received in the merger except in compliance with the Securities Act. See “The Merger Agreement—Covenants and Agreements—Affiliate Agreements” below.

Delisting and Deregistration of InKine Common Stock Following the Merger

When the merger is completed, the InKine common stock currently listed on the Nasdaq SmallCap Market will be delisted from the Nasdaq SmallCap Market and deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/ prospectus. This summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety.

The Merger

Upon the terms and subject to the conditions set forth in the merger agreement, Metal Acquisition Corp., a newly formed, wholly owned subsidiary of Salix referred to as Merger Sub, will be merged with and into InKine. As a result of the merger, Merger Sub’s corporate existence will cease and InKine will be the surviving corporation and will become a wholly owned subsidiary of Salix. The separate corporate existence of InKine, with all of its rights, privileges, immunities, powers and franchises, will continue unaffected by the merger, except as set forth in the merger agreement.

Closing and Effectiveness of the Merger

The merger will become effective when a certificate of merger is duly filed with the New York Department of State. The certificate of merger will be filed as promptly as practicable after the closing. The closing will occur no later than the second business day after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, unless the parties agree otherwise in writing. See “The Merger Agreement—Conditions to the Merger” below.

We currently expect that the merger will be completed in the fourth quarter of 2005 shortly after the occurrence of the Salix and InKine special meetings. However, because completion of the merger is subject to regulatory approvals and other conditions, we cannot predict the actual timing.

Merger Consideration

Conversion of InKine Common Stock

Each share of InKine common stock issued and outstanding immediately before the effective time of the merger, other than treasury shares, all of which will be canceled and extinguished without any conversion in the merger, will automatically be converted into and exchanged for the right to receive a fraction of a share of Salix common stock equal to the exchange ratio.

The “exchange ratio” will equal $3.55 divided by the average of the per share closing prices of Salix common stock as reported by Nasdaq for the 40 trading days ending on the second trading day prior to the closing date of the merger. However, if this average is greater than $20.44, then the exchange ratio will equal 0.1737, and if this average is less than $16.00, then the exchange ratio will equal 0.2219.

Treatment of InKine Restricted Common Stock

Each share of InKine common stock that, as of the closing of the merger, remains subject to repurchase by InKine in the event an InKine employee ceases to be employed by InKine will be converted into Salix common stock as described above. However, the Salix common stock issuable to the holder of such restricted InKine common stock will be held by InKine or Salix pending the satisfaction of the applicable vesting periods and acceleration terms pursuant to existing agreements in effect when the merger is completed. InKine has assigned to the surviving corporation in the merger all repurchase rights relating to the restricted InKine common stock.

Certain Adjustments

If, between the date of the merger agreement and completion of the merger, the outstanding shares of InKine capital stock, or the outstanding shares of Salix common stock, are changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination or exchange of shares, then the number of shares of Salix common stock issuable in the merger will be adjusted to give the same economic effect pursuant to the merger agreement prior to the relevant event.

Fractional Shares

Salix will not issue any fractional shares of its common stock in the merger. Each holder of InKine common stock exchanged in the merger who would otherwise be entitled to receive a fraction of a share of Salix common stock will receive cash, without interest, instead of a fractional share.

Surviving Corporation’s Governing Documents, Officers and Directors

Surviving Corporation’s Governing Documents

At the effective time of the merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the effective time of the merger and as amended by the certificate of merger, will be the certificate of incorporation of the surviving corporation, and the bylaws of Merger Sub, as in effect immediately prior to the effective time, will be the bylaws of the surviving corporation.

Surviving Corporation’s Officers and Directors

The directors and officers of the surviving corporation at the effective time of the merger will be as follows:

Directors of the Surviving Corporation

Carolyn J. Logan

Adam C. Derbyshire

Officers of the Surviving Corporation

Carolyn J. Logan, President and Chief Executive Officer

Adam C. Derbyshire, Vice President, Chief Financial Officer and Assistant Secretary

Stephen D. Celestini, Vice President, General Counsel and Secretary

Management of Salix After the Merger

Board of Directors

Effective as of the effective time of the merger, the size of the board of directors of Salix will be increased from five to six members and an individual selected by the board of directors of Salix from among the independent members of the board of directors of InKine, consistent with the policies of Salix’s Nominating/Corporate Governance Committee, will be appointed as a director of Salix. Information regarding Salix’s current directors can be found in its proxy statement for its 2005 annual meeting of stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2004.

Executive Officers

Salix’s executive officers will not change as a result of the transaction. Information about Salix’s executive officers, including biographical information, executive compensation and relationships and related transactions between Salix and its management, can be found in Salix’s most recent annual meeting proxy statement and annual report on Form 10-K, which are incorporated by reference into this proxy statement/prospectus. For more details about how you can obtain copies of these documents, you should read the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 121.

Treatment of InKine Options and Warrants

InKine Options

As of the effective time of the merger, each outstanding option to purchase or acquire shares of InKine common stock will be converted into an option to acquire Salix common stock, subject to the following terms and limitations. As of the effective time of the merger, each such option will continue to have, and will be subject to, the terms and conditions of the applicable grant instrument and InKine stock option plan pursuant to which it was granted, except that:

•	as of the effective time of the merger, each option will be exercisable for that number of whole shares of Salix common stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of InKine common stock subject to such option at the effective time of the merger multiplied by (B) the exchange ratio;

•	as of the effective time of the merger, the exercise price per share of Salix common stock issuable pursuant to each option will be equal to the exercise price per share of InKine common stock under such option at the effective time of the merger divided by the exchange ratio, rounded up to the nearest whole cent; and

•	in connection with the merger, the vesting of all outstanding options will be accelerated in full in accordance with the terms of the applicable grant instruments or InKine stock option plans under which the options were granted.

Except for changes to InKine options described above and those expressly provided for in any applicable InKine stock option plan, the assumption and substitution of Salix options as provided in the merger agreement will not give the holders of such options additional benefits that such holders did not have as of the effective time of the merger, or relieve the holders of such options of any obligations or restrictions applicable to their options or the shares obtainable upon exercise of the options. Any adjustment provided for in the merger agreement with respect to any options that are “incentive stock options,” as defined in section 422 of the Code, will be effected in a manner that is consistent with continued treatment of such options as “incentive stock options” under section 424(a) of the Code. The InKine stock option plans will be assumed by Salix with respect to all outstanding options granted under the InKine stock option plans, and no further options to purchase or acquire shares of InKine common stock or other awards or rights will be granted under the InKine stock option plans after the effective time of the merger. Except as described above, the duration and other terms of the new Salix options will be the same as the original InKine options except that all references to InKine will be references to Salix.

InKine Warrants

As of the effective time of the merger, each outstanding warrant to purchase or acquire shares of InKine common stock will be converted into a warrant to purchase or acquire shares of Salix common stock, subject to the following terms and limitations. As of the effective time of the merger, each InKine warrant will continue to have, and will be subject to, the terms and conditions of each agreement pursuant to which such warrant was subject as of the effective time of the merger, except that:

•	each warrant will be exercisable for that number of whole shares of Salix common stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of InKine common stock subject to such warrant at the effective time of the merger multiplied by (B) the exchange ratio; and

•	the exercise price per share of Salix common stock issuable pursuant to each InKine warrant will be equal to the exercise price per share of InKine common stock under such warrant at the effective time of the merger divided by the exchange ratio, rounded up to the nearest whole cent.

Except for changes to the InKine warrants expressly provided for in the agreement pursuant to which such warrant was subject as of the effective time of the merger by reason of the consummation of the transactions contemplated by the merger agreement, the assumption and substitution of Salix warrants as provided in the merger agreement will not give the holders of such warrants additional benefits or additional rights which such holders did not have as of the effective time of the merger, or relieve the holders of such warrants of any obligations or restrictions applicable to their warrants or the shares obtainable upon exercise of the warrants. Salix will assume, as of the effective time of the merger, the obligations under each InKine warrant and the obligations to deliver to the holder thereof such shares of Salix common stock as such holder is entitled to acquire pursuant hereto and thereto. Except as described above, the duration and other terms of the new Salix warrants will be the same as the original InKine warrants except that all references to InKine will be references to Salix.

Exchange of InKine Stock Certificates; No Further Rights as InKine Shareholders

Promptly following completion of the merger, Computershare Investor Services LLC, the exchange agent for the merger, will mail to each record holder of InKine common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for Salix common stock. Only those holders of InKine capital stock who properly surrender their InKine stock certificates in accordance with the exchange agent’s instructions will receive:

•	Salix common stock;

•	cash in lieu of any fractional share of Salix common stock; and

•	dividends or other distributions, if any, on Salix common stock to which they are entitled under the terms of the merger agreement.

After the effective time of the merger, each certificate representing shares of InKine common stock that has not been surrendered will represent only the right to receive upon surrender of that certificate each of the items listed in the preceding paragraph. The surrendered certificates representing InKine common stock will be canceled.

Following completion of the merger, InKine will not register any transfers of InKine common stock outstanding on its stock transfer books prior to the merger.

Holders of InKine common stock should not send in their InKine stock certificates until they receive a letter of transmittal from the exchange agent, with instructions for the surrender of InKine stock certificates.

Distributions with Respect to Unexchanged Shares

Holders of InKine common stock are not entitled to receive any dividends or other distributions on Salix common stock until the merger is completed. After the merger is completed, holders of InKine stock certificates will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole Salix common stock which they are entitled to receive upon exchange of their InKine stock certificates, but they will not be paid any dividends or other distributions on the Salix common stock until they surrender their InKine stock certificates to the exchange agent in accordance with the exchange agent instructions.

Transfers of Ownership and Lost Stock Certificates

Salix will issue the merger consideration in a name other than the name in which a surrendered InKine stock certificate is registered only if the person requesting such exchange presents to the exchange agent all documents required by the exchange agent to show and effect the unrecorded transfer of ownership and to show that any applicable stock transfer or other taxes have been paid. If an InKine stock certificate is lost, stolen or destroyed, the holder of such certificate will need to execute an affidavit as to that fact and may need to post a bond prior to receiving each of the items listed in the preceding sentence.

Unclaimed Amounts

Any amount held by the exchange agent on behalf of the former holders of InKine common stock that remains undistributed to the former InKine shareholders for 180 days after the effective time of the merger will be delivered to Salix. Following such delivery, former InKine shareholders that have not validly exchanged their InKine certificates for the merger consideration will be required to look only to Salix for payment of the merger consideration to which such holder is entitled.

Neither Salix, the exchange agent, nor the surviving corporation in the merger will be liable to any holder of shares of InKine common stock for any Salix common stock or cash dividends delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Representations and Warranties

The following representations and warranties of InKine, Salix and Merger Sub are subject, in some cases, to specified exceptions and qualifications, including exceptions for matters that do not have a material adverse effect on the parties or the ability of the parties to consummate the merger and the other transactions contemplated by the merger agreement. The representations and warranties given by InKine, Salix and Merger Sub expire upon completion of the merger.

The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of the contract between the parties thereto and are subject to qualifications and limitations agreed upon by the parties thereto in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Representations and Warranties by InKine

The merger agreement contains representations and warranties made by InKine, qualified by a confidential schedule of exceptions and by disclosures in InKine’s annual report on Form 10-K for its fiscal year ended December 31, 2004 and its other documents filed with the SEC subsequent to the filing of the annual report on Form 10-K and prior to the date of the merger agreement, including representations and warranties relating to:

•	the corporate organization and existence of InKine and its subsidiaries, including that each company is duly organized, validly existing and in good standing with the corporate power and authority to own, operate or lease its properties and assets and to carry on its business as currently conducted;

•	the form and effectiveness of, and compliance with, the organizational documents of InKine and its subsidiaries;

•	the capitalization of InKine and its subsidiaries, including the number of shares of capital stock authorized and the number of shares outstanding, and the absence of agreements restricting the purchase or transfer of, relating to the voting of or granting any preemptive or antidilutive rights with respect to any securities of InKine and its subsidiaries;

•	the corporate power and authority of InKine to execute and deliver the merger agreement and to complete the merger and other transactions contemplated by the merger agreement, and the validity and binding nature of the merger agreement and the obligations of InKine under the merger agreement;

•	the absence of any conflict with, or violation of, the organizational documents of InKine and its subsidiaries, laws or contracts, including the absence of defaults or acceleration thereunder, or the creation of any encumbrance on any property or asset of InKine and its subsidiaries as a result of the execution of the merger agreement or the performance by InKine of its obligations under the merger agreement;

•	the absence of any severance, unemployment or other payments to current and former employees or officers of InKine, or acceleration of vesting under compensation or restricted stock or option awards, as a result of the execution of the merger agreement or the performance by InKine of its obligations under the merger agreement;

•	documents InKine filed with the SEC and the accuracy of information, including financial information, contained in these documents;

•	compliance with the Sarbanes-Oxley Act of 2002 and other corporate governance matters, including the maintenance of internal controls and procedures relating to financial reporting and other required disclosures;

•	the absence of joint ventures, off-balance-sheet partnerships or other similar contracts or arrangements;

•	the lack of any notification of any significant deficiency or material weakness in InKine’s internal control over financial reporting;

•	the absence of material adverse changes and other specified changes or events since December 31, 2004;

•	the absence of claims, actions, suits, investigations or proceedings and specified judgments, decrees, injunctions and orders;

•	the holding of, and compliance with, the permits, licenses, franchises, authorizations and approvals from governmental entities necessary for the operation of the businesses of InKine and its subsidiaries;

•	the absence of any unlawful payments by InKine or its subsidiaries, or by any officer, director employee, agent or representative of InKine or its subsidiaries;

•	the completion and accuracy of tax filings, the payment and withholding of taxes and claims, and agreements relating to tax matters;

•	matters relating to the intellectual property of InKine and its subsidiaries;

•	valid and binding material contracts of InKine and its subsidiaries and the absence of or material violations or defaults under material contracts;

•	matters relating to the employee benefit plans offered by InKine and its subsidiaries, including the material compliance of such plans with the Employee Retirement Income Security Act of 1974, as amended, or ERISA;

•	the title to real property and material assets owned or leased by InKine and its subsidiaries;

•	compliance with laws relating to employees and the workplace and the absence of labor union activities or proceedings;

•	compliance with applicable environmental laws and regulations and the absence of environmental liabilities;

•	the maintenance by InKine and its subsidiaries of valid and enforceable insurance policies;

•	the determination by the InKine board of directors that the transactions under the merger agreement are advisable and in the best interests of InKine and its shareholders, the recommendation by the InKine board that its shareholders vote in favor of adoption of the merger agreement, and the voting requirements relating to the merger agreement;

•	the receipt by the InKine board of directors of an opinion from InKine’s financial advisor regarding the merger exchange ratio;

•	the absence of undisclosed broker, finder or investment banking fees or commissions;

•	the inapplicability of the business combination restrictions and takeover restrictions under New York law or other state takeover law to the merger agreement, the merger or the other transactions contemplated under the merger agreement;

•	the absence of any action, or agreement to take any action, by InKine or any of its affiliates that would prevent the merger from constituting a reorganization within the meaning of section 368(a) of the Code;

•	the accuracy of the information InKine supplied for inclusion in this joint proxy statement/prospectus;

•	regulatory compliance matters;

•	the status and quality of InKine’s finished goods inventory and the absence of any change in InKine’s distribution practices or material increase in the inventory level of products in InKine’s wholesale channel; and

•	the absence of any statement in InKine’s representations and warranties or accompanying schedule of exceptions which is false or misleading with respect to any material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

Representations and Warranties by Salix

The merger agreement contains representations and warranties made by Salix, qualified by a confidential schedule of exceptions and by disclosures in Salix’s annual report on Form 10-K for its fiscal year ended December 31, 2004 and its other documents filed with the SEC subsequent to the filing of the annual report on Form 10-K and prior to the date of the merger agreement, including representations and warranties relating to:

•	the corporate organization and existence of Salix and its subsidiaries, including that each company is duly organized, validly existing and in good standing with the corporate power and authority to own, operate or lease its properties and assets and to carry on its business as currently conducted;

•	the form and effectiveness of, and compliance with, the organizational documents of Salix and its subsidiaries;

•	the capitalization of Salix and its subsidiaries, including the number of shares of capital stock authorized and the number of shares outstanding, and the absence of agreements restricting the purchase or transfer of, relating to the voting of or granting any preemptive or antidilutive rights with respect to any securities of Salix and its subsidiaries;

•	the corporate power and authority of Salix to execute and deliver the merger agreement and to complete the merger and other transactions contemplated by the merger agreement, and the validity and binding nature of the merger agreement and the obligations of Salix under the merger agreement;

•	the absence of any conflict with, or violation of, the organizational documents of Salix and its subsidiaries, laws or contracts, including the absence of defaults or acceleration thereunder, or the creation of any encumbrance on any property or asset of Salix and its subsidiaries as a result of the execution of the merger agreement or the performance by Salix of its obligations under the merger agreement;

•	documents Salix filed with the SEC and the accuracy of information, including financial information, contained in these documents;

•	compliance with the Sarbanes-Oxley Act of 2002 and other corporate governance matters, including the maintenance of internal controls and procedures relating to financial reporting and other required disclosures;

•	the absence of joint ventures, off-balance-sheet partnerships or other similar contracts or arrangements;

•	the lack of any notification of any significant deficiency or material weakness in Salix’s internal control over financial reporting;

•	the absence of material adverse changes and other specified changes or events since December 31, 2004;

•	the absence of claims, actions, suits, investigations or proceeding and specified judgments, decrees, injunctions and orders;

•	the holding of, and compliance with, the permits, licenses, franchises, authorizations and approvals from governmental entities necessary for the operation of the businesses of Salix and its subsidiaries;

•	matters relating to the intellectual property of Salix and its subsidiaries;

•	the determination by the Salix board of directors that the transactions under the merger agreement are advisable and in the best interests of Salix and its stockholders, and the recommendation by the Salix board that its stockholders vote in favor of approval of the issuance of Salix common stock in the merger pursuant to the merger agreement;

•	the absence of undisclosed broker, finder or investment banking fees or commissions;

•	the completion and accuracy of tax filings, the payment and withholding of taxes and claims, and agreements relating to tax matters;

•	the accuracy of the information Salix supplied for inclusion in this joint proxy statement/prospectus;

•	regulatory compliance matters;

•	the status of the shares of Salix common stock to be issued in accordance with the merger as duly authorized, validly issued, fully paid and nonassessable, free of all liens and encumbrances and not subject to preemptive rights, and the statement that such shares will be registered in compliance with state and federal securities laws;

•	the absence of any statement in Salix’s representations and warranties or accompanying schedule of exceptions which is false or misleading with respect to any material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading;

•	the receipt by Salix of an opinion from Banc of America Securities LLC, Salix’s financial advisor, to the effect that, as of the date of the merger agreement, the exchange ratio was fair from a financial point of view to Salix; and

•	matters relating to the employee benefit plans offered by Salix and its subsidiaries, including the material compliance of such plans with the Employee Retirement Income Security Act of 1974, as amended, or ERISA.

Representations and Warranties by Merger Sub

The merger agreement contains customary representations and warranties made by Merger Sub, including those relating to:

•	the corporate organization and existence of Merger Sub, including that it is duly organized, validly existing and in good standing with the corporate power and authority to own, operate or lease its properties and assets and to carry on its business as currently conducted;

•	the form and effectiveness of, and compliance with, the organizational documents of Merger Sub;

•	the corporate power and authority of Merger Sub to execute and deliver the merger agreement and to complete the merger and other transactions contemplated by the merger agreement, and the validity and binding nature of the merger agreement and the obligations of Merger Sub under the merger agreement; and

•	the absence of any conflict with, or violation of, the organizational documents of Merger Sub, or any laws or contracts, including the absence of defaults or acceleration thereunder, or the creation of any encumbrance on any property or asset of Merger Sub as a result of the execution of the merger agreement or the performance by Merger Sub of its obligations under the merger agreement.

Covenants and Agreements

Restrictions on the Interim Operations of InKine

InKine has agreed to restrictions on its activities until either completion of the merger or termination of the merger agreement. Specifically, unless expressly consented to in writing by Salix, InKine will, and will cause each of its subsidiaries to:

•	operate its business in the usual and ordinary course consistent with past practices;

•	use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its officers and employees and maintain its relationship with its customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business will be unimpaired in any material manner at the effective time of the merger;

•	use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted;

•	use its commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained;

•	prepare and file all InKine tax returns required to be filed in a timely manner (including extensions), and in a manner consistent with past practices and applicable laws and regulations;

•	timely file with the SEC all reports required to be filed, which reports will comply in all material respects with applicable law and all applicable accounting requirements; and

•	operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

Subject to specified exceptions, InKine has also agreed that, without the prior written consent of Salix, neither it nor its subsidiaries will do any of the following:

•	declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

•	redeem, repurchase or otherwise reacquire any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable for any share of its capital stock or other securities, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or other securities or any such securities or obligations;

•	effect any merger, consolidation, restructuring, reorganization or recapitalization, or adopt a plan of complete or partial liquidation or dissolution;

•	adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other securities;

•	issue, pledge, deliver, award, grant or sell, or register under federal securities laws or otherwise file any registration statement under any statute covering, or authorize or propose the issuance, pledge, delivery, award, grant or sale of or registration of or filing of any registration statement covering, any shares of any class of its capital stock or other securities, any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities;

•	amend or otherwise modify the terms of any such rights, warrants or options;

•	acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•	make or commit to make any capital expenditures other than capital expenditures not exceeding $10,000 individually or $125,000 in the aggregate and which are solely for equipment, furniture and fixtures incurred in the ordinary course of business consistent with past practices;

•	make or commit to make any loans, advances or capital contributions to, or investments in, any other entity or person;

•	sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any of its assets, except for sales of inventory or other assets in the ordinary course of business and consistent with past practices;

•	adopt, enter into, terminate or amend in any material respect any employee benefit plan or any other agreement, plan or policy involving InKine or one of its subsidiaries and one or more of its current or former directors, officers or employees;

•	increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus to, any current or former officer, director or employee, except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice that, in the aggregate, do not materially increase benefits or compensation expenses of InKine or its subsidiaries;

•	pay any benefit or amount not required under any benefit plan or arrangement;

•	increase in any manner the severance or termination pay of any current or former director, officer or employee;

•	enter into or amend any employment, deferred compensation, consulting, severance, termination or indemnification agreement, arrangement or understanding with any current or former employee, officer or director;

•	grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan;

•	amend or modify any stock option;

•	take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

•	take any action to accelerate the vesting of payment of any compensation or benefit under any benefit plan;

•	materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

•	propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

•	make any change in any of its methods of accounting, make or rescind any material election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2004;

•	incur any indebtedness (including any additional indebtedness under its existing credit facilities), or prepay, before the scheduled maturity thereof, any long-term debt;

•	engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of such entity’s affiliates which involves the transfer of consideration or has a financial impact on such entity, other than pursuant to such agreements, arrangements, or understandings existing on the date of the merger agreement;

•	except in the ordinary course of business consistent with past practices, enter into any material contract, agreement, commitment, arrangement, lease, policy or other instrument;

•	enter into any material contracts, agreements, binding arrangements or understandings relating to the distribution, sale, license, marketing or manufacturing by third parties of the products of InKine or its subsidiaries, or products licensed by InKine or its subsidiaries, other than pursuant to any such contracts, agreements, arrangements or understandings in place as of the date of the merger agreement;

•	except for transactions in the ordinary course of business, terminate, or amend or waive any provision of, any material contract;

•	pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation;

•	cancel any indebtedness;

•	waive or assign any claims or rights of material value;

•	waive any benefits of, or agree to modify in any respect any standstill or similar agreements or any confidentiality or similar agreements;

•	transfer or license, or otherwise extend, amend or modify any rights to, any intellectual property of InKine;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement;

•	intentionally take or fail to take any action that would reasonably be expected to materially delay consummation of the merger; or

•	agree in writing or otherwise to do any of the foregoing.

Restrictions on the Interim Operations of Salix

Salix has agreed to restrictions on its activities until either completion of the merger or the termination of the merger agreement. Specifically, unless expressly consented to in writing by InKine, Salix will, and will cause each of its subsidiaries to:

•	operate its business in the usual and ordinary course consistent with past practices;

•	use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its officers and employees and maintain its relationship with its customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business will be unimpaired in any material manner at the closing of the merger;

•	use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted;

•	timely file with the SEC all reports required to be filed, which reports will comply in all material respects with applicable law and all applicable accounting requirements; and

•	operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

Subject to specified exceptions, Salix has also agreed that, without the prior written consent of InKine, neither it nor its subsidiaries will do any of the following:

•	declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

•	redeem, repurchase or otherwise reacquire any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable for any share of its capital stock or other securities, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or other securities or any such securities or obligations;

•	effect any merger, consolidation, restructuring, reorganization or recapitalization, or adopt a plan of complete or partial liquidation or dissolution;

•	adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other securities;

•	issue, pledge, deliver, award, grant, sell, or register under federal securities laws or otherwise file any registration statement under any statute covering, or authorize or propose the issuance, pledge, delivery, award, grant or sale of or registration of or filing of any registration statement covering, any material amount of shares of any class of its capital stock or other securities, any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities;

•	amend or otherwise modify the terms of any such rights, warrants or options, provided that the foregoing will not apply to issuances of stock upon the exercise of options or warrants outstanding on the date hereof or otherwise permitted hereunder;

•	propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

•	make any change in any of its methods of accounting, make or rescind any material election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2004;

•	transfer or license, or otherwise extend, amend or modify any rights to, any intellectual property of Salix;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement;

•	intentionally take or fail to take any action that would reasonably be expected to materially delay the consummation of the merger; or

•	agree in writing or otherwise to do any of the foregoing.

Acquisition Proposals

The merger agreement provides that InKine must immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person other than Salix conducted with respect to any acquisition proposal. InKine must promptly request each person that has executed a confidentiality agreement in connection with its consideration of a transaction with InKine to return or destroy all confidential information furnished prior to the execution of the merger agreement to or for the benefit of such person by or on behalf of InKine or any of its subsidiaries. InKine must take the necessary steps to promptly inform its representatives of the obligations undertaken with respect to acquisition proposals.

The merger agreement provides that InKine, any of its subsidiaries or any of the officers and directors of InKine or any of its subsidiaries will not, and InKine will cause its and its subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its subsidiaries, not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer, which we refer to as an acquisition proposal, with respect to:

•	a merger, reorganization, share exchange, consolidation or similar transaction involving InKine,

•	any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 15% voting or economic interest in InKine, or

•	any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of InKine and its subsidiaries, taken as a whole; or

•	have any discussions with, or provide any confidential information or data to, or engage in any negotiations with, any person relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any person other than Salix and Merger Sub to make or implement an acquisition proposal.

The merger agreement provides that these restrictions will not prevent InKine or its board of directors from complying with its disclosure obligations under the Exchange Act, with regard to an acquisition proposal. However, if such disclosure has the substantive effect of withdrawing, modifying or qualifying the recommendation of the InKine board of directors of the merger in a manner adverse to Salix or the adoption of the merger agreement by the board of directors of InKine, Salix will have the right to terminate the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” below.

The merger agreement also provides that the above restrictions would not prevent InKine or its board of directors, at any time prior to, but not after, the time the merger agreement is adopted by requisite vote of InKine shareholders, from:

•	providing information in response to a request therefor by a person that has made an unsolicited bona fide written acquisition proposal if the InKine board of directors receives from the person so requesting such information an executed confidentiality agreement (excluding standstill provisions) on customary terms;

•	engaging in any discussions or negotiations with any person that has made an unsolicited bona fide written acquisition proposal if the InKine board of directors receives from such person an executed confidentiality agreement (excluding standstill provisions) on customary terms; or

•	recommending or agreeing to recommend such an unsolicited bona fide written acquisition proposal to the InKine shareholders;

if and only to the extent that:

•	in each such case, the InKine board of directors determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law;

•

in the cases referred to in the last two bullet points of the previous paragraph, the InKine board of directors determines in good faith, after consultation with its financial advisor and outside counsel, taking into account all aspects of the proposal, the likelihood of obtaining financing and the person making the proposal, that such acquisition proposal (which must involve at least 50% of the assets or equity securities of InKine), if consummated, is more favorable, from a financial point of view, taking into account the likelihood of consummation, to InKine’s shareholders than the transactions contemplated by the merger agreement, in each case taking into account any revisions to the terms of the transactions contemplated by the merger agreement (any such more favorable acquisition proposal is referred to in this document as a superior proposal); and

•	in the case referred to in the last bullet point of the previous paragraph, Salix must have had written notice of InKine’s intention to take the action referred to in that bullet point at least 10 business days prior to the taking of such action by InKine and InKine has complied with the following paragraph.

The merger agreement provides that InKine must notify Salix as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any acquisition proposal or potential acquisition proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposal or offer, and thereafter will keep Salix informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations.

The merger agreement further provides that during the 10 business-day period prior to its recommending an acquisition proposal to InKine’s shareholders, InKine and its representatives will negotiate in good faith with Salix and its representatives regarding any revisions to the terms of the transaction contemplated by the merger agreement proposed by Salix and that InKine may take any such action with respect to an acquisition proposal that is a superior proposal only if it continues to be a superior proposal in light of any revisions to the terms of the transaction contemplated by the merger agreement to which Salix may have agreed prior to the expiration of the 10 business-day period. No acquisition proposal will be deemed to be a superior proposal if Salix has agreed to revisions to the transactions contemplated by the merger agreement and the InKine board of directors has reasonably determined in good faith that the transactions contemplated by the merger agreement as so revised are substantially equivalent to or better than such acquisition proposal, from a financial point of view, taking into account the likelihood of consummation, to InKine’s shareholders.

InKine will deliver to Salix a new notice of superior proposal with respect to each acquisition proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such acquisition proposal to InKine’s shareholders and a new 10 business-day period will commence with respect to each such materially revised or modified acquisition proposal from the time Salix receives a notice of superior proposal with respect thereto. InKine will provide any information to Salix that it is providing to another person in connection with an acquisition proposal as permitted by the merger agreement at the same time it provides it to such other person.

Voting Agreements

Each director and executive officer of InKine as of the date of the merger agreement has executed an agreement to vote his shares for or consent to the approval of the merger and the approval and adoption of the merger agreement, including all actions contemplated by the merger agreement. Each director and executive officer of Salix as of the date of the merger agreement has executed an agreement to vote for or consent to the approval of the issuance of Salix common stock in the merger pursuant to the merger agreement, and any other actions contemplated by the merger agreement. These voting agreements also contain restrictions on the ability of these individuals to sell, transfer or encumber their shares of InKine or Salix capital stock, as applicable, until the effective time of the merger or the termination of the merger agreement.

Actions Related to InKine Options and Warrants

Salix has agreed to take all corporate action reasonably necessary to reserve for issuance a sufficient number of shares of Salix common stock for delivery upon the exercise of the InKine options and warrants to be converted into Salix options and warrants and to ensure that the shares of Salix common stock issued pursuant to the exercise of the InKine options and warrants to be converted into Salix options and warrants are registered under the Securities Act, listed on the Nasdaq and may be freely transferred by the holders thereof, subject to Rule 145(d) under the Securities Act. InKine and Salix have agreed to take all reasonably necessary steps to effectuate the foregoing, including using reasonable efforts to obtain from each holder of an InKine option and warrant any consent or agreement that may be deemed necessary in order to effectuate the foregoing transactions.

Form S-8

Salix has agreed to file a post-effective amendment on Form S-8 to the registration statement in which this joint proxy statement/prospectus is included with respect to the shares of Salix common stock subject to InKine options granted under or outside any InKine stock option plan and converted to Salix options pursuant to the merger agreement. Salix has also agreed to use commercially reasonable efforts to maintain the effectiveness of such registration statement, and maintain the current status of the prospectus or prospectuses contained therein, for so long as such options remain outstanding.

Access and Information

Each of Salix and InKine have agreed to afford the other party and its respective officers, employees, accountants, consultants, legal counsel and other representatives, reasonable access, during normal business hours, to all of their properties, executive personnel and all information concerning its business, properties, contracts, records and personnel, as reasonably requested.

Affiliate Agreements

InKine has agreed to use reasonable efforts to cause each affiliate of InKine to enter into an agreement with InKine and Salix at or prior to the InKine shareholders meeting, pursuant to which, among other things, such person has acknowledged the application of Rule 145 of the rules and regulations of the SEC under the Securities Act to certain resales of the shares of Salix common stock to be received and held as a result of the merger and the other transactions contemplated in the merger agreement. Salix will be entitled to place appropriate legends on the certificates evidencing any Salix common stock to be received by an affiliate of InKine in the merger.

Confidentiality

Salix and InKine have each acknowledged and agreed that:

•	all information they receive from or on behalf of the other party in connection with the transactions contemplated under the merger agreement will be deemed received pursuant to the confidentiality agreements in effect on the date of the merger agreement;

•	such receiving party will, and will cause its officers, directors, employees, affiliates, financial advisors and agents to comply with the provisions of the confidentiality agreements in effect on the date of the merger agreement with respect to such information; and

•	the provisions of the confidentiality agreements in effect on the date of the merger agreement are incorporated by reference into the merger agreement with the same effect as if fully set forth therein.

Joint Proxy Statement/Prospectus and Registration Statement

Salix and InKine agreed to file this joint proxy statement/prospectus with the SEC as soon as practicable following the date of the merger agreement, and Salix agreed to prepare and file with the SEC the registration statement in which this joint proxy statement/prospectus is included as Salix’s prospectus.

InKine Shareholders Meeting

InKine agreed, as promptly as practicable after the Salix registration statement is declared effective, to duly call, give notice of, convene and hold a meeting of its shareholders in accordance with New York law and its certificate of incorporation and bylaws for the purpose of voting upon adoption of the merger agreement. Subject to the next sentence, the InKine board of directors will recommend to InKine’s shareholders that they vote in favor of adoption of the merger agreement and such recommendation will be included in this joint proxy statement/prospectus and the InKine board of directors will take all lawful action to solicit the adoption of the merger agreement from the InKine shareholders. In the event that subsequent to the date of the merger agreement the InKine board of directors determines to withdraw, modify or qualify its recommendation in a manner adverse to Salix, the InKine board of directors may do so, provided, however, that, unless the merger agreement has been terminated, InKine will nevertheless submit the merger agreement to its shareholders for adoption at the InKine shareholders meeting.

Salix Stockholders Meeting

Salix agreed, as promptly as practicable after the Salix registration statement is declared effective, to duly call, give notice of, convene and hold a meeting of its stockholders in accordance with Delaware law and its certificate of incorporation and bylaws for the purpose of voting upon approval of the issuance of Salix common stock in the merger pursuant to the merger agreement. The Salix board of directors will recommend to such stockholders that they approve the issuance of Salix common stock in the merger pursuant to the merger agreement and such recommendation will be included in this joint proxy statement/prospectus, and the Salix board of directors will take all lawful action to solicit approval of the issuance of Salix common stock in the merger pursuant to the merger agreement.

Matters Related to the HSR Act

Salix, Merger Sub and InKine agreed to promptly complete all documents required to be filed with the Federal Trade Commission and the United States Department of Justice in order to comply with the HSR Act and file such documents with the appropriate governmental entities. These filings were made on July 15, 2005. Salix, Merger Sub and InKine also agreed to promptly furnish all materials thereafter required by any of the governmental entities having jurisdiction over these filings, and to take all reasonable actions and file and use their best efforts to have declared effective or approved all documents and notifications with any such governmental entity, as may be required under the HSR Act or other federal or state antitrust laws for the consummation of the merger and the other transactions contemplated by the merger agreement. No such materials have been required, and the waiting period under the HSR Act was terminated July 28, 2005.

Public Announcements

The parties have agreed that the initial press release to be issued with respect to the transactions contemplated by the merger agreement, and all formal InKine employee communication programs or announcements with respect to the transactions contemplated by the merger agreement, will be in the forms mutually agreed to by the parties. Salix and InKine have agreed to consult with each other before issuing any other press release or otherwise making any public statements with respect to the transactions contemplated under the merger agreement. Neither Salix nor InKine will issue any such press release or make any other such public statement prior to such consultation, except as may be required by law or any listing agreement. At or prior to the issuance of any such release or statement or any other press release, a copy of any such release or statement will be provided by facsimile or other electronic transmission to the other party.

Indemnification

Subsequent to the effective time of the merger, the surviving corporation in the merger will indemnify and hold harmless each present and former director and officer of InKine against all losses in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in his or her capacity as director or officer occurring before the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, in each case to the fullest extent permitted under applicable law and to the extent InKine has such obligation as of the date hereof, whether under its certificate of incorporation or bylaws, individual indemnity agreements or otherwise and such obligations will survive the merger and will continue in full force and effect until the expiration of the applicable statute of limitations with respect to any such claims against such persons.

In addition, prior to the effective time of the merger, InKine has agreed to purchase insurance coverage extending for a period of six years in an amount equal to InKine’s directors’ and officers’ liability insurance coverage in effect as of the date of the merger agreement, provided that the aggregate premium payable for such insurance will not exceed 200% of the last annual premium paid for such coverage prior to the date of the merger agreement.

Commercially Reasonable Efforts

Salix, Merger Sub and InKine have agreed to use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable. In case at any time after the effective time of the merger any further action is necessary or desirable to carry out the purposes of the merger agreement, the proper officers and directors of each party to the merger agreement will use all commercially reasonable efforts to take such action.

In addition, each party to the merger agreement has also agreed to promptly notify the other parties in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any governmental entity or any other person or entity challenging or seeking damages in connection with the merger or the conversion of InKine common stock into the merger consideration pursuant to the merger, or seeking to restrain or prohibit the consummation of the merger or any of the transactions contemplated by the merger agreement or otherwise limit the right of Salix to own or operate all or any portion of the business or assets of InKine.

Each party to the merger agreement has also agreed to use its commercially reasonable efforts to refrain from taking any action, or entering into any transaction, which would cause any of its representations or warranties contained in the merger agreement to be untrue in any material respect or which would result in a material breach of any covenant made by it in the merger agreement.

Nasdaq Listing

Salix has agreed to use reasonable efforts to cause the Salix common stock to be issued or issuable pursuant to the merger agreement to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the effective time of the merger.

State Securities Law Matters

Salix has agreed to use reasonable efforts to obtain prior to the effective time of the merger any necessary permits and approvals under all applicable state securities laws required to permit the distribution of the shares of Salix common stock to be issued in accordance with the merger agreement.

Notice of Certain Events

Each party to the merger agreement has agreed to promptly notify the other parties of:

•	the occurrence or nonoccurrence of any event which would be likely to cause any condition to the obligations of such party to effect the merger and the other transactions contemplated by the merger agreement not to be satisfied; and

•	the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to the merger agreement which would be likely to result in any condition to the obligations of such party to effect the merger and the other transactions contemplated by the merger agreement not being satisfied.

Further Assurances

After the effective time of the merger, the parties will execute and deliver any additional instruments necessary to carry out the provisions of the merger agreement.

Tax Treatment

Each of the parties to the merger agreement has agreed not to take, cause to be taken or omit to take any action which would reasonably be expected to prevent the merger from qualifying as a reorganization under section 368(a) of the Code. The parties have also agreed to report the merger as such a reorganization for purposes of all tax returns and other filings.

Section 16(b) Matters

Salix has agreed to cause its board of directors and the board of directors of the surviving corporation in the merger to adopt prior to the effective time of the merger such resolutions as may be required to, and will otherwise use reasonable efforts to, exempt the transactions contemplated by the merger agreement from the provisions of section 16(b) of the Exchange Act to the maximum extent permitted by law. InKine has agreed to use reasonable efforts to provide the information to Salix required in connection with the adoption of such resolutions to exempt the transactions contemplated by the merger agreement from the provisions of section 16(b) of the Exchange Act to the maximum extent permitted by law.

Employee and Employee Benefit Matters

InKine has agreed to take all necessary action to cause any 401(k) plan sponsored or maintained by InKine to be terminated at least one day prior to the closing date for the merger, and to use commercially reasonable efforts to cause such 401(k) plan to be amended prior to or as of such termination so as to comply with all applicable requirements of Code sections 401(a) and 401(k).

In addition, Salix has agreed:

•	to cause the surviving corporation in the merger to, for a period of at least one year following the closing of the merger, provide to employees of InKine and its subsidiaries who remain employed by Salix compensation and employee benefit plans, programs and arrangements that are substantially comparable in the aggregate to the compensation paid and the InKine benefit plans provided to such employees immediately prior to the closing of the merger;

•	that, from and after the closing of the merger, it will, and will cause the surviving corporation in the merger to, grant all employees of InKine and its subsidiaries credit for any service with InKine and its subsidiaries earned prior to the closing of the merger for eligibility, vesting and benefit accrual purposes and for purposes of vacation accrual under any employee benefit plan, program or arrangement established or maintained by Salix or the surviving corporation of the merger on or after the closing date of the merger;

•	to cause the surviving corporation in the merger and its subsidiaries to waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any benefit plan, program or arrangement established or maintained by Salix or the surviving corporation of the merger on or after the closing date of the merger to the extent waived or satisfied by an employee under any InKine benefit plan as of the closing date of the merger;

•	to cause any covered expenses incurred on or before the closing date of the merger by any employee or covered dependent of InKine or its subsidiaries to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the closing date of the merger under any applicable benefit plan, program or arrangement established or maintained by Salix or the surviving corporation of the merger on or after the closing date of the merger;

•	that it will, and will cause the surviving corporation in the merger to, pay eligible employees of InKine the retention bonus amounts approved by InKine in connection with the merger, subject in all respects to the terms of the InKine Retention Bonus Plan;

•	that it will, and will cause the surviving corporation in the merger to, pay eligible employees of InKine the severance amounts approved by InKine in connection with the merger, subject in all respects to the terms of the InKine Severance Pay Plan;

•	that, as soon as reasonably practicable after the 90th day following the closing of the merger, it will, and will cause the surviving corporation in the merger to, pay to the eligible management employees of InKine the bonus amounts approved by InKine in connection with the merger, provided in each case that the employee was employed by InKine as of the 90th day following the closing of the merger, or, if applicable, the employee’s employment with InKine and its subsidiaries terminated prior to the closing date of the merger for any reason other than “cause,” as such term is defined in the relevant eligible employee’s existing employment agreement with InKine, or by the voluntary resignation by the employee; and

•	that, as soon as reasonably practicable after the closing date of the merger, it will, and will cause the surviving corporation in the merger to, pay to the eligible sales employees of InKine the bonus amounts for which they are eligible in accordance with InKine’s sales incentive program.

Fees and Expenses

Whether or not the merger is consummated, except as otherwise set forth in the merger agreement, the parties will pay all of their own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. However, Salix and InKine will share equally all costs and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to printing and filing and, as applicable, mailing this joint proxy statement/prospectus and the registration statement in which this joint proxy statement/prospectus is included, and any amendments or supplements thereto, and all SEC and other regulatory filing fees incurred in connection with the registration statement and this joint proxy statement/prospectus, as well as those expenses incurred in relation to the filing of the required materials under the HSR Act.

Conditions to the Merger

Conditions to the Obligations of Salix, Merger Sub and InKine

The respective obligations of Salix, Merger Sub and InKine to complete the merger and the other transactions contemplated in the merger agreement are subject to the satisfaction or waiver, if legally permissible, of the following conditions:

•	the adoption of the merger agreement by InKine shareholders and approval of the share issuance by Salix stockholders;

•	the registration statement on Form S-4 covering the Salix common stock to be issued in the merger, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC prior to the mailing of this joint proxy statement/prospectus, with no stop order suspending its effectiveness issued by the SEC and no proceedings for that purpose initiated or, to the knowledge of Salix or InKine, threatened by the SEC;

•	no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, ordinance, regulation, executive order, decree, judgment, stipulation, injunction or other order (whether temporary, preliminary or permanent) in any case which is in effect and which prevents or prohibits consummation of the merger or any other transactions contemplated in the merger agreement;

•	the Salix common stock issuable to the holders of InKine common stock pursuant to the merger agreement shall have been included for listing on Nasdaq upon official notice of issuance; and

•	the expiration or termination of any waiting periods under the HSR Act, which occurred on July 28, 2005.

Additional Conditions to the Obligations of Salix and Merger Sub

The respective obligations of Salix and Merger Sub to complete the merger and the other transactions contemplated in the merger agreement are subject to the satisfaction or waiver, if legally permissible, of the following conditions:

•	the representations and warranties of InKine (disregarding all limitations relating to materiality or material adverse effect and any update or modification to the InKine confidential schedule of exceptions) being true and correct on the date of the merger agreement and the date the merger is completed as if they were made on that date (except to the extent that the representations and warranties speak as of another date, in which case as of that other date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on InKine, and the receipt of a certificate of the chief executive officer or chief financial officer of InKine to that effect;

•	InKine having performed all agreements and covenants required to be performed by it under the merger agreement in all material respects, and the receipt of a certificate of the chief executive officer or chief financial officer of InKine to that effect; and

•	the receipt of an opinion from Salix’s counsel substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the merger will be treated as a reorganization within the meaning of section 368(a) of the Code.

Additional Conditions to the Obligations of InKine

The obligations of InKine to complete the merger and the other transactions contemplated in the merger agreement are subject to the satisfaction or waiver, if legally permissible, of the following conditions:

•	the representations and warranties of Salix and Merger Sub (disregarding all limitations relating to materiality or material adverse effect and any update or modification to the Salix confidential schedule of exceptions) being true and correct on the date of the merger agreement and the date the merger is completed as if they were made on that date (except to the extent that the representations and warranties speak as of another date, in which case as of that other date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Salix, and the receipt of a certificate of the chief executive officer or chief financial officer of Salix to that effect;

•	Salix and Merger Sub having performed all agreements and covenants required to be performed by them under the merger agreement in all material respects, and the receipt of a certificate of the chief executive officer or chief financial officer of Salix to that effect; and

•	the receipt of an opinion from InKine’s counsel substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the merger will be treated as a reorganization within the meaning of section 368(a) of the Code.

“Material adverse effect,” when used in reference to Salix, Merger Sub or InKine, means any change, event or effect that, individually or in the aggregate (taking into account all other such changes, events or effects), has a material adverse effect on the business, operations, assets, liabilities, earnings, condition (financial or otherwise) or results of operations of such party and its subsidiaries, if any, taken as a whole. Notwithstanding the foregoing, any adverse change, event or effect arising from or related to any of the following will not be taken into account in determining whether a “material adverse effect” has occurred:

•	conditions affecting the industries in which Salix, Merger Sub, InKine or their subsidiaries participate generally or affecting the United States economy generally;

•	national or international political or social conditions generally, including terrorist attacks (except to the extent disproportionately materially adversely affecting one party compared to the other) and the engagement by the United States in hostilities;

•	financial, banking or securities markets generally (including any disruption thereof and any decline in the price of any security or any market index);

•	changes in any laws, rules, regulations, orders or other binding directives issued by any governmental authority affecting the parties similarly;

•	any action taken by a party to the merger agreement in accordance with the merger agreement;

•	as to any party, any existing event or occurrence or circumstance with respect to which the other party or parties have knowledge as of the date of the merger agreement (but not any change to such event, occurrence or circumstance after the date of the merger agreement);

•	any adverse change in or effect that is cured by the closing of the merger;

•	the public announcement of the transactions contemplated by the merger agreement; or

•	the completion of the transactions contemplated by the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to completion of the merger, whether before or after adoption of the merger agreement and approval of the merger by InKine shareholders:

•	by mutual written consent of Salix and InKine;

•	by either Salix or InKine:

•	if there is any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any governmental entity that is final and nonappealable preventing the consummation of the merger, provided that the party seeking to terminate the merger agreement pursuant to this provision must have used reasonable efforts to cause any such decree, permanent injunction, judgment or other order to be vacated or lifted;

•	if the merger has been consummated on or before that date which is 180 calendar days after the date of the merger agreement; provided, however, that if a request for additional information is received from the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice pursuant to the HSR Act, then such date will be extended to the 30th day following certification by Salix and/or InKine, as applicable, that Salix and/or InKine, as applicable, have substantially complied with such request, but in any event not later than that date which is 210 calendar days after the date of the merger agreement; provided, further, that the right to terminate the merger agreement pursuant to this provision will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of the failure of the merger to occur on or before such date;

•	if the InKine shareholders do not adopt the merger agreement at the InKine shareholders meeting; or

•	if the Salix stockholders do not approve the issuance of Salix common stock in the merger pursuant to the merger agreement at the Salix stockholders meeting;

•	by Salix:

•	if the board of directors of InKine has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation that InKine shareholders adopt the merger agreement, in a manner adverse to Salix;

•	if there has been a breach of any representation, warranty, covenant or agreement made by InKine in the merger agreement, or any such representation or warranty has become untrue or incorrect after the execution of the merger agreement, which would result in a failure of a closing condition relating to the accuracy of the representations and warranties of InKine or the performance by InKine of its obligations under the merger agreement;

•	if, by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of this joint proxy statement/prospectus, the InKine shareholders’ meeting has not been held, or the vote of InKine’s shareholders has not been taken, unless InKine has used its reasonable best efforts to convene the InKine shareholders’ meeting and hold such vote by the later of such dates; or

•	if InKine has knowingly and materially and not inadvertently breached any of its obligations not to solicit other acquisition offers; or

•	by InKine:

•	if the board of directors of InKine authorizes InKine, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal and InKine prior to such termination pays to Salix, in immediately available funds, the termination fee;

•	if there has been a breach of any representation, warranty, covenant or agreement made by Salix in the merger agreement, or any such representation or warranty has become untrue or incorrect after the execution of the merger agreement, which would result in a failure of a closing condition relating to the accuracy of the representations and warranties of Salix or the performance by Salix of its obligations under the merger agreement; or

•	if, by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of this joint proxy statement/prospectus, the Salix stockholders’ meeting has not been held, or the vote of Salix’s stockholders has not been taken, unless Salix has used its reasonable best efforts to convene the Salix stockholders’ meeting and hold such vote by the later of such dates.

Effect of Termination

If the merger agreement is terminated and the merger is abandoned as described above, the merger agreement will be void and of no effect, with no liability on the part of any party to the merger agreement, other than for damages resulting from willful or intentional breach of any covenant in the merger agreement.

Termination Fees and Expenses

Payment of Termination Fees and Expenses to Salix

InKine will promptly, but in no event later than two days after the date of termination, pay to Salix a termination fee of $5,500,000 and all documented out-of-pocket expenses incurred by Salix or Merger Sub in connection with the merger agreement and the transactions contemplated by the merger agreement, if:

•	a proposal or offer with respect to (i) a merger, reorganization, share exchange, consolidation or similar transaction involving InKine, (ii) any purchase of an equity interest or interest representing, in the aggregate, an amount equal to or greater than a 40% voting or economic interest in InKine, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 40% of the consolidated assets of InKine and its subsidiaries, taken as a whole, has been made to InKine or any of its subsidiaries or its shareholders and such proposal becomes publicly known, or any person publicly announces an intention, whether or not conditional, to make such a proposal with respect to InKine or any of its subsidiaries, and such proposal or announced intention is not withdrawn at the time of the InKine shareholders’ meeting, and:

•	either Salix or InKine terminates the merger agreement because the adoption of the merger agreement by InKine shareholders was not obtained at the InKine shareholders’ meeting or at any adjournment or postponement of such meeting, or

•	Salix terminates the merger agreement because by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, InKine’s shareholders’ meeting has not been held, or the vote of InKine’s shareholders has not been taken (unless InKine has used its reasonable best efforts to convene the InKine shareholders’ meeting and hold the vote by the later of those dates);

•	Salix terminates the merger agreement because the board of directors of InKine has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of adoption of the merger agreement in a manner adverse to Salix and, at the time of such withdrawal, modification or qualification (or the agreement to do so), a bona fide acquisition proposal described in the preceding bullet point (or any bona fide indication of interest that is reasonably capable of becoming such a bona fide acquisition proposal) has been made to InKine or any of its subsidiaries or its shareholders, directly or indirectly through any representatives of InKine, or any person has publicly announced an intention (whether or not conditional) to make such a bona fide acquisition proposal with respect to InKine or any of its subsidiaries;

•	Salix terminates the merger agreement because InKine knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals; or

•	InKine terminates the merger agreement because its board of directors authorizes InKine to enter into a binding written agreement concerning a transaction that constitutes a superior proposal.

No termination fee will be payable to Salix in the case described in the first of the four bullet points above (unless InKine has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of adoption of the merger agreement, in a manner adverse to Salix) unless and until:

•	any person other than Salix has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions, within 15 months of such termination, a majority of the voting power of InKine’s outstanding securities or all or substantially all of the assets of InKine or has entered into an agreement with InKine for such an acquisition within 15 months of such termination; or

•	a merger, consolidation or similar business combination has been consummated between InKine or one of its subsidiaries and such an acquiring party within such 15-month period.

If InKine fails to promptly pay the termination fee and related expenses and, in order to obtain such payment, Salix or Merger Sub commences a lawsuit which results in judgment against InKine for such fee and/or related expenses, then InKine will pay Salix or Merger Sub its costs and expenses, including attorneys’ fees, in connection with such lawsuit with interest on the delinquent termination fee at Wachovia Bank’s prime rate effective at the time the termination fee was due. If the termination fee and/or out-of-pocket expenses are paid by InKine, such amounts will be Salix’s and Merger Sub’s sole and exclusive remedy for monetary damages under the merger agreement.

Payment of Termination Fees and Expenses to InKine

Salix will promptly, but in no event later than two days after the date of termination, pay to InKine a termination fee of $5,500,000 and all documented out-of-pocket expenses incurred by InKine in connection with the merger agreement and the transactions contemplated by the merger agreement, if:

•

a proposal or offer with respect to (i) a merger, reorganization, share exchange, consolidation or similar transaction involving Salix, (ii) any purchase of an equity interest or interest representing, in the aggregate, an amount equal to or greater than a 40% voting or economic interest in Salix, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 40%

of the consolidated assets of Salix and its subsidiaries, taken as a whole, has been made to Salix or any of its subsidiaries or its stockholders and such proposal or offer becomes publicly known, or any person publicly announces an intention, whether or not conditional, to make such a proposal or offer with respect to Salix or any of its subsidiaries, and such proposal, offer or announced intention is not withdrawn at the time of the Salix stockholders’ meeting; and

•	either Salix or InKine terminates the merger agreement because the approval of the issuance of Salix common stock in the merger pursuant to the merger agreement was not obtained at the Salix stockholders’ meeting or at any adjournment or postponement of such meeting, or

•	InKine terminates the merger agreement because by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, Salix’s stockholders’ meeting has not been held, or the vote of Salix’s stockholders has not been taken (unless Salix has used its reasonable best efforts to convene the Salix stockholders’ meeting and hold the vote by the later of those dates).

However, no termination fee will be payable to InKine unless and until:

•	any person has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions, within 15 months of such termination, a majority of the voting power of Salix’s outstanding securities or all or substantially all of the assets of Salix or has entered into an agreement with InKine for such an acquisition within 15 months of such termination; or

•	a merger, consolidation or similar business combination has been consummated between Salix or one of its subsidiaries and such an acquiring party within such 15-month period.

If Salix fails to promptly pay the termination fee and related expenses and, in order to obtain such payment, InKine commences a lawsuit which results in judgment against InKine for such fee and/or related expenses, then Salix will pay InKine its costs and expenses, including attorneys’ fees, in connection with such lawsuit with interest on the delinquent termination fee at Wachovia Bank’s prime rate effective at the time the termination fee was due. If the termination fee and/or out-of-pocket expenses are paid by Salix, such amounts will be InKine’s sole and exclusive remedy for monetary damages under the merger agreement.

Amendment and Waiver

The merger agreement may be amended in writing by InKine, Merger Sub and Salix by action of each of the parties’ boards of directors at any time prior to the effective time of the merger. However, after approval of the merger by the shareholders of InKine or the stockholders of Salix, no amendment may be made which by law or rule of Nasdaq requires further approval by such stockholders without such further approval.

At any time prior to the effective time of the merger, Salix, Merger Sub or InKine may, in writing:

•	extend the time for the performance of any of the obligations or other acts of any other party;

•	waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by any other party with any of the agreements or conditions contained in the merger agreement.

All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

INFORMATION ABOUT SALIX

Corporate History

Salix was incorporated in 1993 under the laws of the British Virgin Islands. It reincorporated under the laws of the State of Delaware on December 31, 2001. Salix’s principal executive offices are at 1700 Perimeter Park Drive, Morrisville, North Carolina 27560 and its telephone number at that address is (919) 862-1000. Its website address is www.salix.com.

Business

Salix is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Its strategy is to:

•	identify and acquire rights to products that it believes have potential for near-term regulatory approval or are already approved;

•	apply its regulatory, product development, and sales and marketing expertise to commercialize these products; and

•	use its approximately 100-member specialty sales and marketing team focused on high-prescribing U.S. gastroenterologists, who are doctors who specialize in gastrointestinal diseases, to sell its products.

Salix’s current products demonstrate its ability to execute this strategy. These products are:

•	balsalazide disodium, which was approved by the FDA in July 2000 and which Salix sells in the United States under the brand name Colazal;

•	rifaximin, which was approved by the FDA in May 2004 and which Salix sells in the United States under the brand name Xifaxan;

•	three dosage strengths of azathioprine, an FDA-approved product licensed by Salix, two of which strengths it launched in the United States through its direct sales force in February 2004 under the brand name Azasan;

•	Anusol-HC 2.5% (Hydrocortisone Cream USP), Anusol-HC 25 mg Suppository (Hydrocortisone Acetate);

•	Proctocort Cream (Hydrocortisone Cream USP) 1%, Proctocort Suppositories (Hydrocortisone Acetate Rectal Suppositories, 30 mg); and

•	a patented, granulated formulation of mesalamine, which, if approved by the FDA, Salix intends to sell in the United States to expand its range of treatment options for ulcerative colitis.

Salix currently markets Colazal, Xifaxan, two dosage strengths of Azasan, and two formulations each of Anusol-HC and Proctocort primarily through its own direct sales force. Salix intends to market its products to U.S. gastroenterologists through its own direct sales force, and enter into distribution relationships outside the United States and in markets where a larger sales organization is appropriate. Currently, Salix’s specialty sales and marketing team consists of approximately 100 persons. Salix believes its sales and marketing team should also position it to sell additional products.

Products

Colazal® (balsalazide disodium) capsules

Salix’s first marketed product, Colazal, upon FDA approval in July 2000, was the first new molecular entity approved in 10 years by the FDA for the treatment of mildly to moderately active ulcerative colitis and the first new oral therapy approved by the FDA for this indication in seven years. Ulcerative colitis is a chronic form of inflammatory bowel disease characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. This disease affects roughly 500,000 people in the United States, typically with onset under the age of 40. The cause of ulcerative colitis is unknown and no known cure exists except for the removal of the colon. Oral branded prescription products containing the active therapeutic agent 5-ASA are the first line of treatment and most frequently prescribed class of drugs for ulcerative colitis, with U.S. retail, mail order and non-retail sales of approximately $750 million in 2004. In terms of prescription dollar sales, the market for 5-ASA products has been growing at a 16% annual compound rate for the last four years. Colazal contains 5-ASA, as does Asacol®, the market-leading drug with retail, mail-order and non-retail sales of approximately $500 million in 2004.

In clinical trials, Colazal demonstrated at least comparable efficacy and had an improved safety profile as compared to some other oral 5-ASA products. Other 5-ASA products often do not deliver optimal doses of the active therapeutic agent to the colon. However, because Colazal’s proprietary formulation allows approximately 99% of the drug to reach the colon, it can work more quickly and effectively than comparable doses of other 5-ASA products that deliver less drug to the diseased area. In addition, some other 5-ASA products have historically been associated with side effects that cause up to 15%-40% of patients to discontinue treatment.

Salix launched Colazal to physicians in the United States in January 2001 using its own sales force. Salix sold $14.1 million, $33.5 million, $55.8 million and $85.4 million worth of Colazal in the United States in the years ended December 31, 2001, 2002, 2003 and 2004, respectively. The number of prescriptions written in 2001, 2002, 2003 and 2004 for Colazal was approximately 68,000, 210,000, 314,000 and 374,000, respectively, making Colazal the fastest-growing oral 5-ASA product of its kind in the marketplace during that time period.

Xifaxan™ (rifaximin) tablets

Xifaxan is a gastrointestinal-specific oral antibiotic that was approved by the FDA in May 2004 for the treatment of patients 12 years of age and older with travelers’ diarrhea caused by noninvasive strains of E coli. According to the Centers for Disease Control and Prevention, each year between 20% and 50% of international travelers, an estimated 10 million people, develop diarrhea, with approximately 80% of the cases caused by bacteria. Based upon recent data, approximately 6.4 million people sought treatment in the United States for infectious diarrhea in 2004 and approximately 4 million of those patients were prescribed drugs.

Salix believes the advantages of Xifaxan to treat these infections are two-fold: (1) site-targeted antibiotic delivery; and (2) improved tolerability compared to other treatments. Less than 0.5% of the drug is absorbed into the bloodstream when it is taken orally. In addition, the drug might also cause fewer side effects or discomforts such as nausea, headache or dizziness than observed with currently available, more highly absorbed antibiotics. Salix believes Xifaxan is also less likely to cause harmful interaction with other drugs a patient is taking. Furthermore, Salix believes Xifaxan is unique because there is no other U.S.-approved oral antibiotic with its potential lack of systemic absorption and its safety profile.

Salix launched Xifaxan in the United States in July 2004 using its own direct sales force. Salix sold $9.8 million worth of Xifaxan in the United States in the year ended December 31, 2004. Salix believes Xifaxan can potentially compete in an annual U.S. market in excess of $2 billion, comprised of over 12 million patients. By comparison, Colazal competes in an annual U.S. market of approximately $750 million, comprised of approximately 500,000 patients. While the potential market for Xifaxan is larger than that for Colazal, Salix expects to capture only a portion of each market and might not achieve the same market penetration in the Xifaxan market as with Colazal due to competition, market acceptance and/or other factors. Salix is also exploring potential additional indications, formulations and clinical trials to capitalize on the potential of Xifaxan.

Azasan® (azathioprine) tablets

In November 2003, Salix acquired from aaiPharma LLC the exclusive right to sell 25, 75 and 100 milligram dosage strengths of azathioprine tablets in North America under the brand name Azasan. Azasan is an FDA-approved drug that suppresses immune system responses and is indicated for preventing rejection of kidney transplants and treatment of severe arthritis. Azasan is commonly prescribed by gastroenterologists for treatment of Crohn’s disease and ulcerative colitis, even though the drug was not approved for these conditions. In February 2004, Salix launched the 75 and 100 milligram dosage strengths of Azasan in the United States. Product sales for Azasan were $2.3 million for 2004.

Anusol-HC® and Proctocort® (hydrocortisone creams and suppositories)

In June 2004, Salix acquired the exclusive right to sell Anusol-HC 2.5% (Hydrocortisone Cream, USP), Anusol-HC 25 mg Suppository (Hydrocortisone Acetate), Proctocort Cream (Hydrocortisone Cream, USP) 1% and Proctocort Suppositories (Hydrocortisone Acetate Rectal Suppositories, 30 mg) from King Pharmaceuticals, Inc. The two cream products are topical corticosteroids indicated for relief of the inflammatory and pruritic, or itching, manifestations of corticosteroid-responsive dermatoses. The two suppository products are indicated for use in treating inflamed hemorrhoids and postirradiation proctitis, as well as for use as an adjunct in the treatment of chronic ulcerative colitis and other inflammatory conditions.

Salix paid $13 million cash for the four products. It entered into a supply agreement for the suppository products and the Anusol-HC cream product with King Pharmaceuticals; an alternate supply arrangement with a contract manufacturer was put in place for the Proctocort cream product. Product sales for the Anusol-HC and Proctocort lines were $4.1 million in 2004.

Granulated Mesalamine

In July 2002, Salix acquired the exclusive development rights in the United States to a granulated mesalamine product from Dr. Falk Pharma GmbH, one of the most recognized companies worldwide in gastroenterology. As part of that transaction, Salix also received a right of first negotiation with respect to additional Falk products in the United States. The Falk granulated mesalamine product has already been approved in most of the principal markets of Europe as a sachet. In the United States, Salix is developing the granulated mesalamine product as a capsule. If approved in the United States, the Falk granulated mesalamine product’s unique prolonged release mechanism might allow Salix to expand the range of treatment options for ulcerative colitis. In February 2004, Salix initiated a study designed to determine blood concentrations following administration of the encapsulated mesalamine pellets. In December 2004, Salix initiated two Phase III studies to investigate the product as a maintenance treatment for ulcerative colitis utilizing a dosing regimen that represents significant improvements in convenience over current therapies. The patent for the mesalamine product will expire in 2018.

INFORMATION ABOUT INKINE

Corporate History

InKine was incorporated in 1993 under the laws of the State of New York. InKine’s principal executive offices are at 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422 and its telephone number at that address is (215) 283-6850. Its website address is www.inkine.com.

Business

InKine is a specialty pharmaceutical company focused on acquiring, developing and commercializing pharmaceutical products for use to diagnose and treat gastrointestinal disorders. InKine’s development strategy has been to acquire late-stage drug candidates with short expected time lines to commercialization. InKine currently markets and sells two pharmaceutical products, Visicol and IB-Stat. InKine is also studying Visicol for the treatment of constipation. In addition to its marketed products, InKine is studying INKP-102 as a next-generation purgative product.

Products

Visicol

Visicol (sodium phosphate tablets) is the first and only tablet purgative preparation that is currently indicated for bowel cleansing prior to colonoscopy. According to the American Cancer Society, 2005 Cancer Facts and Figures, colorectal cancer is the third most common cancer in the United States, with approximately 145,290 new cases and 56,290 deaths expected in 2005. Additionally, 90% of cases diagnosed are in patients over 50. Although the five-year case fatality rate is 38%, if the disease can be diagnosed in an earlier localized stage, the survival rate approaches 90%. However, only 39% of colorectal cancers are diagnosed at this stage, mostly due to the low rates of screening.

Based on IMS Health data, InKine estimates that approximately 3.4 million prescriptions were filled for purgative preparations during 2004. In spite of the growing number of procedures, patient concerns about the procedure and intolerance to current liquid bowel preparations have deterred patients from seeking a colonoscopy screening. This helps explain why, based on a 2003 Centers for Disease Control and Prevention study, in 2001, only 50% of the 77 million Americans older than age 50 had received colorectal cancer testing within the recommended screening periods.

Cleansing the colon with a purgative agent is necessary prior to colonoscopy to allow a clear view of the colon’s lining. Ineffective cleansing can result in poor visualization, which in turn can reduce the accuracy of the colonoscopy. Patient intolerance to the liquid bowel preparation methods has become an impediment to the initiation of colon screening. Nausea, vomiting, bloating, abdominal pain and salty taste are often the unpleasant aspects of the currently available liquid preparations. In a recently published study in The American Journal of Gastroenterology, bowel preparation was found to be the most commonly cited deterrent by patients to undergoing colonoscopy screening. This study cited a tablet bowel preparation as the most preferred alternative to liquid preparations.

The most commonly prescribed bowel preparations, other than Visicol, are administered in liquid form. The most frequently used liquid bowel preparations in the United States contain either polyethylene glycol salt solution (PEG) or sodium phosphate. There are five dominant prescription products which use PEG: Halflytely®, NuLYTELY® and Golytely®, which are manufactured by Braintree Laboratories, Inc., and Colyte® and Trilyte™, which are manufactured by Schwarz Pharma, Inc. These products require the ingestion of one to four liters of PEG, which tastes salty and is viscous. Sodium phosphate diluted in clear liquid (Fleet’s Phospho-soda, manufactured by C.B. Fleet Company, Inc.) has also been used as an alternative. The patient must ingest approximately 72 ounces of liquid for effective colonic cleansing, 48 ounces of which contains the extremely salty taste of the sodium phosphate solution, and this process frequently causes nausea and vomiting.

Clinical trials have shown that Visicol tablets provide effective colon cleansing with a significantly better side-effect profile than a frequently prescribed liquid PEG bowel preparation, and that patients tolerate Visicol better than the same frequently prescribed liquid PEG bowel preparation. Study patients taking Visicol reported significantly less nausea, vomiting and bloating compared to patients taking the frequently prescribed PEG. In addition, Visicol is virtually taste free and can be taken with water, ginger ale, lemonade or any other clear liquid. In InKine’s clinical studies, approximately 92% of patients who took Visicol were able to complete the entire preparation, as compared to 56% of patients who took the liquid bowel preparation. Over 90% of patients using Visicol in the same study reported that they would take Visicol again as a bowel preparation for a future colonoscopy.

In September 2000, InKine received notification that Visicol was approved for marketing as a preparation for colonoscopy. Following this notification, InKine immediately commenced marketing and sales efforts and in January 2001 InKine began shipping Visicol to its customers. During 2001, gastroenterologists reported the visualization of microcrystalline cellulose, or MCC, in some patients receiving Visicol tablets. MCC is a commonly used, inert, but highly insoluble substance that binds and fills Visicol tablets. The presence of MCC may lengthen the colonoscopy procedure, and therefore deterred some gastroenterologists from prescribing Visicol.

InKine adopted three strategies for overcoming the issue of MCC visualization during colonoscopy. First, in October 2001, InKine conducted a Phase IV clinical study, which showed that Visicol’s efficacy at a reduced dosing regimen (20% and 30% less tablets and clear liquid volume) was comparable to the labeled dose, with significantly reduced MCC visualization. Second, in March 2002, the FDA approved a supplemental new drug application, or SNDA, for a new formulation of Visicol containing approximately 50% less MCC. In May 2002, InKine began shipping this new formulation to customers. Lastly, in November 2004, InKine submitted a patent application with the U.S. Patent and Trademark Office for an MCC-free new-generation purgative tablet (INKP-102).

Since the launch of the reduced-MCC formulation, physician groups and university centers have conducted a number of independent studies to determine patient preference of bowel preparations. One study, conducted in October 2002 at Rush Medical College in Chicago, Illinois, compared Visicol tablets to a liquid PEG product. The study demonstrated that 92% of patients taking Visicol tablets would take the preparation again compared to only 12% of patients who took the liquid PEG solution. Additionally, 66% of patients who took the liquid PEG solution would prefer to take Visicol tablets. Visicol has been prescribed over 1,400,000 times since its introduction in 2001.

Another similar study, conducted by a clinical faculty member of the University of Pittsburgh and presented at the American College of Gastroenterology’s annual meeting in October 2003, compared Visicol to both a liquid PEG solution and a liquid sodium phosphate solution. The study concluded that Visicol and the liquid PEG solution cleansed better than the liquid sodium phosphate solution, there was significantly less vomiting with Visicol, there was a numerical trend toward less nausea and cramping with Visicol, and more patients were able to complete the Visicol preparation compared to the liquid preparations.

Finally, in April 2003, the American Society for Gastrointestinal Endoscopy cited sodium phosphate tablets (Visicol) as one of three widely accepted bowel preparations for colonoscopy in the Society’s guidelines for preparation of patients for GI endoscopy. The guidelines state that “when compared with the polyethylene glycol-based preparation, sodium phosphate tablets demonstrate similar efficacy in cleansing of the colon, better patient tolerance, and fewer gastrointestinal side effects.” Additionally, the guidelines state that “sodium phosphate tablets have been developed providing the same dose of salts as found in liquid solution without the unpleasant taste.”

InKine believes that Visicol may be effective as a laxative for treating constipation. The total U.S. market for constipation remedies in 2004 was approximately $1.0 billion, of which approximately $300 million was prescription drugs. Approximately 90% of the prescription drug market is comprised of two products. The most frequently prescribed prescription laxative, which entered the market in 1999, generated sales of over $120 million for the 12 months ended September 30, 2004. InKine believes that Visicol, administered in smaller doses than for bowel preparation, may prove to be an effective laxative that may compare favorably to existing products.

During 2004, InKine completed a Phase IV study of Visicol tablets in patients with functional constipation or constipation predominant irritable bowel syndrome, or IBS. The study demonstrated nearly 89% to 100% effectiveness in increasing the number of bowel movements per week, while significantly reducing the associated symptoms of constipation. The results showed that the lowest dose of Visicol studied was well tolerated and produced a rapid and sustained laxative effect in patients with chronic constipation. InKine intends to use doses in the range of two to eight tablets in a Phase II placebo controlled study.

IB-Stat

IB-Stat (brand of hyoscyamine sulfate oral spray) is used for the treatment of symptoms associated with IBS and other diagnostic procedures. IB-Stat is an acute antispasmodic product that is available for absorption more rapidly than solid dose formulations.

IBS is a functional gastrointestinal disorder most commonly diagnosed in people in their 20’s to 40’s. A functional disorder does not show any evidence of an organic or physical disease, and the cause of a functional gastrointestinal disorder does not show up in a blood test or an x-ray. The disorders are diagnosed based on symptoms, and often require tests to rule out the likelihood of another disease.

While IBS may cause pain and discomfort, it is not a life-threatening disease. The life expectancy of patients with IBS is no different than that of the general population. According to the International Foundation for Functional Gastrointestinal Disorders, IBS affects 15%-20% of adults and is the most commonly presented gastrointestinal illness seen by physicians in primary care or gastroenterology. While it is estimated that only 30% of people with IBS seek medical assistance, these people account for 12% of primary care visits. Even more compelling is the fact that IBS is the most common reason for referral to gastroenterologists, constituting 20%-50% of referred patients.

Typical IBS treatment entails eliminating or diminishing stressful situations, managing the patient’s response to stress, modifying the diet and using drugs to reduce the colonic spasm. To modify the diet, physicians often use high fiber diets and often recommend a fiber supplement. Fiber supplements are often used for both constipation and diarrhea symptoms of IBS.

Drug treatment is administered to reduce abdominal pain, diarrhea and constipation. Anticholinergic agents, also called antispasmodic agents, are very effective when given before or at the onset of acute attacks of pain or before meals. Antispasmodics produce their effect by blocking the autonomic nervous system signals at the smooth muscle of the intestine. Other agents including loperamide (Imodium®) can be used for diarrhea-predominant symptoms.

INKP-102

InKine is currently developing one pharmaceutical product candidate known as INKP-102. InKine has filed a United States patent application for a new generation of purgative products. The invention covers several highly soluble colonic purgative formulations in solid dosage forms that can be used to soften stool, promote laxation and/or induce complete purgation. If a patent issues, the new product candidate would be protected for a significant period beyond the 2013 patent expiration of InKine’s current product, Visicol. Batches of this new product candidate have been manufactured and formulated to yield smaller tablets that may be easier to ingest. Additionally, the new product candidate does not contain any MCC. InKine has conducted clinical studies using alternative dosing regimens that utilize fewer tablets and less liquid volume than Visicol. InKine completed Phase II and III clinical trials for INKP-102’s use as a purgative in 2004 and 2005, respectively. The FDA had previously reviewed the Phase III study protocol under its “Special Protocol Assessment” procedure, and indicated to InKine in a formal fashion that a single Phase III study together with a single Phase II study and a Phase I study in healthy volunteers could support the approval of INKP-102. InKine submitted an NDA for FDA approval of this new product candidate in April 2005. The NDA was recently accepted for filing by the FDA, and it is currently under review.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF SALIX

The following table sets forth certain information regarding the beneficial ownership of Salix’s common stock as of August 23, 2005 for the following:

•	each of Salix’s named executive officers;

•	each of Salix’s directors;

•	all of Salix’s directors and officers as a group; and

•	all persons known by Salix to beneficially own more than 5% of Salix’s common stock.

Applicable percentage ownership is based on 36,960,304 shares of common stock outstanding as of August 23, 2005, together with applicable options for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Common stock subject to options currently exercisable, or exercisable within 60 days after June 30, 2005, is deemed outstanding for the purpose of computing the percentage ownership of the person holding those options, but is not deemed outstanding for computing the percentage ownership of any other person. For information relating to beneficial owners of greater than 5% of Salix’s common stock who are not insiders, Salix relies upon the reports filed by such persons or entities on Schedule 13G. Unless otherwise noted, the address for each stockholder is 1700 Perimeter Park Drive, Morrisville, North Carolina 27560.

Five Percent Stockholders, Directors and Executive Officers	Shares Beneficially Owned	Percentage Beneficially Owned
Wellington Management Company, LLC (1) 75 State Street Boston, Massachusetts 02109	5,087,360	13.76%

Franklin Resources, Inc. (2) One Franklin Parkway San Mateo, California 94403	2,469,886	6.68%

RS Investment Management Co. LLC (3) 388 Market Street San Francisco, California 94111	1,843,775	5.00%

John F. Chappell (4)	1,266,181	3.42%
Carolyn J. Logan (5)	741,957	1.98%
Adam C. Derbyshire (6)	260,371	*
Thomas W. D’Alonzo (7)	135,250	*
Richard A. Franco (8)	54,000	*
William P. Keane (9)	39,999	*
David N. Taylor (9)	29,822	*
William P. Forbes (9)	390	*
All executive officers and directors as a group (8 persons) (10)	2,527,970	6.80%

*	Less than 1%.
(1)	As reported on a Schedule 13F filed on May 13, 2005. The Schedule 13F filed by Wellington Management Company does not list any natural persons having voting and/or investment powers over the securities held of record by Wellington Management Company.
(2)	As reported on a Schedule 13F filed on May 13, 2005. Includes 413,214 shares held by Franklin Templeton Portfolio Advisors, Inc. Charles B. Johnson and Rupert H. Johnson, Jr. are listed as persons who have voting and/or investment powers over the shares of Salix’s common stock held of record by Franklin Resources, Inc.

(3)	As reported on a Schedule 13F filed on May 13, 2005. G. Randall Hecht has voting and/or investment powers over the shares of Salix’s common stock held of record by RS Investment Management Co. LLC.
(4)	Includes 75,000 shares issuable upon exercise of options. Also includes 535,467 shares held indirectly by a grantor retained annuity trust.
(5)	Includes 472,782 shares issuable upon exercise of options.
(6)	Includes 239,371 shares issuable upon exercise of options.
(7)	Includes 75,000 shares issuable upon exercise of options. Also includes 3,750 shares held indirectly by an LLC of which Mr. D’Alonzo and his spouse are members, 1,500 shares held indirectly by Mr. D’Alonzo’s spouse and 27,000 shares held indirectly by Mr. D’Alonzo’s children.
(8)	Includes 34,500 shares issuable upon exercise of options. Also includes 4,500 shares held indirectly by Mr. Franco’s spouse.
(9)	Consists entirely of shares issuable upon exercise of options.
(10)	Includes the shares described in footnotes (4)-(9).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF INKINE

The following table sets forth information regarding the beneficial ownership of InKine’s common stock as of August 23, 2005 (except as may otherwise be set forth in the footnotes to the table) for:

•	each of InKine’s named executive officers;

•	each of InKine’s directors;

•	all of InKine’s directors and officers as a group; and

•	all persons known by InKine to beneficially own more than 5% of InKine’s common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of August 23, 2005 through the exercise of any warrant, stock option or other right. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable. Unless otherwise indicated, the address for each of the shareholders below is c/o 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422.

Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (2)
Leonard S. Jacob, M.D., Ph.D.	2,061,023	(3)	3.97%
Robert F. Apple	410,500	(4)	*
Martin Rose, M.D., J.D.	698,100	(5)	1.38%
John M. Cullen, Ph.D., J.D.	10,000	(6)	*
William Harral III	44,667	(7)	*
John R. Leone	10,667	(6)	*
Steven B. Ratoff	796,000	(8)	1.58%
Norman D. Schellenger	68,500	(6)	*
Thomas P. Stagnaro	241,500	(9)	*
Kopp Investment Advisors, LLC	5,994,730	(10)	11.96%
Gabe Hoffman	2,935,459	(11)	5.85%
All current directors and officers as a group (9 persons)	4,340,956		8.49%

*	Less than one percent.
(1)	The number of shares indicated includes shares issuable upon the exercise of outstanding stock options held by each individual or group to the extent such options are exercisable within 60 days of August 23, 2005.

(2)	The percentage for each individual or group is based on the aggregate of the shares outstanding as of August 23, 2005 (50,142,732 shares) and all shares which the listed beneficial owner or group has the right to acquire within 60 days of August 23, 2005.

(3)	Includes 1,704,523 shares of common stock issuable upon exercise of options. In addition, includes 34,250 shares of common stock issuable upon the exercise of options granted to Dr. Jacob’s spouse (a former employee), with respect to which Dr. Jacob disclaims beneficial ownership.

(4)	Includes 405,500 shares of common stock issuable upon exercise of options.

(5)	Includes 560,000 shares of common stock issuable upon exercise of options.

(6)	Represents shares of common stock issuable upon exercise of options.

(7)	Includes 24,667 shares of common stock issuable upon exercise of options.

(8)	Includes 256,000 shares of common stock issuable upon exercise of options.

(9)	Includes 156,500 shares of common stock issuable upon exercise of options.

(10)	Based on a Form 13F filed on July 27, 2005. A Schedule 13G/A (the “13G”) jointly filed on January 24, 2005 on behalf of Kopp Investment Advisors, LLC or Kopp Advisors, Kopp Holding Company, LLC, or Kopp Holding, Kopp Holding Company, or KHC, and LeRoy C. Kopp, or Kopp, states that these parties beneficially owned 7,107,505 shares as of such date. According to the 13G, Kopp Advisors was deemed to beneficially own 6,747,505 of these shares and had sole voting power over 5,533,105 of these shares, sole dispositive power over 1,600,000 of these shares and shared dispositive power over 5,127,505 of these shares. According to the 13G, Kopp Holding and KHC were each deemed to beneficially own 6,747,505 of these shares. According to the 13G, Kopp was deemed to beneficially own all 7,107,505 shares and had sole voting and dispositive power over 380,000 of these shares. Kopp Advisors is a wholly owned subsidiary of Kopp Holding and Kopp controls Kopp Holding through KHC. The business address for Kopp Investment Advisers, LLC is 7701 France Avenue South, Suite 500, Edina, MN, 55435.

(11)	Based on a Schedule 13G filed on March 31, 2005, Mr. Hoffman is the beneficial owner of 2,935,459 shares. The Schedule 13G states that the securities beneficially owned by Mr. Hoffman are held in (a) the accounts of unregistered investment companies over which Mr. Hoffman has investment discretion by virtue of Mr. Hoffman’s positions in the general partner or investment manager, as applicable, of said entities, and (b) Mr. Hoffman’s personal accounts, including certain retirement accounts. The business address for Mr. Hoffman is c/o Accipiter Capital Management, LLC, 399 Park Avenue, 37th Floor, New York, NY 10022.

COMPARISON OF INKINE SHAREHOLDER RIGHTS AND SALIX STOCKHOLDER RIGHTS

The rights of InKine shareholders are currently governed by the New York Business Corporation Law (referred to in this document as the NYBCL) and the certificate of incorporation and bylaws of InKine. The rights of Salix stockholders are currently governed by the Delaware General Corporation Law (referred to in this document as the DGCL) and the restated certificate of incorporation and bylaws of Salix. Upon completion of the merger, the rights of InKine shareholders who become stockholders of Salix and the rights of Salix stockholders will be governed by the DGCL and certificate of incorporation and bylaws of Salix.

This section summarizes the material differences between the NYBCL and InKine’s certificate of incorporation and bylaws, on the one hand, and the DGCL and Salix’s restated certificate of incorporation and bylaws, on the other hand.

This section does not include a complete description of all differences between the rights of InKine shareholders and the rights of Salix stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist.

You are urged to read carefully the relevant provisions of the DGCL and the NYBCL, as well as the certificate of incorporation and bylaws of each of InKine and Salix. Copies of the certificates of incorporation and bylaws of InKine and Salix are available to you upon request. See “Where You Can Find More Information” on page 121.

Classes and Series of Capital Stock

InKine. The authorized capital stock of InKine consists of 75,000,000 shares of InKine common stock, having a par value of $0.0001 per share, and 5,000,000 shares of InKine preferred stock, having a par value of $0.0001 per share.

Salix. The authorized capital stock of Salix consists of 80,000,000 shares of Salix common stock, having a par value of $0.001 per share, and 5,000,000 shares of Salix preferred stock, having a par value of $0.001 per share, 900,000 shares of which have been designated as Series A junior participating preferred stock reserved for issuance under Salix’s stockholder rights plan.

Annual Meetings

InKine. The NYBCL provides that a meeting of shareholders shall be held annually for the election of directors and the transaction of other business on a date fixed by or under the bylaws of the corporation. The NYBCL also requires notice of a shareholders’ meeting to be sent to all shareholders of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting.

The bylaws of InKine provide that the annual meeting of shareholders shall be held as fixed in the notice to shareholders. The bylaws of InKine also provide that a notice of the annual meeting shall be mailed not less than 10 nor more than 50 days before the meeting, directed to each shareholder entitled to vote at the meeting.

Salix. The DGCL provides that an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws of the corporation. Any other proper business may also be transacted at the annual meeting. The DGCL also requires notices of stockholders’ meetings to be sent to all stockholders of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting, except with regard to a meeting where the stockholders are asked to vote upon a business combination or a sale of all or substantially all of the corporation’s assets, in which case notice shall be delivered not less than 20 nor more than 60 days before the date of the meeting, with certain exceptions.

The DGCL also provides that if, for a period of 30 days after the date designated by the bylaws for the annual meeting of stockholders, or, if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, there is a failure to hold an annual meeting or to take action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

The bylaws of Salix provide that an annual meeting of the stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the board of directors shall fix each year. The bylaws of Salix also provide that written notice of all stockholders’ meetings shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Special Meetings

InKine. The NYBCL provides that special meetings of shareholders may be called by the board of directors and by any persons authorized in the certificate of incorporation or bylaws of the corporation.

The NYBCL also provides that if, for a period of one month after the date fixed by or under the bylaws for the annual meeting of shareholders, or, if no date has been so fixed, for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors shall call a special meeting for the election of directors. If the special meeting is not called by the board of directors within two weeks after the expiration of such period or if it is called but there is a failure to elect such directors for a period of two months after the expiration of such period, holders of 10% of the votes of the shares entitled to vote in an election of directors may, in writing, demand the calling of a special meeting for the election of directors.

The bylaws of InKine provide that special meetings of the shareholders may be called at any time by the president whenever he deems it necessary or advisable. A special meeting also may be called by the president wherever so directed in writing by a majority of the board of directors or the holders of one-third of the shares of stock entitled to vote at the meeting.

Salix. The DGCL provides that a special meeting of stockholders may be called only by the board of directors or by any person authorized in the certificate of incorporation or bylaws of the corporation.

The bylaws of Salix provide that a special meeting of the stockholders may be called at any time by the board of directors, the chairman of the board, the president or the holders of at least 10% of all votes entitled to be cast on the issue proposed to be considered at such meeting, provided such stockholders give notice of the proposed meeting to Salix and provided further that the date of the meeting is not less than 35 nor more than 60 days after the receipt of the request by Salix. This request must specify the time, place and purpose of the proposed meeting. Only business specified in the notice may be conducted at a special meeting of the stockholders.

Quorum Requirements

InKine. The NYBCL provides that the holders of a majority of the votes of shares entitled to vote at the meeting shall constitute a quorum at a meeting of shareholders for the transaction of any business, provided that when a specified item of business is required to be voted on by a particular class or series of shares, voting as a class, the holders of a majority of the votes of shares of such class or series shall constitute a quorum for the transaction of such specified item of business. The NYBCL also provides that the certificate of incorporation or bylaws of the corporation may provide for any lesser quorum of not less than one-third of the votes of shares entitled to vote, and that the certificate of incorporation may provide for a greater quorum.

The bylaws of InKine provide that at all meetings of shareholders, except for a special meeting for the election of directors, the presence, in person or by proxy, of the holders of a majority of the shares entitled to vote at the meeting shall constitute a quorum, except as otherwise required by law.

Salix. The DGCL provides that a quorum consists of a majority of shares entitled to vote present in person or represented by proxy, unless the charter or bylaws of the corporation provide otherwise.

The bylaws of Salix provide that at all meetings of stockholders, the holders of a majority of the shares entitled to vote shall constitute a quorum, except as otherwise required by law or the certificate of incorporation. The certificate of incorporation of Salix contains no provisions regarding a quorum for a meeting of stockholders.

Action Without a Meeting

InKine. The NYBCL provides that whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting upon the written consent of the holders of all outstanding shares entitled to vote and also allows, if the certificate of incorporation of the corporation so provides, shareholder action without a meeting upon the written consent of holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The bylaws of InKine only permit shareholder action by written consent when all outstanding shares entitled to vote authorize action without a meeting. Thus, holders of all outstanding shares entitled to vote would need to execute a written consent for shareholder action to be taken without a meeting.

Salix. The DGCL provides that, unless otherwise provided in the certificate of incorporation of the corporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

The certificate of incorporation and the bylaws of Salix prohibit the stockholders from taking action by written consent. As a result, all action to be taken by stockholders must be taken at an annual or special meeting.

Nominations and Proposals

InKine. Neither the certificate of incorporation nor the bylaws of InKine establish any procedures that must be followed for the nominations of directors and shareholder proposals to be considered at its annual meeting of shareholders.

Salix. Salix’s bylaws establish the procedures that must be followed for the nominations of directors and stockholder proposals to be considered at its annual meeting of stockholders. For stockholder nominations to be properly brought before an annual meeting by a stockholder, the stockholder must have given proper and timely notice thereof. To be timely, a stockholder’s notice shall be delivered to Salix’s corporate secretary at the principal executive offices of Salix not less than 45 nor more than 75 days prior to the anniversary of the date on which Salix first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the current year’s annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (1) the 90th day prior to the current year’s annual meeting or (2) the 10th day following the day on which the public announcement of the date of the current year’s annual meeting is first made.

Access to Corporate Records, Financial Statements and Related Matters

InKine. The NYBCL requires that each corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, board and executive committee, if any, and shall keep at the office of the corporation in New York or at the office of its transfer agent or registrar in New York, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they became the owners of record. The NYBCL also provides that:

•	any person who is a shareholder of record of a corporation has the right to examine, upon at least five days’ written demand, in person or by agent or attorney, during usual business hours, its minutes of the proceedings of its shareholders and record of shareholders and to make extracts therefrom for any purpose reasonably related to such person’s interest as a shareholder; and

•	upon the written request of any shareholder, the corporation shall give or mail to such shareholder an annual balance sheet and profit and loss statement for the preceding fiscal year, and, if any interim balance sheet or profit and loss statement has been distributed to its shareholders or otherwise made available to the public, the most recent such interim balance sheet or profit and loss statement.

The bylaws of InKine provide that a complete list of shareholders as of the record date fixed for any particular meeting shall be available for a period of at least 10 days prior to such meeting for examination by any shareholder for any purpose relevant to the meeting during ordinary business hours in the city or other geographic location where the meeting is to be held. The list shall also be available during the shareholders’ meeting for inspection by any shareholder who is present.

The bylaws of InKine also provide that subject to applicable law, InKine may keep its books and accounts outside of the State of New York.

Salix. The DGCL provides that any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during usual business hours to inspect for any proper purpose, and to make copies of and extracts from the corporation’s stock ledger, a list of its stockholders, its other books and records and any subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records or the corporation could obtain such records through the exercise of control over such subsidiary, with certain limitations.

The bylaws of Salix require the same process for stockholders to obtain access to corporate records and a stockholders list as required by the rule described above.

Certificate of Incorporation Amendments

InKine. Under the NYBCL, with limited exceptions, amendments to a corporation’s certificate of incorporation must be approved by the vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that provisions of a certificate of incorporation that require action by a class vote or by a greater proportion of the voting power may only be amended by such vote. In addition, an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of that class or series.

The certificate of incorporation of InKine does not contain any provision related to amendment of the certificate of incorporation.

Salix. Under the DGCL, after a corporation has received payment for its capital stock, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation requires a declaration by the board of directors of the amendment’s advisability and, except with respect to a certificate of designations or a short-form merger, an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote and a majority of the voting power of the outstanding stock of each class entitled to vote.

The certificate of incorporation of Salix provides that Salix reserves the right to amend and repeal the certificate of incorporation as permitted by the DGCL.

Bylaw Amendments

InKine. Under the NYBCL, except as otherwise provided in the certificate of incorporation, bylaws may be amended, repealed or adopted by a majority of the votes cast by shares entitled to vote in the election of any directors. If provided in the certificate of incorporation or a bylaw adopted by the shareholders, bylaws also may be amended, repealed or adopted by the board of directors by a specified vote, which may be greater than the vote otherwise prescribed by the NYBCL, but any bylaws adopted by the board of directors may be amended or repealed by the shareholders entitled to vote.

The bylaws of InKine provide that the bylaws may be amended, altered or repealed by the vote of a majority of the outstanding shares entitled to vote at any meeting, provided that notice of the proposed alteration, amendment or repeal must be contained in the notice of any special meeting of shareholders at which the amendment will be considered. The bylaws of InKine also provide that the bylaws may be amended, altered or repealed by the board of directors at any meeting by a majority vote of the board, provided that notice of the proposed amendment, alteration or repeal is contained in the notice of any special meeting of directors at which the amendment will be considered.

Salix. Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation rests concurrent power in the board of directors.

The certificate of incorporation and the bylaws of Salix provide that the board of directors is expressly authorized to adopt, amend or repeal the bylaws. The bylaws of Salix provide that, despite this authority reserved to the board, any bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the board of directors.

Vote on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions

InKine. Under the NYBCL, the consummation by a corporation of a merger, consolidation or disposition of substantially all of its assets must be approved:

•	in the case of corporations like InKine that were in existence on February 22, 1998 and that do not expressly provide in their certificates of incorporation for a majority approval of these transactions, by two-thirds of all the outstanding shares of the corporation entitled to vote on the proposal; and

•	in case of corporations that expressly provide in their certificates of incorporation for a majority approval of these transactions or that were incorporated after February 22, 1998, by the affirmative vote by the holders of a majority of all outstanding shares of each class or series of shares entitled to vote on the proposal.

The certificate of incorporation of InKine contains no provisions regarding mergers, consolidations or dispositions of substantially all of its assets. As a result, the merger must be approved by two-thirds of all shares entitled to vote on the merger proposal.

Salix. Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by a majority of the outstanding stock of the corporation entitled to vote. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding stock of a constituent corporation surviving a merger if:

•	the merger agreement does not amend in any respect its certificate of incorporation;

•	each share of its stock outstanding prior to the merger will be an identical share of stock following the merger; and

•	the merger will not result in the issuance of shares representing more than 20% of its common stock outstanding immediately prior to the merger.

Stockholder approval is not required for either the acquired or, in most cases, the acquiring corporation in a merger if the corporation surviving the merger is at least the 90% parent of the acquired corporation. If the 90% parent is not the surviving corporation, however, the otherwise required vote of at least a majority of the parent’s outstanding stock entitled to vote is required to approve the merger. No vote of the holders of the subsidiary’s outstanding stock is required in these circumstances. In addition, unless required by its certificate of incorporation, approval of the holders of a corporation will not be required to approve a holding company reorganization of the corporation pursuant to the merger of that corporation with or into a single direct or indirect wholly owned subsidiary of that corporation, if the merger complies with certain provisions of the DGCL applicable to “holding company” mergers.

As the merger might involve the issuance of shares representing more than 20% of Salix’s common stock outstanding immediately prior to the merger, the merger must be approved by a majority vote of the shares of Salix common stock entitled to vote at the special meeting. Neither the certificate of incorporation nor the bylaws of Salix provide for any other voting requirement for a merger or consolidation of Salix or the sale of all or substantially all of Salix’s assets.

Preemptive Rights

InKine. Except as otherwise provided in the NYBCL or in the certificate of incorporation, the holders of equity shares in a New York corporation incorporated prior to February 22, 1998 are granted certain preemptive rights.

The certificate of incorporation of InKine expressly states that shareholders do not have any preemptive rights.

Salix. The DGCL provides that no stockholder of a corporation incorporated after July 3, 1967 has any preemptive rights to purchase additional securities of a corporation unless the corporation’s certificate of incorporation expressly grants those rights.

The certificate of incorporation of Salix does not provide the stockholders with any preemptive rights.

Dividends

InKine. Under the NYBCL, a corporation may declare and pay dividends or make other distributions, except when it is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in its certificate of incorporation. Except as otherwise provided in the NYBCL, dividends may be declared and paid and other distributions may only be made out of surplus, so that the net assets of the corporation remaining after the declaration, payment or distribution must at least equal the amount of its stated capital.

The bylaws of InKine provide that the board of directors may determine the amount of the net profits of InKine available for dividends.

Salix. Under the DGCL, a board of directors may authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the corporation’s certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

The certificate of incorporation and bylaws of Salix do not change these statutory provisions.

Appraisal and Dissenters’ Rights

InKine. Under the NYBCL, appraisal rights are generally available in connection with a merger or consolidation, except that no appraisal rights are available:

•	to a shareholder of a parent corporation merging with its subsidiary where the parent owns at least 90% of the subsidiary’s outstanding stock and certain additional requirements are met;

•	to a shareholder of the surviving corporation in a merger (other than a merger described in the previous bullet item) unless the merger adversely affects certain rights of the shares held by the shareholder; or

•	to a shareholder of shares of any class or series of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

Under the statutory provisions described above, InKine common shareholders are not entitled to appraisal or dissenters’ rights in connection with a merger or consolidation, including the merger with Salix, because InKine’s common stock, which is listed on the Nasdaq SmallCap Market, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

Appraisal rights are also available under the NYBCL in connection with the sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets other than a transaction wholly for cash where shareholder approval is conditioned upon the corporation’s dissolution and the distribution of substantially all of the corporation’s net assets within one year after the transaction.

Furthermore, appraisal rights are available in connection with a share exchange between two corporations as authorized by the NYBCL, except with respect to shares of a subject corporation that are not acquired in the exchange or that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

In addition, appraisal rights are available to a shareholder of a subsidiary corporation that merges with its parent corporation, or is acquired by it in a share exchange, where the parent owns at least 90% of the subsidiary’s outstanding stock and certain additional requirements are met.

Appraisal rights are also available to a shareholder who is not entitled to vote with respect to a plan of merger or consolidation and whose shares will be canceled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.

Salix. The DGCL provides to stockholders who dissent from a merger or consolidation of the corporation the right to demand and receive payment of the fair value of their stock as appraised by the Delaware Chancery Court. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either:

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

•	held of record by more than 2,000 stockholders.

Those stockholders, however, will have appraisal rights if the merger agreement requires that they receive for their shares of stock anything other than:

•	stock of the surviving corporation;

•	stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares; or

•	some combination of the above.

The certificate of incorporation and bylaws of Salix do not contain any additional provisions relating to dissenters’ rights of appraisal.

Salix common stock, which is listed on the Nasdaq National Market, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Accordingly, depending on the consideration to be paid in any transaction, holders of Salix stock may not be entitled to appraisal rights in connection with mergers or consolidations involving Salix.

Number and Qualification of Directors

InKine. Subject to certain limitations, the NYBCL permits the number of directors of a corporation to be fixed by its bylaws, by action of the shareholders or by action of the board of directors under the specific provisions of a bylaw adopted by the shareholders. At each annual meeting of the shareholders, directors are to be elected to hold office until the next annual meeting, except in the case of corporations with classified boards. The NYBCL permits the certificate of incorporation or the specific provisions of a bylaw adopted by the shareholders to provide that directors be divided into two, three or four classes. All classes shall be as nearly equal in number as possible.

The term of office of one class of directors shall expire each year, with the terms of office of no two classes expiring in the same year.

Under the NYBCL, a director need not be a shareholder unless the certificate of incorporation or bylaws so require.

The bylaws of InKine provide that the number of directors shall not be less than three, the exact number of directors to be fixed and determined by the vote of a majority of the entire board or by the vote of a majority of the shareholders at an annual or special meeting. Neither the certificate of incorporation nor the bylaws of InKine provide for a classified board.

Neither the certificate of incorporation nor the bylaws of InKine require that directors be shareholders.

Salix. The DGCL permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, that number may not be changed without amending the certificate of incorporation. The DGCL also permits the certificate of incorporation of a corporation or a bylaw adopted by the stockholders to provide that directors be divided into one, two or three classes, with staggered terms of office of three years each in the cases of boards that are divided into three classes. The DGCL also permits the certificate of incorporation to confer upon holders of any class or series of stock the right to elect one or more directors to serve for the terms and have the voting powers as are stated in the certificate of incorporation. The terms of office and voting powers of directors so elected may be greater or less than those of any other director or class of directors.

Under the DGCL, a director need not be a stockholder unless the certificate of incorporation or bylaws so require.

The bylaws of Salix provide that the number of directors of Salix shall not be less than three nor more than 11, the exact number of directors to be fixed and determined by the board or by the stockholders. At each annual meeting of stockholders, the directors shall be elected to hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Neither the certificate of incorporation nor the bylaws of Salix require that directors be stockholders.

Filling Vacancies on the Board of Directors

InKine. Under the NYBCL, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board of directors for any reason, except the removal of directors without cause, may be filled by vote of the board of directors. Unless the certificate of incorporation or bylaws provide otherwise, a vacancy in a directorship elected by holders of a particular class of shares shall be filled by a vote of the other directors elected by holders of the same class of shares. However, the certificate of incorporation or bylaws may provide that such newly created directorships or vacancies are to be filled by vote of the shareholders. Unless the certificate of incorporation or the specific provisions of a bylaw adopted by the shareholders provide that the board of directors may fill vacancies occurring on the board of directors by reason of the removal of directors without cause, these vacancies may be filled only by vote of the shareholders. A director elected to fill a vacancy, unless elected by the shareholders, will hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified.

The bylaws of InKine provide that newly created directorships and any vacancies resulting from the resignation or removal of a director for cause or without cause may be filled by the majority vote of the remaining directors, even though less than a quorum, or by the sole remaining director.

Salix. Under the DGCL, unless otherwise provided in the certificate of incorporation or the bylaws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. However, in the case of a classified board of directors, as provided by the DGCL, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class or by the sole remaining director so elected. In the case of a classified board of directors, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which those directors have been chosen or until their successors have been duly elected and qualified. In addition, under the DGCL, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

The certificate of incorporation of Salix provides that vacancies in the board, however caused, shall be filled by the vote of a majority of the directors then in office, whether or not they constitute a quorum. The bylaws of Salix provide that vacancies on the board of directors shall be filled by a majority vote of the directors then remaining in office, even if less than a quorum, or by the sole remaining director. The bylaws further provide that a vacancy will be deemed to exist:

•	in the event of the death, resignation or removal of a director;

•	if the board by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony;

•	if the authorized number of directors is increased; or

•	if the stockholders fail, at any meeting at which one or more directors are to be elected, to elect the number of directors to be elected at that meeting.

A successor elected to fill the vacancy will serve until the next annual election. Salix does not have a classified board of directors.

Removal of Directors

InKine. The NYBCL provides that any or all of the directors may be removed for cause by vote of the shareholders, and, if provided by the certificate of incorporation or the specific provisions of a bylaw adopted by the shareholders, directors may be removed by action of the board of directors. If provided by the certificate of incorporation or the bylaws, any or all of the directors may be removed without cause by vote of the shareholders. However:

•	in the case of a corporation having cumulative voting, no director may be removed when the votes cast against such director’s removal would be sufficient to elect the director if voted cumulatively; and

•	if a director is elected by the holders of shares of any class or series, the director may be removed only by the applicable vote of the holders of the shares of that class or series voting as a class. An action to procure a judgment removing a director for cause may be brought by the attorney general or by the holders of 10% of the outstanding shares, whether or not entitled to vote.

The bylaws of InKine contain an express provision allowing the shareholders, by vote, to remove a director or the entire board with or without cause.

Salix. The DGCL provides that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors, except that:

•	members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and

•	in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which the director is a part.

Salix has neither a classified board nor cumulative voting, so Salix stockholders may remove a director, with or without cause, by a majority vote of stockholders entitled to vote on the election of directors.

Limitation of Personal Liability of Directors and Officers

InKine. The NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity except liability of a director:

•	whose acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law;

•	who personally gained a financial profit or other advantage to which he or she was not legally entitled; or

•	whose acts violated certain provisions of New York law.

The certificate of incorporation of InKine provides that no director shall be personally liable to the corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director if a judgment or other final adjudication adverse to him or her establishes:

•	that his or her acts or omissions were in bad faith or involved intentional misconduct;

•	he or she committed a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or

•	that his or her acts violated section 719 of the NYBCL, which specifies certain actions for which directors of a New York corporation will be held liable.

Salix. The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•	breach of the duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends, certain stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The certificate of incorporation of Salix eliminates the liability of directors for monetary damages to the fullest extent permitted under Delaware law.

Indemnification of Directors and Officers

InKine. Under the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in, or, in the case of service to another corporation or enterprise, not opposed to, the best interests of the corporation, and, in addition, in a criminal proceeding had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in, or, in the case of service to another corporation or enterprise, not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of a threatened or pending action that is settled or otherwise disposed of, or any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors, if a quorum is available, or by the board of directors upon the written opinion of independent legal counsel or the shareholders, if the quorum so directs or is unavailable.

The bylaws of InKine provide that InKine is authorized by the board of directors, to the fullest extent permitted by applicable law, to provide indemnification and, subject to applicable law, to advance expenses to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with InKine or at the request of InKine in any capacity with any other enterprise.

Salix. The DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director or officer of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•	in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.

The certificate of incorporation and bylaws of Salix provide for indemnification of its officers and directors to the fullest extent permitted by the DGCL.

Derivative Action

InKine. The NYBCL provides that:

•	an action may be brought in the right of a domestic or foreign corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates of the corporation or of a beneficial interest in such shares or certificates;

•	in any such action, it shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he or she was such a holder at the time of the transaction of which he or she complains, or that his or her shares or interest therein devolved upon him or her by operation of law;

•	in any such action, the complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such efforts; and

•	such action shall not be discontinued, compromised or settled without the approval of the court having jurisdiction of the action.

Neither the certificate of incorporation nor the bylaws of InKine contain any express provision regarding derivative actions, so the default rule described above applies.

Salix. The DGCL provides that in any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Neither the certificate of incorporation nor the bylaws of Salix contain any express provision regarding derivative actions, so the default rule described above applies.

Anti-Takeover and Ownership Provisions

InKine. The NYBCL generally provides that a New York corporation may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder’s stock acquisition date. Such a business combination would be permitted where it is approved by the board of directors before the interested shareholder’s stock acquisition date, or within 30 days thereafter, if a good-faith proposal regarding a business combination is made in writing.

Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested shareholder is generally a shareholder owning at least 20% of a corporation’s outstanding voting stock.

In addition, New York corporations may not engage at any time with any interested shareholder in a business combination other than:

•	a business combination approved by the board of directors before the interested shareholder’s stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the interested shareholder’s stock acquisition;

•	a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose no earlier than five years after the interested shareholder’s stock acquisition; or

•	a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share that is paid by the interested shareholder and that meets certain other requirements.

Although the NYBCL permits a corporation to “opt out” of the rules described above by an amendment to its bylaws approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation, excluding the voting stock of interested shareholders and their affiliates and associates, InKine has not done so.

Salix. The DGCL contains a business combination statute that protects domestic corporations from hostile takeovers and from actions following such takeovers by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. The DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this provision of the DGCL, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this provision of the DGCL and the amendment is duly approved by the stockholders entitled to vote on the amendment.

Although the DGCL permits a corporation to “opt out” of the rules described above by a provision in its original certificate of incorporation or an amendment to its certificate of incorporation or bylaws approved by the stockholders, Salix has not done so.

Voluntary Dissolution

InKine. The NYBCL provides that:

•	dissolution shall be authorized at a meeting of shareholders by,

•	for corporations the certificate of incorporation of which expressly provides for dissolution to be authorized at a meeting of shareholders or corporations incorporated after February 22, 1998, a majority of the votes of all outstanding shares entitled to vote thereon; or

•	for all other corporations, two-thirds of the votes of all outstanding shares entitled to vote thereon, subject to limited exceptions; and

•	any corporation may adopt an amendment of its certificate of incorporation providing that such dissolution shall be authorized at a meeting of shareholders by a specified proportion of votes of all outstanding shares entitled to vote thereon, provided that such proportion may not be less than a majority.

The certificate of incorporation of InKine contains no provision regarding dissolution.

Salix. The DGCL provides that:

•	if it should be deemed advisable in the judgment of the board of directors of a corporation that the corporation should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote on the dissolution of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution;

•	at the meeting a vote shall be taken upon the proposed dissolution, and if a majority of the outstanding stock of the corporation entitled to vote on the proposed dissolution shall vote for the proposed dissolution, a certification of dissolution shall be filed with the Delaware Secretary of State; and

•	dissolution of a corporation may also be authorized without action of the directors if all the stockholders entitled to vote on the dissolution shall consent in writing and a certificate of dissolution shall be filed with the Delaware Secretary of State.

Neither the certificate of incorporation nor the bylaws of Salix contains any express provision regarding voluntary dissolution, so the default rule described above applies.

DESCRIPTION OF SALIX CAPITAL STOCK

The following description of Salix capital stock summarizes the material terms and provisions of the indicated securities. For the complete terms of Salix’s common stock, preferred stock and preferred stock purchase rights, please refer to Salix’s certificate of incorporation, bylaws and rights agreement that are incorporated by reference into the registration statement which includes this joint proxy statement/prospectus. The terms of these securities may also be affected by the DGCL.

Salix is authorized by its charter to issue 80,000,000 shares of common stock, $0.001 par value per share, of which 36,960,304 shares were issued and outstanding on August 23, 2005, and 5,000,000 shares of preferred stock, $0.001 par value per share, 900,000 shares of which are designated as Series A junior participating preferred stock, of which no shares were issued and outstanding as of the date of this joint proxy statement/prospectus. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

Voting. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on Salix’s books. Salix’s common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock, of which there currently is none, persons who hold more than 50% of the outstanding common stock entitled to elect members of Salix’s board of directors can elect all of the directors who are up for election in a particular year.

Dividends. If Salix’s board of directors declares a dividend, holders of common stock will receive payments from its funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights Salix may grant to the persons who hold preferred stock, if any is outstanding.

Liquidation and Dissolution. If Salix is liquidated or dissolves, the holders of its common stock will be entitled to share ratably in all the assets that remain after it pays its liabilities and any amounts it may owe to the persons who hold preferred stock, if any is outstanding.

Other Rights and Restrictions. Holders of Salix’s common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Salix’s common stock is not subject to redemption by it. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of any series of preferred stock which Salix may issue in the future. Salix’s certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

Listing. Salix’s common stock is listed on the Nasdaq National Market.

Transfer Agent and Registrar. The transfer agent and registrar for Salix’s common stock is Computershare Investor Services LLC, Chicago, Illinois.

Preferred Stock

Salix’s board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Salix’s stockholders have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of Salix’s outstanding voting stock.

As of the date of this joint proxy statement/prospectus, Salix’s board of directors had designated 900,000 shares of preferred stock as “Series A Junior Participating Preferred Stock” in connection with its stockholder rights plan. The rights, preferences and privileges of the Series A preferred stock are described below.

Series A Junior Participating Preferred Stock

The following description is a summary of the material terms of Salix’s Series A junior participating preferred stock. This summary of Series A preferred stock is not complete and is qualified by reference to Salix’s certificate of incorporation. Salix’s certificate of incorporation, and not this description, defines the rights of holders of Series A preferred stock. A copy of Salix’s certificate of incorporation is incorporated by reference into the registration statement which includes this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, there are no shares of Series A preferred stock outstanding.

Voting. Each share of Series A preferred stock is entitled to 100 votes, subject to adjustment if Salix effects a stock split or issues a stock dividend. Except as provided below, each share of Series A preferred stock votes together with the holders of common stock and all of Salix’s other capital stock on all matters voted on by stockholders.

Dividends. The holders of shares of Series A preferred stock are entitled to quarterly cash dividends equal to the greater of $1.00 or 100 times the aggregate cash and non-cash dividends or other distributions declared per share of common stock, if any, since the immediately preceding quarterly dividend payment date or, with respect to the first quarterly dividend payment date, since the date of the issuance of the Series A preferred stock, other than dividends payable in common stock or by a subdivision of the outstanding common stock.

Liquidation and Dissolution. If Salix is liquidated or dissolves or winds up, then it must pay the holders of outstanding shares of Series A preferred stock, before it makes any payment to the holders of shares of stock ranking junior to the Series A preferred stock, an amount equal to $100 per share, plus all accrued and unpaid dividends, or, if greater, an amount equal to 100 times the amount to be paid to holders of common stock. For purposes of this liquidation preference, neither the consolidation, merger or other business combination of Salix with another entity nor the sale of all or any of Salix’s property, assets or business will be treated as a liquidation, dissolution or winding up of Salix.

Merger, Consolidation, etc. If Salix is a party to any merger, consolidation or similar transaction in which shares of its common stock are exchanged or changed into stock or securities of another entity, cash or property of another entity, then the Series A preferred stock will be exchanged or changed into an amount per share equal to 100 times the amount of consideration into which or for which each share of common stock is changed or exchanged in the merger, consolidation or similar transaction.

Adjustments for Stock Splits and Other Events. In the event that Salix declares a dividend on its common stock that is payable in common stock or it effects a subdivision, combination or consolidation of the outstanding shares of its common stock into a greater or lesser number of shares, then the dividend, liquidation and merger or consolidation amounts payable to holders of Series A preferred stock will be increased or reduced in proportion to the resulting increase or decrease in the total number of shares of common stock outstanding.

Redemption. Salix may not redeem the Series A preferred stock.

Stockholder Rights Plan

On January 10, 2003, Salix’s board of directors adopted a stockholder rights plan. Under the plan, each of Salix’s common stockholders received a dividend of one preferred stock purchase right, or a right, for each outstanding share of common stock that the stockholder owned on January 20, 2003. In addition, each share of Salix common stock issued after January 20, 2003 receives one right, including shares to be issued to InKine shareholders upon the closing of the merger. The rights trade automatically with shares of Salix common stock and become exercisable only under the circumstances described below. The rights will expire on the close of business on January 9, 2013, subject to earlier expiration or termination as described in the rights agreement.

The purpose of the rights is to encourage potential acquirors to negotiate with Salix’s board of directors before attempting a takeover bid and to provide Salix’s board of directors with leverage in negotiating on behalf of Salix stockholders the terms of any proposed takeover. The rights may have antitakeover effects. They should not, however, interfere with any merger or other business combination approved by Salix’s board of directors.

The following description is a summary of the material terms of Salix’s rights plan. It does not restate all of the terms of the plan. The rights agreement, and not this description, defines the terms and provisions of the plan. Salix has filed a copy of its rights agreement as Exhibit 10.36 to its Current Report on Form 8-K, which Salix filed with the SEC on January 10, 2003 and which is incorporated by reference into the registration statement which includes this joint proxy statement/prospectus. You may obtain a copy at no charge by writing to Salix at the address given under the caption “Where You Can Find More Information” beginning on page 121.

Exercise of Rights. Until a right is exercised, the holder of a right will not have any rights as a stockholder. Currently, the rights are not exercisable. When the rights become exercisable, if ever, holders of the rights will be able to purchase from Salix a fraction equal to 1/100 of a share of its Series A preferred stock at a purchase price of $100 per fraction.

In general, the rights will become exercisable upon the earlier of:

•	the day of public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of Salix’s common stock; or

•	10 business days after the beginning of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of Salix’s common stock.

Flip-In Event. If a person or group becomes the beneficial owner of 20% or more of Salix’s common stock, then each right, other than those rights held by the person or group that exceeded the 20% threshold, will then entitle its holder to receive, upon exercise, 1/100 of a share of Salix’s Series A preferred stock at effectively one-half of the market price of Salix’s common stock on the date of the occurrence of the flip-in event. However, the rights are not exercisable following such an event until such time as the rights are no longer redeemable by Salix, as described below.

Flip-Over Event. If at any time after a person or group becomes the beneficial owner of 20% or more of Salix’s common stock,

•	Salix is acquired in a merger or other transaction in which it does not survive or in which its common stock is changed or exchanged; or

•	50% or more of its assets or earning power is sold or transferred,

then each holder, other than the person or group that exceeded the 20% threshold, of a right will be entitled to receive, upon exercise, a number of shares of common stock of the acquiring company in the transaction equal to the exercise price of the right divided by one-half of the market price of the acquiring company’s common stock on the date of the occurrence of the flip-over event.

Exchange of Rights. At any time after a flip-in event and until the person or group has acquired ownership of 50% or more of Salix’s common stock, Salix’s board of directors may exchange the rights, other than those rights held by the person or group that exceeded the 20% threshold, in whole or in part, at an exchange ratio of 1/100 of a share of Salix’s Series A preferred stock for each right.

Redemption of Rights. At any time prior to the 10th business day after the occurrence of a flip-in event, Salix may redeem the rights in whole, but not in part, at a price of $.001 per right.

Certain Effects of Authorized but Unissued Stock

Salix has shares of common stock and preferred stock available for future issuance without stockholder approval. Salix may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on its capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable Salix’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of Salix by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of its management. In addition, if Salix issues preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Anti-Takeover Provisions of Delaware Law and Specified Charter and Bylaw Provisions

In addition to the Salix board’s authority to issue shares of common and preferred stock, Salix’s certificate of incorporation and bylaws and the DGCL contain other provisions that may have the effect of impeding the acquisition or control of Salix by means of a tender offer, proxy fight, open market purchase or otherwise in a transaction not approved by the board of directors. These provisions are designed to reduce, or have the effect of reducing, Salix’s vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of Salix’s assets or an unsolicited takeover attempt that is unfair to Salix’s stockholders.

Business Combinations. Salix is subject to the provisions of section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation’s voting stock.

Board Vacancies. Salix’s certificate of incorporation provides that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. Salix’s bylaws provide that stockholders may not fill any director vacancy except at a duly called meeting of the stockholders. These limitations on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Salix.

Limitation of Liability; Indemnification. Salix’s certificate of incorporation eliminates the liability of directors to the extent allowed under the DGCL. The DGCL provides that a corporation’s certificate of incorporation, such as Salix’s, may eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of Salix’s directors and officers under federal securities laws. Furthermore, Salix’s certificate of incorporation and bylaws contain provisions to indemnify its directors and officers to the fullest extent permitted by the DGCL. These provisions do not limit or eliminate Salix’s right or the right of any Salix shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach by a director or an officer of his or her duty of care. Salix believes that these provisions will assist it in attracting and retaining qualified individuals to serve as directors.

Stockholder Action; Special Meetings of Stockholders. Salix’s bylaws provide that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Salix’s bylaws further provide that special meetings of its stockholders may be called only by a majority of the board of directors, the chairman of the board and the president, and that the stockholders may call a special meeting only if the holders of at least 10% of the shares entitled to vote at such special meeting request such a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Salix’s bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. The bylaws also include a similar requirement for making nominations for directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

STOCKHOLDER PROPOSALS

Salix 2006 Annual Meeting of Stockholders

In accordance with Salix’s bylaws, if a stockholder wants Salix to include a proposal in its proxy statement and form of proxy for presentation at its 2006 annual meeting of stockholders, including a proposal for the election of a director, the proposal must be received by Salix at its principal executive offices not earlier than February 16, 2006 nor later than March 18, 2006, provided that if the date of the 2006 annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after June 9, 2006, notice by the stockholder must be delivered not later than the close of business on the later of (i) the 90th day prior to the annual meeting or (ii) the 10th day following the day on which public announcement of the date of the meeting is first made. Stockholder proposals also must be submitted in accordance with all applicable requirements of the Exchange Act and the rules and regulations thereunder and with the laws of the State of Delaware.

InKine 2006 Annual Meeting of Shareholders

InKine will hold a 2006 annual meeting of shareholders only if the merger is not consummated before the time of the meeting. In the event that the 2006 annual meeting is to be held, under SEC rules, any proposals of shareholders intended to be presented at that meeting, including a proposal for the election of a director, must be received no later than January 9, 2006 in order to be considered for inclusion in the InKine proxy materials relating to that meeting. Shareholder proposals must be submitted in accordance with the Exchange Act and the rules and regulations thereunder and with the laws of the State of New York.

LEGAL MATTERS

The validity of the shares of Salix common stock to be issued in the merger has been passed upon by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina, legal counsel to Salix. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Salix by Wyrick Robbins, and for InKine by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Donald R. Reynolds, a partner at Wyrick Robbins, is married to an employee of Salix who holds 6,850 shares of Salix’s common stock and options to purchase 157,900 shares of Salix’s common stock.

EXPERTS

The consolidated financial statements of Salix Pharmaceuticals, Ltd. appearing in its Annual Report on Form 10-K for the year ended December 31, 2004 and Salix Pharmaceuticals, Ltd.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of InKine Pharmaceutical Company, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Salix and InKine each file annual, quarterly and special reports, proxy statements and other information with the SEC. Salix and InKine stockholders may read and copy any reports, statements or other information that Salix or InKine files at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Salix filed with the Commission a registration statement on Form S-4 under the Securities Act to register with the Commission the Salix common stock issuable pursuant to the merger agreement. This joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to Salix, InKine and the Salix common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above. Statements contained in this joint proxy statement/prospectus about the contents of any contract or other document are not necessarily complete, and Salix refers you, in each case, to the copy of the contract or other document filed as an exhibit to the registration statement.

The SEC allows Salix and InKine to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Salix and InKine can disclose important information to their respective stockholders and shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Salix and InKine have previously filed with the Commission. These documents contain important information that you should read about Salix and InKine and their finances.

Salix SEC Filings	Period or Filing Date

Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarters ended March 31 and June 30, 2005

Amended Quarterly Report on Form 10-Q/A	Quarter ended March 31, 2005

Current Reports on Form 8-K	Filed on January 10, January 18, January 27, February 1, February 9, February 15, February 22, February 23, March 8, March 29, April 26, April 27, May 12, May 16, May 17, May 18, May 25, May 31, June 7, June 15, June 24, July 6, July 19, July 21, July 26, August 11 and August 22, 2005

Proxy Statement on Schedule 14A for Salix’s 2005 Annual Stockholders’ Meeting	Filed on April 29, 2005

The description of Salix’s common stock and preferred stock purchase rights contained in Salix’s registration statements on Form 8-A to register such securities under the Exchange Act, including any amendments or reports filed for the purpose of updating such description

Filed on October 27, 1997 (for common stock) and January 10, 2003 (for preferred stock purchase rights)

InKine SEC Filings	Period or Filing Date

Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarters ended March 31 and June 30, 2005

Current Reports on Form 8-K	Filed on March 24, May 5, June 14, June 21, June 23 and June 29, 2005

Proxy Statement on Schedule 14A for InKine’s 2005 Annual Shareholders’ Meeting	Filed on May 2, 2005

The description of InKine’s common stock contained in InKine’s registration statement on Form 8-A to register such securities under the Exchange Act, including any amendments or reports filed for the purpose of updating such description

Filed on October 20, 1994 (as amended on November 3, 1994) and January 5, 1995

In no event, however, will any of the information, including exhibits, that Salix or InKine discloses under Item 2.02 and Item 7.01 of any Current Report on Form 8-K that has been or may, from time to time be furnished, to the SEC be incorporated by reference into or otherwise become a part of the registration statement of which this proxy statement/prospectus forms a part. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein modifies or supersedes such statement.

Salix stockholders may request a copy of the Salix documents described above, which will be provided at no cost, by contacting Salix Pharmaceuticals, Ltd., 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, Attention: Mike Freeman, Executive Director, Investor Relations and Corporate Communications, telephone: (919) 862-1000.

InKine shareholders may request a copy of the InKine documents described above, which will be provided at no cost, by contacting InKine Pharmaceutical Company, Inc., 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, Attention: Robert F. Apple, Chief Financial Officer, telephone: (215) 283-6850.

All documents filed by Salix and InKine pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date of the special meetings (other than the portions of those documents not deemed to be filed) shall also be deemed to be incorporated herein by reference.

In addition, Salix stockholders and InKine shareholders that have questions about the special meetings, the merger agreement or the proposed merger may contact:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street, 10th Floor

New York, New York 10004

(212) 440-9800

or

CALL TOLL-FREE: (866) 391-6921

Salix has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Salix, and InKine has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to InKine.

Salix stockholders and InKine shareholders should rely only on the information contained in this joint proxy statement/prospectus to vote on the proposals to be considered at their respective special meetings. Salix and InKine have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated August 24, 2005. Salix stockholders and InKine shareholders should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than August 24, 2005 (unless the information specifically indicates that another date applies), and neither the mailing of the joint proxy statement/prospectus to Salix stockholders and InKine shareholders nor the issuance of Salix common stock in the merger shall create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SALIX PHARMACEUTICALS, LTD.

INKINE PHARMACEUTICAL COMPANY, INC.

AND

METAL ACQUISITION CORP.

DATED AS OF JUNE 23, 2005

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Section
401(k) plan	7.15(a)
Acquisition Proposal	7.9(b)
Affiliate	10.2
Agreement	Preamble
Beneficial owner, beneficial ownership and beneficially own	10.2
Benefit Plans	3.15(k)
Blue Sky Laws	3.5(b)
Business Day	10.2
Certificate and Certificates	2.2(b)
Certificate of Merger	1.2
Closing	1.6
Closing Date	1.6
COBRA	3.14(f)
Code	Recitals
Confidentiality Agreements	7.3
Control, controlled by and under common control with	10.2
CSA	3.25(a)
DEA	3.25(a)
Effective Time	1.2
Encumbrance	10.2
Environmental Laws	3.17(f)(ii)
ERISA	3.14(a)
Exchange Act	3.5(b)
Exchange Agent	2.2(a)
Exchange Ratio	2.1(a)
FDA	3.25(a)
FDCA	3.25(a)
GAAP	1.8
Governmental Entity	3.5(b)
Hazardous Materials	3.17(f)(iii)
HSR Act	3.5(b)
Indebtedness	10.2
Indemnified Party and Indemnified Parties	7.7(a)
Intellectual Property	10.2
Interim Period	7.1
Iron	Preamble
Iron Benefit Plans	3.15(k)
Iron Commonly Controlled Entity	3.15(k)
Iron Common Stock	Recitals
Iron Convertible Securities	10.2
Iron Directors’ Recommendation	3.19
Iron Environmental Claim	3.17(f)(i)
Iron Environment Permits	3.17(a)
Iron Material Contracts	3.13
Iron Option	2.3(a)
Iron Permits	3.9
Iron Preferred Stock	3.3(a)
Iron Real Property	3.15
Iron Restricted Stock	2.1(e)

A-iv

Section
Iron SEC Reports	3.6(a)
Iron Stockholder Approval	3.4
Iron Stockholders Meeting	7.4(b)
Iron Stock Option Plans	2.3(a)
Iron Subsidiary and Iron Subsidiaries	3.1
Iron Tax Returns	3.11
Joint Proxy Statement/Prospectus	3.24
Material Adverse Effect	10.2
Material weakness	3.6(g)
Merger	1.1
Merger Consideration	2.1(a)
Merger Sub	Preamble
Multiemployer Plan	3.14(c)
Nasdaq	3.5(b)
New York Law	1.1
Notice of Superior Proposal	7.9(b)
Parachute Gross Up Payment	3.14(e)
Person	10.2
Pharmaceutical Product	3.25(a)
PHSA	3.25(a)
Principal executive officer	3.6(c)
Principal financial officer	3.6(c)
Receiving Party	7.3
Registration Statement	3.24
Representatives	7.9(b)
Securities Act	3.5(b)
Significant deficiency	3.6(g)
Steel	Preamble
Steel Business Combination Proposal	9.2(c)
Steel Common Stock	Recitals
Steel Rights Plan	5.3(a)
Steel SEC Reports	5.6(a)
Steel Share Price	2.1(a)
Steel Stockholder Approval	5.4
Steel Stockholders Meeting	7.4(c)
Steel Stock Plans	5.3(a)
Steel Subsidiary and Steel Subsidiaries	5.1
Subsidiary	10.2
Superior Proposal	7.9(b)
Surviving Corporation	1.1
Tax, Taxable and Taxes	10.2
Termination Date	9.1(c)
Termination Fee	9.2(b)

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of June 23, 2005 (this “Agreement”), among Salix Pharmaceuticals, Ltd., a Delaware corporation (“Steel”), Metal Acquisition Corp., a New York corporation and a direct wholly owned subsidiary of Steel (“Merger Sub”), and InKine Pharmaceutical Company, Inc., a New York corporation (“Iron”).

WITNESSETH:

WHEREAS, the Boards of Directors of Iron and Steel deem it advisable and in the best interests of each corporation and its respective stockholders that Iron and Steel engage in a business combination in order to advance the long-term strategic business interests of Iron and Steel;

WHEREAS, the combination of Iron and Steel shall be effected by the terms of this Agreement through a merger as outlined below;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Iron and Steel have approved the Merger (as defined below), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $0.0001 per share, of Iron (“Iron Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.2), will be converted into the right to receive shares of common stock, $0.001 par value per share, of Steel, including the attached preferred stock purchase rights under the Steel Rights Plan (“Steel Common Stock”) as set forth in Section 2.1;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Steel and Merger Sub to enter into this Agreement, certain holders of Iron Common Stock, have entered into agreements with Steel pursuant to which, among other things, such holders have agreed to vote their shares of Iron Common Stock in favor of approval and adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Iron to enter into this Agreement, certain holders of Steel Common Stock, have entered into agreements with Iron pursuant to which, among other things, such holders have agreed to vote their shares of Steel Common Stock in favor of approval of the issuance of Steel Common Stock in the Merger (as defined below) pursuant to this Agreement; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

The Merger

Section 1.1. The Merger

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the New York Business Corporation Law (“New York Law”), at the Effective Time (as defined in Section 1.2) Merger Sub shall be merged with and into Iron (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Iron shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and a wholly-owned subsidiary of Steel.

Section 1.2. Effective Time

As promptly as practicable on the Closing Date (as defined in Section 1.6), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the New York Department of State, as required by, and executed in accordance with the relevant provisions of, New York Law (the time of the filing of the Certificate of Merger or the time specified therein being the “Effective Time”).

Section 1.3. Effect of the Merger

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of New York Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers and purposes of Merger Sub and Iron shall vest in the Surviving Corporation, and all liabilities, obligations and penalties of Merger Sub and Iron shall become the liabilities, obligations and penalties of the Surviving Corporation.

Section 1.4. Certificate of Incorporation; Bylaws

At the Effective Time, (a) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time and as amended by the Certificate of Merger, shall be the certificate of incorporation of the Surviving Corporation, and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

Section 1.5. Directors and Officers

The directors and officers of the Surviving Corporation immediately upon the effectiveness of the Merger shall be as set forth on Schedule 1.5 hereto, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.6. Closing

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place no later than the second Business Day after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII hereof (the “Closing Date”) at the offices of Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina, or at such other time, date and place as agreed to in writing by the parties hereto.

Section 1.7. Subsequent Actions

If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue in, vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of its constituent corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be and hereby are directed and authorized to execute and deliver, in the name and on behalf of either of such constituent corporations, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.8. Tax and Accounting Treatment of the Merger

It is intended by the parties hereto that the Merger shall (a) qualify as a reorganization within the meaning of Section 368(a) of the Code, and (b) be accounted for as a purchase under United States generally accepted accounting principles (“GAAP”). The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Code Section 354(a)(1) and Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations, and intend that each of Steel, Merger Sub and Iron be a “party to a reorganization” within the meaning of Code Section 368(b).

Article II

Conversion of Securities; Exchange of Certificates

Section 2.1. Conversion of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of Steel, Merger Sub, Iron or the holders of any of the securities referred to in this Section 2.1:

(a) Common Stock. Each share of Iron Common Stock (excluding any shares described in Section 2.1(b)) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive a fraction of a share of Steel Common Stock equal to the Exchange Ratio. The “Exchange Ratio” shall equal $3.55 divided by the Steel Share Price and rounded to four decimal places; provided however, that if the Steel Share Price is greater than $20.44, then the Exchange Ratio shall equal 0.1737 and if the Steel Share Price is less than $16.00, then the Exchange Ratio shall equal 0.2219. The “Steel Share Price” shall mean the average (rounded to the nearest cent) of the per share closing prices of Steel Common Stock as reported by Nasdaq for the forty trading days ending on the second trading day prior to the Closing Date. The shares of Steel Common Stock issuable to the holders of Iron Common Stock pursuant hereto (including shares to be reserved for issuance upon exercise of any Iron Convertible Securities to be assumed by Steel pursuant to the terms of this Agreement), together with the amount of cash in lieu of fractional shares payable pursuant to Section 2.1(d), is sometimes referred to herein, collectively, as the “Merger Consideration”. All shares of Iron Common Stock shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Merger Consideration. Except as otherwise provided herein or by applicable law, the holders of certificates previously evidencing such shares of Iron Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Iron Common Stock. Each such certificate previously evidencing such shares of Iron Common Stock shall be exchanged for the number of shares previously evidenced by the canceled certificate upon the surrender of such certificate in accordance with the provisions of Section 2.2 multiplied by the Exchange Ratio.

(b) Treasury Stock. All shares of capital stock of Iron held in the treasury of Iron immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no amount shall be delivered or deliverable in exchange therefor.

(c) Merger Sub Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) duly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) No Fractional Shares. No certificate or scrip representing any fractional shares of Steel Common Stock shall be issued pursuant to Section 2.1(a), and other than the right to receive the cash payment pursuant to this Section 2.1(d), any such fractional interests shall not entitle the owner thereof to any rights as a securityholder of Steel. Notwithstanding any other provision hereof, all holders of Iron Common Stock otherwise entitled to receive fractional shares of Steel Common Stock pursuant to Section 2.1(a) shall be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Steel Common Stock to which the holder of Iron Common Stock would otherwise be entitled under Section 2.1(a) multiplied by the closing price per share of Steel Common Stock on the Closing Date. As promptly as possible after the determination of the amount of cash to be paid to holders of fractional interests, the Exchange Agent shall so notify Steel, and Steel shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to holders of such fractional interests subject to and in accordance with the terms hereof.

(e) Restricted Stock. Each share of Iron Common Stock that, as of the Effective Time, remains subject to repurchase by Iron in the event a Iron employee ceases to be employed by Iron (“Iron Restricted Stock”) shall be converted into Merger Consideration pursuant to Section 2.1(a) hereof; provided, however, that the Steel Common Stock issuable to the holder of the Iron Restricted Stock pursuant to this Agreement shall be registered in such holder’s name, but shall be held by the Surviving Corporation or Steel pending the satisfaction of the applicable vesting periods and acceleration terms pursuant to existing agreements in effect at the Effective Time. Iron hereby assigns to the Surviving Corporation all repurchase rights relating to the Iron Restricted Stock, effective at the Effective Time. A listing of the holders of Iron Restricted Stock as of the date hereof, together with the number of shares of Iron Restricted Stock held by each (and the vesting terms relating thereto), is set forth in Section 2.1(e) of the Iron Schedule of Exceptions.

Section 2.2. Exchange of Certificates

(a) Exchange Agent. As of the Effective Time, Steel shall deposit the Merger Consideration with Wachovia Bank or an exchange agent designated by Steel and reasonably acceptable to Iron (the “Exchange Agent”), for the benefit of the former holders of shares of Iron Common Stock (excluding any shares described in Section 2.1(b) or 2.1(e)), for issuance and payment in accordance with this Article II. Steel shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver the Merger Consideration pursuant to Sections 2.1(a) and 2.1(d).

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time, Steel shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates (each a “Certificate” and collectively, the “Certificates”) that immediately prior to the Effective Time evidenced outstanding shares of Iron Common Stock (excluding any shares described in Section 2.1(b)): (i) a form letter of transmittal; and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly completed and any other required documents, the holder of such Certificate shall be entitled to receive, subject to Section 2.1(e) with respect to any Iron Restricted Stock, in exchange therefor the applicable amount of Merger Consideration pursuant to Section 2.1(a) and Section 2.1(d) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(i), and such Certificate shall forthwith be canceled. In the event of a surrender of a Certificate representing shares of Iron Common Stock which are not registered in the transfer records of Iron under the name of the Person surrendering such Certificate, a certificate representing the proper number of shares of Steel Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered if (x) such Certificate shall be properly endorsed or otherwise be in proper form for transfer to the Person surrendering such Certificate and requesting such issuance, (y) such Person surrendering such Certificate and requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Steel Common Stock to a Person other than the registered holder of such Certificate or shall establish to the satisfaction of Steel that such Taxes have been paid or are not applicable, and (z) such Person surrendering such Certificate shall, if required by Steel, have such Person’s signature guaranteed by a bank, brokerage firm or other financial intermediary that is a member of a medallion guarantee program. Until surrendered in accordance with the provisions of this Section 2.2, each Certificate shall represent for all purposes only the right to receive the applicable consideration set forth in Section 2.1, without any interest thereon.

(c) No Further Rights in Stock. All Merger Consideration issued upon the surrender for exchange of Certificates in accordance with the terms of Sections 2.1 and 2.2 hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Iron Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfer on the stock transfer books of the Surviving Corporation of the shares of Iron Common Stock represented by such Certificates which were outstanding immediately prior to the Effective Time. If, after the Effective Time, any such Certificates are presented to Steel, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

(d) Investment of Merger Consideration. The Exchange Agent shall invest any cash included in the Merger Consideration, as directed by Steel, on a daily basis. Any interest and other income resulting from such investments shall be paid to Steel.

(e) Termination of Exchange Agent. One hundred eighty (180) days after the Effective Time, the Exchange Agent will be terminated as such and will deliver to Steel any portion of the Merger Consideration that remains undistributed to the holders of Iron Common Stock, and any holder of Iron Common Stock that have not theretofore complied with this Article II shall thereafter look only to Steel for the Merger Consideration to which such holder is entitled pursuant hereto.

(f) No Liability. Neither Steel, the Exchange Agent nor the Surviving Corporation shall be liable to any holder of shares of Iron Common Stock for any Steel Common Stock or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Withholding of Tax. Steel or the Exchange Agent shall be entitled to deduct and withhold from the applicable amount of the Merger Consideration otherwise issuable to, and any cash payment in lieu of fractional shares otherwise payable pursuant to this Agreement to, any former holder of Iron Common Stock such amounts as Steel (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Steel (or any Affiliate thereof) or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Iron Common Stock in respect of whom such deduction and withholding was made by Steel (or any Affiliate thereof) or the Exchange Agent.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate evidencing shares of Iron Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit setting forth that fact by the Person claiming such lost, stolen or destroyed Certificate and the posting by such Person of a bond in such reasonable amount as Steel may direct as indemnity against any claim that may be made against Steel, the Surviving Corporation or the Exchange Agent with respect to such Certificate, Steel shall cause the Exchange Agent to pay to such Person the applicable amount of the Merger Consideration with respect to such lost, stolen or destroyed Certificate.

(i) Distributions With Respect To Unexchanged Iron Common Stock. No dividends or other distributions declared or made with respect to Steel Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Steel Common Stock such holder is entitled to receive pursuant to Section 2.1 until such holder shall surrender such Certificate. Subject to applicable law and the provisions of this Article II, following the surrender of any such Certificate, there shall be paid to the record holder of the shares of Steel Common Stock issued in exchange for such Certificate, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Steel Common Stock.

Section 2.3. Treatment of Iron Options and Warrants

(a) Iron Options. As of the Effective Time, each outstanding option to purchase or acquire shares of Iron Common Stock (an “Iron Option”) granted either: (i) under Iron’s 1993 Stock Option Plan, 1997 Consultant Stock Option Plan, 1999 Equity Compensation Plan or 2004 Equity Compensation Plan, each as amended (collectively, the “Iron Stock Option Plans”); or (ii) outside of the Iron Stock Option Plans for the purchase of a total of 1,147,023 shares of Iron Common Stock, shall be converted into an option to acquire Steel Common Stock as provided for in this Section 2.3(a). As of the Effective Time, each Option shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such Option was subject as of the Effective Time (including the terms and conditions of any applicable Iron Stock Option Plan), except that (i) each Option shall be exercisable for that number of whole shares of Steel Common Stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of Iron Common Stock subject to such Option at the Effective Time multiplied by (B) the Exchange Ratio; and (ii) the exercise price per share of Steel Common Stock issuable pursuant to each Option shall be equal to the exercise price per share of Iron Common Stock under such Option at the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Except for changes to the Options expressly provided for in the applicable Iron Stock Option Plan by reason of the consummation of the transactions contemplated hereby, the assumption and substitution of Options as provided herein shall not give the holders of such Options additional benefits or additional (or accelerated) vesting rights which such holders did not have as of the Effective Time, or relieve the holders of such Options of any obligations or restrictions applicable to their Options or the shares obtainable upon exercise of the Options. The adjustment provided for herein with respect to any Options that are “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner that is consistent with continued treatment of such Options as “incentive stock options” under Section 424(a) of the Code. The Iron Stock Option Plans shall be assumed by Steel with respect to all outstanding Options granted under the Iron Stock Option Plans, and no further options to purchase or acquire shares of Iron Common Stock or other awards or rights shall be granted under the Iron Stock Option Plans after the Effective Time. The duration and other terms of the new options provided for in this Section 2.3(a) shall be the same as the original Options except that all references to Iron shall be references to Steel.

(b) Iron Warrants. As of the Effective Time, each outstanding warrant to purchase or acquire shares of Iron Common Stock (an “Iron Warrant”), shall be converted into a warrant to purchase or acquire Steel Common Stock as provided for in this Section 2.3(b). As of the Effective Time, each Warrant shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such Warrant was subject as of the Effective Time, except that (i) each Warrant shall be exercisable for that number of whole shares of Steel Common Stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of Iron Common Stock subject to such Warrant at the Effective Time multiplied by (B) the Exchange Ratio; and (ii) the exercise price per share of Steel Common Stock issuable pursuant to each Warrant shall be equal to the exercise price per share of Iron Common Stock under such Warrant at the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Except for changes to the Warrants expressly provided for in the agreement pursuant to which such Warrant was subject as of the Effective Time by reason of the consummation of the transactions contemplated hereby, the assumption and substitution of Warrants as provided herein shall not give the holders of such Warrants additional benefits or additional rights which such holders did not have as of the Effective Time, or relieve the holders of such Warrants of any obligations or restrictions applicable to their Warrants or the shares obtainable upon exercise of the Warrants. Steel hereby assumes, as of the Effective Time, the obligations under each Iron Warrant and the obligations to deliver to the holder thereof such shares of Steel Common Stock as such holder is entitled to acquire pursuant hereto and thereto. The duration and other terms of the new warrants provided for in this Section 2.3(b) shall be the same as the original Warrants except that all references to Iron shall be references to Steel.

(c) Actions Relating to Options and Warrants. Steel shall take all corporate action reasonably necessary (x) to reserve for issuance a sufficient number of shares of Steel Common Stock for delivery upon the exercise of the Options and the Warrants and (y) to ensure that the shares of Steel Common Stock issued pursuant to the exercise of the Options and the Warrants are registered under the Securities Act, listed on the Nasdaq and may be freely transferred by the holders thereof, subject to Rule 145(d) under the Securities Act. Iron and Steel shall take all reasonably necessary steps to effectuate the foregoing provisions of this Section 2.3, including using reasonable efforts to obtain from each Option and Warrant holder any consent or agreement that may be deemed necessary in order to effectuate the transactions contemplated by the foregoing provisions of this Section 2.3.

(d) Form S-8. Without limiting the foregoing, Steel shall (i) file with the SEC on the Closing Date a post-effective amendment on Form S-8 to the Registration Statement with respect to the shares of Steel Common Stock subject to Options granted under or outside the Iron Stock Option Plans (as converted pursuant to Section 2.3(a)); and (ii) use commercially reasonable efforts to maintain the effectiveness of the Registration Statement, as amended by such post-effective amendment (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Options remain outstanding.

Section 2.4. Transfer Books

At the Effective Time, the transfer books of Iron with respect to all shares of capital stock and other securities of Iron shall be closed and no further registration of transfers of such shares of capital stock shall thereafter be made on the records of Iron.

Section 2.5. Certain Adjustments

If between the date hereof and the Effective Time, the outstanding shares of Iron Common Stock or of Steel Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio (and any other references herein to a price per share of Steel Common Stock) shall be adjusted accordingly to provide the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

Section 2.6. No Dissenters’ Rights

In accordance with Section 910 of New York Law, no appraisal rights shall be available to holders of shares of Iron Common Stock in connection with the Merger.

Article III

Representations and Warranties of Iron

Iron hereby represents and warrants to Steel and Merger Sub, except as disclosed in Iron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, or in Iron SEC Reports filed subsequent thereto and prior to the date of this Agreement, and subject to the further exceptions set forth in Iron’s Schedule of Exceptions delivered by Iron to Steel dated as of the date hereof (which exceptions shall specifically identify a section, subsection or clause of a single section or subsection hereof, as applicable, to which such exception relates, it being understood and agreed that each such exception shall also be deemed to be disclosed under any other section, subsection or clause hereof, if based solely on the face of such disclosure on such first section, it is readily apparent and clearly discernable that the disclosure applies to such other section and reasonably relates thereto), that:

Section 3.1. Organization And Qualification; Subsidiaries

Each of Iron and each Subsidiary of Iron (each a “Iron Subsidiary” and collectively the “Iron Subsidiaries” and each of which is listed along with its jurisdiction of organization and ownership structure in Section 3.1 of Iron’s Schedule of Exceptions) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Iron and each Iron Subsidiary is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on Iron. Each of Iron and each Iron Subsidiary has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses as now being conducted, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on Iron. Iron has no direct or indirect beneficial ownership of any securities, equity or other ownership interest in any Person other than the Iron Subsidiaries.

Section 3.2. Certificate Of Incorporation And Bylaws

Iron has heretofore delivered to Steel a complete and correct copy of the certificate or articles of incorporation and the bylaws of Iron and each Iron Subsidiary, each as amended to the date of this Agreement.

Each such certificate or articles of incorporation and bylaws is in full force and effect. Neither Iron nor any Iron Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation or bylaws.

Section 3.3. Capitalization

(a) The authorized capital stock of Iron consists of Seventy-Five Million (75,000,000) shares of Iron Common Stock and Five Million (5,000,000) shares of preferred stock, par value $0.0001 per share (“Iron Preferred Stock”). As of the close of business on June 22, 2005: (i) 49,111,055 shares of Iron Common Stock were issued and outstanding; (ii) all shares of Iron Common Stock issuable upon the exercise of the Iron Options and the Iron Warrants have been reserved for issuance; (iii) 16,515 shares of Iron Common Stock are held by Iron in Iron’s treasury; and (iv) no shares of Iron Preferred Stock are issued or outstanding. Section 3.3 of Iron’s Schedule of Exceptions sets forth a complete and correct list of the number of shares of Iron Common Stock subject to options and warrants, including, without limitation, those subject to employee stock options or other rights to purchase or receive Iron Common Stock granted under or outside the Iron Stock Option Plans, in each case including the dates of grant, exercise prices, vesting schedule and expiration dates for such options and warrants.

(b) All outstanding shares of capital stock of Iron are, and all shares which may be issued upon exercise of Iron Options and Iron Warrants will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.3, (i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Iron, (B) any securities of Iron or any Iron Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities or ownership interests of Iron or any Iron Subsidiary, (C) any warrants, calls, options or other rights to acquire from Iron or any Iron Subsidiary, and any obligation of Iron or any Iron Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other ownership interests in, Iron or any Iron Subsidiary, (ii) there are no outstanding obligations of Iron or any Iron Subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including, without limitation, any offer, issuance or sale in such a manner that would constitute a public offering of securities under the Securities Act, and (iii) except as contemplated in this Agreement, Iron is not under any obligation, has not agreed or committed, and has not granted rights, to register under the Securities Act or the Exchange Act, or otherwise file any registration statement under any such statute covering, any of its currently outstanding capital stock or other securities or any of its capital stock or other securities that may be subsequently issued.

(c) Neither Iron nor any Iron Subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of or granting any preemptive or antidilutive rights with respect to, any securities of Iron or any of the Iron Subsidiaries that are outstanding, or that may be subsequently issued upon the conversion or exercise of any instrument or otherwise.

Section 3.4. Authority

Iron has the necessary corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approval of Iron’s stockholders (“Iron Stockholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for Iron Stockholder Approval, the execution and delivery of this Agreement by Iron and the consummation by Iron of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Iron are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Iron and, assuming the due authorization, execution and delivery by Steel and Merger Sub, constitutes a legal, valid and binding obligation of Iron, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

Section 3.5. No Conflict; Required Filings and Consents

(a) The execution and delivery of this Agreement by Iron do not, and the performance by Iron of its obligations under this Agreement will not, (i) conflict with or violate the certificate or articles of incorporation or bylaws of Iron or any Iron Subsidiary, (ii) subject to obtaining the approvals and compliance with the requirements set forth in Section 3.5(b), conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Iron or any Iron Subsidiary or by which any of their respective properties or assets is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Iron or any Iron Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Iron or any Iron Subsidiary is a party or by which Iron, any Iron Subsidiary or any of their respective properties or assets is bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Iron from performing its obligations under this Agreement in any material respect, and (B) have not had and would not be reasonably likely to have a Material Adverse Effect on Iron or the Surviving Corporation.

(b) The execution and delivery of this Agreement by Iron do not, and the performance of this Agreement by Iron will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, or any governmental or regulatory authority, domestic or foreign (each a “Governmental Entity”), by or with respect to Iron or any Iron Subsidiary, except (i) for (A) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”), the National Association of Securities Dealers Automated Quotation System/National Market System (“Nasdaq”) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (B) filing and recordation of appropriate merger documents as required by New York Law, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Iron from performing its obligations under this Agreement in any material respect, or (B) have not had and would not be reasonably likely to have a Material Adverse Effect on Iron or the Surviving Corporation.

(c) The execution and delivery of this Agreement by Iron do not, the performance of this Agreement by Iron will not, and the consummation of the transactions contemplated by this Agreement will not, (i) entitle any current or former employee or officer of Iron or any Iron Commonly Controlled Entity to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation, due any such employee or officer, or (iii) accelerate the vesting of any stock option or of any shares of restricted stock or other securities of Iron.

Section 3.6. SEC Filings; Financial Statements

(a) Iron has filed all forms, reports, statements and other documents required to be filed with the SEC since January 1, 1999. All such required forms, reports, statements and other documents (including those that Iron may file subsequent to the date hereof) are referred to herein, collectively, as the “Iron SEC Reports”. As of their respective filing dates, the Iron SEC Reports (x) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations of the SEC thereunder applicable thereto and with the provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) then in effect and applicable to such filings when made, and (y) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim financial statements of Iron included in the Iron SEC Reports, including each Iron SEC Report filed after the date hereof until the Closing, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The financial statements, including all related notes and schedules, contained in the Iron SEC Reports (or incorporated by reference therein), including each Iron SEC Report filed after the date hereof until the Closing, present fairly in all material respects the consolidated financial position of Iron and the Iron Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of Iron and the Iron Subsidiaries for the periods indicated, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be noted therein) and subject in the case of interim financial statements to normal year-end adjustments and preparation of footnotes.

(c) Each of the principal executive officer and the principal financial officer of Iron has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to Iron SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Iron does not have and has not arranged any outstanding extensions of credit to directors or executive officers within the meaning of Section 402 of SOX.

(d) Iron maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Iron’s assets.

(e) Iron’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Iron in the Iron SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Iron’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Iron required under the Exchange Act with respect to such reports.

(f) Iron is not a party to, or does not have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Iron, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Iron in Iron SEC Reports.

(g) Since January 1, 2003, Iron has not received any oral or written notification of any (x) significant deficiency or (y) material weakness in Iron’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight board, as in effect on the date hereof.

Section 3.7. Absence Of Certain Changes Or Events

Since December 31, 2004, Iron and the Iron Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, and there has not been (a) any Material Adverse Effect on Iron, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Iron’s capital stock, (c) any split, combination or reclassification of any of Iron’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (d) (i) any granting by Iron or any Iron Subsidiary to any current or former director, officer or employee of Iron or any of the Iron Subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation in the ordinary course of business consistent with past practice, (ii) any granting by Iron or any of the Iron Subsidiaries to any such current or former director, officer or employee of any increase in, or acceleration of benefits in respect of, severance or termination pay, or pay in connection with a change of control of Iron, (iii) any entry by Iron or any of the Iron Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, change of control, termination or indemnification agreement with any such current or former director, officer or employee or (iv) any amendment to, or modification of, any option outstanding under the Iron Stock Option Plans, (e) any damage, destruction or loss, whether or not covered by insurance, that would be reasonably likely to have a Material Adverse Effect on Iron, (f) any change in accounting methods, principles or practices by Iron materially affecting its assets, liabilities or businesses, except insofar as may have been required by a change in GAAP, or (g) made any material Tax election by Iron or any Iron Subsidiary inconsistent with past practices or any settlement or compromise of any material income Tax liability.

Section 3.8. Absence Of Litigation

Except as set forth in Iron’s SEC Reports filed with the SEC prior to the date of this Agreement, there are (a) no claims, actions, suits, investigations, or proceedings pending or, to the knowledge of Iron, threatened against Iron or any Iron Subsidiary before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that would be reasonably likely to have a Material Adverse Effect on Iron or that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against Iron or any Iron Subsidiary that would be reasonably likely to have a Material Adverse Effect on Iron.

Section 3.9. Licenses And Permits; Compliance With Laws

Iron and the Iron Subsidiaries hold all permits, licenses, franchises, authorizations and approvals from all Governmental Entities (the “Iron Permits”) which are necessary for the operation of the businesses of Iron and the Iron Subsidiaries as presently conducted and for Iron and the Iron Subsidiaries to own, lease and operate their respective properties, except where the failure to have any such permits, licenses or approvals would not have a Material Adverse Effect on Iron. Iron and the Iron Subsidiaries are in compliance with the terms of the Iron Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply would not have a Material Adverse Effect on Iron.

Section 3.10. Unlawful Payments

None of Iron, any Iron Subsidiary, or any officer, director, employee, agent or representative of Iron or any Iron Subsidiary has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of Iron or any Iron Subsidiary, unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.

Section 3.11. Taxes

Iron and the Iron Subsidiaries have prepared and filed on a timely basis (including extensions) with all appropriate Governmental Entities all material returns, reports, information statements and other documentation (including extensions) required to be filed by Iron and the Iron Subsidiaries in respect of Taxes (the “Iron Tax Returns”), and all such Iron Tax Returns are correct and complete in all material respects. Iron and the Iron Subsidiaries have paid in full all Taxes due (other than Taxes, the failure of which to pay would not have a

Material Adverse Effect on Iron or the Iron Subsidiaries). Iron and the Iron Subsidiaries have withheld from payments made to its present or former employees, contractors, officers and directors or other third parties, all amounts required by law to be withheld, except where the liability for which would not have a Material Adverse Effect on Iron or the Iron Subsidiaries, and have, where required, remitted such amounts within the applicable periods to the appropriate Governmental Entities. In addition, (a) there are no assessments of, or claims against, Iron or the Iron Subsidiaries with respect to material Taxes that are outstanding, (b) no Governmental Entity is conducting an examination or audit of Iron or any Iron Subsidiary in respect of material Taxes and neither Iron nor any Iron Subsidiary has received written notice of any such examination or audit from any Governmental Entity, and (c) neither Iron nor any Iron Subsidiary has executed or filed any agreement extending the period of assessment or collection of any Taxes which remain in effect.

Section 3.12. Intellectual Property

Section 3.12 of the Iron Schedule of Exceptions lists all items of Intellectual Property owned or licensed to Iron, except commonly available software held pursuant to standard or “shrink wrap” licenses. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Iron and except as disclosed in the Iron SEC Reports filed prior to the date of this Agreement, (a) Iron and each Iron Subsidiary owns, or is licensed to use (in each case, free and clear of any Encumbrances), all Intellectual Property used in or necessary or useful for the conduct of its business as currently conducted, (b) the use of any Intellectual Property by Iron and the Iron Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Iron or any Iron Subsidiary acquired the right to use any Intellectual Property, (c) no Person is challenging, infringing on or otherwise violating any right of Iron or any Iron Subsidiary with respect to any Intellectual Property owned by and/or licensed to Iron or any Iron Subsidiary, and all patents owned by or licensed to Iron or any Iron Subsidiary are valid and enforceable, (d) neither Iron nor any Iron Subsidiary has received any written notice or otherwise has knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by Iron and the Iron Subsidiaries, (e) no Intellectual Property owned and/or licensed by Iron or the Iron Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property, and (f) Iron and all Iron Subsidiaries have taken commercially reasonable measures to protect and document its Intellectual Property.

Section 3.13. Material Contracts

Each of the agreements filed as an exhibit to an Iron SEC Report that is in full force and effect and each of the agreements that would have been required to be filed as an exhibit to an Iron SEC Report (collectively “Iron Material Contracts”) is valid and in full force and effect on the date hereof except to the extent expired in accordance with its terms, and neither Iron nor any Iron Subsidiary has (or has any knowledge that any party thereto has) violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Iron Material Contract, except defaults which would not reasonably be expected to have a Material Adverse Effect on Iron. True and complete copies of all Iron Material Contracts have been made available to Steel.

Section 3.14. Employee Benefit Plans

(a) Section 3.14 of Iron’s Schedule of Exceptions sets forth a list of all Iron Benefit Plans. Each Iron Benefit Plan (as defined below) intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and no circumstances exist that could reasonably be expected by Iron to result in the revocation of any such determination. Each Iron Benefit Plan is in compliance with the applicable terms, if any, of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code and any other applicable laws, rules and regulations, except where the non-compliance, breach or violation of which would not result in a Material Adverse Effect on Iron. Neither Iron or any Iron Controlled Common Entity nor any fiduciary of a Iron Benefit Plan has engaged in any “prohibited transaction” as defined in Section 406 of ERISA or in Section 4975 of the Code with respect to any Iron Benefit Plan.

(b) Neither Iron nor any Iron Controlled Common Entity has ever maintained sponsored or contributed to a defined benefit pension plan subject to Section 412 of the Code or Title IV of ERISA.

(c) No Iron Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). Neither Iron nor any Iron Commonly Controlled Entity has completely or partially withdrawn from any Multiemployer Plan. No termination liability to the Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan has been or is reasonably expected to be incurred by Iron or any Iron Commonly Controlled Entity.

(d) Iron has furnished or made available to Steel complete copies, as amended through the date hereof, of all of Iron Benefit Plans that have been reduced to writing, together with all documents establishing or constituting any related trust, annuity contract, insurance contract or other funding instrument, and a written summary of such Iron Benefits Plans that have not been reduced to writing. Iron has furnished or made available to Steel complete copies of all existing current plan summaries, employee booklets, personnel manuals and other material documents or written materials concerning Iron Benefit Plans.

(e) No amount that could be received by (whether in cash or property or the vesting of property), or benefit provided to, any officer, director or employee of Iron or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would be an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). No such Person is entitled to receive any additional payment from Iron, the Surviving Corporation or any other Person (a “Parachute Gross Up Payment”) which would result in imposition of the excise tax of Section 4999(a) of the Code on such Person. The Board of Directors of Iron has not granted to any officer, director or employee of Iron or any Iron Subsidiary any right to receive any Parachute Gross Up Payment. Section 3.14(e) of Iron’s Schedule of Exceptions sets forth the “base amount” (as such term is defined in Section 280G(b)(3) of the Code) for each disqualified individual (defined as set forth above) whose Options will vest pursuant to their terms as a result of this Agreement or the Merger.

(f) All required reports and descriptions, if any (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each Iron Benefit Plan. The requirements of Part 6 of Subtitle B of Title 1 of ERISA and of Section 4980B of the Code (“COBRA”) and the Health Insurance Portability and Accountability Act of 1996 have been met with respect to each Iron Benefit Plan.

(g) No Iron Benefit Plan is an Employee Stock Ownership Plan or otherwise invests in “employer securities” (as such term is defined in Section 409(l) of the Code).

(h) Iron has made all contributions and other payments required by and due under the terms of each Iron Benefit Plan and has taken no action (including, without limitation, actions required by law) relating to any Iron Benefit Plan that will increase Iron’s or any Iron Commonly Controlled Entity’s obligation under any Iron Benefit Plan.

(i) No Iron Benefit Plan is a “qualified foreign plan” (as such term is defined in Section 404A of the Code), and no Iron Benefit Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions.

(j) Neither Iron nor any Iron Commonly Controlled Entity has promised or provides post-retirement medical life insurance or other benefits due now or in the future to current, former or retired employees of Iron or any Iron Common Controlled Entity other than benefits required pursuant to COBRA.

(k) As used herein, (i) “Benefit Plans” means any pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation or bonus plans or agreements or other incentive plans or agreements, all other employee programs, arrangements or agreements and all other employee benefit plans or fringe benefit plans, including, without limitation, all “employee benefit plans” as that term is defined in Section 3(3) of ERISA; (ii) “Iron Benefit Plans” mean the Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Iron or any Iron Commonly Controlled Entity for the benefit of present and former employees or directors of Iron and of each Iron Subsidiary or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity; and (iii) “Iron Commonly Controlled Entity” means an entity that is a member with Iron of a “controlled group of corporations” within the meaning of Section 414(b) or (c) of the Code.

Section 3.15. Properties; Assets

Except as disclosed in the Iron SEC Reports filed with the SEC prior to the date of this Agreement or as described in clause (c) below: (a) neither Iron nor any Iron Subsidiary owns or leases any real property; (b) each of Iron and the Iron Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, as applicable, all real property owned or leased by Iron or a Iron Subsidiary (the “Iron Real Property”) and all other properties and assets reflected in the consolidated balance sheet of Iron at December 31, 2004 included in Iron’s Annual Report on Form 10-K filed with the SEC, and (c) none of such properties or assets are subject to any Encumbrance, except for liens for taxes not yet due and payable, and easements and restrictions of record, if any, which are not substantial in amount, do not materially detract from the value of the property or assets subject thereto and do not impair the operations of Iron and the Iron Subsidiaries thereon.

Section 3.16. Labor Relations

Neither Iron nor any Iron Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the employees of Iron or any Iron Subsidiary. Iron and each Iron Subsidiary is in compliance with all laws relating to the employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, affirmative action plans, immigration and the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions, except for any noncompliance which would not have a Material Adverse Effect on Iron.

Section 3.17. Environmental Matters

(a) Except for matters which would not have a Material Adverse Effect on Iron, to the knowledge of Iron, (i) Iron and each Iron Subsidiary are in compliance with all applicable Environmental Laws (as defined below); (ii) neither Iron nor any Iron Subsidiary has received any written communication that alleges that Iron or any Iron Subsidiary is not in compliance with applicable Environmental Laws; (iii) all permits and other governmental authorizations currently held by Iron and each Iron Subsidiary pursuant to the Environmental Laws (“Iron Environmental Permits”) are in full force and effect, Iron and each Iron Subsidiary are in compliance with all of the terms of such Iron Environmental Permits, and no other permits or other governmental authorizations are required by Iron or any Iron Subsidiary for the conduct of their respective businesses; and (iv) the management, handling, storage, transportation, treatment, and disposal by Iron and each Iron Subsidiary of any Hazardous Materials (as defined below) is and has been in compliance with all applicable Environmental Laws.

(b) There is no Iron Environmental Claim (as defined below) pending or, to the knowledge of Iron, threatened against or involving Iron, any of the Iron Subsidiaries or against any Person whose liability for any Environmental Claim Iron or any of the Iron Subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(c) Except for matters which would not have a Material Adverse Effect on Iron, to the knowledge of Iron, there are no past or present actions or activities by Iron, any Iron Subsidiary or any other Person involving the storage, treatment, release, emission, discharge, disposal or arrangement for disposal of any Hazardous Materials, that could reasonably form the basis of any Iron Environmental Claim against Iron or any Iron Subsidiary or against any Person whose liability for any Iron Environmental Claim Iron or any Iron Subsidiary may have retained or assumed, either contractually or by operation of law.

(d) As used herein, these terms shall have the following meanings:

(i) “Iron Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person or Governmental Entity alleging potential liability arising out of, based on or resulting from the presence, or release or threatened release into the environment of, or any exposure to, any Hazardous Materials at any property or location owned or leased by Iron or any Iron Subsidiary or other circumstances forming the basis of any violation or alleged violation of any Environmental Law.

(ii) “Environmental Laws” means all applicable foreign, federal, state and local laws (including the common law), rules, requirements and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials or relating to management of asbestos in buildings.

(iii) “Hazardous Materials” means wastes, substances, or materials (whether solids, liquids or gases) that are deemed hazardous, toxic, pollutants, or contaminants under any Environmental Laws, including, without limitation, substances defined as “hazardous substances”, “toxic substances”, “radioactive materials, including sources of ionizing and nonionizing radiation”, “petroleum products or wastes” or other similar designations in, or otherwise subject to regulation under, any Environmental Law.

Section 3.18. Insurance

Iron and the Iron Subsidiaries maintain insurance policies that: (a) insure against such risks, and are in such amounts, as are appropriate and reasonable, in the judgment of Iron’s management, considering Iron and the Iron Subsidiaries’ properties, businesses and operations; (b) are in full force and effect in all material respects; and (c) are valid, outstanding and enforceable in all material respects. Neither Iron nor any of the Iron Subsidiaries has received or given written notice of cancellation with respect to any such insurance policies which are currently in effect.

Section 3.19. Board Approval; Vote Required

The Board of Directors of Iron has determined that the transactions contemplated by this Agreement are advisable and in the best interests of Iron and its stockholders and has resolved to recommend to such stockholders that they vote in favor of approval and adoption of this Agreement (the “Iron Directors’ Recommendation”). The affirmative vote at the Iron Stockholders Meeting of the holders of two-thirds of all outstanding shares of Iron Common Stock entitled to vote to approve and adopt this Agreement is the only vote of the holders of any class or series of Iron’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.20. Opinion Of Financial Advisor

The Board of Directors of Iron has received the opinion of UBS Securities LLC, Iron’s financial advisor, to the effect that, as of the date of the opinion, the Exchange Ratio is fair from a financial point of view to the holders of Iron Common Stock, and such opinion has not been withdrawn or modified in any material respect as of the date of this Agreement.

Section 3.21. Brokers

Except for fees payable to UBS Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Iron. Prior to the date of this Agreement, Iron has furnished or made available to Steel a complete and correct copy of all agreements between Iron and UBS Securities LLC pursuant to which such firm will be entitled to any payment relating to the transactions contemplated by this Agreement.

Section 3.22. Takeover Provisions Inapplicable

Neither the provisions of Section 912 nor Section 1600 et seq. of the New York Law are applicable to the transactions contemplated by this Agreement. No other state takeover statute or similar statute or regulation applies to or purports to apply to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 3.23. Tax Matters

Neither Iron nor any of its Affiliates has taken or agreed to take any action, or failed to take any action, that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

Section 3.24. Registration Statement; Joint Proxy Statement/Prospectus

The information supplied by Iron or required to be supplied by Iron (except to the extent revised or superseded by amendments or supplements) for inclusion or incorporation by reference in the registration statement on Form S-4, or any amendment or supplement thereto, pursuant to which the shares of Steel Common Stock to be issued in the Merger (including the shares of Steel Common Stock issuable pursuant to the Iron Options and Warrants) will be registered under the Securities Act (including any amendments or supplements, the “Registration Statement”) shall not, at the time the Registration Statement (including any amendments or supplements thereto) is filed with the SEC, is amended or supplemented or is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Iron or required to be supplied by Iron (except to the extent revised or superseded by amendments or supplements) for inclusion in the proxy statement relating to Iron Stockholders Meeting and the Steel Stockholders Meeting (such joint proxy statement, together with the prospectus relating to the shares of Steel Common Stock to be issued in the Merger, in each case as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Iron’s stockholders and Steel’s stockholders, at the time of the Iron Stockholders Meeting and the Steel Stockholders Meeting, or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies by or on behalf of Iron for the Iron Stockholders Meeting or by or on behalf of Steel for the Steel Stockholders Meeting which has become false or misleading. The Joint Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, Iron makes no representation, warranty or covenant with respect to any information supplied or required to be supplied solely by Steel which is contained in or omitted from any of the foregoing documents.

Section 3.25. Regulatory Compliance

(a) As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (the “FDA”) under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) and the

Public Health Services Act, as amended (“PHSA”) and the regulations thereunder, and each product subject to the jurisdiction of the Drug Enforcement Administration (“DEA”) under the Controlled Substances Act, as amended, and Controlled Substances Import and Export Act, as amended (“CSA”) and the regulations thereunder (each such product, a “Pharmaceutical Product”) that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by Iron or any Iron Subsidiary, such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by Iron or any Iron Subsidiary in compliance with all applicable requirements under FDCA, PHSA, CSA, and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports except where the failure to be in compliance would not have a Material Adverse Effect on Iron. Except as disclosed in the Iron SEC Reports filed with the SEC prior to the date of this Agreement, none of Iron or any Iron Subsidiary has received any notice, warning letter or other communication from the FDA, DEA, or any other Governmental Entity (i) contesting the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, sale of, controlled substance scheduling of and quotas for, or the labeling and promotion of any Pharmaceutical Product described in this Section 3.26 or (ii) otherwise alleging any violation of any laws, rules or regulations by Iron or any Iron Subsidiary, and which would have a Material Adverse Effect on Iron.

(b) No Pharmaceutical Products of Iron or any Iron Subsidiary have been recalled, withdrawn, replaced, suspended or discontinued nor have any DEA registrations been terminated by Iron or any Iron Subsidiary in the United States or outside the United States (whether voluntarily or otherwise) which has had or would have a Material Adverse Effect on Iron.

(c) As to each Pharmaceutical Product of Iron or the Iron Subsidiaries for which a human biological license application, human establishment license application, human product license application, new human drug application, investigational new human drug application, abbreviated or supplemental new human drug application, investigational new animal drug application, new animal drug application, or abbreviated or supplemental new animal drug application, registration or quota issued by the DEA, or similar state or foreign regulatory application has been approved, Iron and the Iron Subsidiaries are in compliance with 21 U.S.C. sec. 355, 360b, 42 U.S.C. sec. 351, and 21 U.S.C. sec. 822, and 21 C.F.R. Parts 312, 314, 511, 514, 601, and 1301 et seq., respectively, and similar laws and all terms and conditions of such applications, except where the failure to be in compliance would not have a Material Adverse Effect on Iron. As to each such application or other submission that Iron or the Iron Subsidiaries has submitted to, but not yet gained approval or other permission from FDA or DEA, Iron has provided all additional information and taken all additional action reasonably required by the FDA or DEA in connection with the application or submission. In Iron’s good faith opinion, there are no facts or circumstances that would reasonably be expected to delay, in any material respect, outside the ordinary course of business, or prevent approval of any pending applications or other submissions to FDA or DEA. As to each such Pharmaceutical Product, Iron and any relevant Iron Subsidiary, and the officers, employees or agents of Iron and such Iron Subsidiary have included in the application for such Pharmaceutical Product, where required, the certification described in 21 U.S.C. sec. 335a(k)(1) or any similar law and the list described in 21 U.S.C. sec. 335a(k)(2) or any similar law, and such certification and such list was in each case true and accurate when made and remained true and accurate thereafter. In addition, Iron and the Iron Subsidiaries are in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. sec. 360 and 21 C.F.R. Part 207 and all similar laws.

(d) Each article of any Pharmaceutical Product manufactured and released and/or distributed by Iron or any of the Iron Subsidiaries is not adulterated within the meaning of 21 U.S.C. sec. 351 (or similar laws) or misbranded within the meaning of 21 U.S.C. sec. 352 (or similar laws), except where such failure in compliance with the foregoing would not have a Material Adverse Effect on Iron.

(e) Neither of Iron nor any Iron Subsidiary, or any officer, employee or agent of Iron or any Iron Subsidiary has made any untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity, failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither Iron nor any Iron Subsidiary nor any officer, employee or agent of Iron or any Iron Subsidiary has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar law or authorized by 21 U.S.C. sec. 335a(b) or any similar law.

(f) Neither Iron nor any Iron Subsidiary has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action, including lawsuits, arbitrations, or legal or administrative or regulatory proceedings, charges, complaints, or investigations, nor are there any completed or pending efforts to withdraw its approval of, request the recall of, suspension of, seizure of, change the quotas for controlled substances, or change the controlled substances schedules of any Pharmaceutical Product of Iron or any Iron Subsidiary, or commenced, or threatened to initiate, any action to impose a clinical hold on any clinical investigation by Iron or any Iron Subsidiary, withdraw advertising or sales promotion materials, or any action to enjoin production at, or suspend or revoke the DEA registration or any facility of, or enter into a Consent Decree or Permanent Injunction with Iron or any Iron Subsidiary which would have a Material Adverse Effect on Iron.

(g) Iron and each of the Iron Subsidiaries are not in violation of and are in compliance with, all applicable laws, rules and regulations regarding the conduct of pre-clinical and clinical investigations, including, but not limited to, good laboratory practices, good clinical practices, investigational new drug requirements and requirements regarding informed consent and Institutional Review Boards designed to ensure the protection of the rights and welfare of human subjects, including, but not limited to, the requirements provided in 21 C.F.R. Parts 50, 56, 58 and 312, except where the failure to be in compliance would not have a Material Adverse Effect on Iron. Each clinical trial with respect to Pharmaceutical Products of Iron and each of the Iron Subsidiaries has been conducted in accordance with its clinical trial protocol and Iron or one of the Iron Subsidiaries has filed all required notices (and made available to Steel copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials of such Pharmaceutical Products, and Iron or one of the Iron Subsidiaries has filed all required notices of any such occurrence, except where the failure to be in compliance with the protocol or relevant reporting requirements would not have a Material Adverse Effect on Iron.

(h) Iron or the Iron Subsidiaries are authorized to sell Pharmaceutical Products in each of the countries in which such Pharmaceutical Products are currently being sold and all permits necessary for such sale are held by Iron or one of the Iron Subsidiaries. To the extent that any biological drugs or other drug is intended for export from the United States, each of Iron and any Iron Subsidiary is in full compliance with all of the requirements in 21 U.S.C. sec. 381(e) or sec. 382, and the Controlled Substances Import and Export Act 21 U.S.C. sec. 951, et. seq., except where the failure to be in compliance would not have a Material Adverse Effect on Iron.

(i) All manufacturing, warehousing, distributing, and testing operations conducted by or for the benefit of Iron and each of the Iron Subsidiaries are not in violation of and have been and are being conducted in compliance with, the good manufacturing practice regulations set forth in 21 C.F.R. Parts 210 and 211, except where the failure to be in compliance would not have a Material Adverse Effect on Iron.

(j) No person has filed a claim for loss or potential loss under any indemnity covering participants in clinical trials of Pharmaceutical Products of Iron or one of the Iron Subsidiaries.

(k) No material modifications to the process by which Pharmaceutical Products of Iron or any of the Iron Subsidiaries that have been or are being used in clinical trials will be necessary in order to manufacture commercial quantities of such Pharmaceutical Products.

(l) Iron does not manufacture, sell or distribute, and has not developed and is not currently developing any veterinary biological products, radiopharmaceuticals, or medical devices.

(m) Iron has provided or made available to Steel all documents in its possession or the possession of the Iron Subsidiaries concerning communication to or from FDA or DEA, or prepared by FDA or DEA which bear in any material respect on compliance with FDA or DEA regulatory requirements, including, but not limited to, any deficiency letter, warning letter, non-approvable letter/order, withdrawal letter/order, or similar communications.

Section 3.26. Inventory

(a) Iron’s finished goods inventory consists of products of a quality and quantity usable and salable in the ordinary course of business. Iron’s inventory (i) was manufactured and stored in all material respects in accordance with the applicable specifications for the products in effect at the time of manufacture, and (ii) is not adulterated or misbranded within the meaning of the FDCA in any material respect. Each item of finished goods inventory has at least 18 months remaining until its expiry date. All other Iron inventory, including active pharmaceutical ingredient inventory, other product components, packaging materials, labels and other non-product inventory items, have a remaining shelf life of at least 11 months.

(b) Since December 31, 2004, Iron has not (i) materially altered its distribution practices or terms with respect to products, or (ii) caused or effected a material increase in the inventory level of products in its wholesale channel.

Section 3.27. Disclosure

No representation or warranty of Iron in this Agreement, including the Iron Schedule of Exceptions, contains any statement which is false or misleading with respect to any material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not false or misleading.

Article IV

Representations and Warranties of Merger Sub

Merger Sub represents and warrants to Iron as follows:

Section 4.1. Organization and Qualification

Merger Sub is a corporation duly organized, validly existing and in good standing under New York Law. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement, except for obligations or liabilities incurred in the ordinary course in connection with its incorporation and organization and otherwise in connection with the transactions contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Merger Sub has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as now being conducted, except for such failures which have not had and would not reasonably be likely to have a Material Adverse Effect on Merger Sub.

Section 4.2. Certificate of Incorporation and Bylaws

Merger Sub has heretofore made available to Iron a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub, each as amended to date. Such certificate of incorporation and bylaws are in full force and effect. Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 4.3. Authority

Merger Sub has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Iron and Steel, constitutes a legal, valid and binding obligation of Merger Sub, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

Section 4.4. No Conflict; Required Filings And Consents

(a) The execution and delivery of this Agreement by Merger Sub do not, and the performance by Merger Sub of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of Merger Sub, (ii) subject to compliance with the requirements set forth in Section 4.4(b) below, conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Merger Sub or by which any of its properties or assets is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the properties or assets of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any of its properties or assets is bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that (A) would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect, and (B) have not had and would not be reasonably likely to have a Material Adverse Effect on Merger Sub or the Surviving Corporation.

(b) The execution and delivery of this Agreement by Merger Sub does not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by or with respect to Merger Sub, except (i) for (A) applicable requirements, if any, of the Exchange Act, Securities Act, Nasdaq and the HSR Act, and (B) filing and recordation of appropriate merger documents as required by New York Law, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of the Merger in any material respect, and (B) have not had and would not be reasonably likely to have a Material Adverse Effect on Merger Sub or the Surviving Corporation.

Article V

Representations and Warranties of Steel

Steel represents and warrants to Iron, except as disclosed in Steel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, or in Steel SEC Reports filed subsequent thereto and prior to the date of this Agreement, and subject to the further exceptions set forth herein and in Steel’s Schedule of Exceptions delivered by Steel to Iron dated as of the date hereof (which exceptions shall specifically identify a section, subsection or clause of a single section or subsection hereof, as applicable, to which such exception relates, it being understood and agreed that each such exception shall also be deemed to be disclosed under any other section, subsection or clause hereof if, based solely on the face of such disclosure or such first section, it is readily apparent and clearly discernable that the disclosure applies to such other section and reasonably relates thereto), that:

Section 5.1. Organization and Qualification; Subsidiaries

Each of Steel and each Subsidiary of Steel (each a “Steel Subsidiary” and collectively, the “Steel Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Steel and each Steel Subsidiary is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on Steel. Each of Steel and each Steel Subsidiary has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as now being conducted, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on Steel.

Section 5.2. Certificate of Incorporation and Bylaws

Steel has heretofore delivered to Iron a complete and correct copy of the certificate or articles of incorporation and the bylaws of Steel and each Steel Subsidiary, each as amended to date. Each certificate or articles of incorporation and bylaws is in full force and effect. Neither Steel nor any Steel Subsidiary is in violation of any of the provisions of its certificate or articles of incorporation or bylaws.

Section 5.3. Capitalization

(a) The authorized capital stock of Steel consists of Eighty Million (80,000,000) shares of Steel Common Stock and Five Million (5,000,000) shares of preferred stock, par value $0.001 per share, Nine Hundred Thousand (900,000) of which have been designated as Series A Junior Participating Preferred Stock and reserved for issuance under Steel’s Rights Agreement with Computershare Investor Services, LLC dated as of January 10, 2003 (the “Steel Rights Plan”). As of the close of business on June 22, 2005: (i) 36,778,277 shares of Steel Common Stock were issued and outstanding; (ii) all shares of Steel Common Stock issuable upon the exercise of outstanding employee stock options or other rights to purchase or receive Steel Common Stock granted under the Steel’s 1996 and 2005 Stock Plans (the “Steel Stock Plans”) have been reserved for issuance; (iii) no shares of Steel Common Stock were held by Steel in Steel’s treasury; and (iv) no shares of Steel preferred stock were issued and outstanding.

(b) All outstanding shares of capital stock of Steel are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 5.3 and except for changes resulting from the issuance of shares of Steel Common Stock pursuant to the Steel Stock Plans or as expressly permitted by this Agreement, as of the date hereof (i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Steel, (B) any securities of Steel or any Steel Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of or ownership interests in Steel or any Steel Subsidiary, (C) any warrants, calls, options or other rights to acquire from Steel or any Steel Subsidiary, and any obligation of Steel or any Steel Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or voting securities of or other ownership interests in, Steel or any Steel Subsidiary, (ii) there are no outstanding obligations of Steel or any Steel Subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including, without limitation, any offer, issuance or sale in such a manner that would constitute a public offering under the Securities Act and (iii) except as contemplated in this Agreement, Steel is not presently under any obligation, has not agreed or committed, and has not granted rights, to register under the Securities Act or the Exchange Act, or otherwise file any registration statement under any such statute covering, any of its currently outstanding capital stock or other securities or any of its capital stock or other securities that may be subsequently issued.

(c) Neither Steel nor any Steel Subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, or granting any preemptive or antidilutive rights with respect to, any securities of Steel or any Steel Subsidiary that are outstanding as of the date hereof, or that may be subsequently issued upon the conversion or exercise of any instrument or otherwise.

Section 5.4. Authority

Steel has the necessary corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approval of the stockholders of Steel (the “Steel Stockholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for the Steel Stockholder Approval, the execution and delivery of this Agreement by Steel and the consummation by Steel of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Steel are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Steel and, assuming the due authorization, execution and delivery by Iron, constitutes a legal, valid and binding obligation of Steel, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity. Steel, as the sole stockholder of Merger Sub, has approved and adopted this Agreement.

Section 5.5. No Conflict; Required Filings and Consents

(a) The execution and delivery of this Agreement by Steel do not, and the performance by Steel of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of Steel, (ii) subject to obtaining the approvals and compliance with the requirements set forth in Section 5.5(b), conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Steel or any Steel Subsidiary or by which any of their respective properties or assets are bound or affected, or (iii) result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Steel or any Steel Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Steel or any Steel Subsidiary is a party or by which Steel, any Steel Subsidiary or any of their respective properties or assets are bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Steel from performing its obligations under this Agreement in any material respect, and (B) have not and would not be reasonably likely to have a Material Adverse Effect on Steel.

(b) The execution and delivery of this Agreement by Steel does not, and the performance of this Agreement by Steel will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by or with respect to Steel, except (i) for (A) applicable requirements, if any, of the Securities Act, Blue Sky Laws, Exchange Act, Nasdaq and the HSR Act and (B) filing and recordation of appropriate merger documents as required by New York Law and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Steel from performing its obligations under this Agreement in any material respect, and (B) have not had and would not reasonably likely to have a Material Adverse Effect on Steel.

Section 5.6. SEC Filings; Steel Financial Statements

(a) Steel has filed all forms, reports, statements and other documents required to be filed with the SEC since January 1, 1999. All such required forms, reports, statements and other documents (including those that Steel may file subsequent to the date hereof) are referred to herein, collectively, as the “Steel SEC Reports”. As of their respective filing dates, the Steel SEC Reports (x) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations of the SEC thereunder applicable thereto and with the provisions of SOX then in effect and applicable to such filings when made, and (y) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim financial statements of Steel included in the Steel SEC Reports, including each Steel SEC Report filed after the date hereof until the Closing, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The financial statements, including all related notes and schedules, contained in the Steel SEC Reports (or incorporated by reference therein), including each Steel SEC Report filed after the date hereof until the Closing, present fairly in all material respects the consolidated financial position of Steel and the Steel Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of Steel and the Steel Subsidiaries for the periods indicated, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be noted therein) and subject in the case of interim financial statements to normal year-end adjustments and preparation of footnotes.

(c) Each of the principal executive officer and the principal financial officer of Steel has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to Steel SEC Reports, and the statements contained in such certifications are true and accurate. Steel does not have and has not arranged any outstanding extensions of credit to directors or executive officers within the meaning of Section 402 of SOX.

(d) Steel maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Steel’s assets.

(e) Steel’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Steel in the Steel SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Steel’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Steel required under the Exchange Act with respect to such reports.

(f) Steel is not a party to, or does not have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Iron, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Steel in Steel SEC Reports.

(g) Since January 1, 2003, Steel has not received any oral or written notification of any (x) significant deficiency or (y) material weakness in Steel’s internal control over financial reporting.

Section 5.7. Absence Of Certain Changes Or Events

Since December 31, 2004, Steel and the Steel Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, there has not been (a) any Material Adverse Effect on Steel, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Steel’s capital stock, (c) any split, combination or reclassification of any of Steel’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (d) (i) any granting by Steel or any Steel Subsidiary to any current or former director, officer or employee of Steel or any of the Steel Subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation in the ordinary course of business consistent with past practice, or (ii) any amendment to, or modification of, any option outstanding under the Steel Stock Plans (other than adoption of the 2005 Stock Plan), (e) any damage, destruction or loss, whether or not covered by insurance, that would be reasonably likely to have a Material Adverse Effect on Steel, (f) any change in accounting methods, principles or practices by Steel materially affecting its assets, liabilities or businesses, except insofar as may have been required by a change in GAAP, or (g) made any material Tax election by Steel or any Steel Subsidiary inconsistent with past practices or any settlement or compromise of any material income Tax liability.

Section 5.8. Absence Of Litigation

Except as set forth in Steel’s SEC Reports filed with the SEC prior to the date of this Agreement, there are (a) no claims, actions, suits, investigations, or proceedings pending or, to the knowledge of Steel, threatened against Steel or any Steel Subsidiary before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that would be reasonably likely to have a Material Adverse Effect on Steel or that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against Steel or any Steel Subsidiary that would be reasonably likely to have a Material Adverse Effect on Steel.

Section 5.9. Licenses And Permits; Compliance With Laws

Steel and the Steel Subsidiaries hold all permits, licenses, franchises, authorizations and approvals from all Governmental Entities (the “Steel Permits”) which are necessary for the operation of the businesses of Steel and the Steel Subsidiaries as presently conducted and for Steel and the Steel Subsidiaries to own, lease and operate their respective properties, except where the failure to have any such permits, licenses or approvals would not have a Material Adverse Effect on Iron. Steel and the Steel Subsidiaries are in compliance with the terms of the Steel Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply would not have a Material Adverse Effect on Steel.

Section 5.10. Intellectual Property

Section 5.10 of the Steel Schedule of Exceptions lists all items of Intellectual Property owned or licensed to Steel, except commonly available software held pursuant to standard or “shrink wrap” licenses. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Steel and except as disclosed in the Steel SEC Reports filed prior to the date of this Agreement, (a) Steel and each Steel Subsidiary owns, or is licensed to use (in each case, free and clear of any Encumbrances), all Intellectual Property used in or necessary or useful for the conduct of its business as currently conducted, (b) the use of any Intellectual Property by Steel and the Steel Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Steel or any Steel Subsidiary acquired the right to use any Intellectual Property, (c) no Person is challenging, infringing on or otherwise violating any right of Steel or any Steel Subsidiary with respect to any Intellectual Property owned by and/or licensed to Steel or any Steel Subsidiary, and all patents owned by or licensed to Steel or any Steel Subsidiary are valid and enforceable, (d) neither Steel nor any Steel Subsidiary has received any written notice or otherwise has knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by Steel and the Steel Subsidiaries, (e) no Intellectual Property owned and/or licensed by Steel or the Steel Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property, and (f) Steel and all Steel Subsidiaries have taken commercially reasonable measures to protect and document its Intellectual Property.

Section 5.11. Board Approval; Vote Required

The Board of Directors of Steel has determined that the transactions contemplated by this Agreement are in the best interests of Steel and its stockholders and has resolved to recommend to such stockholders that they approve the issuance of Steel Common Stock in the Merger pursuant to this Agreement (the “Steel Directors’ Recommendation”). The affirmative vote at the Steel Stockholders Meeting of the holders of a majority of Steel Common Stock casting votes on the proposal to approve the issuance of the Steel Common Stock in the Merger pursuant to this Agreement (a) is a condition to the Nasdaq listing of the Steel Common Stock to be issued in the Merger pursuant to this Agreement and (b) is the only vote of the holders of any class or series of Steel’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 5.12. Brokers

Except for fees payable to Banc of America Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Steel.

Section 5.13. Tax Matters

Neither Steel nor any of its Affiliates has taken or agreed to take any action, or failed to take any action, that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Steel and the Steel Subsidiaries have prepared and filed on a timely basis (including extensions) with all appropriate Governmental Entities all material returns, reports, information statements and other documentation (including extensions) required to be filed by Steel and the Steel Subsidiaries in respect of Taxes (the “Steel Tax Returns”) and all such Steel Tax Returns are correct and complete in all material respects. Iron and the Iron Subsidiaries have paid in full all Taxes due (other than Taxes, the failure of which to pay would not have a Material Adverse Effect on Steel or the Steel Subsidiaries). Steel and the Steel Subsidiaries have withheld from payments made to its present or former employees, contractors, officers and directors or other third parties, all amounts required by law to be withheld, except where the liability for which would not have a Material Adverse Effect on Steel or the Steel Subsidiaries, and have, where required, remitted such amounts within the applicable periods to the appropriate Governmental Entities. In addition, (a) there are no assessments of, or claims against, Steel or the Steel Subsidiaries with respect to material Taxes that are outstanding, (b) no Governmental Entity is conducting an examination or audit of Steel or any Steel Subsidiary in respect of material Taxes and neither Steel nor any Steel Subsidiary has received written notice of any such examination or audit from any Governmental Entity, and (c) neither Steel nor any Steel Subsidiary has executed or filed any agreement extending the period of assessment or collection of any Taxes which remain in effect.

Section 5.14. Registration Statement; Joint Proxy Statement/Prospectus

The information supplied by Steel or required to be supplied by Steel (except to the extent revised or superseded by amendments or supplements) for inclusion or incorporation by reference in the Registration Statement, or any amendment or supplement thereto, shall not, at the time the Registration Statement (including any amendments or supplements thereto) is filed with the SEC, is amended or supplemented or is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Steel or required to be supplied by Steel (except to the extent revised or superseded by amendments or supplements) for inclusion in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Iron’s stockholders and Steel’s stockholders at the time of the Iron Stockholders Meeting and the Steel Stockholders Meeting, or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies by or on behalf of Iron for the Iron Stockholders Meeting or by or on behalf of Steel for the Steel Stockholders’ Meeting which has become false or misleading. The Registration Statement and Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange

Act and the Securities Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, Steel makes no representation, warranty or covenant with respect to any information supplied or required to be supplied solely by Iron which is contained in or omitted from any of the foregoing documents.

Section 5.15. Regulatory Compliance

(a) As to each product subject to the jurisdiction of the FDA under the FDCA and the PHSA and the regulations thereunder, and each Pharmaceutical Product that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by Steel or any Steel Subsidiary, such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by Steel or any Steel Subsidiary in compliance with all applicable requirements under FDCA, PHSA, CSA, and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports except where the failure to be in compliance would not have a Material Adverse Effect on Steel. Except as disclosed in the Steel SEC Reports filed with the SEC prior to the date of this Agreement, none of Steel or any Steel Subsidiary has received any notice, warning letter or other communication from the FDA, DEA, or any other Governmental Entity (i) contesting the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, sale of, controlled substance scheduling of and quotas for, or the labeling and promotion of any Pharmaceutical Product described in this Section 5.14 or (ii) otherwise alleging any violation of any laws, rules or regulations by Steel or any Steel Subsidiary, and which would have a Material Adverse Effect on Steel.

(b) No Pharmaceutical Products of Steel or any Steel Subsidiary have been recalled, withdrawn, replaced, suspended or discontinued nor have any DEA registrations been terminated by Steel or any Steel Subsidiary in the United States or outside the United States (whether voluntarily or otherwise) which has had or would have a Material Adverse Effect on Steel.

(c) As to each Pharmaceutical Product of Steel or the Steel Subsidiaries for which a human biological license application, human establishment license application, human product license application, new human drug application, investigational new human drug application, abbreviated or supplemental new human drug application, investigational new animal drug application, new animal drug application, or abbreviated or supplemental new animal drug application, registration or quota issued by the DEA, or similar state or foreign regulatory application has been approved, Steel and the Steel Subsidiaries are in compliance with 21 U.S.C. sec. 355, 360b, 42 U.S.C. sec. 351, and 21 U.S.C. sec. 822, and 21 C.F.R. Parts 312, 314, 511, 514, 601, and 1301 et seq., respectively, and similar laws and all terms and conditions of such applications, except where the failure to be in compliance would not have a Material Adverse Effect on Steel. As to each such application or other submission that Steel or the Steel Subsidiaries has submitted to, but not yet gained approval or other permission from FDA or DEA, Steel has provided all additional information and taken all additional action reasonably required by the FDA or DEA in connection with the application or submission. In Steel’s good faith opinion, there are no facts or circumstances that would reasonably be expected to delay, in any material respect, outside the ordinary course of business, or prevent approval of any pending applications or other submissions to FDA or DEA. As to each such Pharmaceutical Product, Steel and any relevant Steel Subsidiary, and the officers, employees or agents of Steel and such Steel Subsidiary have included in the application for such Pharmaceutical Product, where required, the certification described in 21 U.S.C. sec. 335a(k)(1) or any similar law and the list described in 21 U.S.C. sec. 335a(k)(2) or any similar law, and such certification and such list was in each case true and accurate when made and remained true and accurate thereafter. In addition, Steel and the Steel Subsidiaries are in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. sec. 360 and 21 C.F.R. Part 207 and all similar laws.

(d) Each article of any Pharmaceutical Product manufactured and released and/or distributed by Steel or any of the Steel Subsidiaries is not adulterated within the meaning of 21 U.S.C. sec. 351 (or similar laws) or misbranded within the meaning of 21 U.S.C. sec. 352 (or similar laws), except where such failure in compliance with the foregoing would not have a Material Adverse Effect on Steel.

(e) Neither of Steel nor any Steel Subsidiary, or any officer, employee or agent of Steel or any Steel Subsidiary has made any untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity, failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither Steel nor any Steel Subsidiary nor any officer, employee or agent of Steel or any Steel Subsidiary has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar law or authorized by 21 U.S.C. sec. 335a(b) or any similar law.

(f) Neither Steel nor any Steel Subsidiary has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action, including lawsuits, arbitrations, or legal or administrative or regulatory proceedings, charges, complaints, or investigations, nor are there any completed or pending efforts to withdraw its approval of, request the recall of, suspension of, seizure of, change the quotas for controlled substances, or change the controlled substances schedules of any Pharmaceutical Product of Steel or any Steel Subsidiary, or commenced, or threatened to initiate, any action to impose a clinical hold on any clinical investigation by Steel or any Steel Subsidiary, withdraw advertising or sales promotion materials, or any action to enjoin production at, or suspend or revoke the DEA registration or any facility of, or enter into a Consent Decree or Permanent Injunction with Steel or any Steel Subsidiary which would have a Material Adverse Effect on Steel.

(g) Steel and each of the Steel Subsidiaries are not in violation of and are in compliance with, all applicable laws, rules and regulations regarding the conduct of pre-clinical and clinical investigations, including, but not limited to, good laboratory practices, good clinical practices, investigational new drug requirements and requirements regarding informed consent and Institutional Review Boards designed to ensure the protection of the rights and welfare of human subjects, including, but not limited to, the requirements provided in 21 C.F.R. Parts 50, 56, 58 and 312, except where the failure to be in compliance would not have a Material Adverse Effect on Steel. Each clinical trial with respect to Pharmaceutical Products of Steel and each of the Steel Subsidiaries has been conducted in accordance with its clinical trial protocol and Steel or one of the Steel Subsidiaries has filed all required notices (and made available to Steel copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials of such Pharmaceutical Products, and Steel or one of the Steel Subsidiaries has filed all required notices of any such occurrence, except where the failure to be in compliance with the protocol or relevant reporting requirements would not have a Material Adverse Effect on Steel.

(h) Steel or the Steel Subsidiaries are authorized to sell Pharmaceutical Products in each of the countries in which such Pharmaceutical Products are currently being sold and all permits necessary for such sale are held by Steel or one of the Steel Subsidiaries. To the extent that any biological drugs or other drug is intended for export from the United States, each of Steel and any Steel Subsidiary is in full compliance with all of the requirements in 21 U.S.C. sec. 381(e) or sec. 382, and the Controlled Substances Import and Export Act 21 U.S.C. sec. 951, et. seq., except where the failure to be in compliance would not have a Material Adverse Effect on Steel.

(i) All manufacturing, warehousing, distributing, and testing operations conducted by or for the benefit of Steel and each of the Steel Subsidiaries are not in violation of and have been and are being conducted in compliance with, the good manufacturing practice regulations set forth in 21 C.F.R. Parts 210 and 211, except where the failure to be in compliance would not have a Material Adverse Effect on Steel.

(j) No person has filed a claim for loss or potential loss under any indemnity covering participants in clinical trials of Pharmaceutical Products of Steel or one of the Steel Subsidiaries.

(k) No material modifications to the process by which Pharmaceutical Products of Steel or any of the Steel Subsidiaries that have been or are being used in clinical trials will be necessary in order to manufacture commercial quantities of such Pharmaceutical Products.

(l) Steel does not manufacture, sell or distribute, and has not developed and is not currently developing any veterinary biological products, radiopharmaceuticals, or medical devices.

(m) Steel has provided or made available to Steel all documents in its possession or the possession of the Steel Subsidiaries concerning communication to or from FDA or DEA, or prepared by FDA or DEA which bear in any material respect on compliance with FDA or DEA regulatory requirements, including, but not limited to, any deficiency letter, warning letter, non-approvable letter/order, withdrawal letter/order, or similar communications.

Section 5.16. Valid Issuances

The Steel Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, free of all liens and Encumbrances and not subject to preemptive rights, and will be registered in compliance with the Securities Act and registered or exempt from registration under applicable Blue Sky Laws.

Section 5.17. Disclosure

No representation or warranty of Steel in this Agreement, including the Steel Schedule of Exceptions, contains any statement which is false or misleading with respect to any material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not false or misleading.

Section 5.18. Fairness Opinion

Steel has received the opinion of Banc of America Securities LLC, Steel’s financial advisor, to the effect that, as of the date of the opinion, the Exchange Ratio is fair from a financial point of view to Steel, and such opinion has not been withdrawn or modified in any material respect as of the date of this Agreement.

Section 5.19. Steel Employee Benefit Plans

Each Steel Benefit Plan (as defined below) intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and, to the knowledge of Steel, no circumstances exist that could reasonably be expected by Steel to result in the revocation of any such determination. Each Steel Benefit Plan is in compliance with the applicable terms, if any, of ERISA and the Code and any other applicable laws, rules and regulations, except where the non-compliance, breach or violation of which would not have a Material Adverse Effect on Steel.

“Steel Benefit Plans” mean the Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Steel or any Steel Commonly Controlled Entity for the benefit of present and former employees or directors of Steel and of each Steel Subsidiary or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity. “Steel Commonly Controlled Entity” means an entity that is a member with Steel of a “controlled group of corporations” within the meaning of Section 414(b) or (c) of the Code.

Article VI

Covenants

Section 6.1. Affirmative Covenants Of Iron

Iron hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Steel, Iron shall, and shall cause each Iron Subsidiary to: (a) operate its business in the usual and ordinary course consistent with past practices; (b) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its officers and employees and maintain its relationship with its customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired in any material manner at the Effective Time; (c) use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted; (d) use its commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; (e) prepare and file all Iron Tax Returns required to be filed in a timely manner (including extensions), and in a manner consistent with past practices and applicable laws and regulations; (f) timely file with the SEC all reports required to be filed under the Exchange Act, which reports (including the unaudited interim financial statements included in such reports) shall comply in all material respects with the Exchange Act, the rules and regulations promulgated thereunder, SOX and all applicable accounting requirements; and (g) operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

Section 6.2. Negative Covenants of Iron

Except as set forth in Section 6.2 of the Iron Schedule of Exceptions, as expressly contemplated by this Agreement or as otherwise consented to in writing by Steel, from the date hereof until the Closing Date, Iron shall not, and shall cause each Iron Subsidiary not to, do any of the following:

(a) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

(b) (i) redeem, repurchase or otherwise reacquire any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable for any share of its capital stock or other securities, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or other securities or any such securities or obligations (except in connection with the exercise of outstanding Iron Options and Warrants in accordance with their respective terms); (ii) effect any merger, consolidation, restructuring, reorganization or recapitalization, or adopt a plan of complete or partial liquidation or dissolution; or (iii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other securities;

(c) (i) issue, pledge, deliver, award, grant or sell, or register under the Securities Act or the Exchange Act or otherwise file any registration statement under any statute covering, or authorize or propose the issuance, pledge, delivery, award, grant or sale of (including the grant of any Encumbrances on) or registration of or filing of any registration statement covering any shares of any class of its capital stock or other securities, any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities; or (ii) amend or otherwise modify the terms of any such rights, warrants or options; provided, that the foregoing shall not apply to issuances of stock upon the exercise of options or warrants outstanding on the date hereof or otherwise permitted hereunder;

(d) (i) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division (other than a wholly-owned Subsidiary of Iron) thereof; (ii) make or commit to make any capital expenditures other than capital expenditures not exceeding Ten Thousand Dollars ($10,000) individually or One Hundred Twenty-Five Thousand Dollars ($125,000) in the aggregate and which are solely for equipment, furniture and fixtures incurred in the ordinary course of business consistent with past practices; or (iii) make or commit to make any loans, advances or capital contributions to, or investments in, any other Person;

(e) sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any of its assets, except for sales of inventory or other assets in the ordinary course of business and consistent with past practices;

(f) except as otherwise contemplated by this Agreement or as required to comply with applicable law, (i) adopt, enter into, terminate or amend in any material respect (A) any Iron Benefit Plan or (B) any other agreement, plan or policy involving Iron or the Iron Subsidiaries, and one or more of its current or former directors, officers or employees, (ii) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus to, any current or former officer, director or employee (except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice that, in the aggregate, do not materially increase benefits or compensation expenses of Iron or the Iron Subsidiaries), (iii) pay any benefit or amount not required under any Iron Benefit Plan or any other benefit plan or arrangement of Iron or the Iron Subsidiaries as in effect on the date of this Agreement, (iv) increase in any manner the severance or termination pay of any current or former director, officer or employee, (v) enter into or amend any employment, deferred compensation, consulting, severance, termination or indemnification agreement, arrangement or understanding with any current or former employee, officer or director, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock-based or stock-related awards, performance units or restricted stock or the removal of existing restrictions in any Iron Benefit Plans or agreements or awards made thereunder), (vii) amend or modify any Option, (viii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan, (ix) take any action to accelerate the vesting of payment of any compensation or benefit under any Iron Benefit Plan, except as required by the terms of such Iron Benefit Plan or (x) materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

(g) propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

(h) (i) make any change in any of its methods of accounting, or (ii) make or rescind any material election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of the federal income Tax returns for the taxable year ended December 31, 2004, except, in the case of clause (i) or clause (ii), as may be consistent with past practices or required by law or GAAP;

(i) incur any Indebtedness (including any additional indebtedness under its existing credit facilities), or prepay, before the scheduled maturity thereof, any long-term debt;

(j) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of such entity’s Affiliates which involves the transfer of consideration or has a financial impact on such entity, other than pursuant to such agreements, arrangements, or understandings existing on the date of this Agreement;

(k) except in the ordinary course of business consistent with past practices, enter into any contract, agreement, commitment, arrangement, lease (including with respect to personal property), policy or other instrument which, had it been entered into as of the date hereof, would have been an Iron Material Contract;

(l) enter into any material contracts, agreements, binding arrangements or understandings relating to the distribution, sale, license, marketing or manufacturing by third parties of the products of Iron or the Iron Subsidiaries, or products licensed by Iron or the Iron Subsidiaries, other than pursuant to any such contracts, agreements, arrangements or understandings in place as of the date of this Agreement (that have been disclosed in writing to Steel prior to the date hereof) in accordance with their terms as of the date hereof;

(m) except for transactions in the ordinary course of business, terminate, or amend or waive any provision of, any Iron Material Contract;

(n) (i) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice of up to Ten Thousand Dollars ($10,000) per claim or One Hundred Twenty-Five Thousand Dollars ($125,000) in the aggregate for all such claims, or in accordance with their terms or liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of Iron included in the Iron SEC Reports, (ii) cancel any Indebtedness, (iii) waive or assign any claims or rights of material value or (iv) waive any benefits of, or agree to modify in any respect (A) any standstill or similar agreements to which Iron or any of the Iron Subsidiaries is a party or (B) other than in the ordinary course of business, any confidentiality or similar agreements to which Iron or any of the Iron Subsidiaries is a party;

(o) transfer or license to any Person or otherwise extend, amend or modify any rights to any Intellectual Property of Iron;

(p) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of this Agreement;

(q) intentionally take or fail to take any action that would reasonably be expected to materially delay consummation of the Merger; or

(r) agree in writing or otherwise to do any of the foregoing.

Section 6.3. Affirmative Covenants of Steel

Steel hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Iron, Steel shall, and shall cause each Steel Subsidiary to: (a) operate its business in the usual and ordinary course consistent with past practices; (b) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its officers and employees (subject to termination as management of Steel deems reasonable appropriate) and maintain its relationship with its customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired in any material manner at the Effective Time; (c) use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted; (d) timely file with the SEC all reports required to be filed under the Exchange Act, which reports (including the unaudited interim financial statements included in such reports) shall comply in all material respects with the Exchange Act, the rules and regulations promulgated thereunder, SOX and all applicable accounting requirements; and (e) operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

Section 6.4. Negative Covenants of Steel

Except as expressly contemplated by this Agreement or otherwise consented to in writing by Iron, from the date hereof until the Closing Date, Steel shall not, and shall cause each Steel Subsidiary not to, do any of the following:

(a) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

(b) (i) redeem, repurchase or otherwise reacquire any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable for any share of its capital stock or other securities, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or other securities or any such securities or obligations (except in connection with the exercise of outstanding options and warrants in accordance with their respective terms); (ii) effect any merger, consolidation, restructuring, reorganization or recapitalization, or adopt a plan of complete or partial liquidation or dissolution; or (iii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other securities;

(c) (i) issue, pledge, deliver, award, grant, sell, or register under the Securities Act (except for a Registration Statement on Form S-8 covering Steel’s 2005 Stock Plan) or the Exchange Act or otherwise file any registration statement under any statute covering, or authorize or propose the issuance, pledge, delivery, award, grant or sale of (including the grant of any Encumbrances on) or registration of or filing of any registration statement covering any material amount of shares of any class of its capital stock or other securities (it being understood that grants under Steel’s 2005 Stock Plan in the ordinary course of business consistent with past practice do not constitute a material amount), any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities; or (ii) amend or otherwise modify the terms of any such rights, warrants or options; provided, that the foregoing shall not apply to issuances of stock upon the exercise of options or warrants outstanding on the date hereof or otherwise permitted hereunder;

(d) propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

(e) (i) make any change in any of its methods of accounting, or (ii) make or rescind any material election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of the federal income Tax returns for the taxable year ended December 31, 2004, except, in the case of clause (i) or clause (ii), as may be consistent with past practices or required by law or GAAP;

(f) transfer or license to any Person or otherwise extend, amend or modify any rights to any Intellectual Property of Steel;

(g) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of this Agreement;

(h) intentionally take or fail to take any action that would reasonably be expected to materially delay the consummation of the Merger; or

(i) agree in writing or otherwise to do any of the foregoing.

Article VII

Additional Agreements

Section 7.1. Access And Information

During the period from the date hereof to the Effective Time (the “Interim Period”), Iron and Steel shall, and shall cause the Iron Subsidiaries and the Steel Subsidiaries, respectively, to, afford to each other and their respective officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours (and at such other times as the parties may mutually agree) to the properties, executive personnel and all information concerning the business, properties, contracts, records and personnel of Iron and the Iron Subsidiaries or Steel and the Steel Subsidiaries, as the case may be, as such other party may reasonably request.

Section 7.2. Affiliate Agreements

Iron will use reasonable efforts to cause each Affiliate of Iron to enter into an agreement with Iron and Steel at or prior to the Iron Stockholders Meeting, pursuant to which, among other things, such person has acknowledged the application of Rule 145 of the Rules and Regulations of the SEC under the Securities Act to certain resales of the shares of Steel Common Stock to be received and held as a result of the transactions contemplated hereby. Steel will be entitled to place appropriate legends on the certificates evidencing any Steel Common Stock to be received by an Affiliate of Iron in the Merger.

Section 7.3. Confidentiality

Steel and Iron each acknowledge and agree that (a) all information received by it (the “Receiving Party”) from or on behalf of the other party in connection with the transactions contemplated under this Agreement shall be deemed received pursuant to the confidentiality agreements previously executed between Iron and Steel (the “Confidentiality Agreements”), (b) such Receiving Party shall, and shall cause its officers, directors, employees, Affiliates, financial advisors and agents to comply with the provisions of the Confidentiality Agreements with respect to such information, and (c) the provisions of the Confidentiality Agreements are hereby incorporated herein by reference with the same effect as if fully set forth herein.

Section 7.4. Joint Proxy Statement/Prospectus and Registration Statement

(a) As soon as practicable following the date of this Agreement, Iron and Steel shall prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Steel shall prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as Steel’s prospectus. Each of Iron and Steel shall use its best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Each of Steel and Iron shall use its best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Steel also shall take any action required to be taken under any applicable state securities laws in connection with the issuance of Steel Common Stock in the Merger, and Iron shall furnish all information concerning Iron and the holders of Iron Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Joint Proxy Statement/ Prospectus (including, without limitation, any periodic report to be filed under Section 13 of the Exchange Act incorporated therein by reference) will be made by either Steel or Iron without the other party’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party the opportunity to review and comment thereon. Steel shall advise Iron, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Steel Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Iron shall advise Steel, promptly after it receives notice thereof, of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Iron or Steel, or any of their respective Affiliates, officers or directors, should be discovered by Iron or Steel which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Iron and Steel.

(b) Iron shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the “Iron Stockholders Meeting”) in accordance with New York Law and its certificate of incorporation and bylaws for the purpose of voting upon approval and adoption of this Agreement. Subject to the next sentence, the Iron Board of Directors shall make the Iron Directors’ Recommendation, the Iron Directors’ Recommendation shall be included in the Joint Proxy Statement/Prospectus and the Iron Board of Directors shall take all lawful action to solicit Iron Stockholder Approval. In the event that subsequent to the date of this Agreement the Iron Board of Directors determines to withdraw, modify or qualify the Iron Directors’ Recommendation in a manner adverse to Parent, the Iron Board of Directors may do so, provided, however, that, unless this Agreement has been terminated in accordance with the provisions of Article IX, Iron shall nevertheless submit this Agreement to its stockholders for approval and adoption at the Iron Stockholders Meeting.

(c) Steel shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the “Steel Stockholders Meeting”) in accordance with the Delaware General Corporation Law and its certificate of incorporation and bylaws for the purpose of voting upon approval of the issuance of Steel Common Stock in the Merger pursuant to this Agreement. The Steel Board of Directors shall make the Steel Directors’ Recommendation, the Steel Directors’ Recommendation shall be included in the Joint Proxy Statement/Prospectus and the Steel Board of Directors shall take all lawful action to solicit Steel Stockholder Approval.

(d) Unless otherwise mutually agreed upon by the parties, the respective record dates and meeting dates for the Iron Stockholder Meeting and for the Steel Stockholder Meeting shall be the same.

Section 7.5. HSR Act Matters

Steel, Merger Sub and Iron promptly will complete all documents required to be filed with the Federal Trade Commission and the United States Department of Justice in order to comply with the HSR Act and, not later than fifteen (15) days after the date hereof, together with the Persons, if any, who are required to join in such filings, shall file such documents with the appropriate Governmental Entities. Steel, Merger Sub and Iron shall promptly furnish all materials thereafter required by any of the Governmental Entities having jurisdiction over such filings, and shall take all reasonable actions and shall file and use their best efforts to have declared effective or approved all documents and notifications with any such Governmental Entity, as may be required under the HSR Act or other federal or state antitrust laws for the consummation of the Merger and the other transactions contemplated hereby.

Section 7.6. Public Announcements

The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement, and all formal Iron employee communication programs or announcements with respect to the transactions contemplated by this Agreement, shall be in the forms mutually agreed to by the parties (such agreement not to be unreasonably withheld or delayed). Steel and Iron shall consult with each other before issuing any other press release or otherwise making any public statements with respect to the transactions contemplated hereunder. Neither Steel nor Iron shall issue any such press release or make any other such public statement prior to such consultation, except as may be required by law or any listing agreement. At or prior to the issuance of any such release or statement or any other press release, a copy of any such release shall be provided by facsimile or other electronic transmission to the other party.

Section 7.7. Indemnification

(a) Subsequent to the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Iron (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as director or officer occurring before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under applicable law and to the extent Iron has such obligation as of the date hereof, whether under its certificate of incorporation or bylaws, individual indemnity agreements or otherwise (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable law, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances as required under applicable law) and such obligations shall survive the Merger and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any such claims against such persons.

(b) Prior to the Effective Time, Iron shall purchase insurance coverage extending for a period of six years Iron’s directors’ and officers’ liability insurance coverage in effect as of the date hereof (covering past or future claims with respect to periods prior to and including the Effective Time); provided that the aggregate premium payable for such insurance shall not exceed 200% of the last annual premium paid for such coverage prior to the date hereof.

Section 7.8. Further Action; Commercially Reasonable Efforts

(a) Each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, using all its commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with Iron, Steel or any Iron Subsidiary or Steel Subsidiary as are necessary for the transactions contemplated herein. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all commercially reasonable efforts to take all such action.

(b) During the Interim Period, each of the parties hereto shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or the conversion of Iron Common Stock into the Merger Consideration pursuant to the Merger, or (ii) seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated by this Agreement or otherwise limit the right of Steel to own or operate all or any portion of the business or assets of Iron.

(c) Each party hereto shall use its commercially reasonable efforts to refrain from taking any action, or entering into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue in any material respect or which would result in a material breach of any covenant made by it in this Agreement.

Section 7.9. No Solicitation

(a) Iron agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties other than Steel regarding any Acquisition Proposal (as defined in subsection (b) below).

(b) Iron agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (collectively, “Representatives”), not to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (i) a merger, reorganization, share exchange, consolidation or similar transaction involving Iron, (ii) any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 15% voting or economic interest in Iron or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of Iron and its Subsidiaries, taken as a whole (any such inquiry, proposal or offer being hereinafter referred to as an “Acquisition Proposal”). Iron further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly, have any discussions with, or provide any confidential information or data to, or engage in any negotiations with, any Person relating to an Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any Person other than Steel and Merger Sub to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Iron or its Board of Directors from (I) complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act with regard to an Acquisition Proposal; provided, further, however, that if such disclosure has the substantive effect of withdrawing, modifying or qualifying the Iron

Directors’ Recommendation in a manner adverse to Steel or the adoption of this Agreement by the Board of Directors of Iron, Steel shall have the right to terminate this Agreement as set forth in Section 9.1(f)(i); and (II) at any time prior to, but not after, Iron Stockholder Approval, (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of Iron receives from the Person so requesting such information an executed confidentiality agreement (excluding standstill provisions) on customary terms; (B) engaging in any discussions or negotiations with any Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of Iron receives from such Person an executed confidentiality agreement (excluding standstill provisions) on customary terms; or (C) recommending or agreeing to recommend such an unsolicited bona fide written Acquisition Proposal to the stockholders of Iron, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of Iron determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable Law; (y) in the case referred to in clause (B) or (C) above, the Board of Directors of Iron determines in good faith (after consultation with its financial advisor and outside counsel), taking into account all aspects of the proposal, the likelihood of obtaining financing, and the Person making the proposal, that such Acquisition Proposal, if consummated, is more favorable, from a financial point of view (taking into account the likelihood of consummation), to Iron’s stockholders than the transactions contemplated by this Agreement, in each case taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 7.9(d); and (z) in the case of clause (C), Steel shall have had written notice of Iron’s intention to take the action referred to in clause (C) (a “Notice of Superior Proposal”) at least ten Business Days prior to the taking of such action by Iron and Iron shall have complied with the provisions of Section 7.9(d); provided, that any more favorable Acquisition Proposal referred to in clause (y) above must involve at least 50% of the assets or equity securities of Iron rather than the 15% used in the definition of Acquisition Proposal (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”).

(c) Iron will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with Iron to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Iron or any of its Subsidiaries. Iron agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 7.9.

(d) Iron agrees that it will notify Steel as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any Acquisition Proposal or potential Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Steel informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations. Iron agrees that (i) during the ten Business Day period prior to its taking any action referred to in clause (II)(C) of the proviso in Section 7.9(b) with respect to an Acquisition Proposal, Iron and its Representatives shall negotiate in good faith with Steel and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Steel and (ii) Iron may take any such action with respect to an Acquisition Proposal that was a Superior Proposal only if such Acquisition Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement to which Steel shall have agreed prior to the expiration of such ten Business Day period; provided that no such Acquisition Proposal shall be deemed to be a Superior Proposal for purposes of this Section 7.9 if (A) Steel shall have agreed to revisions to the transactions contemplated by this Agreement and (B) the Board of Directors of Iron shall not have reasonably determined in good faith that such transactions as so revised are not substantially equivalent to or better than such Acquisition Proposal, from a financial point of view (taking into account the likelihood of consummation), to the shareholders of Iron. Iron agrees that it will deliver to Steel a new Notice of Superior Proposal with respect to each Acquisition Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Acquisition Proposal to the shareholders of Iron and that a new ten Business Day period shall commence, for purposes of this Section 7.9(d), with respect to each such materially revised or modified Acquisition Proposal from the time Steel receives a Notice of Superior Proposal with respect thereto. Iron also agrees to provide any information to Steel that it is providing to another Person pursuant to this Section 7.9 at the same time it provides it to such other Person.

Section 7.10. Nasdaq Listing

Steel shall use reasonable efforts to cause the Steel Common Stock to be issued or issuable pursuant to this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.11. Blue Sky

Steel shall use reasonable efforts to obtain prior to the Effective Time any necessary permits and approvals under all applicable Blue Sky Laws required to permit the distribution of the shares of Steel Common Stock to be issued in accordance with the provisions of Section 2.1(a) of this Agreement.

Section 7.12. Event Notices

During the Interim Period, each party hereto will promptly notify the other parties hereto of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied and (b) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which would be likely to result in any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. No delivery of any notice pursuant to this Section 7.12 will cure any breach of any representation or warranty, covenant, condition or agreement of such party contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 7.13. Tax Treatment

None of the parties shall take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. The parties will report the Merger as such a reorganization for purposes of all Tax Returns and other filings.

Section 7.14. Exemption From Liability Under Section 16(b)

Steel shall cause its Board of Directors and the Board of Directors of the Surviving Corporation to adopt prior to the Effective Time such resolutions as may be required to, and shall otherwise use reasonable efforts to, exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by law. Iron shall use reasonable efforts to provide the information to Steel required in connection with the adoption of such resolutions to exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by law.

Section 7.15. Employee Benefit Matters

(a) Iron shall take all necessary action to cause any 401(k) plan sponsored or maintained by Iron to be terminated at least one day prior to the Closing Date, and shall use commercially reasonable efforts to cause such 401(k) plan to be amended prior to or as of such termination so as to comply with all applicable requirements of Code Sections 401(a) and 401(k). As used herein, “401(k) plan” means a retirement plan that includes accounts attributable to contributions made at the election of present or former employees under Code Section 401(k).

(b) Steel shall, and shall cause the Surviving Corporation to, for a period of at least one year following the Closing Date, provide to employees of Iron and its Subsidiaries that remain employed by Steel compensation and employee benefit plans, programs and arrangements that are substantially comparable in the aggregate to the compensation paid and the Iron Benefit Plans provided to such employees immediately prior to the Closing Date.

(c) From and after the Closing Date, Steel shall, and shall cause the Surviving Corporation to, grant all employees of Iron and its Subsidiaries credit for any service with Iron and its Subsidiaries earned prior to the Closing Date (i) for eligibility, vesting and benefit accrual purposes and (ii) for purposes of vacation accrual under any employee benefit plan, program or arrangement established or maintained by Steel or the Surviving Corporation on or after the Closing Date (the “Steel Plans”). In addition, Steel shall cause (i) the Surviving Corporation and its Subsidiaries to waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Steel Plans to the extent waived or satisfied by an employee under any Iron Benefit Plan as of the Closing Date, and (ii) any covered expenses incurred on or before the Closing Date by any employee (or covered dependent thereof) of Iron or its Subsidiaries to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable Steel Plan.

(d) Steel shall, and shall cause the Surviving Corporation to pay eligible employees of Iron and its Subsidiaries the retention bonus amounts set forth next to each eligible employee’s name in Section 7.15(d) of the Iron Schedule of Exceptions, subject in all respects to the terms of the Iron Retention Bonus Plan attached to Section 7.15(d) of the Iron Schedule of Exceptions.

(e) Steel shall, and shall cause the Surviving Corporation to pay eligible employees of Iron and its Subsidiaries the severance amounts in accordance with the terms of the Iron Severance Pay Plan attached to Section 7.15(e) of the Iron Schedule of Exceptions.

(f) As soon as reasonably practicable after the Closing Date, Steel shall, and shall cause the Surviving Corporation to pay to the eligible management employees of Iron and its Subsidiaries, the bonus amounts set forth next to each eligible employee’s name in Section 7.15(f) of the Iron Schedule of Exceptions; provided that the employee was employed by Iron and its Subsidiaries as of the Closing Date, or, if applicable, whose employment with Iron and its Subsidiaries terminated prior to the Closing Date for any reason other than Cause (as defined in the relevant eligible employee’s existing employment agreement with Iron) or voluntary resignation by the employee.

(g) As soon as reasonably practicable after the Closing Date, Steel shall, and shall cause the Surviving Corporation to pay to the eligible sales employees of Iron and its Subsidiaries, the bonus amounts for which they are eligible in accordance with the sales incentive program attached to Section 7.15(g) of the Iron Schedule of Exceptions.

Section 7.16 Steel Board of Directors

Effective as of the Effective Time, the size of the Board of Directors of Steel shall be increased from five (5) to six (6) members and an individual selected by the Board of Directors of Steel from among the independent members of the Board of Directors of Iron, consistent with the policies of Steel’s Nominating/Corporate Governance Committee, shall be appointed as a director of Steel.

Article VIII

Closing Conditions

Section 8.1. Conditions to Obligations of Steel, Merger Sub and Iron to Effect the Merger

The respective obligations of Steel, Merger Sub and Iron to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

(a) Stockholder Approval. Each of the Iron Stockholder Approval and the Steel Stockholder Approval shall have been obtained.

(b) Effectiveness of Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act prior to the mailing of the Joint Proxy Statement/Prospectus by each of Iron and Steel to their respective stockholders and no stop order suspending the effectiveness of such Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Steel or Iron, threatened by the SEC.

(c) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, ordinance, regulation, executive order, decree, judgment, stipulation, injunction or other order (whether temporary, preliminary or permanent) in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement; provided, however, that the parties shall use their reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted.

(d) Nasdaq Listing. Steel Common Stock issuable to the holders of Iron Common Stock pursuant to this Agreement shall have been included for listing on Nasdaq upon official notice of issuance.

(e) HSR Act. Any waiting periods with any extensions thereof under the HSR Act shall have expired or been terminated.

Section 8.2. Additional Conditions to Obligations of Steel and Merger Sub

The obligations of Steel and Merger Sub to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions, any or all of which may be waived by Steel, in whole or in part, to the extent permitted by applicable law:

(a) Representations and Warranties. The representations and warranties of Iron made in this Agreement shall be true and correct when made and on and as of the Closing Date, or for those representations and warranties that speak as of a specific date or time on and as of such specific date or time, except in all cases for such failures to be so true and correct as do not constitute a Material Adverse Effect on Iron. Steel shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Iron to the foregoing effect. The parties understand and agree that, for purposes of determining whether such representations and warranties are so true and correct, (1) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded, and (2) any update of or modification to the Iron Schedule of Exceptions made or purported to have been made after the date of this Agreement shall be disregarded.

(b) Agreements and Covenants. The agreements and covenants of Iron required to be performed on or before the Effective Time shall have been performed in all material respects. Steel shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Iron to the foregoing effect.

(c) Consents Under Iron Agreements. Iron shall have obtained the consents and approvals required under the agreements listed in Section 8.2(c) of the Iron Schedule of Exceptions.

(d) Legal Opinion of Steel Counsel. Steel shall have received an opinion of Wyrick Robbins Yates & Ponton LLP, counsel to Steel, dated as of the Closing Date, in form and substance satisfactory to Steel, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Each party agrees to make all reasonable representations and covenants in connection with the rendering of such opinion.

Section 8.3. Additional Conditions to Obligations of Iron

The obligations of Iron to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions any or all of which may be waived by Iron, in whole or in part, to the extent permitted by applicable law:

(a) Representations and Warranties. The representations and warranties of Steel and Merger Sub made in this Agreement shall be true and correct when made and on and as of the Closing Date, or for those representations and warranties that speak as of a specific date or time on and as of such specific date or time, except in all cases for such failures to be so true and correct as do not constitute a Material Adverse Effect on Steel. Iron shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Steel to the foregoing effect. The parties understand and agree that, for purposes of determining whether such representations and warranties are so true and correct, (1) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded, and (2) any update of or modification to the Steel Schedule of Exceptions made or purported to have been made after the date of this Agreement shall be disregarded.

(b) Agreements and Covenants. The agreements and covenants of Steel and Merger Sub required to be performed on or before the Effective Time shall have been performed in all material respects. Iron shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Steel to the foregoing effect.

(c) Consents Under Steel Agreements. Steel shall have obtained the consents and approvals required under the agreements listed in Section 8.3(c) of the Steel Schedule of Exceptions.

(d) Legal Opinion of Iron Counsel. Iron shall have received an opinion of Morgan, Lewis & Bockius LLP, counsel to Iron, dated as of the Closing Date, in form and substance satisfactory to Iron, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Each party agrees to make all reasonable representations and covenants in connection with the rendering of such opinion.

Article IX

Termination, Amendment and Waiver

Section 9.1. Termination

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of Iron:

(a) by mutual consent of Steel and Iron;

(b) by either Steel or Iron, if there shall be any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any Governmental Entity which is final and nonappealable preventing the consummation of the Merger; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have used reasonable efforts to cause any such decree, permanent injunction, judgment or other order to be vacated or lifted;

(c) by either Steel or Iron, if the Merger shall not have been consummated on or before that date which is 180 calendar days after the date hereof (such date, including any extensions thereof, the “Termination Date”); provided, however, that if a request for additional information is received from the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice pursuant to the HSR Act, then such date shall be extended to the 30th day following certification by Steel and/or Iron, as applicable, that Steel and/or Iron, as applicable, have substantially complied with such request, but in any event not later than that date which is 210 calendar days after the date hereof; provided, further, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Merger to occur on or before such date;

(d) by either Steel or Iron, if the Iron Stockholder Approval shall not have been obtained at the Iron Stockholders Meeting (including any adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Iron if Iron has not complied with its obligations under Section 7.4(b);

(e) by either Iron or Steel, if the Steel Stockholder Approval shall not have been obtained at the Steel Stockholders Meeting (including any adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Steel if Steel has not complied with its obligations under Section 7.4(c);

(f) by Steel, if (i) the Board of Directors of Iron shall have withdrawn, modified or qualified, or shall have agreed to withdraw, modify or qualify, in fact or in substance, its adoption of this Agreement or the Iron Directors’ Recommendation in a manner adverse to Steel, (ii) there has been a breach of any representation, warranty, covenant or agreement made by Iron in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 8.2(a) or 8.2(b), as the case may be, would not be satisfied and such breach or failure to be true or correct is not curable by the Termination Date, (iii) by the later of 120 days after the date of this Agreement or 60 days after effectiveness of the Joint Proxy Statement/Prospectus, the Iron Stockholders Meeting shall not have been held, or the vote of Iron’s stockholders contemplated by Section 7.4 has not been taken, unless Iron has used its reasonable best efforts to convene the Iron Stockholders Meeting and hold such vote by the later of such dates, or (iv) Iron shall have knowingly and materially and not inadvertently breached any of its obligations under Section 7.9 of this Agreement; and

(g) by Iron, if (i) the Board of Directors of Iron authorizes Iron, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Iron prior to such termination pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 9.2(b), (ii) there has been a breach of any representation, warranty, covenant or agreement made by Steel or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 8.3(a) or 8.3(b), as the case may be, would not be satisfied and such breach or failure to be true and correct is not curable by the Termination Date, or (iii) by the later of 120 days after the date of this Agreement or 60 days after effectiveness of the Joint Proxy Statement/Prospectus, the Steel Stockholders Meeting shall not have been held, or the vote of Steel’s stockholders contemplated by Section 7.4 has not been taken, unless Steel has used its reasonable best efforts to convene the Steel Stockholders Meeting and hold such vote by the later of such dates.

Section 9.2. Effect of Termination

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to Section 9.1, this Agreement (other than as set forth in Sections 7.3 and 9.5) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers or other Representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of any covenant in this Agreement.

(b) In the event that

(i) a bona fide Acquisition Proposal (but substituting 40% for the 15% threshold set forth in the definition thereof (a “Covered Proposal”)) shall have been made to Iron or any of its Subsidiaries or its shareholders and shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to Iron or any of its Subsidiaries (and such Covered Proposal or publicly announced intention shall not have been withdrawn at the time of the Iron Stockholders Meeting) and thereafter this Agreement is terminated by either Steel or Iron pursuant to Section 9.1(d) or by Steel pursuant to Section 9.1(f)(iii),

(ii) this Agreement is terminated by Steel (A) pursuant to Section 9.1(f)(i) and, at the time of the withdrawal, modification or qualification of its adoption of this Agreement or the Iron Directors’ Recommendation (or the agreement to do so), a Covered Proposal (or any bona fide indication of interest that is reasonably capable of becoming a Covered Proposal) shall have been made to Iron or any of its Subsidiaries or its stockholders, directly or indirectly through any Representatives of Iron, or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to Iron or any of its Subsidiaries or (B) pursuant to Section 9.1(f)(iv) or

(iii) this Agreement is terminated by Iron pursuant to clause (i) of Section 9.1(g),

then Iron shall promptly, but in no event later than two days after the date of such termination (provided, however, that the fee to be paid pursuant to clause (iii) shall be paid as set forth in Section 9.1(g)), pay Steel a termination fee of $5,500,000 (the “Termination Fee”) and shall promptly, but in no event later than two days after being notified of such by Steel, pay all of the documented out-of-pocket expenses, including those of the Exchange Agent, incurred by Steel or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, by wire transfer of same day funds; provided, however, that (except in circumstances where Steel has the right to terminate this Agreement pursuant to Section 9.1(f)(i)) no Termination Fee shall be payable to Steel pursuant to clause (i) of this paragraph (b) unless and until (I) any Person (other than Steel) (an “Acquiring Party”) has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions within 15 months of such termination, a majority of the voting power of the outstanding securities of Iron or all or substantially all of the assets of Iron or shall have entered into an agreement with Iron for such an acquisition within 15 months of such termination or (II) there has been consummated a merger, consolidation or similar business combination between Iron or one of its Subsidiaries and an Acquiring Party within such 15 month period. Iron acknowledges that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Steel and Merger Sub would not enter into this Agreement; accordingly, if Iron fails to promptly pay any amount payable pursuant to this Section 9.2(b), and, in order to obtain such payment, Steel or Merger Sub commences a suit that results in a judgment against Iron, Iron shall pay to Steel or Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate of Wachovia Bank in effect on the date such payment was required to be made. Except as provided in Section 9.2(a), the parties hereby acknowledge that in the event that full payment is made by Iron of all amounts due pursuant to this Section 9.2(b), such payment shall be Steel’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

(c) In the event that a Steel Business Combination Proposal (as hereinafter defined) shall have been made to Steel or any of its Subsidiaries or its stockholders and shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Steel Business Combination Proposal (and such Steel Business Combination Proposal or publicly announced intention shall not have been withdrawn at the time of the Steel Stockholders Meeting) and thereafter this Agreement is terminated by either Steel or Iron pursuant to Section 9.1(e) or by Iron pursuant to clause (iii) of Section 9.1(g), then Steel shall promptly, but in no event later than two days after the date of such termination, pay Iron the Termination Fee and shall promptly, but in no event later than two days after being notified of such by Iron, pay all of the documented out of pocket expenses incurred by Iron in connection with this agreement and the transactions contemplated by this Agreement, by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Steel pursuant to this paragraph (c) unless and until (i) an Acquiring Party has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions within 15 months of such termination, a majority of the voting power of the outstanding securities of Steel or all or substantially all of the assets of Steel or shall have entered into an agreement with Steel for such an acquisition within 15 months of such termination or (ii) there has been consummated a merger, consolidation or similar business combination between Steel or one of its Subsidiaries and an Acquiring Party within such 15 month period. Steel acknowledges that the agreements contained in this Section 9.2(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Iron would not enter into this Agreement; accordingly, if Steel fails to promptly pay any amount payable pursuant to this Section 9.2(c), and, in order to obtain such payment, Iron commences a suit that results in a judgment against Steel, Steel shall pay to Iron its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate of Wachovia Bank in effect on the date such payment was required to be made. Except as provided in Section 9.2(a), the parties hereby acknowledge that in the event that full payment is made by Steel pursuant to this Section 9.2(c), such payment shall be Iron’s sole and exclusive remedy for monetary damages under this Agreement.

“Steel Business Combination Proposal” means any proposal or offer with respect to (x) a merger, reorganization, share exchange, consolidation or similar transaction involving Steel, (y) any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 40% voting or economic interest in Steel or (z) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 40% of the consolidated assets of Steel and its Subsidiaries, taken as a whole.

Section 9.3. Amendment

This Agreement may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of Iron or the stockholders of Steel no amendment may be made which by law or rule of Nasdaq requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.4. Extension; Waiver

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 9.5. Fees, Expenses And Other Payments

Except as otherwise set forth in this Agreement, all costs and expenses incurred by the parties hereto shall be borne solely and entirely by the party that incurred such costs and expenses, whether or not the Merger is consummated; provided, however, that Steel and Iron shall share equally all costs and expenses (other than attorneys’ and accountants’ fees and expenses) incurred in relation to printing and filing and, as applicable, mailing the Registration Statement and the Joint Proxy Statement/Prospectus and any amendments or supplements thereto and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement/Prospectus, as well as those expenses incurred in relation to the filing of the required materials under the HSR Act.

Article X

General Provisions

Section 10.1. Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below. A party electing to provide notice by electronic transmission as provided herein shall also provide mailed copies of any such notice.

(a) If to Steel or Merger Sub:

Salix Pharmaceuticals, Ltd.

1700 Perimeter Park Drive

Morrisville, North Carolina 27560

Telecopier No.: (919) 862-1097

Attention: Chief Executive Officer

With a copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail

Suite 300

Raleigh, North Carolina 27607

Telecopier No.: (919) 781-4865

Attention: Donald R. Reynolds, Esq.

(b) If to Iron:

InKine Pharmaceutical Company, Inc.

1787 Sentry Parkway West

Building 18, Suite 440

Blue Bell, Pennsylvania 19422

Telecopier No.: (215) 283-4602

Attention: Chief Executive Officer

With a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Telecopier No.: (215) 963-5001

Attn: Richard B. Aldridge, Esq.

Section 10.2. Certain Definitions

For purposes of this Agreement, the term:

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person and for purposes of this Agreement shall be deemed to include, without limitation, with respect to Steel and Iron (i) each executive officer of either Steel or Iron, respectively; (ii) each director of either Steel or Iron, respectively; and (iii) each beneficial owner of more than five percent (5%) of Steel Common Stock or Iron Common Stock, respectively, other than any such beneficial owner who is eligible to make filings in respect thereof on Schedule 13G under applicable SEC rules and regulations.

“beneficial owner” (including the terms “beneficial ownership” and “beneficially own”) means with respect to any shares of capital stock, a Person who shall be deemed to be the beneficial owner or have beneficial ownership of such shares (i) which such Person or any of its Affiliates or associates beneficially owns, directly or indirectly, (ii) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding voting or disposing of any such shares or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder.

“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Encumbrance” shall mean any lien, pledge, charge, security interest or other encumbrance of any nature.

“Indebtedness” of a Person shall mean (i) indebtedness of such Person for borrowed money whether short-term or long-term and whether secured or unsecured, (ii) indebtedness of such Person for the deferred purchase price of services or property, which purchase price (A) is due twelve months or more from the date of incurrence of the obligation in respect thereof or (B) customarily or actually is evidenced by a note or other written instrument (including, without limitation, any such indebtedness which is non-recourse to the credit of such Person but is secured by assets of such Person); (iii) obligations of such Person under capital leases, (iv) obligations of such Person arising under acceptance facilities, (v) the undrawn face amount of, and unpaid reimbursement obligations in respect of, all letters of credit issued for the account of such Person, (vi) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (vii) all obligations of such Person upon which interest charges are customarily paid, (viii) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (ix) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock (with redeemable preferred stock being valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends), (x) all executory obligations of such Person in respect of financial hedge contracts (including, without limitation, equity hedge contracts), (xi) all indebtedness of the types referred to in clauses (i) through (x) above for which such Person is obligated under a contingent obligation and (xii) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee.

“Intellectual Property” means all (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, trade names, and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) computer software, data, and documentation, (v) trade secrets and confidential business information (including formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information, (vi) Internet domain names and applications for domain names, (vii) other proprietary rights, and (viii) copies and tangible embodiments thereof (in whatever form or medium).

“Iron Convertible Securities” shall mean the Iron Options, Iron Warrants and other rights to acquire or receive shares of Iron Common Stock.

“Material Adverse Effect” shall mean, with respect to a specified Person any change, event or effect that individually or in the aggregate (taking into account all other such changes, events or effects) that has a material adverse effect on the business, operations, assets, liabilities, earnings, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, if any, taken as a whole. Notwithstanding the foregoing, any adverse change, event or effect arising from or related to any of the following shall not be taken into account in determining whether a “Material Adverse Effect” has occurred:

(a) conditions affecting the industries in which the Iron, Steel or their Subsidiaries participate generally or the United States economy generally;

(b) national or international political or social conditions generally, including terrorist attacks (except to the extent disproportionately materially adversely affecting one party compared to the other) and the engagement by the United State in hostilities;

(c) financial, banking or securities markets generally (including any disruption thereof and any decline in the price of any security or any market index);

(d) changes in any laws, rules, regulations, orders or other binding directives issued by any governmental authority affecting the parties similarly;

(e) any action taken by a party hereto in accordance with this Agreement;

(f) as to any party, any existing event or occurrence or circumstance with respect to which the other party or parties have knowledge as of the date hereof (but not any change to such event, occurrence or circumstance after the date hereof);

(g) any adverse change in or effect that is cured by the Closing;

(h) the public announcement of the transactions contemplated by this Agreement; or

(i) the completion of the transactions contemplated hereby.

“knowledge” means, with respect to Iron or the Iron Subsidiaries, only the actual knowledge of Leonard S. Jacob, M.D., Robert F. Apple, Martin Rose, M.D., J.D. and John M. Cullen, Ph. D., J.D. With respect to Steel or the Steel Subsidiaries, “knowledge” means only the actual knowledge of Carolyn J. Logan, Adam C. Derbyshire, Stephen D. Celestini and William P. Forbes.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group, including, without limitation, any entity or group as defined in Section 13(d) of the Exchange Act.

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary of such Person) (i) owns, directly or indirectly, fifty percent (50%) or more of the capital stock, partnership interests or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity; or (ii) possesses, directly or indirectly, control over the direction of management or policies of such corporation, partnership, joint venture or other legal entity (whether through ownership of voting securities, by agreement or otherwise).

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment-related, use, property, withholding, excise, occupation, stamp, transfer, value-added and other similar taxes, duties or assessments, together with all interest, penalties and additions imposed with respect to such amounts.

Section 10.3. Headings

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.4. Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or other judgment, decree, injunction or order, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.5. Entire Agreement

This Agreement (together with the Exhibits, the Schedules of Exceptions and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.6. Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.7. Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 10.8. Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the rights of the Indemnified Persons under Section 7.7.

Section 10.9. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Section 10.10. Counterparts

This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed and delivered as of the date first written above.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ Carolyn J. Logan

Name:	Carolyn J. Logan
Title:	President and Chief Executive Officer

METAL ACQUISITION CORP.

By:	/s/ Carolyn J. Logan

Name:	Carolyn J. Logan
Title:	President and Chief Executive Officer

INKINE PHARMACEUTICAL COMPANY, INC.

By:	/s/ Leonard S. Jacob

Name:	Leonard S. Jacob
Title:	CEO

Schedule 1.5

Directors of the Surviving Corporation

Carolyn J. Logan

Adam C. Derbyshire

Officers of the Surviving Corporation

Carolyn J. Logan, President and Chief Executive Officer

Adam C. Derbyshire, Vice President, Chief Financial Officer and Assistant Secretary

Stephen D. Celestini, Vice President, General Counsel and Secretary

Annex B

[LETTERHEAD OF BANC OF AMERICA SECURITIES LLC]

June 23, 2005

Board of Directors

Salix Pharmaceuticals, Ltd.

1700 Perimeter Park Drive

Morrisville, NC 27560-8404

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Salix Pharmaceuticals, Ltd. (“Salix”) of the Exchange Ratio (as defined below) provided for in connection with the proposed Merger (as defined below). Pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) to be entered into among InKine Pharmaceutical Company, Inc. (“InKine”), Salix and Metal Acquisition Corp., a wholly owned subsidiary of Salix (“Merger Sub”), Merger Sub will merge with and into InKine (the “Merger”), with InKine continuing as the surviving corporation in the Merger, and each outstanding share of common stock, par value $0.0001 per share, of InKine (“InKine Common Stock”) will be converted into the right to receive a fraction of a share of common stock, par value $0.001 per share, of Salix (“Salix Common Stock”) equal to $3.55 divided by the Salix Share Price (as defined below) and rounded to four decimal places (the “Exchange Ratio”); provided however, that if the Salix Share Price is greater than $20.44, then the Exchange Ratio shall equal 0.1737 and if the Salix Share Price is less than $16.00, then the Exchange Ratio shall equal 0.2219. The “Salix Share Price” shall mean the average (rounded to the nearest cent) of the per share closing prices of Salix Common Stock as reported by the National Association of Securities Dealers Automated Quotation System/National Market System for the 40 trading days ending on the second trading day prior to the closing date of the Merger. The Agreement also provides that concurrently with the execution of the Agreement, certain holders of InKine Common Stock and Salix Common Stock will enter into voting agreements in connection with the Merger. The terms and conditions of the Merger are more fully set out in the Agreement.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of InKine and Salix, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning InKine and Salix, respectively;

(iii) reviewed certain financial forecasts related to InKine prepared by the management of InKine (the “InKine Case”) and reviewed certain financial forecasts related to InKine prepared by the management of Salix (the “Salix Case”);

(iv) reviewed certain financial forecasts related to Salix prepared by the management of Salix (the “Salix Projections”)

(v) reviewed and discussed with senior executives of Salix information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Salix (the “Strategic Benefits”);

(vi) discussed the past and current operations, financial condition and prospects of InKine with senior executives of InKine and Salix and discussed the past and current operations, financial condition and prospects of Salix with senior executives of Salix;

(vii) reviewed the pro forma impact of the Merger on Salix’s earnings per share, cash flow, consolidated capitalization and financial ratios;

(viii) reviewed information prepared by members of senior management of InKine and Salix relating to the relative contributions of InKine and Salix to the combined company;

Board of Directors

Salix Pharmaceuticals, Ltd.

June 23, 2005

(ix) reviewed the reported prices and trading activity for InKine Common Stock and Salix Common Stock;

(x) compared the financial performance of InKine and Salix and the prices and trading activity of InKine Common Stock and Salix Common Stock with that of certain other publicly traded companies we deemed relevant;

(xi) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xii) participated in discussions and negotiations among representatives of InKine and Salix and their respective advisors;

(xiii) reviewed the June 23, 2005 draft of the Agreement (the “Draft Agreement”) and certain related documents; and

(xiv) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. At Salix’s direction, we have assumed that the InKine Case has been reasonably prepared by InKine’s management on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of InKine. At Salix’s direction, we have assumed that the Salix Case has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of InKine, and, at Salix’s direction, we have relied upon the Salix Case in arriving at our opinion. With respect to the Salix Projections and the Strategic Benefits, at Salix’s direction, we have assumed that they have been reasonably prepared by the management of Salix on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Salix and such Strategic Benefits. We have relied, at Salix’s direction, on the assessments of the management of Salix as to Salix’s ability to achieve the Strategic Benefits estimated by the management of Salix to result from the Merger and we have assumed, at Salix’s direction, that such Strategic Benefits will be realized in the amounts and at the times projected. We have not made any independent valuation or appraisal of the assets or liabilities of InKine, nor have we been furnished with any such valuations or appraisals. We have assumed that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us, and that the Merger will be consummated as provided in the Draft Agreement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waivers thereof. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended.

Except to the extent expressly specified herein with respect to the Exchange Ratio in the Merger, we express no view or opinion as to any terms or aspects of the transactions contemplated by the Agreement (including, without limitation, the form or structure of the Merger). In addition, no opinion is expressed as to whether any transaction might be more favorable to Salix as an alternative to the Merger or as to the underlying business decision of the Board of Directors of Salix to proceed with or effect the Merger.

We have acted as financial advisor to the Board of Directors of Salix in connection with the Merger and will receive a fee for our services, which is contingent upon the consummation of the Merger. We or our affiliates may in the future provide financial advisory and financing services to Salix and may in the future receive fees for the rendering of these services. Our asset management affiliate has less than 3% of the outstanding Salix Common Stock under management. In the ordinary course of our businesses, we and our affiliates may actively trade the securities of InKine and Salix for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities.

Board of Directors

Salix Pharmaceuticals, Ltd.

June 23, 2005

It is understood that this letter is for the benefit and use of the Board of Directors of Salix in connection with and for the purposes of its evaluation of the Merger and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by Salix in respect of the Merger with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion. This opinion does not in any manner address the prices at which Salix Common Stock will trade following consummation of the Merger. In addition, we express no opinion or recommendation as to how the stockholders of Salix and InKine should vote at the stockholders’ meetings held in connection with the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to Salix.

Very truly yours,

/s/    BANC OF AMERICA SECURITIES LLC

BANC OF AMERICA SECURITIES LLC

Annex C

[LETTERHEAD OF UBS SECURITIES LLC]

June 23, 2005

The Board of Directors

InKine Pharmaceutical Company, Inc.

1787 Sentry Parkway West

Building 18, Suite 440

Blue Bell, Pennsylvania 19422

Dear Members of the Board:

We understand that InKine Pharmaceutical Company, Inc. (“InKine”) proposes to enter into an Agreement and Plan of Merger, dated as of June 23, 2005 (the “Agreement”), among Salix Pharmaceuticals, Ltd. (“Salix”), Metal Acquisition Corp., a wholly owned subsidiary of Salix (“Merger Sub”), and InKine pursuant to which, among other things, (i) Merger Sub will be merged with and into InKine (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.0001 per share, of InKine (“InKine Common Stock”) will be converted into the right to receive a number of shares of the common stock, par value $0.001 per share, of Salix (“Salix Common Stock”) equal to the quotient of $3.55 and the average of the per share closing prices of Salix Common Stock as reported by Nasdaq for the 40 trading days ending on the second trading day prior to the closing date of the Merger (such average per share closing price of Salix Common Stock, the “Salix Share Price” and, such quotient, the “Merger Exchange Ratio”), provided that (x) if the Salix Share Price is greater than $20.44, then each outstanding share of InKine Common Stock will be converted into the right to receive 0.1737 of a share of Salix Common Stock and (y) if the Salix Share Price is less than $16.00, then each outstanding share of InKine Common Stock will be converted into the right to receive 0.2219 of a share of Salix Common Stock. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Exchange Ratio to the holders of InKine Common Stock.

UBS Securities LLC (“UBS”) has acted as financial advisor to InKine in connection with the Merger and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon the consummation of the Merger. UBS and its affiliates in the past have provided services to Salix unrelated to the proposed Merger, for which services UBS and its affiliates have received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and accounts of customers, securities of InKine and Salix and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to InKine or the underlying business decision of InKine to effect the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreement or the form of the Merger. We express no opinion as to what the value of Salix Common Stock will be when issued pursuant to the Merger or the prices at which Salix Common Stock or InKine Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that each of InKine, Salix and Merger Sub will comply with all material terms of the Agreement and that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on InKine, Salix or the contemplated benefits of the Merger. Except for preliminary discussions held at the direction of InKine with selected third parties in 2004, we were not requested to, and we did not, solicit third party indications of interest in the acquisition of all or a part of InKine.

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The Board of Directors

InKine Pharmaceutical Company, Inc.

June 23, 2005

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to InKine and Salix; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of InKine and Salix that were provided to us by the respective managements of InKine and Salix and not publicly available, including financial forecasts and estimates prepared by the respective managements of InKine and Salix; (iii) conducted discussions with members of the senior managements of InKine and Salix concerning the businesses and financial prospects of InKine and Salix; (iv) reviewed current and historical market prices and trading volumes of InKine Common Stock and Salix Common Stock; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of business we believe to be generally comparable to those of InKine and Salix; (vi) compared the financial terms of the Merger with publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed the potential pro forma financial effect of the Merger on the estimated earnings per share of Salix based on financial forecasts and estimates prepared by the respective managements of Salix and InKine; (viii) reviewed certain estimates prepared by the managements of InKine and Salix as to the potential cost savings and other synergies anticipated to result from the Merger; (ix) reviewed the Agreement and certain related documents; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of InKine or Salix, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, pro forma effects and calculation of cost savings and other synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of InKine and Salix as to the future financial performance of InKine and Salix and the other matters covered thereby and that the future financial results and potential cost savings and other synergies reflected in such forecasts and estimates will be achieved at the times and in the amounts projected. We also have relied, at your direction, without independent verification or investigation, upon the assessments of the managements of InKine and Salix as to the products and product candidates of InKine and Salix and the risks associated with such products and product candidates (including the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and product candidates and the potential impact of generic product competition). Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date of this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Exchange Ratio is fair, from a financial point of view, to the holders of InKine Common Stock.

Very truly yours,

/s/    UBS SECURITIES LLC

UBS SECURITIES LLC

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Annex D

June 23, 2005

Board of Directors

InKine Pharmaceutical Company, Inc.

1787 Sentry Parkway West, Building 18, Suite 440

Blue Bell, Pennsylvania 19422

Letter Agreement to Vote Shares

Ladies and Gentlemen:

I, the undersigned stockholder of Salix Pharmaceuticals, Ltd., a Delaware corporation (the “Company”), intending to be legally bound, hereby agree as follows in order to induce InKine Pharmaceutical Company, Inc., a New York corporation (“Iron”), to enter into that certain Agreement and Plan of Merger, dated as of June 23, 2005 (the “Agreement”), by and among the Company, Iron and Metal Acquisition Corp., a New York corporation (“Merger Sub”), pursuant to which Merger Sub shall be merged with and into Iron resulting in Iron becoming a wholly-owned subsidiary of the Company (the “Merger”).

1. Agreement to Vote Shares. Subject to Paragraph 2 hereof, at every meeting of the stockholders of the Company called with respect to the following actions, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to the following actions, or in any other circumstances upon which a vote, consent or other approval with respect to the following actions is sought, I agree to vote all outstanding shares of the Company Common Stock that I hold of record and beneficially, and any additional outstanding shares of the Company Common Stock that I hold of record and beneficially as of the relevant record date (the “Shares”), in person or by proxy, in favor of approval of the issuance of Company Common Stock in the Merger pursuant to the Agreement, and any other actions contemplated thereby.

2. Exceptions. Notwithstanding the provisions of Paragraph 1 above, I will have no obligation to vote any of my Shares pursuant to Paragraph 1 hereof unless:

(a) there shall not be in effect, on the date of the vote taken with respect to the Merger, any statute, rule, regulation, order or injunction of a court of competent jurisdiction which prohibits, restricts or makes illegal the consummation of the Merger; and

(b) the Registration Statement to be filed with the SEC by the Company under the Securities Act to register the shares of the Steel Common Stock to be issued in the Merger shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

3. No Other Voting Agreements. I agree that I will not, nor will I permit any entity under my control to, deposit any of my Shares in a voting trust or subject any of my Shares, directly or indirectly, to any arrangement with respect to the voting of the Shares in any manner inconsistent with this Letter Agreement.

4. Transfer and Encumbrance. I agree that I will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise (including any transfer by operation of law or by will or by the laws of descent and distribution), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, assignment or other disposition of, any of my Shares, except to a person who is a party to a voting agreement with Iron in the form of this Letter Agreement.

5. Specific Performance. I agree that irreparable damage would occur in the event any of the provisions of this Letter Agreement were not performed in accordance with the terms hereof, and Iron shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

6. Further Assurances. I agree that I will, from time to time, take such actions and execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Iron may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Letter Agreement.

7. Consent and Waiver. I hereby give any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which I am a party as a stockholder of the Company or pursuant to any rights I may have as a stockholder of the Company.

8. Entire Agreement; Binding Effect. This Letter Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the successors, assigns, heirs, executors and personal representatives (as applicable) of the parties hereto.

9. Governing Law. This Letter Agreement will be governed by, and construed in accordance with, the laws of State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10. Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

11. Termination. This Letter Agreement shall terminate and have no further force or effect as of the earlier to occur of (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Agreement or (b) such date and time as the Agreement shall have been terminated in accordance with Article IX thereof.

[The next page is the signature page.]

Very truly yours,

Dated: June 23, 2005
[Printed or Typed Name]

By:
[Signature]

Annex E

June 23, 2005

Board of Directors

Salix Pharmaceuticals, Ltd.

1700 Perimeter Park Drive

Morrisville, NC 27560-8404 U.S.A.

Letter Agreement to Vote Shares

Ladies and Gentlemen:

I, the undersigned stockholder of InKine Pharmaceutical Company, Inc., a New York corporation (the “Company”), intending to be legally bound, hereby agree as follows in order to induce Salix Pharmaceuticals, Ltd., a Delaware corporation (“Steel”), to enter into that certain Agreement and Plan of Merger, dated as of June 23, 2005 (the “Agreement”), by and among the Company, Steel and Metal Acquisition Corp., a New York corporation (“Merger Sub”), pursuant to which Merger Sub shall be merged with and into the Company resulting in the Company becoming a wholly-owned subsidiary of Steel (the “Merger”).

1. Agreement to Vote Shares. Subject to Paragraph 2 hereof, at every meeting of the stockholders of the Company called with respect to the following actions, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to the following actions, or in any other circumstances upon which a vote, consent or other approval with respect to the following actions is sought, I agree to vote all outstanding shares of the Company Common Stock that I hold of record and beneficially, and any additional outstanding shares of the Company Common Stock that I hold of record and beneficially as of the relevant record date (the “Shares”), in person or by proxy, in favor of approval of the Merger and the adoption and approval of the Agreement, including all actions contemplated thereby.

2. Exceptions. Notwithstanding the provisions of Paragraph 1 above, I will have no obligation to vote any of my Shares pursuant to Paragraph 1 hereof unless:

(a) there shall not be in effect, on the date of the vote taken with respect to the Merger, any statute, rule, regulation, order or injunction of a court of competent jurisdiction which prohibits, restricts or makes illegal the consummation of the Merger; and

(b) the Registration Statement to be filed with the SEC by Steel under the Securities Act to register the shares of the Steel Common Stock to be issued in the Merger shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

3. No Other Voting Agreements. I agree that I will not, nor will I permit any entity under my control to, deposit any of my Shares in a voting trust or subject any of my Shares, directly or indirectly, to any arrangement with respect to the voting of the Shares in any manner inconsistent with this Letter Agreement.

4. Transfer and Encumbrance. I agree that I will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise (including any transfer by operation of law or by will or by the laws of descent and distribution), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, assignment or other disposition of, any of my Shares, except to a person who is a party to a voting agreement with Steel in the form of this Letter Agreement.

5. Specific Performance. I agree that irreparable damage would occur in the event any of the provisions of this Letter Agreement were not performed in accordance with the terms hereof, and Steel shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

6. Further Assurances. I agree that I will, from time to time, take such actions and execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Steel may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Letter Agreement.

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7. Consent and Waiver. I hereby give any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which I am a party as a stockholder of the Company or pursuant to any rights I may have as a stockholder of the Company.

8. Entire Agreement; Binding Effect. This Letter Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the successors, assigns, heirs, executors and personal representatives (as applicable) of the parties hereto.

9. Governing Law. This Letter Agreement will be governed by, and construed in accordance with, the laws of State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10. Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

11. Termination. This Letter Agreement shall terminate and have no further force or effect as of the earlier to occur of (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Agreement or (b) such date and time as the Agreement shall have been terminated in accordance with Article IX thereof.

[The next page is the signature page.]

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Very truly yours,

Dated: June 23, 2005
[Printed or Typed Name]

By:
[Signature]

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